Form 40-F
period 2021-12-31
VICINITY MOTOR CORP
filed 2022-03-30
CIK 1834975

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

Commission File Number 001-40412

VICINITY MOTOR CORP.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	3711	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number, if applicable)	(I.R.S. Employer Identification No.)

3168, 262nd Street

Aldergrove, British Columbia, Canada V4W 2Z6

Attention: William Trainer

Chief Executive Officer

Telephone: (604) 607-4000

(Address and telephone number of registrant’s principal executive offices)

Delaney Corporate Services Ltd.

99 Washington Avenue, suite 805A

Albany, New York 12210

Telephone: (518) 465-9242

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:
Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
Common Shares, no par value	VEV	The Nasdaq Stock Market LLC
Common Shares, no par value	VMC	TSX Venture Exchange
Common Shares, no par value	6LGA	Frankfurt Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form ☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

34,946,379 Common Shares (as at December 31, 2021).

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. Emerging growth company

☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐

EXPLANATORY NOTE

Vicinity Motor Corp. (the “Registrant”) is a Canadian corporation eligible to file its Annual Report pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.

The Registrant prepares its annual financial statements, which are filed with this Annual Report on Form 40-F, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”). Such financial statements may not be comparable to financial statements prepared in accordance with United States generally accepted accounting principles.

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2021, based upon the Bank of Canada published daily average exchange rate, was U.S.$1.00 = CDN$1.2678.

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

PRINCIPAL DOCUMENTS

The following documents are filed as part of this Annual Report on Form 40-F:

A.    Annual Information Form

For the Registrant’s Annual Information Form for the year ended December 31, 2021, see Exhibit 99.1 of this Annual Report on Form 40-F.

B.    Audited Annual Financial Statements

For the Registrant’s Audited Consolidated Financial Statements for the year ended December 31, 2021 (the “2021 Financial Statements”), including the Report of Independent Registered Public Accounting Firm with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F.

C.    Management’s Discussion and Analysis

For the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2021 (“MD&A”), see Exhibit 99.3 of this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

A.    Certifications

The required disclosure is included in Exhibits 99.5, 99.6, 99.7 and 99.8 of this Annual Report on Form 40-F.

B.    Disclosure Controls and Procedures

Disclosure Controls and Procedures

At the end of the period covered by this Annual Report, an evaluation of the effectiveness of the design and operation of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) under the Exchange Act) was carried out by the Registrant’s principal executive officer (the “CEO”) and principal financial officer (the “CFO”). Based upon that evaluation, the Registrant’s CEO and CFO have concluded that, as of the end of the period covered by this Annual Report, the design and operation of the Registrant’s disclosure controls and procedures are effective to ensure that (i) information required to be disclosed in reports that the Registrant files or submits to regulatory authorities is recorded, processed, summarized and reported within the time periods specified by regulation, and (ii) is accumulated and communicated to management, including the Registrant’s CEO and CFO, to allow timely decisions regarding required disclosure.

It should be noted that while the Registrant’s CEO and CFO believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant’s disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

C.    Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Commission for newly public companies.

D.    Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Registrant’s registered public accounting firm due to a transition period established by rules of the Commission for newly public companies. Under Section 3 of the Exchange Act, as a result of enactment of the Jumpstart Our Business Startups Act (the “JOBS Act”), “emerging growth companies” are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s assessment of internal control over financial reporting. The Registrant qualifies as an “emerging growth company” and therefore has not included in, or incorporated by reference into, this Annual Report such an attestation report as of the end of the period covered by this Annual Report.

E.    Changes in Internal Control over Financial Reporting

During the year ended December 31, 2021, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

Audit Committee

The Board of Directors has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the Registrant’s annual financial statements. As of the date of this Annual Report, the members of the Audit Committee are Mr. Christopher Strong (Chair), Mr. Joseph E. Miller, and Mr. John LaGourgue.

The Board of Directors of the Registrant has determined that Mr. Strong and Mr. Miller are “independent,” as such term is defined under the rules of The Nasdaq Stock Market LLC (“Nasdaq”) pertaining to audit committees. Mr. LaGourgue is not considered “independent,” as such term is defined under the rules of Nasdaq pertaining to audit committees. The Registrant is relying upon the phase-in provisions of Rule 5615(b) for the Audit Committee composition requirement as at the date of this Form 40-F. The Registrant has determined that all members of the Audit Committee are financially literate, meaning that they must be able to read and understand fundamental financial statements.

Audit Committee Financial Expert

The Board of Directors of the Registrant has determined that the Chair of the Audit Committee, Mr. Christopher Strong is an “audit committee financial expert,” as defined in General Instruction B(8)(b) of Form 40-F. The SEC has indicated that the designation of each of and as audit committee financial experts does not make them an “expert” for any purpose, impose any duties, obligations or liability on them that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

The Registrant has not adopted a written code of ethics applicable to officers and directors of the Registrant. The Board of Directors has found that the fiduciary duties placed on individual directors by the Registrant’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board of Director in which the director has an interest have been sufficient to ensure that the Board of Directors operated independently of management and in the best interests of the Registrant.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The external auditor of the Company is PricewaterhouseCoopers LLP (Vancouver, British Columbia, Canada V6C 3S7, PCAOB ID No. 271)

The required disclosure is included under the heading “External Independent Registered Public Accounting Firm Service Fees” in the Registrant’s Annual Information Form for the year ended December 31, 2021, filed as Exhibit 99.1 to this Annual Report on Form 40-F, and is incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under the heading “Off-Balance Sheet Arrangements” on page 16 of Exhibit 99.3, the MD&A, is incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

The disclosure provided under the heading “Liquidity Risk” on page 15 of Exhibit 99.3, the MD&A, is incorporated by reference herein.

DIFFERENCES IN NASDAQ AND CANADIAN CORPORATE GOVERNANCE REQUIREMENTS

The Registrant is a foreign private issuer and its common shares are listed on The Nasdaq Stock Market LLC (“Nasdaq”).

Nasdaq Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to distribute annual and interim reports set forth in Rule 5250(d), and the Direct Registration Program requirement set forth in Rules 5210(c) and 5255; provided, however, that such a company shall comply with the Notification of Material Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), have an audit committee that satisfies Rule 5605(c)(3), and ensure that such audit committee’s members meet the independence requirement in Rule 5605(c)(2)(A)(ii).

The Registrant does not follow Rule 5605(e)(1), which requires independent director involvement in the selection of director nominees, by having a Nominations Committee comprised solely of independent directors. In lieu of following Rule 5605(e)(1), the Registrant follows the rules of the TSX Venture Exchange (“TSXV”).

The Registrant does not follow Rule 5605(e)(2), which requires companies to adopt a formal written charter or board resolution, as applicable, addressing the director nomination process and such related matters as may be required under the federal securities laws. In lieu of following Rule 5605(e)(2), the Registrant follows the rules of the TSXV.

The Nasdaq minimum quorum requirement under Rule 5620(c) for a shareholder meeting is 33-1/3% of the outstanding shares of common voting stock. In addition, a registrant listed on Nasdaq is required to state its quorum requirement in its by-laws. The Registrant’s quorum requirement is set forth in its articles, which for a British Columbia company, articles are equivalent to what other jurisdictions refer to as by-laws. A quorum for a meeting of shareholders of the Registrant is two shareholders, or one or more proxyholders representing two shareholders, or one shareholder and a proxyholder representing one shareholder. The Registrant does not follow Rule 5620(c) (shareholder quorum) but instead follows its home country practice.

Sections 5635(a) through (d) of the Nasdaq Listing Rules require an issuer to obtain shareholder approval prior to certain issuances of securities, including (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements. The Registrant does not follow this rule. Instead, the Registrant follows the rules of the TSXV and applicable Canadian securities laws. Such rules require TSXV approval for (i) acquisitions of stock or assets of another company, unless exempt under TSXV rules, which exemption is only available for non-material transactions for which securities are not issued; (ii) equity-based compensation plans; (iii) change of control; and (iv) private placements. TSXV rules for equity based compensation plans require shareholder approval annually for certain types of equity compensation plans, including the types of equity compensation plans that the Registrant presently has in place. Additionally, TSXV rules and Canadian securities laws, including Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions require an issuer to obtain shareholder approval, and minority shareholder approval in certain circumstances, for acquisitions of stock or assets of another company, change of control transactions and private placements, in certain circumstances, as set out in the applicable rules.

The foregoing is consistent with the laws, customs and practices in Canada.

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 40-F are forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended. Please see “Forward Looking Information” in the Annual Information Form of the Registrant for the year ended December 31, 2021, filed as Exhibit 99.1 to this Annual Report on Form 40-F for a discussion of risks, uncertainties, and assumptions that could cause actual results to vary from those forward-looking statements.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the “Commission”) staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an Annual Report on Form 40-F arises or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this Annual Report arises.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 30, 2022	Vicinity Motor Corp.
	By:	/s/ William Trainer
	Name:	William Trainer
	Title:	Chief Executive Officer

Exhibit Index

Exhibit No.	Document
99.1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2021.
99.2	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2021 together with the Reports of Independent Registered Public Accounting Firm.
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Registrant for the year ended December 31, 2021.
99.4	Consent of PricewaterhouseCoopers LLP, dated March 29, 2022.
99.5	Certification of Chief Executive Officer (Principal Executive Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certification of Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.7	Certification of Chief Executive Officer (Principal Executive Officer) under Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Certification of Chief Financial Officer (Principal Financial Officer) under Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Schema Linkbase Document.
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)