Form 20-F
period 2022-12-31
VICINITY MOTOR CORP
filed 2023-04-28
CIK 1834975

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-40412

VICINITY MOTOR CORP.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

British Columbia
(Jurisdiction of incorporation)

3168, 262nd Street
Aldergrove, British Columbia, Canada V4W 2Z6
(Address of principal executive offices)

William Trainer
Chief Executive Officer
3168, 262nd Street
Aldergrove, British Columbia, Canada V4W 2Z6
Telephone: (604) 607-4000
(Name, Telephone, E-mail and/or Facsimile number and Address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol:	Name of each exchange on which registered or to be registered
Common Shares, no par value	VEV	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

At closing on December 31, 2022, Vicinity Motor Corp. (the “Corporation”) had 44,742,039 common shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-accelerated Filer ☒ Emerging growth company ☒

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

☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).

☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

  ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

 Yes ☐ No ☒

table of contents

 ____________________

i

Introduction

Unless indicated otherwise by the context, all references in this Annual Report on Form 20-F to “Vicinity,” “VMC,” “the Corporation,” “we,” “us,” or “our” refer to Vicinity Motor Corp. and its consolidated subsidiaries.

The Corporation presented its consolidated financial statements in Canadian dollars for financial years ending up to December 31, 2020. For the financial year ended December 31, 2021, the Corporation began reporting in United States dollars and continues to report in United States dollars. All dollar figures in this Annual Report on Form 20-F (this “Annual Report”) are in United States dollars, unless otherwise indicated. Canadian dollar amounts are indicated as “C$”. This Annual Report contains the Corporation’s audited consolidated financial statements and related notes for the years ended December 31, 2020, December 31, 2021 and December 31, 2022 (the “Annual Financial Statements”). The Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

CAUTIONARY NOTE REGARDING Forward-Looking Statements

Except for the historical information contained in this Annual Report, the statements contained in this Annual Report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995, as amended, and other federal securities laws with respect to the Corporation’s business, financial condition and results of operations. All statements other than statements of historical fact are forward-looking statements. The use of the words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would”, and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not a forward-looking statement. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this registration statement should not be unduly relied upon. Any forward-looking statements are qualified in their entirety by reference to the risk factors discussed throughout this Annual Report. Some of the risks, uncertainties and assumptions that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include but are not limited to:

●	the intentions, plans and future actions of the Corporation;

●	the business and future activities of the Corporation;

●	anticipated developments in operations of the Corporation;

●	market position, ability to compete and future financial or operating performance of the Corporation;

●	the timing and amount of funding required to execute the Corporation’s business plans;

●	capital expenditures;

●	the effect on the Corporation of any changes to existing or new legislation or policy or government regulations;

●	the availability of labor;

●	requirements for additional capital;

●	goals, strategies and future growth;

●	the adequacy of financial resources;

●	expectations regarding revenues, expenses and anticipated cash needs;

●	the impact of the COVID-19 pandemic on the business and operations of the Corporation; and

●	such other factors discussed in greater detail under “Risk Factors.”

Although the Corporation base the forward-looking statements contained in this Annual Report on assumptions that it believes are reasonable, the Corporation cautions you that actual results and developments (including the Corporation’s results of operations, financial condition and liquidity, and the development of the industry in which it operates) may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report. Additional impacts may arise that it is not aware of currently. The potential of such additional impacts intensifies the business and operating risks that it faces, and should be considered when reading the forward-looking statements contained in this Annual Report. In addition, even if results and developments are consistent with the forward-looking statements contained in this Annual Report, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of the Corporation’s forward-looking statements in this Annual Report may prove to be inaccurate. The Corporation has highlighted important factors in the cautionary statements included in this Annual Report, particularly in Section 3.D of this Annual Report titled “Risk Factors”, that it believes could cause actual results or events to differ materially from the forward-looking statements that it makes. No forward-looking statement is a guarantee of future results. Moreover, the Corporation operates in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for the Corporation’s management to predict all risks, nor can it assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements it may make.

You should read this Annual Report and the documents that are referenced herein and have been filed as exhibits hereto completely and with the understanding that actual future results may be materially different from what the Corporation expects. The forward-looking statements contained herein are made as of the date of this Annual Report, and the Corporation does not assume any obligation to update any forward-looking statements except as required by applicable laws.

The Corporation has taken advantage of certain reduced reporting and other requirements in this Annual Report that are available to foreign private issuers and not to U.S. domestic companies. Accordingly, the information contained herein may be different than the information you receive in an annual report on Form 10-K from public companies required to report as U.S domestic companies in which you hold equity securities.

Part I.

Item 1.	Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not applicable.

Item 3.	Key Information.

3.A       Reserved

3.B       Capitalization and Indebtedness.

Not applicable.

3.C       Reasons for the Offer and Use of Proceeds.

Not applicable.

3.D       Risk Factors.

An investment in the Corporation’s securities involves a high degree of risk. You should carefully consider the risks described below, which are qualified in their entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Report and all documents incorporated by reference. The risks and uncertainties described below are those the Corporation currently believe to be material, but they are not the only ones the Corporation faces. If any of the following risks, or any other risks and uncertainties that the Corporation has not yet identified or that the Corporation currently considers not to be material, actually occur or become material risks, its business, prospects, financial condition, results of operations and cash flows could be materially and adversely affected.

Failure to drastically increase manufacturing capacity and efficiency could have a material adverse effect on the Corporation’s business, results of operations or financial condition.

Although the Corporation’s existing manufacturing facilities, including contract manufacturers, which were used in 2022 to manufacture over 44 Vicinity Buses and 20 VMC Trucks, are able to satisfy the Corporation’s current manufacturing requirements, the future success of the Corporation’s business depends in part on its ability to drastically increase manufacturing capacity and efficiency, particularly in the United States in order to comply with the “Buy America” Act. The Corporation has completed construction of the Washington Facility, an assembly facility in Washington State that is expected to be able to deliver up to 1,000 buses annually over all sizes and powertrains or 6,250 electric trucks. The Corporation may be unable to expand its business, satisfy demand from its current and new customers, maintain its competitive position and improve profitability if it is unable to operate the Washington Facility and otherwise allow for increases in manufacturing output and speed. The construction of such a facility will require significant cash investments and management resources and may not meet the Corporation’s expectations with respect to increasing capacity, efficiency and satisfying additional demand. For example, if there are further delays in the Washington Facility becoming fully operational or achieving target yields and output, the Corporation may not meet its target for adding capacity, which would limit its ability to increase sales and result in lower than expected sales and higher than expected costs and expenses. Failure to drastically increase manufacturing capacity or otherwise satisfy customers’ demands may result in a loss of market share to competitors, damage the Corporation’s relationships with its key customers, a loss of business opportunities or otherwise materially adversely affect its business, results of operations or financial condition.

The Corporation is and will be dependent on its manufacturing facilities. If one or more of its current or future manufacturing facilities becomes inoperable, capacity constrained or if operations are disrupted, the Corporation’s business, results of operations or financial condition could be materially adversely affected.

The Corporation’s revenue is and will be dependent on the continued operations of its existing manufacturing facilities as well as its other planned facilities, the Washington Facility. To the extent that the Corporation experiences any operational risk including, among other things, fire and explosions, severe weather and natural disasters (such as floods and hurricanes), failures in water supply, major power failures, equipment failures (including any failure of its information technology, air conditioning, and cooling and compressor systems), failures to comply with applicable regulations and standards, labor force and work stoppages, or if its current or future manufacturing facilities become capacity constrained, the Corporation will be required to make capital expenditures even though it may not have available resources at such time. Additionally, there is no guarantee that the proceeds available from the Corporation’s insurance policies will be sufficient to cover such capital expenditures. As a result, the Corporation’s insurance coverage and available resources may prove to be inadequate for events that may cause significant disruption to its operations. Any disruption in the Corporation’s manufacturing processes could result in delivery delays, scheduling problems, increased costs, or production interruption, which, in turn, may result in its customers deciding to purchase products from its competitors. The Corporation is and will be dependent on its current and future manufacturing facilities which will in the future require a high degree of capital expenditures. If one or more of the Corporation’s current or future manufacturing facilities becomes inoperative, capacity constrained or if operations are disrupted, its business, results of operations or financial condition could be materially adversely affected.

The Corporation may not succeed in establishing, maintaining and strengthening its brand, which would materially and adversely affect customer acceptance of its vehicles, which in turn could materially adversely affect its business, results of operations or financial condition.

The Corporation’s business and prospects heavily depend on its ability to develop, maintain and strengthen the Vicinity brand. If it is unable to establish, maintain and strengthen its brand, the Corporation may lose the opportunity to build and maintain a critical mass of customers. The Corporation’s ability to develop, maintain and strengthen the Vicinity brand will depend heavily on the success of its marketing efforts. The bus industry, the battery electric vehicle industry, and the alternative fuel vehicle industry in general, are highly competitive, and the Corporation may not be successful in building, maintaining and strengthening its brand. Many of the Corporation’s current and potential competitors, particularly bus manufacturers headquartered in the United States and Canada, have greater name recognition, broader customer relationships and substantially greater marketing resources than the Corporation. Failure to develop and maintain a strong brand would materially and adversely affect customer acceptance of the Corporation’s vehicles, could result in suppliers and other third parties being less likely to invest time and resources in developing business relationships with the Corporation, and could materially adversely affect the Corporation’s business, results of operations or financial condition.

Increases in costs, disruption of supply or shortage of lithium-ion battery cells could materially adversely affect the Corporation’s business, results of operations or financial condition.

Any disruption in the supply of battery cells could temporarily disrupt production of the Corporation’s vehicles until a different supplier is fully qualified. Moreover, battery cell manufacturers may refuse to supply electric vehicle manufacturers if they determine that the vehicles are not sufficiently safe. Furthermore, various fluctuations in market and economic conditions may cause the Corporation to experience significant increases in freight charges and battery cell costs. Substantial increases in the prices for battery cells would increase the Corporation’s operating costs and could reduce the Corporation’s margins if the increased costs cannot be recouped through increased vehicle prices. There can be no assurance that the Corporation will be able to recoup increasing costs of battery cells by increasing vehicle prices.

The Corporation’s projected operating and financial results relies in large part upon assumptions and analyses developed by it. If these assumptions or analyses prove to be incorrect, the Corporation’s actual operating and financial results may be materially different from its forecasted results.

The financial and operating information of the Corporation appearing elsewhere in this Annual Report reflects current estimates of future performance made by it. Whether actual operating and financial results and business developments will be consistent with those expectations and assumptions as reflected in projected financial and operating information depends on a number of factors, some of which are outside the Corporation’s control, including, but not limited to:

●	its ability to economically manufacture and distribute its vehicles at scale and meet customers’ business needs;

●	its ability to obtain sufficient capital and successfully execute its growth strategy, including planned additions to its current manufacturing plant, property and equipment as well as the operation of the Washington Facility;

●	its ability to manage its growth;

●	its ability to accurately forecast supply and demand;

●	its ability to secure and maintain required strategic supply arrangements;

●	projected improvements in technology;

●	rates of adoption of battery electric vehicles by customers in the markets in which it operates;

●	continued availability of favorable regulations and government incentives affecting the industry and markets in which it operates;

●	competition, including from established and future competitors;

●	its ability to attract and retain management or other employees who possess specialized market knowledge and technical skills; and

●	the overall strength and stability of the U.S. and Canadian economies.

Unfavorable changes in any of these or other factors, some of which are beyond the Corporation’s control, could cause actual results to differ materially from the Corporation’s projections and other forward-looking information included in this Annual Report, and could materially and adversely affect the Corporation’s business, results of operations or financial condition.

Some of the Corporation’s vehicles use lithium-ion battery cells, which have been observed to catch fire or vent smoke and flame.

The battery packs within some of the Corporation’s vehicles use lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. While the battery pack is designed to contain any single cell’s release of energy without spreading to neighboring cells, a field or testing failure of the Corporation’s vehicles could occur, which could result in bodily injury or death and could subject the Corporation to lawsuits, product recalls, or redesign efforts, all of which would be time consuming and expensive. Also, negative public perceptions regarding the suitability of lithium-ion cells for automotive applications, the social and environmental impacts of cobalt mining or any future incident involving lithium-ion cells, such as a vehicle or other fire, even if such incident does not involve the Corporation’s vehicles, could materially adversely affect the Corporation’s business, results of operations or financial condition.

In addition, manufacturing of some of the Corporation’s vehicles requires it to store a significant number of lithium-ion cells at its facility. Any mishandling of battery cells may cause disruption to the operation of the Corporation’s current or future facilities. While the Corporation has implemented safety procedures related to the handling of the cells, a safety issue or fire related to the cells could disrupt the Corporation’s operations. Such damage or injury could lead to adverse publicity and potentially a safety recall. Moreover, any failure of a competitor’s electric vehicle or energy storage product may cause indirect adverse publicity for the Corporation and its products. Such adverse publicity could negatively affect the Corporation’s brand or could materially adversely affect the Corporation’s business, results of operations or financial condition.

The Corporation is dependent on third-party suppliers, some of which are single-source suppliers, and expects to continue to rely on third-party suppliers. The inability of any supplier to deliver necessary parts or components according to schedule and at prices, volumes or quality levels acceptable to it, or the termination or interruption of any supply arrangement could materially adversely affect the Corporation’s business, results of operations or financial condition.

The Corporation is dependent on its third-party suppliers, some of which are single or limited source suppliers, and such suppliers’ ability to supply and manufacture parts and components included in the Corporation’s vehicles. The Corporation expects to continue to rely on third parties to supply and manufacture such parts and components in the future, as well as to maintain and grow its supply chain for its manufacturing operations in both Canada and the United States. While the Corporation obtains components from multiple sources whenever possible, some of the components used in its vehicles, including certain key battery system components, are purchased from a single source. While the Corporation believes that it may be able to establish alternate supply relationships and can obtain or potentially engineer replacement components for some of its single source components, it may be unable to do so in the short term or at all, or at prices, volumes or quality levels that are acceptable to it. In addition, the inability of any of the Corporation’s suppliers to deliver necessary parts or components according to the Corporation’s schedule and at prices, volumes or quality levels acceptable to the Corporation, or the termination or interruption of any material supply arrangement could materially adversely affect the business, results of operations or financial condition. Also, if any suppliers become economically distressed or go bankrupt, or is acquired by a competitor, the Corporation may be required to, as applicable, provide substantial financial support or take other measures to ensure supplies of components or materials, which could increase its costs, affect its liquidity or cause production disruptions, all of which could materially adversely affect the business, results of operations or financial condition.

In addition, the Corporation operates in multiple jurisdictions is party to certain agreements with suppliers, vendors, and other third parties located in jurisdictions that could impact enforcement of judgments against such third parties. These agreements may contain provisions that limit such third parties’ liability, require arbitration or litigation in a specific jurisdiction, or provide for indemnification against certain claims. Any limitation in the Corporation enforcing its rights of judgments against suppliers or other third parties could materially adversely affect the Corporation’s business, results of operations or financial condition.

The Corporation may not be able to adequately forecast the supply and demand for its vehicles, its manufacturing capacity or its profitability under supply arrangements, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue.

It is difficult to predict the Corporation’s future sales and appropriately budget for the Corporation’s expenses, and the Corporation may have limited insight into trends that may emerge and affect its business. The Corporation will be required to provide forecasts of its demand to its suppliers several months prior to the scheduled delivery of products to customers. If the Corporation fails to accurately predict its manufacturing requirements, it could incur additional costs or experience delays. If the Corporation overestimates manufacturing requirements, its suppliers may have excess inventory, which indirectly would increase the Corporation’s costs. If the Corporation underestimates manufacturing requirements, its suppliers may have inadequate inventory, which could interrupt manufacturing of the Corporation’s vehicles and result in delays in shipments and revenues. In addition, lead times for materials and components that the Corporation’s suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If the Corporation fails to order sufficient quantities of product components in a timely manner, the delivery of vehicles to its customers could be delayed, which could materially adversely affect its business, results of operations or financial condition.

The Corporation’s operating and financial results may vary significantly from period to period due to fluctuations in its operating costs and other factors.

The Corporation expects its period-to-period operating and financial results to vary based on a multitude of factors, some of which are outside of the Corporation’s control. The Corporation expects its period-to-period financial results to vary based on operating costs, which it anticipates will fluctuate with the pace at which it increases its manufacturing capacity and continues to design, develop and produce new products. In addition, the Corporation’s revenues from period to period may fluctuate as it develops and introduces new vehicles. As a result of these factors, the Corporation believes that quarter-to-quarter comparisons of its operating or financial results, especially in the short term, are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. Moreover, the Corporation’s financial results may not meet expectations of equity research analysts, ratings agencies or investors, who may be focused only on quarterly financial results. If any of this occurs, the trading price of the common shares could fall substantially, either suddenly or over time, which could have a material adverse effect on the Corporation’s business, results of operations or financial condition.

While the Corporation expects to generate positive cash flows and profitability over time, the aforementioned anticipated expenditures will make it very challenging for the Corporation to achieve profitability and positive cash flow and the Corporation cannot guarantee it will achieve either in the near or medium term, or at all. If the Corporation is unable to generate adequate revenue growth and manage its expenses, it may continue to incur losses and have negative cash flows from operating activities.

The Corporation may make decisions that could reduce its short-term operating results if it believes those decisions will improve the quality of its products or services or improve its operating results, business or prospects over the long-term. These decisions may not be consistent with the expectations of investors and may not produce the long-term benefits that the Corporation expects, in which case the business, results of operations or financial condition may be materially and adversely affected.

The Corporation’s business may not continue to generate cash flow from operations in the future sufficient to satisfy its obligations under its existing indebtedness and any future indebtedness it may incur. If the Corporation is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as reducing or delaying investments or capital expenditures, selling assets, refinancing or obtaining additional equity capital on terms that may be highly onerous or dilutive. The Corporation’s ability to refinance existing or future indebtedness, including its facility with Royal Bank of Canada (“RBC”), will depend on the capital markets and its financial condition at such time. The Corporation’s ability to make payments may be limited by law, by regulatory authority or by agreements governing the Corporation’s current or future indebtedness. The Corporation may not be able to engage in these activities on desirable terms or at all. In addition, the Corporation’s ability to finance its operations, capital expenditures and working capital needs could be impacted by a rise in interest rates, as any such increase in interest rates would lead to higher costs of borrowing for the Corporation. The Corporation may not be able to effectively manage its borrowing costs and may lack alternative sources of funding to mitigate risks associated with a rise in interest rates. Any of the foregoing could materially adversely affect the business, results of operations or financial condition.

The Corporation may experience significant delays in the design, production and launch of its new products.

Any delay in the financing, design, production and launch of any such new vehicles, including future production of the aforementioned all-electric buses and trucks could harm the Corporation’s reputation or materially adversely affect its business, results of operations or financial condition.

Increased freight and shipping costs or disruptions in transportation and shipping infrastructure could materially adversely impact the Corporation’s business, results of operations or financial condition.

The Corporation uses external freight shipping and transportation services to transport and deliver its vehicles as well as subcomponents and raw materials incorporated therein. Adverse fluctuations in freight costs, limitations on shipping and receiving capacity, and other disruptions in the transportation and shipping infrastructure at important shipping and delivery points for the Corporation’s products, as well as for subcomponents incorporated in the Corporation’s vehicles could materially adversely affect the Corporation’s business, financial condition and results of operations. For example, delivery delays or increases in transportation costs (including through increased fuel costs, increased carrier rates or driver wages as a result of driver shortages, a decrease in transportation capacity, or work stoppages or slowdowns) could significantly decrease the Corporation’s ability to make sales and earn profits. Labor shortages or work stoppages in the transportation industry or long-term disruptions to the national and international transportation infrastructure that lead to delays or interruptions of deliveries or which would necessitate the Corporation securing alternative shipping suppliers could also increase the Corporation’s costs or otherwise materially adversely affect its business, results of operations or financial condition. Disruptions in the movement of freight may also impact the Corporation’s freight costs and ultimately its results of operations.

The Corporation’s employees and independent contractors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, which could have a material adverse effect on its business, results of operations or financial condition.

The Corporation is exposed to the risk that its employees, independent contractors or other parties it collaborates with may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or other activities that violate laws and regulations, including production standards, federal, state and provincial fraud, abuse, data privacy and security laws, other similar laws or laws that require the true, complete and accurate reporting of financial information or data. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions the Corporation takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting it from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, the Corporation is subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against the Corporation and it is not successful in defending itself or asserting its rights, those actions could have a material adverse effect on its business, results of operations or financial condition, including, without limitation, by way of imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, integrity oversight and reporting obligations to resolve allegations of non-compliance, imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of its operations.

The Corporation has and may in the future make strategic alliances, partnerships or investments or acquisitions, all of which could divert management’s attention, result in the Corporation incurring significant costs or operating difficulties and dilution to its shareholders and otherwise disrupt its operations and materially adversely affect its business, results of operations or financial condition.

Pursuing potential strategic alliances, partnerships or investments or acquisitions and/or inorganic growth opportunities is part of the Corporation’s growth strategy. There are risks associated with any strategic partnership or arrangement, the termination or operation of joint ventures or other strategic alliances and pursuing strategic acquisitions or investment opportunities, including:

●	the sharing of confidential information;

●	the diversion of management’s time and focus from operating its business;

●	the use of resources that are needed in other areas of its business;

●	unforeseen costs or liabilities;

●	adverse effects to the Corporation’s existing business relationships with partners and suppliers;

●	litigation or other claims arising in connection with the acquired corporation, investment, partnership or joint venture;

●	the possibility of adverse tax consequences;

●	in the case of an acquisition, implementation or remediation of controls, procedures and policies of the acquired corporation;

●	in the case of an acquisition, difficulty integrating the accounting systems and operations of the acquired corporation; and

●	in the case of an acquisition, retention and integration of employees from the acquired corporation, and preservation of its corporate culture.

The Corporation may have limited ability to monitor or control the actions of any third party involved in any such transaction and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, the Corporation may also suffer negative publicity or harm to its reputation by virtue of its association with any such third party. Participation in strategic alliances, partnerships or investments or acquisitions may also result in dilutive issuances of equity securities, which could adversely affect the price of the common shares, or result in issuances of securities with superior rights and preferences to the common shares or the incurrence of debt with restrictive covenants that limit the Corporation’s future uses of capital in pursuit of business opportunities. The Corporation may also not be able to identify opportunities for strategic partnerships or arrangements, acquisition or investments that meet its strategic objectives, or to the extent such opportunities are identified, may not be able to negotiate terms with respect to any such opportunity that are acceptable to it. At this time the Corporation has made no commitments or agreements with respect to any such material transactions.

Fluctuations in foreign currency exchange rates could result in declines in reported sales and net earnings.

The Corporation reports its financial results in United States dollars; however; some of its sales and operating costs are realized in Canadian dollars. The Corporation is also exposed to other currencies such as the Euro, and may in the future be exposed to other currencies. Although these risks may sometimes be naturally hedged by a match in sales and operating costs denominated in the same currency, fluctuations in foreign currency exchange rates, particularly the U.S.-Canadian dollar exchange rate, could create discrepancies between the Corporation’s sales and operating costs in a given currency that could have a material adverse effect on its business, results of operations or financial condition. Fluctuations in foreign currency exchange rates could also have a material adverse effect on the relative competitive position of the Corporation’s products in markets where it faces competition from manufacturers who are less affected by such fluctuations in exchange rates, especially in the U.S. market.

While the Corporation manages its exposure to foreign-exchange rate fluctuations and may enter into hedging contracts from time to time, such contracts hedge foreign-currency denominated transactions and any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. Furthermore, the Corporation does not have foreign-exchange hedging contracts in place with respect to currencies in which it does business. As a result, there can be no assurance that the Corporation’s approach to managing its exposure to foreign-exchange rate fluctuations will be effective in the future or that the Corporation will be able to enter into foreign-exchange hedging contracts as deemed necessary on satisfactory terms.

The Corporation’s growth will depend on its ability to successfully attract new customers and secure firm purchase orders from them and to retain existing customers and engage them into additional deployments in the future. Failure to increase sales to both new and existing customers could have a material adverse effect on the Corporation’s business, results of operations or financial condition.

The Corporation’s success, and its ability to increase revenue and operate profitably, depends in part on its ability to identify new customers and secure firm orders from them, its ability to retain existing customers and engage them into additional deployments in the future, and its ability to meet current and new customers’ business needs. Failure to achieve any of the foregoing could materially and adversely affect the Corporation’s business, results of operations or financial condition. The Corporation may fail to attract new customers or retain existing customers, retain revenue from existing customers or increase sales to both new and existing customers as a result of a number of other factors, including:

●	reductions in the Corporation’s existing or potential customers’ spending levels;

●	competitive factors affecting the battery electric vehicles industry, including the introduction of other alternative fuel vehicles or other technologies;

●	discount, pricing and other strategies that may be implemented by its competitors;

●	its ability to execute on its growth strategy;

●	a decline in its customers’ level of satisfaction with its vehicles and services;

●	changes in its relationships with third parties, including its suppliers and other partners;

●	the timeliness and success of new products it may offer in the future; and

●	its focus on long-term value over short-term results, meaning that the Corporation may make strategic decisions that may not maximize its short-term revenue or profitability if it believes that the decisions are consistent with its vision and will improve its financial performance over the long-term.

The Corporation has limited experience servicing its electric bus, the Vicinity Lightning, and its electric truck, the VMC 1200. Failure to address the servicing requirements of its customers could harm the Corporation’s reputation or materially adversely affect its business, results of operations or financial condition.

The Corporation has limited experience in servicing its electric bus, the Vicinity Lightning, and its electric truck, the VMC 1200, and it expects to be required to increase its servicing capabilities as it scales its operations and continues to grow. Servicing electric vehicles is different than servicing vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques. Although the Corporation believes the experience it has gained servicing its traditional buses positions it well to service its electric buses and future products, the Corporation has no after-sale experience of maintaining and servicing electric buses for its customers, and there is no guarantee the Corporation will be able to do so. Failure to address the servicing requirements of its customers could harm the Corporation’s reputation or materially adversely affect its business, results of operations or financial condition.

The Corporation’s customers will also depend on the Corporation’s customer support team to resolve technical and operational issues relating to the software integrated in its vehicles. The Corporation’s ability to provide effective customer support is largely dependent on its ability to attract, train and retain qualified personnel with experience in supporting customers on platforms such as the Corporation’s platform. As it continues to grow, additional pressure may be placed on the Corporation’s customer support team, and the Corporation may be unable to respond quickly enough to accommodate short-term increases in customer demand for technical support. The Corporation may also be unable to modify the future scope and delivery of its technical support to compete with changes in the technical support provided by its competitors. Increased customer demand for support, without corresponding revenue, could increase costs and negatively affect the Corporation’s results of operation. If the Corporation is unable to successfully address the servicing requirements of its customers or establish a market perception that it maintains high-quality support, it may be subject to claims from its customers, including for loss of revenue or damages, and its business, results of operations or financial condition may be materially and adversely affected.

The Corporation’s future growth is dependent upon the busing industries’ and the Corporation’s other customers’ willingness to adopt battery electric vehicles and specifically the Corporation’s vehicles.

The Corporation’s future growth is highly dependent upon the adoption by the commercial busing industries and the Corporation’s other target consumers of, and the Corporation is subject to an elevated risk of any reduced demand for, alternative fuel vehicles in general and electric vehicles in particular. If the market for electric vehicles does not develop at the rate or in the manner or to the extent that the Corporation expects, or if critical assumptions the Corporation has made regarding the efficiency of its vehicles are incorrect or incomplete, the Corporation’s business, results of operations or financial condition may be adversely materially affected. The market for alternative fuel vehicles is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. Factors that may influence the adoption of alternative fuel vehicles, and specifically electric vehicles, include:

●	perceptions about electric vehicle quality, safety (in particular with respect to lithium-ion battery packs), design, performance and cost;

●	perceptions about vehicle safety in general, including the use of advanced technology, such as vehicle electronics, alternative fuel and regenerative braking systems;

●	the limited range over which electric vehicles may be driven on a single battery charge;

●	the decline of an electric vehicle’s range resulting from deterioration over time in the battery’s ability to hold a charge or short term declines resulting from adverse weather conditions;

●	the availability of service and charging stations for electric vehicles;

●	concerns about electric grid capacity and reliability, which could derail past, present and future efforts to promote electric vehicles as a practical solution to vehicles which require gasoline;

●	the availability of alternative fuel vehicles;

●	improvements in the fuel economy of the internal combustion engine;

●	the environmental consciousness of the busing industries and the Corporation’s other target customers;

●	volatility in the cost of oil and gasoline;

●	government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;

●	the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation;

●	perceptions about and the actual cost of alternative fuel, as well as hybrid and electric vehicles; and

●	macroeconomic factors.

For example, it is unknown to what extent any decreases in the cost of diesel fuel may impact the market for electric vehicles. Even if the busing industries and the Corporation’s other target customers adopt battery electric vehicles, the Corporation may be unable to establish and maintain confidence in its long-term business prospects among consumers, analysts and within the industry, and may be subject to negative publicity. The influence of any of the factors described above may cause current or potential customers not to purchase the Corporation’s vehicles and may otherwise materially adversely affect the Corporation’s business, results of operations or financial condition.

Inadequate access to charging stations could impact the demand for all-electric vehicles, and failure by the Corporation to meet user expectations related to, or other difficulties in providing, charging solutions could harm the Corporation’s reputation or materially adversely affect its business, results of operations or financial condition.

Demand for the Corporation’s vehicles will depend in part upon the availability of a charging infrastructure. While the prevalence of charging stations generally has been increasing, charging station locations are significantly less widespread than gas stations. Some potential customers may choose not to purchase the Corporation’s vehicles because of the lack of a more widespread charging infrastructure. Further, to provide its customers with access to sufficient charging infrastructure, the Corporation will rely on the availability of, and successful integration of its vehicles with, third-party charging networks. Any failure of third-party charging networks to meet customer expectations or needs, including quality of experience, could impact the demand for all-electric vehicles, including the Corporation’s. To the extent the Corporation is unable to meet user expectations or experience difficulties in its users accessing charging solutions, its reputation could be harmed, and its business, results of operations or financial condition could be materially adversely affected.

The Corporation’s inability to leverage vehicle and customer data could impact the servicing of its products, its software algorithms and impact research and development operations.

The Corporation relies on data collected from the use of its fleet of vehicles, including vehicle data and data related to battery usage statistics. The Corporation uses this data in connection with the servicing and normal course software updates of its products, its software algorithms and the research, development and analysis of its vehicles. The Corporation’s inability to obtain this data or the necessary rights to use this data or the Corporation’s inability to properly analyze or use this data could result in the Corporation’s inability to adequately service its vehicles or delay or otherwise negatively impact its research and development efforts. Any of the foregoing could materially adversely affect the Corporation’s business, results of operations or financial condition.

The bus industry and the electric vehicle industry are highly competitive and the Corporation is likely to face competition from a number of sources. The Corporation may not be successful in competing in these industries, which may materially adversely affect its business, results of operations or financial condition.

The North American medium and heavy-duty bus market is highly competitive today and the Corporation expects it will become even more so in the future. The Corporation’s principal competition for their traditional medium and heavy-duty buses come from manufacturers of buses with internal combustion engines powered by diesel and compressed natural gas (“CNG”) fuels. This includes New Flyer, Nova, Gillig and Rev Group, and other automotive manufacturers. The Corporation cannot assure that customers will choose its vehicles over those of its competitors’ traditional buses. As of the date hereof, few battery electric buses are being sold in the United States or Canada. However, the Corporation expects that an increasing number of competitors will enter the electric vehicle market within the next several years and as they do so the Corporation expects that it will experience significant competition. A number of private and public companies have announced plans to offer battery electric buses, including companies such as GreenPower, Motiv, and others. Based on publicly available information, a number of these competitors have displayed prototype buses and have announced target availability and production timelines, while others have launched pilot programs in some markets. In addition, the Corporation is aware that competitors, including New Flyer, Proterra, GreenPower, Lion Electric and others, are currently manufacturing and selling battery electric buses.

Some of the Corporation’s current and potential competitors may also have greater financial resources, more extensive development, manufacturing, technical, marketing and service capabilities, greater brand, customer and industry recognition, a larger number of managerial and technical personnel or a lower cost of funds than the Corporation does or other competitive advantages relative to the Corporation. Many of the Corporation’s current and potential competitors may also be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products.

The Corporation expects competition in its industry to intensify in the future in light of increased demand for electric and other alternative fuel vehicles and continuing globalization. Factors affecting competition include total cost of ownership, product quality and features, innovation and development time, pricing, availability, reliability, safety, fuel economy, customer service (including breadth of service network) and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in further downward price pressure and adversely affect the Corporation’s business, financial condition and results of operation. There can be no assurances that the Corporation will be able to compete successfully in the markets in which it operates. If the Corporation’s competitors introduce new vehicles or services that compete with or surpass the quality, price, performance or availability of the Corporation’s vehicles or services, the Corporation may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow it to generate attractive rates of return on its investment. Increased competition could result in price reductions and revenue shortfalls, loss of customers and loss of market share, which could materially adversely affect the Corporation’s business, results of operations or financial condition.

The unavailability, reduction or elimination of government and economic incentives due to policy changes, government regulation or otherwise, could have a material adverse effect on the Corporation’s business, results of operations or financial condition.

Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of the electric vehicle industry or other reasons may result in the diminished competitiveness of the alternative fuel and electric vehicle industry generally or the Corporation’s vehicles. While certain tax credits and other incentives for alternative energy production, alternative fuel and electric vehicles have been available in the past, there is no guarantee these programs will be available in the future. If current tax incentives are not available in the future, the Corporation’s business, results of operations or financial condition could be materially adversely affected.

In particular, demand for the Corporation’s vehicles is influenced by federal, state, provincial and local tax credits, rebates, grants and other government programs and incentives that promote the use of battery electric vehicles. These include various government programs that make grant funds available for the purchase of battery electric vehicles. Additionally, demand for the Corporation’s vehicles may be influenced by laws, rules, regulations and programs that require reductions in carbon emissions, such as the various measures implemented by lawmakers and regulators in California and British Columbia, among others, designed to increase the use of electric and other zero-emission vehicles, including the establishment of firm goals in certain instances for the number of these vehicles operating on state and provincial roads by specified dates and the enactment of various laws and other programs in support of these goals. These programs and regulations, which have the effect of encouraging the use of battery electric vehicles, could expire or be repealed or amended for a variety of reasons. For example, parties with an interest in gasoline and diesel, hydrogen or other alternative vehicles or vehicle fuels, including lawmakers, regulators, policymakers, environmental or advocacy organizations, original equipment manufacturers (“OEMs”), trade groups, suppliers or other groups, may invest significant time and money in efforts to delay, repeal or otherwise negatively influence regulations and programs that promote the use of battery electric vehicles. Many of these parties have substantially greater resources and influence than the Corporation has. Further, changes in federal, state, provincial or local political, social or economic conditions, including a lack of legislative focus on these programs and regulations, could result in their modification, delayed adoption or repeal. Any failure to adopt, delay in implementation, expiration, repeal or modification of these programs and regulations, or the adoption of any programs or regulations that encourage the use of other alternative fuels or alternative vehicles over battery electric vehicles, would reduce the market for battery electric vehicles and could materially adversely affect the Corporation’s business, results of operations or financial condition.

The Corporation’s inability to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which it may apply could have a material adverse effect on its business, results of operations or financial condition.

The Corporation has applied, and expects in the future to apply, for federal, state and provincial grants, loans and tax incentives under government programs designed to stimulate the economy and support the production of battery electric vehicles and related technologies. The Corporation anticipates that in the future there will be new opportunities to apply for grants, loans and other incentives from federal, state, provincial and foreign governments. The Corporation’s ability to obtain funds or incentives from government sources is subject to the availability of funds under applicable government programs and approval of the Corporation’s applications to participate in such programs. The application process for these funds and other incentives will likely be highly competitive and will cause management to divert time and resources from other aspects of its business. The Corporation cannot assure that it will be successful in obtaining any of these additional grants, loans and other incentives, and the Corporation’s inability to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which it may apply could have a material adverse effect on its business, results of operations or financial condition.

Unfavorable changes in U.S. or Canadian laws or regulations and trade policy, including the imposition of tariffs or quotas, or changes in any free-trade arrangements such as the CUSMA could adversely affect the Corporation’s business, results of operations or financial condition.

The Corporation expects to increasingly manufacture some of its vehicles in the United States at the Washington Facility. The U.S. market has been and is expected to continue generating sales growth. Several factors, including weakened international economic conditions, the introduction of new trade restrictions, increased protectionism or changes in free-trade arrangements such as the Canada-United States-Mexico Agreement (the “CUSMA”), tariffs, negative geo-political events or an outbreak of infectious disease, a pandemic or a similar public health threat, such as the coronavirus (“COVID-19”) pandemic, could adversely affect such growth. In particular, the U.S. government has adopted a new approach to trade policy and in some cases has attempted to renegotiate or terminate certain existing bilateral or multi-lateral trade agreements. It has also imposed tariffs on certain foreign goods, including steel and certain commercial vehicle parts, which have resulted in increased costs for goods imported into the United States. There is no guarantee that further tariffs or additional trade restrictions will not be implemented on a broader range of products or raw materials. The resulting environment could have a material adverse effect on the Corporation’s business, results of operations or financial condition.

An adverse determination in any significant product liability claim against the Corporation could materially adversely affect its business, results of operations or financial condition.

The development, manufacturing, sale and usage of vehicles expose the Corporation to significant risks associated with product liability claims. The automotive industry in particular experiences significant product liability claims, and the Corporation may face inherent risk of exposure to claims in the event its vehicles do not perform or are claimed to not have performed as expected. If the Corporation’s products are defective, malfunction or are used incorrectly by its customers, it may result in bodily injury, property damage or other injury, including death, which could give rise to product liability claims against the Corporation. Changes to manufacturing processes, including as a result of the establishment of manufacturing operations, and the production of new products and applications could result in product quality issues, thereby increasing the risk of litigation and potential liability. Any losses that the Corporation may suffer from any liability claims and the effect that any product liability litigation may have upon the brand image, reputation and marketability of the Corporation’s products could have a material adverse impact on business, results of operations or financial condition.

Although the Corporation maintains insurance with respect to future claims in amounts it believes to be appropriate, no assurance can be given that material product liability claims will not be made in the future against the Corporation, or that claims will not arise in the future in excess or outside the coverage of the Corporation’s indemnities and insurance. When required, the Corporation’s records provisions for known potential liabilities, but there is the possibility that actual losses may exceed these provisions and therefore negatively impact earnings. Also, the Corporation may not be able in the future to obtain adequate product liability insurance or the cost of doing so may be prohibitive. Adverse determinations of material product liability claims made against the Corporation could also harm its reputation and cause it to lose customers and could have a material adverse effect on its business, results of operations or financial condition.

Significant product repair and/or replacement due to product warranty claims or product recalls could have a material adverse impact on the Corporation’s business, results of operations or financial condition.

The Corporation generally provides a limited warranty against defects for all of its products. In addition, the Corporation may in the future be required to make product recalls or could be held liable in the event that some of its products do not meet safety standards or statutory requirements on product safety, even if the defects related to any such recall or liability are not covered by the Corporation’s limited warranty. Although the Corporation employs quality control procedures, products manufactured by it will need repair or replacement or may be recalled. The Corporation’s standard warranties generally require it to repair or replace defective products during such warranty periods at no cost to the consumer. The Corporation records provisions based on an estimate of product warranty claims, but there is the possibility that actual claims may exceed these provisions and therefore negatively impact the Corporation’s results of operations of financial condition. Although the Corporation has not to this date made any major product recall, it could in the future be required to make major product recalls or could be held liable in the event that some of its products do not meet safety standards or statutory requirements on product safety. In addition, the risks associated with product recalls may be aggravated if production volumes increase significantly, supplied goods do not meet the Corporation’s standards, the Corporation fails to perform its risk analysis systematically or product-related decisions are not fully documented. The repair and replacement costs that the Corporation could incur in connection with a recall could have a material adverse effect on its business, results of operations or financial condition. Product recalls could also harm the Corporation’s reputation and cause it to lose customers, particularly if recalls cause consumers to question the safety or reliability of its products, which could have a material adverse effect on its business, results of operations or financial condition.

In addition, purchase agreements with the Corporation’s customers may from time to time contain, in addition to the Corporation’s limited warranty, undertakings related to certain specific levels of performance and availability for the vehicles sold thereunder. Failure by the Corporation to provide the required levels of performance and availability, even if such failure is the result of factors outside of the Corporation’s control, could result in the Corporation being liable under such contractual arrangements or allow customers to terminate their arrangements with the Corporation.

The Corporation is subject to information technology and cybersecurity risks to operational systems, security systems, infrastructure, integrated software in its vehicles and solutions and customer data processed by it, third-party vendors or suppliers, and any material failure, weakness, interruption, cyber event, incident or breach of security could prevent the Corporation from effectively operating its business, harm its reputation or materially adversely affect its business, results of operations or financial condition.

The Corporation is at risk for interruptions, outages and breaches of: (i) operational systems, including business, financial, accounting, product development, data processing or production processes, owned by it or its third-party vendors or suppliers; (ii) facility security systems, owned by it or its third-party vendors or suppliers; (iii) transmission control modules or other in-product technology, owned by it or its third-party vendors or suppliers; (iv) the integrated software in the Corporation’s vehicles; or (v) customer or driver data that the Corporation processes or the Corporation’s third-party vendors or suppliers process on its behalf. Such cyber incidents could materially disrupt operational systems; result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information; compromise certain information of customers, employees, suppliers, drivers or others; jeopardize the security of the Corporation’s facilities; or affect the performance of transmission control modules or other in-product technology and the integrated software in the Corporation’s vehicles. A cyber incident could be caused by disasters, insiders (through inadvertence or with malicious intent) or malicious third parties (including nation-states or nation-state supported actors) using sophisticated, targeted methods to circumvent firewalls, encryption and other security defenses, including hacking, fraud, trickery or other forms of deception. The techniques used by cyber attackers change frequently and may be difficult to detect for long periods of time.

Although the Corporation maintains information technology measures designed to protect it against intellectual property theft, data breaches and other cyber incidents, such measures will require updates and improvements, and there is no guarantee that such measures will be adequate to detect, prevent or mitigate cyber incidents. Any implementation, maintenance, segregation and improvement of the Corporation’s systems may require significant management time, support and cost. Moreover, there are inherent risks associated with developing, improving, expanding and updating current systems, including the disruption of the Corporation’s data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect the Corporation’s ability to manage its data and inventory, procure parts or supplies or produce, sell, deliver and service its vehicles, adequately protect its intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. The Corporation cannot be sure that these systems upon which it relies, including those of its third-party vendors or suppliers, will be effectively implemented, maintained or expanded as planned. If the Corporation does not successfully implement, maintain or expand these systems as planned, its operations may be disrupted, the Corporation’s ability to accurately and timely report its financial results could be impaired, and deficiencies may arise in the Corporation’s internal control over financial reporting, which may impact the Corporation’s ability to certify its financial results. Moreover, the Corporation’s proprietary information or intellectual property could be compromised or misappropriated, and its reputation may be adversely affected. If these systems do not operate as expected, the Corporation may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

A significant cyber incident could impact the Corporation’s manufacturing capacity or production capability, harm its reputation, cause the Corporation to breach its contractual arrangements with other parties or subject the Corporation to regulatory actions or litigation, any of which could materially affect its business, prospects, results of operations or financial condition. In addition, the Corporation’s insurance coverage for cyberattacks may not be sufficient to cover all the losses it may experience as a result of a cyber-incident.

The Corporation also collects, uses, discloses, stores, transmits and otherwise processes customer, driver and employee and others’ data as part of its business and operations, which may include personal data or confidential or proprietary information. The Corporation also works with partners and third-party service providers or vendors that may in the course of their business relationship with the Corporation collect, store and process such data on the Corporation’s behalf and in connection with the Corporation’s products and services. There can be no assurance that any security measures that the Corporation or its third-party service providers, vendors, or suppliers have implemented will be effective against current or future security threats. While the Corporation has developed systems and processes designed to protect the availability, integrity, confidentiality and security of the Corporation’s, the Corporation’s customers’, drivers’, employees’ and others’ data, such security measures or those of its third-party service providers, vendors or suppliers could fail and result in unauthorized access to or disclosure, acquisition, encryption, modification, misuse, loss, destruction or other compromise of such data. If a compromise of such data were to occur, the Corporation may become liable under its contracts with other parties and under applicable law for damages and incur penalties and other costs to respond to, investigate and remedy such an incident. Laws in all 50 states of the United States and Canada require the Corporation to provide notice to individuals, customers, regulators, credit reporting agencies and others when certain sensitive information has been compromised as a result of a security breach or where a security breach creates a real risk of significant harm to an individual. Such laws are inconsistent and compliance in the event of a widespread data breach could be costly. Depending on the facts and circumstances of such an incident, these damages, penalties, fines and costs could be significant. Any such event could harm the Corporation’s reputation and result in litigation against it, or otherwise materially adversely affect its business, prospects, results of operations or financial condition.

Any unauthorized control or manipulation of the information technology systems in the Corporation’s vehicles could result in loss of confidence in the Corporation and its vehicles and harm its reputation, which could materially adversely affect its business, results of operations or financial condition.

The Corporation’s vehicles contain complex information technology systems and built-in data connectivity to accept and install periodic remote updates to improve or update functionality. The Corporation has designed, implemented and tested security measures intended to prevent unauthorized access to its information technology networks and its vehicles and related systems. However, hackers may attempt to gain unauthorized access to modify, alter and use such networks, vehicles and systems to gain control of or to change the Corporation’s solutions’ functionality, user interface and performance characteristics, or to gain access to data stored in or generated by the vehicles. Future vulnerabilities could be identified and the Corporation’s efforts to remediate such vulnerabilities may not be successful. Any unauthorized access to or control of the Corporation’s vehicles, or any loss of customer data, could result in legal claims or proceedings and remediation of such problems could result in significant, unplanned capital expenditures. In addition, regardless of their veracity, reports of unauthorized access to its technology systems or data, as well as other factors that may result in the perception that the Corporation’s vehicles, technology systems or data are capable of being “hacked,” could materially negatively affect the Corporation’s brand and harm the Corporation’s business, prospects, results of operations or financial condition.

The Corporation’s vehicles, as well as the maintenance and repair services it offers to its customers, rely on software and hardware that is highly technical, and if these systems contain errors, bugs or vulnerabilities, or if the Corporation is unsuccessful in addressing or mitigating technical limitations in its systems, the Corporation’s business, results of operations or financial condition could be materially adversely affected.

The Corporation’s vehicles rely on software and hardware, including software and hardware developed or maintained by third parties, that is highly technical and complex and will require modification and updates over the life of the vehicle. In addition, the performance of the software solutions included in the Corporation’s vehicles depends on the ability of such software and hardware to store, retrieve, process and manage immense amounts of data. The Corporation’s software and hardware may contain errors, bugs or vulnerabilities, and its systems are subject to certain technical limitations that may compromise the Corporation’s ability to meet its objectives. Some errors, bugs or vulnerabilities inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use. Errors, bugs, vulnerabilities, design defects or technical limitations may be found within the Corporation’s software and hardware. Although the Corporation attempts to remedy any issues it observes in its vehicles and software as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of the Corporation’s customers. Additionally, if the Corporation is able to deploy updates to the software addressing any issues, but such updates cannot or are not installed by its customers, such customers’ software will be subject to these vulnerabilities until they install such updates. If the Corporation is unable to prevent or effectively remedy errors, bugs, vulnerabilities or defects in its software and hardware, the Corporation may suffer damage to its reputation, loss of customers, loss of revenue or liability for damages, any of which could materially adversely affect the Corporation’s business, results of operations or financial condition.

Interruption or failure of the Corporation’s information technology and communications systems could impact the Corporation’s ability to effectively provide the Corporation’s services.

The availability and effectiveness of the Corporation’s goods and services depend on the continued operation of information technology and communications systems. The Corporation’s systems will be vulnerable to damage or interruption from, among others, physical theft, fire, terrorist attacks, natural disasters, power loss, war, telecommunications failures, viruses, denial or degradation of service attacks, ransomware, social engineering schemes, insider theft or misuse or other attempts to harm the Corporation’s systems. The Corporation utilizes reputable third-party service providers or vendors for the Corporation’s data, and these providers could also be vulnerable to harms similar to those that could damage the Corporation systems, including sabotage and intentional acts of vandalism causing potential disruptions. Some of the Corporation’s systems may not be redundant, and the Corporation’s disaster recovery planning cannot account for all eventualities. Any problems with the Corporation’s third-party cloud hosting providers could result in lengthy interruptions in the Corporation’s business. In addition, the Corporation’s products utilize technical and complex technology which may contain errors or vulnerabilities that could result in interruptions in the Corporation’s business or the failure of the Corporation’s systems.

The Corporation is subject to evolving laws, regulations, standards and contractual obligations related to data privacy and security, and the Corporation’s actual or perceived failure to comply with such obligations could harm its reputation, subject it to significant fines and liability or adversely affect its business.

Collection, use, disclosure, storage, transmission or other processing of the Corporation’s customers’, employees’ and others’ information in conducting the Corporation’s business may subject it to various legislative and regulatory burdens related to data privacy and security that could require notification of data breaches, restrict or impose burdensome conditions on the Corporation’s use of such information and hinder the Corporation’s ability to acquire new customers or market to existing customers. The regulatory framework for data privacy and security is rapidly evolving, and the Corporation may not be able to monitor and react to all developments in a timely manner. For example, California requires connected devices to maintain minimum information security requirements. As legislation continues to develop, the Corporation will likely be required to expend significant additional resources to continue to modify or enhance the Corporation’s protective measures and internal processes to comply with such legislation. In addition, non-compliance with these laws or a significant breach of the Corporation’s third-party service providers’ or vendors’ or the Corporation’s own network security and systems could have serious negative consequences for its business and future prospects, including possible fines, penalties and damages, reduced customer demand for its vehicles and harm to its reputation and brand. Customers may also object to the Corporation’s or its third party service providers’ or vendors’ collection or processing of certain information, including personal data, which could materially adversely affect the Corporation’s business, results of operations or financial condition.

The performance characteristics of the Corporation’s vehicles, including battery life and range, may vary or decline over time, including due to factors outside of the Corporation’s control. Any such variation or decline may negatively influence potential or existing customers’ decisions whether to purchase the Corporation’s vehicles or affect the Corporation’s reputation, or could materially adversely affect its business, results of operations or financial condition.

The performance characteristics of the Corporation’s vehicles, including battery life and range, may vary or decline over time, including due to factors outside of the Corporation’s control. Factors such as driver behavior, usage, speed, terrain, time and stress patterns may also impact the battery’s ability to hold a charge, which would decrease the Corporation’s vehicles’ range before needing to recharge. Such battery deterioration and the related decrease in range may negatively influence potential customer decisions. In addition, the Corporation cannot guarantee that battery life and range deterioration will not be greater than what is currently anticipated. Any deterioration above the expected level could affect the Corporation’s reputation or could materially adversely affect its business, results of operations or financial condition.

The Corporation relies on unpatented proprietary know-how, trade secrets and contractual restrictions, and not patents, to protect its intellectual and other proprietary rights. Failure to adequately protect, enforce or otherwise manage the Corporation’s intellectual and other proprietary rights may undermine its competitive position and could materially adversely affect its business, prospects, results of operations or financial condition.

Protection of proprietary technology, processes, methods and other intellectual property related to the Corporation is critical to its business. The Corporation relies on unpatented proprietary know-how, trade secrets, trademarks, copyrights and contractual restrictions to protect its intellectual property and other proprietary rights and the Corporation does not hold any patents related to its business. As a matter of course, the Corporation employs numerous measures to protect its intellectual property and other confidential information, including technical data. For instance, the Corporation has implemented procedures designed to make the proprietary technology incorporated in its vehicle systems very difficult to access and/or retrieve and imposes consequences for users that seek to obtain unauthorized access to such technology. In addition, the Corporation enters into confidentiality agreements with suppliers, vendors, service providers, customers and other third parties with whom it may share information about its business and operations, and the Corporation also requires all of its employees, consultants and other persons who work for it to enter into confidentiality and assignment of intellectual property agreements. However, failure to adequately protect the Corporation’s intellectual property rights could result in the Corporation’s competitors offering similar products, potentially resulting in the loss of some of the Corporation’s competitive advantage and a decrease in revenue which would adversely affect the Corporation’s business, prospects, financial condition and operating results.

As well, there can be no assurance that competitors and other third parties will not independently develop the know-how and trade secrets related to the Corporation’s proprietary technology, in which case the Corporation would not be able to prevent such third parties from using such know-how and trade secrets, or develop better products or manufacturing methods or processes than it.

Further, the Corporation may not be able to deter current and former employees, consultants, suppliers and customers as well as other parties from breaching confidentiality agreements and misappropriating proprietary information and it is possible that third parties may copy or otherwise obtain and use the Corporation’s information and proprietary technology without authorization or otherwise infringe on the Corporation’s intellectual property and other proprietary rights. The Corporation may in the future need to rely on litigation to enforce its intellectual property rights and contractual rights, and, if not successful, may not be able to protect the value of its intellectual property. Any litigation could be protracted and costly and have a material adverse effect on the Corporation’s business, prospects, results of operations or financial condition regardless of the outcome. As well, in some cases the costs associated with such litigation could make enforcement impracticable. Further, intellectual property and contract laws vary throughout the world. Some foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States and Canada. Policing the unauthorized use of the Corporation’s intellectual property in foreign jurisdictions may be difficult. Therefore, the Corporation’s intellectual property rights may not be as strong or as easily enforced outside of the United States and Canada. Failure to adequately enforce the Corporation’s intellectual property rights could result in its competitors offering similar products, potentially resulting in the loss of some of the Corporation’s competitive advantage and a decrease in its revenue, which would adversely affect its business, prospects, financial condition and operating results.

The Corporation has a long sales, production, and technology development cycle for new public transit customers, which may create fluctuations in whether and when revenue is recognized, and may have an adverse effect on the Corporation’s business.

The vast majority of the Corporation’s current and historical sales are to transit agencies that do not procure transit buses every year. The complexity, expense and nature of government procurement processes result in a lengthy customer acquisition and sales process. It can take the Corporation years to attract, obtain an award of contract from, contract with, and recognize revenue from the sale of a vehicle to a new customer, if the Corporation is successful at all. Before awarding an order for transit buses, transit agencies generally conduct a comprehensive and competitive proposal process based on a variety of criteria, including technical requirements, reliability, reputation and price. Even if the Corporation is awarded an order, the actual realization and timing of revenue is subject to various contingencies, many of which are beyond the Corporation’s control, including the customer’s interpretation of technical or performance requirements for acceptance, timing and conditions of customer acceptance, and the customer’s reduction, modification or termination of an order. A customer is not obligated to purchase the transit buses and may cancel or modify an award prior to entering into a contract or purchase order with the Corporation. The Corporation may experience customer cancellations or modifications of awards. Prior to entering into a contract or purchase order with the Corporation, a customer can cancel or modify an award for a variety of reasons, including as a result of improvements in the Corporation’s technology or the technology of the Corporation’s competitors between the dates of award and signed contract, or as the result of a successful bid protest.

The Corporation’s sales and production cycle for a transit customer can be a long and time-consuming process. The initial sales process from first engagement to award typically ranges from 6 to 18 months. The award of a proposal is typically followed by a pre-production process where the design and specifications of the customized buses are mutually agreed and the Corporation negotiates a final contract and purchase order with the customer. Procurement of parts and production typically follow this final agreement between the Corporation and the customer. Once a bus is fully manufactured, the customer performs a final inspection and determines whether to accept delivery of the bus, at which time the Corporation recognizes revenue on the sale. The length of time between a customer award and vehicle acceptance typically varies between nine and 24 months, depending on product availability, production capacity and the pre-delivery and post-delivery inspection process by the customer which often results in additional changes to the transit bus after manufacturing completion, re-works, further product validation and acceptance periods and additional costs to the Corporation that the Corporation may not be able to recover. Consequently, the Corporation may invest significant resources and incur substantial expenses before a customer accepts a bus order and these expenses may not be recovered at all if a customer does not accept the completed bus, the bus requires costly modifications or the Corporation extends additional warranties. For instance, the Corporation creates a bill of materials and obtains the appropriate parts for each customized bus for a customer, which can result in excessive inventory risk if a customer changes or cancels the order. In addition, the Corporation may devote significant management effort to develop potential relationships that do not result in bus orders, acceptance of the bus as delivered, and the corresponding recognition of revenue, and the diversion of that effort may prevent the Corporation from pursuing other opportunities. As a result, the Corporation’s long sales and development cycle may subject the Corporation to significant risks that could have an adverse effect on the Corporation’s business, prospects, financial condition and operating results.

The Corporation’s business could be adversely affected from an accident or safety incident involving the Corporation’s transit buses or other products.

An accident or safety incident involving one of the Corporation’s transit buses or other products could expose the Corporation to significant liability and a public perception that the Corporation’s transit buses and products are unsafe or unreliable. The Corporation’s agreements with customers contain broad indemnification provisions, and in the event of a major accident, the Corporation could be subject to significant personal injury and property claims that could subject the Corporation to substantial liability. While the Corporation maintains liability insurance in amounts and of the type generally consistent with industry practice, the amount of such coverage may not be adequate to cover fully all claims, and the Corporation may be forced to bear substantial losses from an accident or safety incident. In addition, any accident or safety incident involving one of the Corporation’s buses, even if fully insured, could harm the Corporation’s reputation and result in a loss of future customer demand if it creates a public perception that the Corporation’s transit buses are unsafe or unreliable as compared to those offered by other transit bus manufacturers or other means of transportation. While the Corporation has not experienced significant accident or safety incidents involving its transit buses, the Corporation has experienced malfunctions, such as thermal events and a bus fire related to low voltage wiring. Also, any accident or safety incident involving the buses of the Corporation’s competitors could result in reduced customer demand if it creates a public perception that bus transit in general is unsafe or unreliable. There are also risks particular to the operation of electric transit buses, and the Corporation’s business could be adversely affected by an accident or safety incident involving the Corporation’s battery systems, electrification and charging solutions, fleet and energy management systems or electric transit buses. Such an incident could expose the Corporation to significant liability and a public perception that the Corporation’s electric transit buses are unsafe or unreliable. As a result, any accident or safety incident involving the Corporation’s buses, or the buses of the Corporation’s competitors, could materially and adversely affect the Corporation’s business, prospects, financial condition and operating results.

The Corporation’s work with government customers exposes it to unique risks inherent in government contracting.

The Corporation must comply with and is affected by laws and regulations relating to the award, administration and performance of government contracts. Government contract laws and regulations affect how the Corporation does business with its customers and impose certain risks and costs on its business. A violation of specific laws and regulations by the Corporation, its employees, or others working on its behalf could harm its reputation and result in the imposition of fines and penalties, the termination of the Corporation’s contracts, suspension or debarment from bidding on or being awarded contracts and civil or criminal investigations or proceedings.

The Corporation’s performance under its contracts with government entities and its compliance with the terms of those contracts and applicable laws and regulations are subject to periodic audit, review and investigation by various agencies of the government. If such an audit, review or investigation uncovers a violation of a law or regulation or improper or illegal activities relating to the Corporation’s government contracts, the Corporation may be subject to civil or criminal penalties or administrative sanctions, including the termination of contracts, forfeiture of profits, the triggering of price reduction clauses, withholding of payments, suspension of payments, fines and suspension or debarment from contracting with government agencies. There is inherent uncertainty as to the outcome of any audit, review or investigation. If the Corporation incurs a material penalty or administrative sanction or otherwise suffers harm to its reputation, its business, prospects, financial condition or operating results could be adversely affected.

Further, if a government regulatory authority were to initiate suspension or debarment proceedings against the Corporation as a result of a conviction or indictment for illegal activities, the Corporation may lose its ability to be awarded contracts in the future or receive renewals of existing contracts for a period of time. The Corporation could also suffer harm to its reputation if allegations of impropriety were made against the Corporation, which would impair the Corporation’s ability to win awards of contracts in the future or receive renewals of existing contracts. Inability to be awarded contracts in the future or receive renewal of existing contacts could have an adverse effect on the Corporation’s business, prospects, financial condition and operating results.

If the Corporation is unable to obtain bid bonds, performance bonds or letters of credit required by public transit agencies or other customers, the Corporation’s ability to obtain future projects could be negatively affected.

The Corporation has in the past been, and may in the future be, required to provide bid bonds or performance bonds to secure its performance under customer contracts or, in some cases, as a prerequisite to submitting a bid on a potential project. The Corporation’s continued ability to obtain these bonds will depend primarily upon its capitalization, working capital, past performance, management expertise, reputation and certain external factors, including the overall capacity of the surety market. Surety companies consider these factors in relation to the amount of the Corporation’s awards and their underwriting standards, which may change from time to time. Surety companies also require that the Corporation collateralize a percentage of the bond with cash or other form of credit enhancement. With a decreasing number of insurance providers in that market, it may be difficult to find sureties who will continue to provide contract-required bonding on acceptable terms and conditions, or at all. Furthermore, events that affect surety markets generally may result in bonding becoming more difficult to obtain in the future or being available only at a significantly greater cost.

In addition, some of the Corporation’s customers also require collateral guarantees in the form of letters of credit to secure performance or to fund possible damages in the event of default under the Corporation’s contracts with them. If the Corporation enters into agreements that require the issuance of letters of credit, the Corporation’s liquidity could be negatively impacted. The Corporation’s inability to obtain adequate bonding or letters of credit and, as a result, to bid or enter into agreements, could have an adverse effect on the Corporation’s business, prospects, financial condition and operating results.

The Corporation’s business relies heavily on its specialized sales personnel and technical sales support to market and sell its products, in addition to its key personnel. If the Corporation is unable to effectively hire, train, manage and retain the relevant personnel, its business may be adversely impacted.

The success of the Corporation’s businesses largely depends on the Corporation’s ability to hire, train and manage its sales personnel who have experience with and connections to the public and other transit agencies and commercial vehicle OEMs that are the Corporation’s current and potential customers. Because the Corporation employs a small and specialized sales force, the loss of any member of the Corporation’s sales team or technical sales support professionals could weaken its sales expertise and its customer reach, and adversely affect the Corporation’s business, and the Corporation may not be able to find adequate replacements on a timely basis, or at all. Moreover, there are no assurances that the Corporation will be able to maintain a sufficient level of sales personnel to effectively meet its needs as its business continues to grow.

Competition for sales personnel who are familiar with and trained to sell the Corporation’s products and services continues to be strong. The Corporation trains its sales personnel to better understand its existing and new product technologies and how they can be positioned against the Corporation’s competitors’ products. The Corporation also trains its sales personnel to be adept at working with long sales cycles characteristic of public agency customers and commercial vehicle manufacturers, as well as the special requirements attendant to each.

These initiatives are intended to improve the productivity of the Corporation’s sales personnel and the Corporation’s revenue and profitability. It takes time for the sales professionals to become productive following their hiring and training and there can be no assurance that sales representatives will reach adequate levels of productivity, or that the Corporation will not experience significant levels of attrition in the future. Measures the Corporation implements to improve productivity may not be successful and may instead contribute to instability in the Corporation’s operations, departures from the Corporation’s sales and technical support organizations, or reduce the Corporation’s revenue or profitability, and harm its business.

Further, the Corporation is highly dependent on the services of management and skilled mechanical engineering technicians. The unexpected loss of or failure to retain one or more of the Corporation’s key employees could adversely affect the business, results of operations or financial condition. The Corporation does not currently maintain key man life insurance policies for any director, officer or employee.

Experienced and highly skilled employees are in high demand and competition for these employees can be intense. The Corporation’s ability to hire, attract and retain them depends on its ability to provide competitive compensation. The Corporation may not be able to attract, assimilate, develop or retain qualified personnel in the future, and the Corporation’s failure to do so could materially adversely affect its business, results of operations or financial condition. In addition, global labor shortages have exacerbated and may continue to exacerbate in the future the Corporation’s exposure to such risk.

Regulations related to “conflict minerals” may force the Corporation to incur additional expenses, may make the Corporation’s supply chain more complex and may result in damage to the Corporation’s reputation with customers.

Pursuant to the Dodd-Frank Act, the SEC has adopted requirements for companies that use certain minerals and metals, known as conflict minerals, in their products, whether these products are manufactured by third parties. These requirements require companies to perform due diligence, disclose and report whether such minerals originate from the Democratic Republic of Congo and adjoining countries, or come from recycled or scrap sources. These requirements could adversely affect the sourcing, availability and pricing of minerals used in the manufacture of heavy-duty electric vehicles, including the Corporation’s products. While these requirements continue to be subject to administrative uncertainty, the Corporation will incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in the Corporation’s products. Since the Corporation’s supply chain is complex, the Corporation may not be able to sufficiently verify the origins for these minerals and metals used in the Corporation’s products through the due diligence procedures that the Corporation implements, which may harm its reputation. In such event, the Corporation may also face difficulties in satisfying customers who require that all of the components of the Corporation’s products are certified as conflict mineral free.

Failure to comply with anti-corruption, anti-money laundering and sanction laws, including the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (“FCPA”) and similar laws associated with the Corporation’s activities outside of the United States, could subject the Corporation to penalties and other adverse consequences.

The Corporation is subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the UK Bribery Act of 2010, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), U.S. and foreign laws relating to economic sanctions, including the laws and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control and may be subject to other anti-bribery, anti-money laundering and sanctions laws in countries in which the Corporation conducts activities. The Corporation faces significant risks if the Corporation fails to comply with the FCPA and other anti-corruption laws that prohibit companies and their employees and third-party intermediaries from promising, authorizing, offering or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties and private sector recipients for the purpose of obtaining or retaining business, directing business to any person or securing any advantage. In many foreign countries, particularly in countries with developing economies, it may be a local custom that businesses engage in practices that are prohibited by the FCPA or other applicable laws and regulations. The Corporation may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and the Corporation can be held liable for the corrupt or other illegal activities of these third- party intermediaries, the Corporation’s employees, representatives, contractors, partners and agents, even if the Corporation does not explicitly authorize such activities. The Corporation has implemented an anti-corruption compliance program but cannot assure you that all of its employees and agents, as well as those companies to which the Corporation outsources certain of its business operations, will not take actions in violation of the Corporation’s policies and applicable law, for which the Corporation may be ultimately held responsible.

Any violation of the FCPA, other applicable anti-corruption, anti-money laundering and other applicable laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges or severe criminal or civil sanctions, which could have an adverse effect on the Corporation’s business, prospects, financial condition and operating results. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources, significant defense costs and other professional fees.

Cancellations, reductions or delays in customer orders or customer breaches of purchase agreements may adversely affect the Corporation’s results of operations.

The Corporation provides products to its customers for which the Corporation is customarily not paid in advance. The Corporation relies on the creditworthiness of its customers to collect on its receivables from them in a timely manner after it has billed for products previously provided. While the Corporation generally provides products pursuant to a written contract which determines the terms and conditions of payment to it by its customers, it is possible that customers may dispute an invoice and delay, contest or not pay the Corporation’s receivable. The Corporation’s failure to collect its receivables could adversely affect its cash flows and results of operations and, in certain cases, could cause the Corporation to fail to comply with the financial covenants under its outstanding debt.

Fuel shortages, or high prices for fuel, could have a negative effect on sales of the Corporation’s products.

CNG or diesel fuel is required for the operation of most of the Corporation’s vehicles and there is no assurance that the supply of these petroleum products will continue uninterrupted or that the price of or tax on these petroleum products will not significantly increase. High fuel costs generally drive greater demand for better fuel economy and substantial increases in the price of fuel have had a material adverse effect on the specialty vehicle industry as a whole in the past and could have a material adverse effect on the Corporation’s business in the future. Fluctuations in fuel prices have also historically negatively impacted consumer confidence and increased customer preferences for alternative fuel vehicles, only some of which the Corporation produces. The Russia-Ukraine conflict could increase instability in fuel prices.

Unfavorable global economic conditions and world events may have a material adverse effect on the Corporation’s business, results of operations and financial condition.

The Corporation’s business may be affected by global economic markets and levels of consumer comfort and spend, including recessions, slow economic growth, economic and pricing instability (including the current inflationary environment), increase of interest rates and credit market volatility, all of which could impact demand in the worldwide transportation industries or otherwise have a material adverse effect on the Corporation’s business, operating results and financial condition. In addition, unforeseen events such as the global COVID-19 pandemic and geopolitical conflicts, including the current military conflict between Russia and Ukraine, have resulted and may in the future result in widespread disruptions to economic markets, manufacturing operations, supply chains, employment and consumer behavior or governmental spending (as a result of a reduction or different allocation in spending or otherwise). The impact of these and any future unforeseen events on the Corporation’s business, results of operations and financial condition is yet unknown and varied across geographic regions. The Corporation’s ability to accurately project supply and demand, infrastructure requirements and pace of delivery for the Corporation’s vehicles and allocate resources accordingly is critical. If current global market conditions continue or worsen, including further pandemic-related disruptions, geopolitical conflicts, or other unforeseen events, the Corporation’s business, results of operations and financial condition could be materially adversely affected.

The Corporation maintains the majority of its cash and cash equivalents in accounts with RBC, a major Canadian bank, and its deposits at these institutions, may at times, exceed insured limits. Market conditions can impact the viability of these institutions. In the event of failure of any of the financial institutions where the Corporation maintains its cash and cash equivalents, there can be no assurance that the Corporation would be able to access uninsured funds in a timely manner or at all. Any inability to access or delay in accessing these funds could adversely affect the Corporation’s business and financial position.

The Corporation may sell additional common shares or other securities that are convertible or exchangeable into common shares in subsequent offerings or may issue additional common shares or other securities to finance future acquisitions.

The Corporation cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the common shares. Sales or issuances of substantial numbers of common shares or other securities that are convertible or exchangeable into common shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the common shares. With any additional sale or issuance of common shares or other securities that are convertible or exchangeable into common shares, investors will suffer dilution to their voting power and economic interest in the Corporation. Furthermore, to the extent holders of the Corporation’s stock options or other convertible securities convert or exercise their securities and sell the common shares they receive, the trading price of the common shares may decrease due to the additional amount of common shares available in the market.

The market price for the common shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Corporation’s control.

The factors which may contribute to market price fluctuations of the common shares include the following:

●	actual or anticipated fluctuations in the Corporation’s quarterly results of operations;

●	recommendations by securities research analysts;

●	changes in the economic performance or market valuations of companies in the industry in which the Corporation operates;

●	addition to or departure of the Corporation’s executive officers, directors and other key personnel;

●	release or expiration of transfer restrictions on outstanding common shares (including common shares subject to lock-up restrictions);

●	sales or perceived sales of additional common shares;

●	operating and financial performance that vary from the expectations of management, securities analysts and investors;

●	regulatory changes affecting the Corporation’s industry generally and its business and operations;

●	announcements of developments and other material events by the Corporation or its competitors;

●	fluctuations to the costs of vital production materials and services;

●	changes in global financial markets and global economies and general market conditions, such as interest rates;

●	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or its competitors;

●	litigation or regulatory action against us;

●	operating and share price performance of other companies that investors deem comparable to the Corporation or from a lack of market comparable companies;

●	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Corporation’s industry or target markets; and

●	current and future global economic, political and social conditions.

The Corporation has not declared and paid dividends in the past and may not declare and pay dividends in the future.

Any decision to declare and pay dividends in the future will be made at the discretion of the Board of Directors and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Board of Directors may deem relevant. As a result, investors may not receive any return on an investment in the common shares unless they sell their common shares for a price greater than that which such investors paid for them.

Future sales, or the perception of future sales, of common shares by existing shareholders or by us, or future dilutive issuances of common shares by us, could adversely affect prevailing market prices for the common shares.

Subject to compliance with applicable securities laws, sales of a substantial number of common shares in the public market could occur at any time. These sales, or the market perception that the holders of a large number of common shares or securities convertible into common shares intend to sell common shares, could reduce the prevailing market price of the Corporation’s common shares. The Corporation cannot predict the effect, if any, that future public sales of these securities or the availability of these securities for sale will have on the market price of its common shares. If the market price of its common shares were to drop as a result, this might impede the Corporation’s ability to raise additional capital and might cause remaining shareholders to lose all or part of their investment.

In addition, certain holders of options and other share-based awards will have an immediate income inclusion for tax purposes when they exercise their options or when their other awards are share-settled (that is, tax is not deferred until they sell the underlying common shares). As a result, these holders may need to sell common shares purchased on the exercise of options or issued upon share settlement of share-based awards in the same year that they exercise their options or in which their share-based awards are share-settled. This might result in a greater number of common shares being sold in the public market, and reduced long-term holdings of common shares by the Corporation’s management and employees.

If securities or industry analysts do not publish research or reports about the Corporation’s business, or if they downgrade the common shares, the price of the common shares could decline.

The trading market for the Corporation’s common shares depends, in part, on the research and reports that securities or industry analysts publish about the Corporation or its business. The Corporation does not have any control over these analysts. If one or more of the analysts who cover the Corporation downgrade the Corporation’s stock or publish inaccurate or unfavorable research about the Corporation’s business, the price of the common shares would likely decline. In addition, if the Corporation’s results of operations fail to meet the forecast of analysts, the price of the common shares would likely decline. If one or more of these analysts cease coverage of the Corporation or fail to publish reports on the Corporation regularly, demand for the common shares could decrease, which might cause the price and trading volume of the common shares to decline.

The Corporation incurs increased costs as a result of being a public company in the United States and Canada, and management is required to devote substantial time to public company compliance efforts.

As a public company in the United States and Canada, the Corporation incurs additional legal, accounting, reporting and other expenses that the Corporation would not incur if it was private, and incurs increased expenses from being a public company in both jurisdictions. The additional demands associated with being a U.S. public company may disrupt regular operations of the Corporation’s business by diverting the attention of some of the Corporation’s senior management team away from revenue-producing activities to additional management and administrative oversight, adversely affecting the Corporation’s ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing the Corporation’s business. Any of these effects could harm the Corporation’s business, results of operations and financial condition.

If the Corporation’s efforts to comply with new United States laws, regulations and standards differ from the activities intended by regulatory or governing bodies, such regulatory bodies or third parties may initiate legal proceedings against the Corporation and its business may be adversely affected. As a public company in the United States, it is more expensive for the Corporation to obtain director and officer liability insurance, and the Corporation will be required to accept reduced coverage or incur substantially higher costs to continue its coverage. These factors could also make it more difficult for the Corporation to attract and retain qualified directors.

The U.S. Sarbanes-Oxley Act 2002, as amended (the “U.S. Sarbanes-Oxley Act”), requires that the Corporation maintain effective disclosure controls and procedures and internal control over financial reporting. Pursuant to Section 404 of the U.S. Sarbanes-Oxley Act (“Section 404”), the Corporation is required to furnish a report by its management on its internal control over financial reporting (“ICFR”), which, if or when the Corporation is no longer an emerging growth company, must be accompanied by an attestation report on ICFR issued by its independent registered public accounting firm.

To achieve compliance with Section 404 within the prescribed period, the Corporation will document and evaluate its ICFR, which is both costly and challenging. In this regard, the Corporation needs to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of its ICFR, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for ICFR. Despite the Corporation’s efforts, there is a risk that neither the Corporation nor its independent registered public accounting firm will be able to conclude within the prescribed timeframe that the Corporation’s ICFR is effective as required by Section 404. This could result in a determination that there are one or more material weaknesses in the Corporation’s ICFR, which could cause an adverse reaction in the financial markets due to a loss of confidence in the reliability of the Corporation’s consolidated financial statements. In addition, in the event that the Corporation is not able to demonstrate compliance with the Sarbanes-Oxley Act, that its internal control over financial reporting is perceived as inadequate, or that it is unable to produce timely or accurate financial statements, investors may lose confidence in its operating results and the price of the common shares may decline. In addition, if the Corporation is unable to continue to meet these requirements, it may not be able to remain listed on Nasdaq .

Inability to meet Nasdaq listing standards

The Corporation received a letter from the Listings Qualifications Department of Nasdaq on February 28, 2023 notifying the Corporation that it was not in compliance with Listing Rule 5550 (a)(2), which requires the listed securities of the Corporation to maintain a minimum bid price of US$1 per share. The Corporation had not met the requirement for a period of 30 consecutive business days prior to receipt of the Nasdaq letter. The Corporation has a compliance period of 180 calendar days or until August 28, 2023, to regain compliance with Nasdaq ‘s minimum bid price requirement. If at any time during the compliance period the Corporation’s closing bid price is at least $1 for a minimum of 10 consecutive business days, Nasdaq will provide the Corporation with a written confirmation of compliance and the matter will be closed. As of the date of this Annual Report, the common share per share closing bid price remains below $1. In the event the Corporation does not regain compliance by August 28, 2023, the Corporation may be eligible for an additional 180 calendar day compliance period. To qualify, the Corporation would need to, among other things, meet the continued listing requirement for the market value of publicly held shares and all other initial listing standards for Nasdaq , with the exception of the minimum bid price requirement, and provide written notice to Nasdaq that it intends to cure the deficiency during the second compliance period. There is no guarantee that the Corporation will regain compliance with the minimum bid price requirement, that the Corporation will maintain compliance with other Nasdaq listing standards, or that the Corporation will be eligible for a second compliance period. If Nasdaq concludes that the Corporation will not be able to cure the deficiency during the second compliance period, or the Corporation does not make the required representations, then Nasdaq will give notice that the common shares are subject to delisting and the Corporation will be able to appeal that delisting before a Nasdaq hearings panel. The Corporation’s management is reviewing various options available to the Corporation in order to regain compliance and continued listing on Nasdaq . The delisting of the Corporation’s common shares from Nasdaq could negatively impact the Corporation because it: (i) could reduce the liquidity, and possibly the market price, of the common shares; (ii) could reduce the number of U.S. investors willing to hold or acquire its common shares, which could negatively impact the Corporation’s ability to raise equity financing; and (iii) would limit the Corporation’s ability to use certain types of registration statements in the United States to offer and sell freely tradable securities, thereby preventing the Corporation from accessing the U.S. public capital markets.

As a foreign private issuer, the Corporation is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its shareholders.

The Corporation is a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act, and is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare its disclosure documents filed under the Exchange Act in accordance with Canadian disclosure requirements. Under the Exchange Act, the Corporation is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Corporation will not file the same reports that a U.S. domestic issuer would file with the SEC, although it will be required to file or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Corporation’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Corporation’s shareholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Corporation is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. The Corporation is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Corporation expects to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic companies.

In addition, as a foreign private issuer, the Corporation has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that it discloses the requirements it is not following and describe the Canadian practices it follows instead. For example, the Corporation intends to utilize exemptions under Nasdaq listing standards from the requirement to have fully independent compensation and nominating and corporate governance committees, as defined under Nasdaq rules. In addition, the Corporation does not intend to follow the minimum quorum requirements for shareholder meetings as well as certain shareholder approval requirements prior to the issuance of securities under Nasdaq listing standards, as permitted for foreign private issuers. As a result, the Corporation’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.

If the Corporation ceases to qualify as a foreign private issuer, it will be subject to the same reporting requirements and corporate governance requirements as a U.S. domestic issuer which will likely increase its costs of being a public corporation in the United States.

The Corporation is an emerging growth company and intends to take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make the common shares less attractive to investors.

The Corporation is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012. The Corporation will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which it has total annual gross revenue of $1.07 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of common shares pursuant to the Registration Statement; (iii) the date on which it has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; or (iv) the date it qualifies as a “large accelerated filer” under the rules of the SEC, which means the market value of the common shares held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter after it has been a reporting company in the United States for at least 12 months. For so long as the Corporation remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

The Corporation may take advantage of some, but not all, of the available exemptions available to emerging growth companies. The Corporation cannot predict whether investors will find the common shares less attractive if it relies on these exemptions. If some investors find the common shares less attractive as a result, there may be a less active trading market for the common shares and the price of the common shares may be more volatile.

The Corporation is governed by the corporate and securities laws of Canada which in some cases have a different effect on shareholders than the corporate laws of Delaware, U.S. and U.S. securities laws.

The Corporation is governed by the British Columbia Business Corporations Act (the “BCBCA”) and other relevant laws, which may affect the rights of shareholders differently than those of a Corporation governed by the laws of a U.S. jurisdiction, and may, together with the Corporation’s constating documents, have the effect of delaying, deferring or discouraging another party from acquiring control of the Corporation by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. The material differences between the BCBCA and Delaware General Corporation Law (“DGCL”) that may have the greatest such effect include, but are not limited to, the following: (i) for material corporate transactions (such as mergers and amalgamations, other extraordinary corporate transactions or amendments to the Corporation’s articles) the BCBCA generally requires a two-thirds majority vote by shareholders, whereas DGCL generally requires only a majority vote; and (ii) under the BCBCA, holders of 5% or more of the Corporation’s shares that carry the right to vote at a meeting of shareholders can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL.

As the Corporation is a Canadian corporation and most of its directors and officers reside or are organized in Canada, it may be difficult for United States shareholders to effect service on the Corporation, and it may be difficult for Canadian investors to enforce civil liabilities against its directors and officers residing outside of Canada.

The Corporation is governed by the BCBCA with its principal place of business in Canada, most of its directors and officers reside or are organized in Canada or the provinces thereof and the majority of the Corporation’s assets and all or a substantial portion of the assets of these persons may be located outside the United States. Consequently, it may be difficult for investors who reside in the United States to effect service of process in the United States upon the Corporation or upon such persons who are not residents of the United States, or to realize upon judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against the Corporation or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States, or (ii) would enforce, in original actions, liabilities against the Corporation or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws. Similarly, some of the Corporation’s directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these persons. In addition, it may not be possible for Canadian investors to collect from these persons judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States based solely on violations of Canadian securities laws.

If a United States person is treated as owning at least 10% of the common shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of the common shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in its group. Because the Corporation’s group includes one or more non-U.S. subsidiaries, the Corporations expects that certain of its non-U.S. subsidiaries will be treated as controlled foreign corporations (regardless of whether or not it is treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether it makes any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. The Corporation cannot provide any assurances that it will assist investors in determining whether any of its non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in the common shares.

Item 4.	Information on the Corporation.

A.       History and Development of the Corporation.

The Corporation was incorporated under the BCBCA on December 4, 2012 under the name “Grande West Transport Group Inc.” On August 7, 2013, the Corporation changed its name to “Grande West Transportation Group Inc.” On March 29, 2021, the Corporation changed its name to “Vicinity Motor Corp.” to reflect the Corporation’s increasing focus on the commercialization of its next-generation electric buses and consolidated its share capital on the basis of three pre-consolidation common shares to one post-consolidation common share.

The Corporation’s common shares are publicly traded on the TSX Venture Exchange (“TSXV”) under the symbol “VMC”, on the Nasdaq Capital Market (“Nasdaq”) under the symbol VEV and on the Frankfurt Stock Exchange (the “FSE”) under the symbol “6LGA”.

The Corporation conducts its active operations in Canada through its wholly owned operating subsidiary, Vicinity Motor (Bus) Corp. (“VMCBC”), which was incorporated on September 2, 2008 under the BCBCA under the name “Grande West Transportation International Ltd.” and changed its name to “Vicinity Motor (Bus) Corp.” on September 15, 2021. The Corporation conducts its active operations in the United States through its wholly owned operating subsidiary, Vicinity Motor (Bus) USA Corp. (“VMUSA”), which was incorporated on April 8, 2014 under the laws of the State of Delaware under the name “Grande West Transportation USA Inc.” and changed its name to “Vicinity Motor (Bus) USA Corp.” on June 10, 2021. VMUSA has one wholly-owned subsidiary “Vicinity Motor Property LLC” (“Vicinity Property”), which was formed on September 16, 2022 under the laws of the State of Delaware, and is also registered in the State of Washington.

The Corporation’s registered office is located at Suite 2501 – 550 Burrard Street, Vancouver, BC, Canada V6C 2B5. The Corporation’s mailing address is 3168 262nd Street, Aldergrove, BC, Canada V4W 2Z6. Its telephone number is 1-604-674-9170.

The Corporation’s website address is www.vicintiymotorcorp.com. Information contained on, or accessible through, the Corporation’s website is not a part of this Annual Report and the inclusion of the Corporation’s website address in this Annual Report is an inactive textual reference. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

B.        Business Overview.

The Corporation designs, builds and distributes a full suite of mid-size transit buses for public and commercial use, including electric, CNG and clean diesel buses and also commercial electric trucks (collectively, the “Vicinity Vehicles”). The Corporation has been successful in supplying Canadian and U.S.-based municipal transportation agencies and private operators with Vicinity Buses. The Corporation, with its strong distribution chain in the U.S., is actively pursuing opportunities in public and private transit fleet operations that would benefit from the Corporation’s vehicles.

The Corporation has worldwide strategic partnerships and supply agreements to manufacture Vicinity products in Europe, Asia, Canada, and the United States. The Corporation completed the construction of an assembly plant in Ferndale, Washington State in early 2023 (the “Washington State facility”), a cost-effective location in proximity to the border between Canada and the United States. The Washington State facility will produce buses to be compliant with the “Buy America” Act and is expected to be capable of producing electric, CNG, clean diesel and EV truck units across all sizes and powertrains.

In a large and unsaturated market segment, the Corporation is poised to capture sales growth from both the replacement of cut-away buses and the need for transit fleets to find the appropriate balance of vehicle sizes across Canada and the United States. The Corporation is at the forefront of the changeover of industrial combustion engines to electric vehicles for the bus and truck markets.

The Corporation has established a Disadvantaged Business Enterprise program in accordance with regulations of the U.S. Department of Transportation, 49 CFR Part 26.

The Corporation’s revenue is summarized as follows (in thousands of dollars):

	Year ended December 31, 2022 $	Year ended December 31, 2021 $	Year ended December 31, 2020 $
Vehicle Sales:
Bus Sales	11,698	38,197	16,247
Truck Sales	982	—	—
Shuttle Sales	484	—	—
Other revenue:
Spare part sales	5,184	2,701	2,436
Operating lease revenue	127	810	871
Total Revenue	18,475	41,708	19,554

Products

Vicinity Vehicles

General

Vicinity buses were born from a need expressed by transit systems looking for a durable, reliable, customer oriented mid-size vehicle at a reasonable price point. The Corporation designs the Vicinity buses with affordability, accessibility and global responsibility in mind. The Vicinity Buses cost significantly less than a 40’ bus and are considerably more durable than cut-away buses which are based on a truck chassis.

The VMC Truck line builds on the in-house expertise of electric commercial vehicle development the Corporation has invested in the transit bus business expanding product reach into the broad commercial truck market, specifically Class 3 low cab forward chassis solutions.

Vicinity Classic

Vicinity’s flagship bus offers significant fuel savings, lower upfront costs, low operating costs, and provides a smoother ride than competitors providing greatly improved overall value. The Vicinity buses are designed to meet North America’s rigorous operating conditions and are durability tested by the Federal Government at Altoona, Pennsylvania. Vicinity buses are ranked “Best in Class” in the FTA’s Bus Test Program.

Vicinity Buses’ features include:

●	Big bus technology in a compact, affordable platform;

●	Worry-free two-year bumper-to-bumper warranty;

●	Galvanized steel monocoque structure;

●	Air Ride with Independent Front Suspension;

●	Bonded windows;

●	Fiberglass body panels;

●	Cummins engine;

●	ZF, Allison or Voith transmission;

●	Low Floor Step-free Entry with ADA Compliant Front entry ramp; and

●	Customizable electronic ‘smart bus’ technical features.

Vicinity LightningTM

The Vicinity Lightning is the Corporation’s first fully electric bus and the newest bus model in the Corporation’s product portfolio. The Vicinity Lightning is an environmentally friendly alternative to diesel buses currently used in a broad product segment. Uniquely positioned to offer the size and maneuverability of small buses with the durability and capacity of larger buses, the Vicinity Lightning places the Corporation in an excellent position to capture market share as customers and policy drive demand for zero emission transportation solutions.

The Vicinity Lightning is a low-floor transit bus, scaled down for a diverse range of uses including transit, airports, community shuttles, para-transit, university shuttles, corporate and other unique applications. The Vicinity Lightning is designed from the ground up and purpose-built to use commercially available high-volume, reliable components from the automotive industry. It features 19.5” tires and hydraulic disc brakes, high-power AC direct on-board charging and DC fast charging options. Its design allows it to fit into any standard commercial garage with no major infrastructural electrical upgrades.

The Vicinity Lightning uses proven zero emission technology supporting a cleaner and more sustainable planet and drives community prosperity through increased access to mobility. The size and design of the bus provides maximum versatility supporting multiple transportation applications. The Vicinity Lightning incorporates high quality, proven, and commercially validated technology along with standardized electric-vehicle charging solutions. The Vicinity Lightning delivers ease of use without high-cost proprietary technology and charging systems. The smart intentional design allows a diverse range of users to adapt the Vicinity Lightning platform conveniently into operations with very low transition burden.

VMC 1200 Electric Truck

The VMC 1200 is a fully electric Class 3 Commercial EV which has the power and potential to transform the freight industry in North America. Powered by cutting edge Li-Ion battery technology the VMC 1200 is a 11,000 GVWR medium-duty electric truck with a 5,000-pound load capacity and range up to 150 miles on a single charge. The popular cab-over design provides ease of operation, maneuverability, visibility and simplified body integration.

Parts Sales

The Corporation earns additional recurring revenues by selling aftermarket parts. Aftermarket parts sales are expected to continue to increase as the existing Vicinity bus fleet ages and new vehicles are placed into service. Aging of the installed fleet base in addition to ongoing expansion into the passenger transportation and freight market naturally increases the reach of aftermarket parts and continued improvements in volume pricing expand the Corporation’s competitiveness in this high-margin business segment.

Washington Facility

The Corporation expects to bring production online at the Washington Facility in Q2 2023. Operations at the Washington Facility will include vehicle assembly and upfitting, “Buy America” compliant assembly, pre-delivery inspections, research and development, as well as general technical work and servicing.

Marketing

The Corporation’s sales team is focused on the goal of securing purchase orders from commercial transportation companies, transit operators, government agencies and universities.

The Corporation’s priority is to generate customers across all sectors targeted by the Corporation including, but not limited to, transit, shuttle, universities, government and commercial sectors. Many of the customers that the Corporation has deployed or is targeting have other buses in their fleet that the Corporation may potentially replace with the Classic and the Vicinity Lightning. Ultimately, the Corporation intends to be the best choice for buses in this segment regardless of the fuel type that the customer chooses.

The Corporation’s bus sales plan in Canada is to meet with the top potential customers and obtain purchase orders for new buses for their production vehicle requirements.

United States bus distribution strategy involves localized bus dealers that actively engage and promote the sales of the Corporation’s buses, leveraging current client relationship and market presence. The Corporation works with dealers and their customers to address customer needs by responding with technical information and competitive proposals to generate sales.

In Canada, the Corporation is expanding its VMC 1200 truck dealer distribution network to promote the sales and service of VMC trucks throughout the country. VMC truck dealers will inventory and sell the VMC 1200 trucks to end-users. As announced in February 2023, the Corporation has engaged Dealer Solutions Mergers and Acquisitions to support the Corporation in developing its Canadian dealer distribution network.

Specialized Skill and Knowledge

There is a specialized skill required for the development, operations, maintenance, sales and marketing of the Corporation’s technology and buses. The Corporation’s current staff possesses the necessary skills, knowledge, and expertise required for the Corporation’s business. As additional employees are added to the Corporation, they will be trained by existing Corporation staff as needed.

As the Corporation expands operations and continues to grow, ensuring that all employees possess the necessary skills, education, and appropriate licenses as required by regulatory agencies will be important in sustaining the Corporation’s growth.

Competitive Market Conditions

The North American medium and heavy-duty bus market is highly competitive today and the Corporation expects it will become even more so in the future. The Corporation’s principal competition for their traditional medium and heavy-duty buses come from manufacturers of buses with internal combustion engines powered by diesel, CNG fuels and battery electric power. This includes New Flyer, Nova, Gillig and Rev Group, and other automotive manufacturers. The Corporation cannot assure that customers will choose its vehicles over those of its competitors’ traditional buses. The Corporation expects that an increasing number of competitors will enter the electric vehicle market within the next several years and as they do, the Corporation expects that it will experience significant and growing competition. A number of private and public companies have announced plans to offer battery electric buses, including companies such as GreenPower, Motiv, Lightning Motors and others. Based on publicly available information, a number of these competitors have displayed prototype buses and have announced target availability and production timelines, while others have launched pilot programs in some markets. In addition, the Corporation is aware that competitors, including New Flyer, Proterra, GreenPower, Lion Electric and others, are currently manufacturing and selling battery electric buses.

Components

The Corporation utilizes a global supply chain for component parts for buses ensuring high quality and cost-effective products with the highest safety standards. Wherever possible there are multiple suppliers for components to ensure there is no economic dependence on any individual supplier.

However, as a result of the COVID-19 global pandemic, some of the Corporation’s suppliers suspended or scaled back their operations and continued supply chain disruptions all over the world continue to impact the Corporation and deliveries of component parts for production of its vehicles. These impacts resulted in order backlogs for the Corporation’s vehicles. The Corporation actively pursues opportunities to offset and balance supply chain risks through design and evaluation of alternative vendors and resources where possible.

Intangible Properties

The Corporation has invested significant resources in developing its suite of Vicinity Buses. The Corporation created and owns the rights to the design of its buses and ongoing product development. The Corporation has intellectual property agreements in place where necessary with partners and developers ensuring oversight over maintaining internally created or developed intellectual property. The Vicinity Buses use key components from established third-party suppliers. The Corporation does not currently have patents, and licenses, but may choose to obtain patents and licenses on its designs, processes or inventions in the future. The Corporation’s grant from Sustainable Development Technology Canada is recorded in the Financial Statements as a reduction in intangible assets.

Cycles and Seasonality

Investment in clean technology has been trending upwards for several years as nations, governments and societies overall become more aware of the damaging effects that pollution and greenhouse gas emissions have on the environment. In an attempt to prevent and/or slow-down these damaging effects and create a more sustainable environment, consumers have taken to exploring and purchasing clean technology while nations and government agencies have undertaken programs to reduce greenhouse gas emissions, contribute funding into research and development in clean technology and offer incentives/rebates for clean technology investments by businesses and consumers. Electric vehicles (“EVs”) are a growing segment of this clean technology movement. EV is a broad term for vehicles that do not solely operate on gas or diesel.

The Corporation does not expect the market for transit buses to experience normal cyclical or seasonal changes. The Corporation has entered the EV truck market which has more steady demand than the transit bus industry.

Significant United States and Canadian state and federal funding programs are in place which incentivize the addition of battery electric commercial vehicles which helps contribute to demand.

Economic Dependence

The Corporation’s sales within a calendar year have been concentrated on a small number of customers and therefore the Corporation’s revenues are reliant on a small number of customers. However, on a year-to-year basis the customers have changed and are not the same small number of customers on a repeated basis and the Corporation endeavors to expand its base of customers.

Changes to Contracts

The Corporation does not reasonably expect any material changes to contracts or business relationships in the current financial year, other than the Credit Facility (as defined below) which is described elsewhere in this Annual Report.

Environmental Protection

Environmental laws and regulations may affect the operations of the Corporation. The Corporation is subject to numerous environmental and health and safety laws, including statutes, regulations, bylaws and other legal requirements. These laws relate to the generation, use, handling, storage, transportation and disposal of regulated substances, including hazardous substances, dangerous goods and waste, emissions or discharges into soil, water and air, including noise and odors (which could result in remediation obligations), and occupational health and safety matters, including indoor air quality. Failure to dispose of these regulated substances in a manner compliant with local environmental regulation could expose the Corporation to penalties and clean-up costs. These legal requirements vary by location and can arise under federal, provincial, state or municipal laws. Any breach of such laws, regulations or requirements may negatively affect on the Corporation and its operating results.

Growing concerns about climate change may result in the imposition of additional regulation particularly with respect to greenhouse gas emissions. Several jurisdictions around the world, including Canada, and various provinces within Canada, have implemented or intend to implement regulations to put a price on carbon emissions to address climate change concerns. These regulations may impact the Corporation’s business in terms of increased cost and compliance efforts. However, given the evolving nature of policies related to climate change and the regulation of carbon emissions, it is not currently possible to predict either the nature of anticipated requirements or the impact on the Corporation’s business. Further, such policies may increase interest in and demand for the Corporation’s electric vehicles.

Employees

As of the date of this Annual Report, the Corporation has approximately 57 employees, who are responsible for assisting the management of the Corporation and its day-to-day operations. The Corporation relies heavily on its senior management team. Operations could be impacted if one or more members of the senior management team were to depart. The Corporation has developed a succession plan to ensure continuity and mitigate any potential disruptions from any departures in the senior management team.

Foreign Operations

The Corporation has worldwide strategic partnerships to manufacture its products in Europe, Asia, Canada, and the United States. As the Corporation continues to grow, the Corporation expects to expand its U.S. operations. The Corporation’s Washington Facility is expected to be operational in Q2 2023.

There are risks associated with foreign operations, including currency risk and regulatory risk. In the event there is a dispute, the Corporation may be unable to obtain legal remedy or legal proceedings may be prohibitively expensive.

Lending

The Corporation’s operations generally do not include any lending operations. Invoices paid by customers must be paid in a reasonable time period.

C.       Organizational structure.

The Corporation conducts its active operations in Canada through its wholly owned operating subsidiary, Vicinity Motor (Bus) Corp., which was incorporated on September 2, 2008 under the BCBCA under the name “Grande West Transportation International Ltd.” and changed its name to “Vicinity Motor (Bus) Corp.” on September 15, 2021. The Corporation conducts its active operations in the United States through its wholly owned operating subsidiary, Vicinity Motor (Bus) USA Corp., which was incorporated on April 8, 2014 under the laws of the State of Delaware under the name “Grande West Transportation USA Inc.” and changed its name to “Vicinity Motor (Bus) USA Corp.” on June 10, 2021. Vicinity Motor (Bus) USA Corp. has one wholly-owned subsidiary “Vicinity Motor Property LLC”, which was formed on September 16, 2022 under the laws of the State of Delaware, and is also registered in the State of Washington.

As of the date hereof, the Corporation has three active 100% wholly-owned subsidiaries, VMCBC, VMUSA and Vicinity Property.

The current organization structure of the Corporation is as follows:

D.       Property, plants and equipment.

The Corporation completed construction of a plant in Ferndale, Washington in early 2023 to be used in production of VMC 1200 electric trucks and “Buy America” compliant electric and diesel buses. The plant is approximately 100,000 square feet situated on approximately 4.2 acres and will be operational this year.

The Corporation leases approximately 2.5 acres in Aldergrove, British Columbia, Canada, serving as corporate headquarters, a manufacturing facility, a research and development center, and warehouse space. The Aldergrove location is a 30 minute drive from the plant in Ferndale, Washington.

As of the date of this Annual Report, the Corporation has no new plans for further acquisition or construction of new buildings as management believes that the Corporation’s current space will handle all capacity issues in the year.

Item 4A.	Unresolved Staff Comments.

None.

Item 5.	Operating and Financial Review and Prospects.

See below for Management’s Discussion & Analysis of Financial Conditions and Results of Operations.

VICINITY MOTOR CORP.

 Management Discussion and Analysis

 For the year ended December 31, 2022

Introduction

This Management Discussion and Analysis (“MD&A”) relates to the financial condition and results of the operations of Vicinity Motor Corp. (“Vicinity”, “VMC” or the “Corporation”) together with its subsidiaries and is supplemental to, and should be read in conjunction with, Vicinity’s audited consolidated financial statements for the year ended December 31, 2022, (including notes) (the “financial statements”). Readers are cautioned that this MD&A contains forward-looking statements and that actual events may vary from management’s expectations. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This MD&A has been prepared as of March 30, 2023. All amounts are in thousands of United States dollars, except share and per share information or where otherwise noted.

Cautionary Statement on Forward-Looking Information

This MD&A includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding anticipated vehicle deliveries, future sales, completion of its assembly facility in the State of Washington, vehicle market acceptance and strategic partnerships, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

These forward-looking statements may include statements regarding the perceived merit of the product offered by Vicinity; sales estimates; manufacturing capabilities; capital expenditures; timelines; strategic plans; market prices for parts and material; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Fourth Quarter and Subsequent Highlights

●	Current order backlog exceeds $150 million, the vast majority of which are for electric vehicles.

●	Assembly operations are set to commence at the newly constructed, state-of-the-art, 100,000 square foot U.S. manufacturing campus in Ferndale, Washington in the first half of 2023.

●	Final electrical components have been installed to supply power on-site.

●	Corporation has received its Certificate of Occupancy for the facility.

●	Free Trade Zone certification for Ferndale Campus in process.

●	Signed a dealer network development services agreement with Dealer Solutions Mergers and Acquisitions (“DSMA”) to enhance North American automotive dealer market penetration for its industry-leading, Class 3 VMC 1200 all-electric truck.

●	Partnered with RBC and Export Development Canada to secure $30 million to finance VMC 1200 EV Truck production in 2023, while maintaining funding for existing bus orders.

●	Secured a $100M+ purchase order for 1,000 VMC 1200 electric trucks from Pioneer Auto Group - Vicinity’s exclusive dealer in the province of British Columbia, Canada – with initial deliveries beginning in November 2022.

●	Secured an order from strategic partner Sustainability Partners LLC, an ESG focused Public Benefit Company, for four Vicinity Lightning™ electric buses via Soderholm Sales & Leasing, Inc., Vicinity’s Pacific Islands distributor.

●	Revenue for the three months ended December 31, 2022 of $2,035 compared to $2,330 for the three months ended December 31, 2021.

●	Net loss for the three months ended December 31, 2022 of $3,828 compared to net loss of $4,782 for the three months ended December 31, 2021.

●	Adjusted EBITDA loss for the three months ended December 31, 2022 of $1,424 compared to an adjusted EBITDA loss of $2,192 for the three months ended December 31, 2021 (see “Non-GAAP and Other Financial Measures”).

●	Deliveries of 11 Vicinity trucks for the three months ended December 31, 2022 compared to deliveries of 12 Vicinity buses, eight of which were sold from the Corporation’s lease pool and excluded from revenue for the three months ended December 31, 2021.

●	Revenue of $18,475 for the year ended December 31, 2022 compared to $41,708 for the year ended December 31, 2021.

●	Adjusted EBITDA loss of $7,438 for the year ended December 31, 2022 compared to an adjusted EBITDA loss of $2,666 for the year ended December 31, 2021 (see “Non-GAAP and Other Financial Measures”).

●	Net loss of $17,948 for the year ended December 31, 2022 compared to a net loss of $7,323 for the year ended December 31, 2021.

●	Deliveries of 38 Vicinity buses, 11 Vicinity trucks and four Optimal shuttles for the year ended December 31, 2022 compared to 131 buses delivered for the year ended December 31, 2021.

The Corporation reports results for the three months ended December 31, 2022 included deliveries of 11 Vicinity trucks, revenue of $2,035, net loss of $3,828 and gross loss of $560 which was (28%) of revenue (see “Non-GAAP and Other Financial Measures”). The gross margin for the three months ended December 31, 2022 was negatively affected by the low volume of buses sold and a write-down of aged bus inventory and parts for $1,296.

Results for the three months ended December 31, 2021 included deliveries of 12 Vicinity buses, revenue of $2,330, net loss of $4,782 and gross loss of $316 which was (14%) of revenue (see “Non-GAAP and Other Financial Measures”). Eight of the 12 buses sold during the fourth quarter of 2021 were sold from the lease pool and excluded from revenue. The gross margin for the three months ended December 31, 2021 was negatively affected by the loss on disposal of $487 on eight buses sold from the Corporation’s lease pool and the low volume of buses sold.

The Corporation reports results for the year ended December 31, 2022 of 38 Vicinity buses, 11 Vicinity trucks and four Optimal shuttles delivered, revenue of $18,475, net loss of $17,948 and gross profit of $440. Results for the year ended December 31, 2021 were 131 buses delivered, revenue of $41,708, net loss of $7,323 and gross profit of $4,235.

Gross margin for the year ended December 31, 2022 was 2% of revenue compared to 10% of revenue in 2021 (see “Non-GAAP and Other Financial Measures”). Margins for 2022 were negatively affected by product mix, the low volume of vehicles delivered and a write-down of aged bus inventory and aftermarket parts for $1,296 partially offset by cost adjustments of approximately $800 from a supplier. Consistent with the rest of the automotive industry, shipping difficulties and global supply chain disruptions in the availability of certain bus components have delayed a large portion of 2022 expected deliveries. Margins beyond 2022 are expected to be more in line with historical margins realized in 2018 and 2019, with the exception of some introductory pricing for new EV products.

Adjusted EBITDA for the year ended December 31, 2022 was ($7,438) compared to ($2,666) for the year ended December 31, 2021 (see “Non-GAAP and Other Financial Measures”). Gross profit decreased by $3,795 in the year ended December 31, 2022, when compared to the prior year due to less deliveries in 2022, aged inventory write-downs, and product mix. Higher selling, general, and administrative costs mainly related to an increase in travel, legal, insurance, and salaries as VMC ramps up for the next period of growth and forecasted increased volumes.

Business Overview

Recent Developments

In July of 2022, the Corporation entered into a distribution agreement for the Northwest U.S. with Schetky Bus and Van Sales, a dealership and transportation solutions provider, to offer the Vicinity Lightning, Vicinity Classic and VMC-Optimal vehicles, including an initial commitment for 18 vehicles.

In July of 2022, VMC announced eligibility in Transport Canada’s new Incentives for Medium and Heavy-duty Zero-Emission Vehicles (iMHZEV) program which helps to make buying or leasing zero-emission vehicles more attractive. The VMC 1200 EV truck will qualify for these significant incentives that are passed onto the consumer.

In August of 2022, VMC signed a distribution agreement with the TOK Group to offer the VMC 1200 electric truck throughout the York region of the greater Toronto area. TOK placed an order for 100 VMC 1200 electric trucks.

In October of 2022, VMC secured a purchase order for 1,000 VMC 1200 class 3 electric trucks worth over $100 million in revenue with expected delivery in 2023.

In February of 2023, VMC announced the closing of a new $30 million credit facility to be used for up to 100% of eligible production costs for the VMC 1200 Class 3 EV truck. VMC also announced the renewal of an asset based lending facility for $10 million for use with bus orders.

In February of 2023, VMC announced the signing of a dealer network development services agreement with Dealer Solutions Mergers and Acquisitions (“DSMA”) to enhance North American market penetration for its Class 3 VMC 1200 electric trucks.

During the three months ended March 31, 2022, VMC issued 302,555 common shares at prices ranging from $3.07 to $3.79 per share for net proceeds of $1 million through its “at-the-market” equity distribution program approved in 2021. There were no shares issued through this program during the three months ended June 30, 2022 or September 30, 2022. During the three months ended December 31, 2022, the Corporation issued 4,815,999 common shares at prices ranging from $0.79 to $1.19 per share for net proceeds of $5.3 million.

During the fourth quarter of 2022, the Corporation terminated the Sales and Marketing Agreement with Optimal Electric Vehicles LLC (“Optimal EV”). Subsequent to year end, the Corporation initiated arbitration proceedings regarding a business dispute with Optimal EV. As a result of the termination, the Corporation reduced the intangible asset by the remaining amount of deferred consideration, $4,640. The recoverable amount upon termination pursuant to the Sales and Marketing Agreement is $12,000 which is greater than the carrying value of $10,854. VMC is seeking additional damages from Optimal EV above this amount. The status of the arbitration is currently pending.

Supply Chain Update

Consistent with other manufacturing and automotive companies, VMC continues to experience delays from some suppliers and shipping companies due to ongoing supply chain shortages related to bus production, which has affected deliveries originally scheduled for delivery in 2021 and into 2022. Sales activity, for both the pipeline and order book, has strengthened significantly during 2021 and 2022 for future deliveries. The Corporation’s manufacturing partners are operating and currently producing to meet the Corporation’s needs. Although deliveries may be delayed, purchase orders are firm and will be delivered when product is made available. The Corporation continues to work with its customers to communicate ongoing supply chain issues to manage expected delivery timelines.

The Corporation’s supply chain is currently working to provide it with the necessary components, although delayed in certain circumstances, for production and aftermarket part sales but there is potential risk of further disruptions.

The Corporation remains well-positioned to serve its customers. It continues to monitor the industry and supply chain issues closely and it is responding swiftly and effectively to protect the interests of its stakeholders. The Corporation is confident that its skilled and loyal workforce, the diversification and strength of its business model, and its strong partner relationships position the Corporation well to navigate the current environment.

Outlook

Management expects to maintain its strong market segment leadership position in Canada and continue to make progress in the U.S. with private operators and public transit agencies. The external pressures to “right size” vehicles for their applications and ridership levels along with the availability of funding in Canada and the U.S. create an ideal environment for Vicinity to prosper. Even with the challenges remaining from ongoing supply chain disruptions for bus manufacturing, the outlook for Vicinity, including significant growth in the U.S., remains very positive. The supply chain for the VMC 1200 EV truck has been more insulated from global disruptions than the problems VMC has experienced with the availability of bus components.

Order activity for deliveries in 2022 and beyond remains strong across Vicinity product lines, including the Vicinity Lightning™ EV and the newly announced VMC 1200 Class 3 EV trucks. The demand for the VMC 1200 has exceeded expectations with 1,000 trucks being ordered in October 2022 with a solid pipeline of further orders expected to be finalized and announced in the near future. The addition of a partnership with Dealer Solutions Mergers and Acquisitions (“DSMA”) will enhance VMC 1200 market penetration in North America with through DSMA’s existing dealer relationships and automotive industry knowledge.

The Corporation’s newly constructed, state-of-the-art, U.S. manufacturing facility in Ferndale, Washington, has now been completed with operations set to commence in the first half of 2023. The Corporation received its certificate of occupancy in March of 2023 with the installation of electrical components that were delayed through supply chain issues. VMC is currently finalizing the certification of the new facility as a Free Trade Zone to manage any potential duties during the manufacturing process. The facility will be used for the manufacturing of both buses and EV trucks for sale in North America.

Approved funding for transit in the U.S. and Canada prior to the pandemic was high. During the pandemic, government support for transit has remained strong in both the U.S. and Canada with both countries approving emergency funding for transit through billions of dollars in safe restart programs. Funding announcements have continued in both the U.S. and Canada showing a commitment to improving transit through investing heavily in transit and zero emission transit solutions.

In the U.S. the Infrastructure Investment and Jobs Act (“IIJA”), the successor to the Fixing America’s Surface Transportation Act (“FAST Act”), is a $1.2 trillion infrastructure bill that includes increased funding for transit, specifically for the purchase of low or zero emission vehicles and investments to modernize existing transit systems. Deliveries for EV buses are anticipated to strengthen through to 2025 with the expected funding from this program. The IIJA provides $86.9 billion in funding for the Federal Transit Administration (“FTA”) over five years. The FTA funds up to 80% of the cost of qualifying “Buy America” buses.

In October of 2020, the Canadian federal government announced $1.5 billion in financing through the Canada Infrastructure Bank to support the adoption of zero emission buses and charging infrastructure over 24 to 36 months. In February of 2021, the Canadian government announced $14.9 billion to be invested in Canadian public transit, including $5.9 billion in dedicated project funds starting in 2021, and ongoing permanent funding of $3 billion per year beginning in 2026-2027.

The Canadian Federal budget for 2021 included $17.6 billion in new spending that will go towards a “green recovery” and announced aggressive emissions reductions targets with a goal to be net-zero by 2050.

Although the proposed legislations and funding announcements from the Canadian and U.S. governments are encouraging for the transit industry, the Corporation does not yet know how or when the proposed funds will materialize and the expected impact on financial performance of the Corporation.

The medium and long-term recovery of the Corporation’s end markets from the COVID-19 pandemic are currently unknown but are expected to be dependent on government support, manufacturing and supply chain capabilities, travel restrictions and economic reopening activity. The Corporation has implemented a robust risk management process to ensure the health and safety of its employees and continued access to supply chain materials, but the ongoing nature of the pandemic and economic recovery may adversely impact results in the future.

The Corporation has shifted the majority of its business to zero emission vehicles through the expansion of its product lines with the addition of the 100% zero emission electric Vicinity Lightning™ bus model and the introduction of 100% electric trucks to its product lineup to reduce the Corporation’s exposure to periods of inconsistent quarterly revenues from the bus industry. The Vicinity heavy duty “Classic” bus is planned for electrification in 2023, which will place Vicinity in an excellent position to capture market share as the demand for zero emissions buses grows. Municipalities of all sizes across Canada and the U.S. along with private operators in multiple sectors are looking for a more robust low floor accessible bus to replace their cutaways and internal combustion engine propelled heavy duty buses. The Corporation’s first Vicinity Lightning™ EV buses are currently in production for initial customers. The Corporation’s Vicinity 1200 EV trucks are available immediately to fill high volume demands for the electric truck markets. The first Vicinity 1200 EV trucks were delivered in November of 2022.

As with the entire global manufacturing industry, VMC is exposed to increased inflation with respect to parts and raw materials purchased by the Corporation. VMC has already ordered the majority of components for current builds or has fixed pricing in place to reduce the short term exposure. Future impacts for higher input costs will be mitigated through higher pricing for new bids or purchase price index (“PPI”) provisions in multiyear contracts.

Aftermarket parts sales are expected to continue to increase as Vicinity bus fleets get older and new vehicles are placed into service.

Tariffs, Invasion of Ukraine, and COVID-19 Lockdowns

Management continues to closely monitor negotiations and ongoing global trade discussions which may influence the Corporation. The Corporation is implementing purchasing, shipping and assembly modifications to best adapt to the current trade environment and strengthen its U.S.-based operations and component sourcing.

There have been no significant direct impacts to date on supply chains related to the Russian invasion of Ukraine. VMC does not have direct suppliers based in either Russia or Ukraine, but additional supply delays may arise as the conflict progresses if subcomponent supplies of the Corporation’s suppliers are affected.

Disruptions from COVID-19 related lockdowns in China, and elsewhere in the world, could have ongoing effects on the supply chain for certain critical components. The medium and long-term recovery of the Corporation’s end markets from the COVID-19 pandemic are currently unknown but are expected to be dependent on government support, COVID-19 case rates, manufacturing and supply chain capabilities, travel restrictions and economic reopening activity. The increase in transit ridership and increased bid activity in the industry are encouraging signs of recovery, but the ongoing nature of the pandemic may adversely impact results in the future.

Non-GAAP and Other Financial Measures

The non-GAAP and other financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP and other financial measures should be read in conjunction with the Corporation’s consolidated financial statements.

Non-GAAP financial measure - Adjusted EBITDA

Adjusted EBITDA does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The Corporation defines adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization, foreign exchange gains or losses, certain non-recurring and/or non-operating income and expenses, and share based compensation. Adjusted EBITDA should not be construed as an alternative for revenue or net loss determined in accordance with IFRS. The Corporation believes that adjusted EBITDA is a meaningful metric in assessing the Corporation’s financial performance and operational efficiency.

The following table reconciles net earnings or losses to Adjusted EBITDA based on the consolidated financial statements of the Corporation for the periods indicated.

	Three months ended December 31, 2022	Three months ended December 31, 2021	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
(US dollars in thousands - unaudited)	$	$	$	$	$
Net Comprehensive loss	(3,828)	(4,782)	(17,948)	(7,323)	(3.236)
Add back
Stock based compensation	668	311	1,380	1,353	738
Interest	482	509	2,258	716	545
Gain on modification of debt	—	—	(803)	—	—
Foreign exchange loss (gain)	(629)	270	3,253	341	(548)
Loss on disposal	—	487	27	542	76
Inventory write down	1,227	—	1,227	—	—
Income tax expense	(98)	442	202	464	76
Amortization	754	571	2,966	1,241	737
Adjusted EBITDA	(1,424)	(2,192)	(7,438)	(2,666)	(1,612)

Non-GAAP financial measure – working capital

Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
(US dollars in thousands - unaudited)	$	$	$
Current Assets	18,146	20,806	32,068
Current Liabilities	16,573	19,401	18,957

Working Capital	1,573	1,405	13,111

Supplementary financial measure – gross margin as a percentage of revenue

Gross margin as a percentage of revenue is a supplementary financial measure calculated as gross profit divided by revenue expressed as a percentage.

Summary of Quarterly Results

The following selected financial information is derived from unaudited quarterly financial statements of the Corporation. The information is stated in US dollars.

(US dollars in thousands, except earning per share -unaudited)	Q4 2022 $	Q3 2022 $	Q2 2022 $	Q1 2022 $	Q4 2021 $	Q3 2021 $ (Restated)	Q2 2021 $ (Restated)	Q1 2021 $ (Restated)
Revenue	2,035	1,515	11,742	3,183	2,330	2,324	15,518	21,536
Gross (loss) profit	(560)	(234)	1,024	210	(316)	(577)	1,716	3,412
Net (loss) income	(3,828)	(7,445)	(3,789)	(2,887)	(4,782)	(3,798)	(344)	1,601
Basic earnings (loss) per share(1)	(0.09)	(0.19)	(0.10)	(0.08)	(0.14)	(0.13)	(0.01)	0.06
Diluted earnings (loss) per share(1)	(0.09)	(0.19)	(0.10)	(0.08)	(0.14)	(0.13)	(0.01)	0.05

Cash and cash equivalents	1,622	1,115	9,357	11,016	4,402	3,890	8,237	1,365
Working capital	1,573	2,075	8,250	8,664	1,405	12,846	19,682	16,522
Total assets	55,032	58,272	65,762	73,268	53,993	30,463	34,185	37,953
Non-current financial liabilities	1,627	7,962	8,349	1,035	347	586	780	737

(1)	Basic and diluted earnings (loss) per share have been retrospectively adjusted to give effect to the 3 to 1 share consolidation effective March 29, 2021.

All figures prior to Q4 2021 have been restated to USD to reflect the change in the Corporation’s presentation currency.

Variability of revenues, gross profit (loss), and net income (loss) over the past 8 quarters is mainly driven by the timing and delivery of buses.

Three Months Ended December 31, 2022 Earnings Review

(US dollars in thousands, except earnings per share -unaudited)	Three months ended December 31, 2022 $	Three months ended December 31, 2021 $

Revenue	2,035	2,330
Gross loss	(560)	(316)
Net loss	(3,828)	(4,782)
Basic and diluted earnings (loss) per share(2)	(0.09)	(0.14)

(3)	Basic and diluted earnings (loss) per share have been retrospectively adjusted to give effect to the 3 to 1 share consolidation effective March 29, 2021.

Revenue

Revenue for the three months ended December 31, 2022 was $2,035 compared to $2,330 for the three months ended December 31, 2021, representing a 13% decrease mainly due to product mix. This represented 11 truck deliveries versus four bus deliveries in the previous period.

Gross Margin

Gross margin for vehicle sales and other revenue for the three months ended December 31, 2022 was a loss of $560 or (28%) of revenue (see “Non-GAAP and Other Financial Measures”) as compared to the three months ended December 31, 2021, which had a gross loss of $316 or (14%) of revenue (see “Non-GAAP and Other Financial Measures”). The gross margin for the three months ended December 31, 2022 was negatively affected by the low volume of vehicles sold and a write-down of aged bus inventory and aftermarket parts for $1,296 partially offset by cost adjustments of approximately $800 from a supplier. Excluding these write-downs and cost adjustments, the adjusted gross margin for the three months ended December 31, 2022 would have been (3%). The margin in the fourth quarter of 2021 was negatively affected by a loss on disposal of $487 on eight buses sold from the Corporation’s lease pool included in cost of sales and the low volume of buses sold. The buses sold at a loss had previously been leased to customers and have generated revenue in their years of service in excess of their actual cost to Vicinity.

Year Ended December 31, 2022 Earnings Review

(Canadian dollars in thousands, except earnings per share unaudited)	Year ended December 31, 2022 $	Year ended December 31, 2021 $

Revenue	18,475	41,708
Gross profit	440	4,235
Net income (loss)	(17,948)	(7,323)
Basic and diluted earnings (loss) per share(1)	(0.45)	(0.24)

(1)	Basic and diluted earnings (loss) per share have been retrospectively adjusted to give effect to the 3 to 1 share consolidation effective March 29, 2021.

Revenue

During the year ended December 31, 2022, the Corporation sold 38 Vicinity buses, 11 Vicinity EV trucks and 4 shuttle buses compared to the year ended December 31, 2021 where the Corporation sold 122 Vicinity buses. Sales from the lease pool are excluded from revenue. Revenue from vehicle sales was $13,165 for the year ended December 31, 2022 compared to $38,197 for the year ended December 31, 2021. Average sales price per vehicle varies with customers and product mix. Revenue from the sales of parts and other sources was $5,310 for the year ended December 31, 2022 compared to $3,511 for the year ended December 31, 2021.

Gross Margin

Gross profit decreased by $3,795 in the year ended December 31, 2022, when compared to the prior year. Gross profit for the year ended December 31, 2022 was $440 or 2% of revenue (see “Non-GAAP and Other Financial Measures”) as compared to the year ended December 31, 2021, which had a gross profit of $4,235 or 10% of revenue (see “Non-GAAP and Other Financial Measures”). The gross margin for the year ended December 31, 2022 was negatively affected by the low volume of buses sold and a write-down of aged bus inventory and aftermarket parts for $1,296 partially offset by cost adjustments of approximately $800 from a supplier. Excluding these write-downs and cost adjustments, the gross margin for the year ended December 31, 2022 would have been 5% of revenue.

Net Income (Loss)

Net loss for the year ended December 31, 2022 was $17,948 compared to the net loss for the year ended December 31, 2021 of $7,323. The increase in net loss is the result of a decrease in gross profit and an increase in selling, general and administrative expenses, depreciation, interest costs and foreign exchange from 2021 to 2022.

Selling general, and administrative costs increased by $1.7 million from 2021 to 2022 due mainly to increased travel costs, legal and public company compliance expenses, and salaries. In 2022 the headcount has been increased as the Corporation ramps up for the next period of growth and forecasted increased sales volume. There were also increased travel and marketing expenses in 2022 as the Corporation experienced a full year without COVID restrictions in 2022.

Depreciation increased by $1.7 million in 2022 compared to 2021 due to the Optimal licence purchased during the fourth quarter of 2021.

Interest costs increased by $739 in 2022 compared to 2021 due to a full year of interest on debt received in the fourth quarter of 2021 and interest accretion for intangible assets.

Foreign exchange increased by $2.9 million in 2022 compared to 2021 which was mainly the result of translating intercompany balances between VMC entities for consolidation purposes and do not reflect realized exchange losses.

Liquidity and Selected Cash Flow Items

(US dollars in thousands - unaudited)	December 31, 2022 $	December 31, 2021 $

Cash and cash equivalents	1,622	4,402
Working capital	1,573	1,405
Total assets	55,032	53,993
Non-current financial liabilities	1,627	347

Vicinity has working capital of $1,573 as of December 31, 2022 compared to working capital at December 31, 2021 of $1,405 (see “Non-GAAP and Other Financial Measures”). Working capital has increased mainly due to private placements throughout 2022 which offset spending on increased development costs for new products and property, plant, and equipment purchases as the Corporation completed its new manufacturing facility in Ferndale, Washington. Vicinity had a cash and cash equivalents balance of $1,622 as at December 31, 2022 compared to $4,402 as at December 31, 2021.

Cash used in operating activities during the year ended December 31, 2022 was $9,082 compared to cash provided of $3,594 during the year ended December 31, 2021. The decrease of $12,676 from the previous year was mainly due to the increased loss from operations and the change in non-cash working capital items.

As at December 31, 2022, investing activities used cash of $10,698 compared to the year ended December 31, 2021, where investing activities used cash of $23,120. The decrease of $12,422 from the previous year was due to the purchase of a sales and marketing license from Optimal in 2021.

As at December 31, 2022, financing activities provided cash of $17,368 compared to the year ended December 31, 2021, where financing activities provided cash of $22,945. Proceeds from option exercises and private placements in 2022 were less than 2021 which resulted in a decrease of cash provided of $5,577 compared to 2021.

Financial Instruments

Fair values

The Corporation’s financial instruments include cash and cash equivalents, restricted cash, trade and other receivables, accounts payable, the credit facility, short-term loans, deferred consideration, and lease obligations. The carrying amounts of these financial instruments are a reasonable estimate of their fair values based on their current nature and current market rates for similar financial instruments. Deferred consideration is the only instrument measured at fair value through profit and loss in accordance with IFRS 9 – Financial Instruments.

The Corporation classifies its fair value measurements in accordance with the three-level fair value hierarchy. The measurement is classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices), and

Level 3 – Inputs that are not based on observable market data

The carrying value amount of the Corporation’s financial instruments that are measured at amortized cost approximates fair value due to their short-term nature. The Corporation valued deferred consideration (iii) as a level 3 instrument. The Corporation used a probability weighted discount model to determine the fair value of the deferred consideration. Key assumptions included a discount rate of 10% and an original expected maturity date of June 30, 2023 for the deferred consideration milestone to be met. During the year ended December 31, 2022, the Corporation terminated the agreement which resulted in the deferred consideration being reduced to nil (Note 6 of the financial statements).

Interest Rate and Credit Risk

The Corporation is exposed to interest rate risk on its bank loans to the extent that its credit facilities are based on Canadian and US prime rates of interest.

Financial instruments that potentially subject the Corporation to concentrations of credit risks consist principally of cash and cash equivalents, restricted cash, and trade and other receivables.

To minimize the credit risk related to cash and cash equivalents, the Corporation places these instruments with a top tier Canadian bank with an AA credit rating and their subsidiary bank in the United States.

Currency Risk

The Corporation is exposed to foreign currency risk because the Corporation’s parent and US operations incur a portion of their operating expenses in Canadian dollars. Therefore, an increase in the value of the CAD relative to the USD increases the value of expenses in USD terms incurred by the Corporation’s parent and US operations, which reduces operating margin and the cash flow available to fund operations. Conversely, the Corporation’s Canadian operation has a functional currency of Canadian dollars and incurs a portion of its operating expenses in US dollars.

At December 31, 2022, the Corporation had cash of $322, accounts receivable of $1,446 and accounts payable of $2,449, which were denominated in US dollars for its entity with CAD functional currency.

At December 31, 2022, the Corporation had cash of C$41, accounts receivable of C$nil, short term loans of C$8,922 and accounts payable of C$150, which were denominated in Canadian dollars for its entities with USD functional currency.

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation’s objective when managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Corporation uses cash to settle its financial obligations as they fall due. The ability to do this relies on the Corporation collecting its trade receivables in a timely manner and maintaining sufficient cash on hand through credit facility financing.

As at December 31, 2022, the Corporation had working capital (current assets less current liabilities) of $1,573. For the year ended December 31, 2022, the Corporation used cash for operating activities of $9,082 and cash for investing activities of $10,698. As at December 31, 2022, the Comp Corporation any had $19.4 million undrawn on its C$20 million credit facility (note 8). Subsequent to year end, the Corporation obtained an additional $30 million in debt financing to fund production of the Corporation’s VMC 1200 class 3 electric trucks.

Based on the Corporation’s forecasted cash flows, the current cash on hand and the headroom available under debt facilities, the Corporation estimates that it will have sufficient liquidity to meet its working capital requirements for at least the next twelve months.

The following are the contractual maturities of financial liabilities:

	Carrying Amount	Contractual Cash Flows	Within 1 year	1 to 2 years	2 to 3 years	3 to 6 years
	$	$	$	$	$	$
At December 31, 2022
Accounts payable	4,942	(4,942)	(4,942)	—	—	—
Current debt facilities	6,587	(8,822)	(8,822)	—	—	—
Credit facility	628	(628)	(628)
Other long-term liabilities	1,952	(2,120)	(513)	(480)	(486)	(641)

Total	14,109	(16,512)	(14,905)	(480)	(486)	(641)

Sensitivity analysis

The Corporation’s borrowing under the existing credit facility are at variable rates of interest and expose the Corporation to interest rate risk. The Corporation has completed a sensitivity analysis to estimate the impact on comprehensive income which a change in interest rates at and during the year ended December 31, 2022 would have had on the Corporation. The result of this sensitivity analysis indicates that a 0.5% increase (decrease) in the prime interest rates would not have a material impact.

The Corporation has completed a sensitivity analysis to estimate the impact on comprehensive earnings which a change in foreign exchange rates as at and during the year ended December 31, 2022 would have had on the Corporation.

The sensitivity analysis includes the assumption that changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter.

The following tables summarizes quantitative data about the Corporation’s exposure to currency risk as a result of monetary assets (liabilities) in currencies different from each entity’s functional currency:

		2022
		$
Net Canadian dollar monetary asset (liability)	CAD thousands	(9,031)
Net US dollar monetary asset (liability)	USD thousands	(749)

The result of this sensitivity analysis indicates that a 10% increase (decrease) in the average value of the Canadian dollar relative to the US dollar during the period would have resulted in an increase (decrease) in net income of approximately $735.

Capital Management

The Corporation’s objectives when managing capital are:

●	to safeguard the Corporation’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and

●	to provide an adequate return to shareholders through expansion correspondingly to the level of risk.

The Corporation considers its share capital, other shareholders’ equity, credit facility, and short-term loans to be its capital. As a part of its loan commitments, the Corporation is required to obtain authorization from the credit facility lender (Note 9) prior to obtaining further loans. The Corporation’s capital is currently not subject to any other external restrictions except those described in Note 9.

The Corporation sets the amount of capital in proportion to risk. The Corporation manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Corporation may issue new shares, sell assets, reduce debt or increase its debt.

Commitments

Refer to note disclosure in the financial statements (Note 21).

Off-Balance Sheet Arrangements

The Corporation has not entered into any off balance sheet arrangements.

Transactions with Related Parties

Expenses incurred to key management are:

	Year ended	Year ended
	December 31, 2022	December 31, 2021
Salaries and Benefits	$1,187	$1,572
Share based payments	1,345	869
	$2,532	$2,441

During the year ended December 31, 2022, the Corporation paid $215 in lease payments to a company owned by a director. $231 was recognized as depreciation and interest expense on the lease.

During the year ended December 31, 2021, the Corporation paid $191 in lease payments to a company owned by a director. $179 was recognized as depreciation and interest expense on the lease.

As at December 31, 2022, included in accounts payable are balances owing to key management or companies controlled by officers of the Corporation in the amount of $1 (December 31, 2021 - $1).

All related party balances are non-interest bearing, unsecured and have no fixed terms of repayment and have been classified as current.

Critical Accounting Estimates and Judgements

The preparation of the consolidated financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements.

Estimates that have a risk of resulting in material adjustment to the carrying amounts of assets and liabilities within the next year are summarized below:

(i)	Impairment assessment of intangible assets:

The determination of the recoverable amount of intangible assets involves significant estimates and assumptions. At year end, management concluded that there were material breaches of contract by Optimal EV and consequently the Corporation terminated the Sales and Marketing Agreement with Optimal EV. Accordingly, the Corporation also concluded that impairment indicators existed in relation to the Optimal EV intangible asset. The Corporation tested the intangible asset for impairment at December 31, 2022. The Corporation determined the recoverable amount of the intangible asset based on a scenario weighted discounted cash flow model. The significant assumptions applied to the determination of the recoverable amount included the probability of recovery of the $12,000 pursuant to the termination of the Sales and Marketing Agreement from Optimal EV and the estimated discount rate and future cash flows from the rights to the intellectual property in the event of bankruptcy of Optimal EV. As a result of the impairment assessment the Corporation concluded the recoverable amount exceeded the carrying value of the intangible asset and no impairment was required.

(ii)	Inventory net realizable value:

The Corporation estimates net realizable value of inventory for its vehicles and spare parts. Net realizable value is the estimated selling price in the ordinary course of business, less any costs to complete and sell the product. An allowance for obsolete, slow-moving or defective inventory is made when necessary.

(iii)	The determination of provision for warranty cost:

The Corporation offers warranties on the buses and trucks it sells. The Corporation estimates the provision for future warranty claims based on historical warranty claim information, as well as recent trends that might suggest the past results may differ from future warranty claims. The Corporation does not have a long history of estimating warranty provisions. In addition, the items covered by the Corporation’s warranty may be subject to interpretation because the warranty items are not specific in all cases, and the warranty demands made by different customers may also vary.

(vi)	Contingent liability estimate:

In the normal course of business, the Corporation receives notice of potential legal proceedings or is named as defendant in legal proceedings, including those that may be related to product liability, wrongful dismissal or personal injury, many of which are covered by the Corporation’s insurance policies. Contingent liabilities are recognized when present obligations as a result of a past event will probably lead to an outflow of economic resources from the Corporation and amounts can be estimated reliably. The Corporation has accrued for claims where it is probable there will be an outflow of resources. The amounts accrued are based on management’s assumptions with regards to the outcomes of legal proceedings and/or any settlements that may occur. Therefore, are subject to estimation uncertainty and as such, the final settlements could be materially different from those accrued.

Recent Accounting Pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2022, reporting periods and have not been early adopted by the Corporation. These standards are not expected to have a material impact on the Corporation in the current or future reporting periods and on foreseeable future transactions.

Segment Information

Allocation of revenue to geographic areas for the single segment is as follows:

	Year ended December 31, 2022	Year ended December 31, 2021
	$	$
Canada
Bus sales	7,429	10,925
Spare part sales	4,516	2,504
Truck sales	982	—
Shuttle sales	484	—
United States
Bus sales	4,270	27,272
Spare part sales	667	197
Operating lease revenue	127	810
Total	18,475	41,708

During the year ended December 31, 2022, the Corporation had sales of $6,261 and $4,792 to two end customers representing 34% and 26% of total sales, respectively. During the year ended December 31, 2021, the Corporation had sales of $26,795 and $4,423 to two end customers representing 64% and 11% of total sales, respectively.

Subsequent Events

On February 21, 2023, the Corporation announced it obtained $30M in credit commitments from Royal Bank of Canada and Export Development Canada to fund production of the Corporation’s VMC 1200 class 3 electric trucks. The credit facility can be used for 100% of eligible production costs on the trucks, excluding labor and overhead from the Corporation’s assembly plants. The credit facility has an interest rate of prime plus 2% and will be secured by existing assets of the Corporation. Royal Bank of Canada will also continue to provide the Corporation with C$10M in an asset-based lending (ABL) agreement for use with its existing bus orders and a US$3M letter of credit facility.

On March 24, 2023, the Corporation announced that it had completed a private placement of unsecured convertible debentures for gross proceeds of C$4,000. The convertible debentures are issued in denominations of C$1,000, bear interest at 15% per annum, and mature 18 months from the closing date. Interest payments on the convertible debentures have been deferred to the twelve-month anniversary and/or maturity.

Each convertible debenture is convertible at the holder’s option into units at any time prior to maturity at a conversion price of C$1.45 per unit. Upon conversion, each unit will consist of one common share and 0.2 of a warrant. Each warrant is exercisable into a warrant share at an exercise price of C$1.45 for a period of thirty-six months following the initial debenture closing date.

Outstanding Share Data

At a Special Annual General Meeting of the shareholders held on March 24, 2021, a three for one share consolidation was approved, effective March 29, 2021. All share and per share amounts are reflective of the share consolidation. Issued and outstanding as of April 27, 2023 is as follows:

45,667,706 common shares

7,573,083 warrants

1,497,493 stock options

804,080 deferred share units

Item 6.	Directors, Senior Management and Employees.

6.A       Directors and Senior Management.

The following table sets forth certain information relating to the Corporation’s directors and executive officers as of April 27, 2023. The business address for the Corporation’s directors and executive officers is c/o Vicinity Motor Corp., 3168 262nd Street, Aldergrove, BC, Canada V4W 2Z6. The Corporation’s directors are expected to hold office until its next annual meeting of shareholders. The Corporation’s directors are elected annually and, unless re-elected, retire from office at the end of the next annual general meeting of shareholders.

Name	Age	Position
William Trainer	63	Chief Executive Officer, President and Director
Joseph Miller	67	Director and Chairman
John LaGourgue	53	Vice President Corporate Development and Director
Andrew Imanse	83	Director
Christopher Strong	64	Director
James White	63	Director
Danial Buckle	47	Chief Financial Officer

A brief profile of each of the Corporation’s directors and executive officers is given below:

William Trainer, Chief Executive Officer, President, Director

Mr. Trainer is a key founder of Vicinity Motor Corp. and has served as President and Director since its inception in 2008. Mr. Trainer has over 25 years’ experience importing and exporting heavy machinery and has successfully pioneered and brought several new products to the Canadian market. Mr. Trainer has also owned and managed heavy construction equipment dealerships throughout Western Canada.

Joseph Miller, Chairman, Director

Mr. Miller has been a director of Vicinity Motor Corp. since December 2012. Mr. Miller has over 30 years’ experience in the construction field and manages a BC-based, construction company with projects across North America and the South Pacific. Mr. Miller specializes in ground improvement, bringing new technologies to use around the world. Mr. Miller brings a vast knowledge in negotiation skills and customer relationship building to the Corporation. Mr. Miller is also a Director on several other boards and brings a broad base of experience in management and innovation skills.

John LaGourgue, Vice President, Corporate Development, Director

Mr. LaGourgue joined Vicinity Motor Corp. in June 2016 and brings with him over 20 years of management, sales, financial, and investment experience in public and private companies. Mr. LaGourgue has served in senior management and directors’ roles for public companies since 2009. Mr. LaGourgue manages the Corporation’s capital markets strategies and corporate communications. Mr. LaGourgue currently serves as a director of Greenback Ventures Inc., a company listed on the TSXV.

Andrew Imanse, Director

Mr. Imanse has been a director of Vicinity Motor Corp. since October 2015. Mr. Imanse is a retired President of the Thor Bus Group and was instrumental in developing the bus market for Thor Industries. Mr. Imanse has been a prominent figure in the bus industry for over 20 years. Prior to his role in the bus industry, Mr. Imanse worked in the recreational vehicle sector as a senior executive for several companies, including Vice President of Canadian Recreational Vehicles and Housing Division of the Bendix Corporation.

Christopher Strong, Director

Mr. Strong has been a director of Vicinity Motor Corp. since May 2018 and brings with him over 30 years of experience with startups, acquisitions, initial public offerings, turnarounds, and sales. In addition to previous roles as chief executive officer, he has also served as audit committee chair, chief financial officer, and numerous other finance-related positions earlier in his career. Mr. Strong is a former U.S. Navy Officer and received his MBA in finance from the Wharton School of Business.

James White, Director

Mr. White has been a director of Vicinity Motor Corp. since September 2019 and brings with him extensive experience as a corporate director for public companies. Mr. White is currently serving as Managing Partner with Baynes & White, a Toronto, Ontario based benefits and pension actuarial consulting firm. Mr. White currently serves as a director of Minnova Corp., a company listed on the TSXV.

Dan Buckle, Chief Financial Officer

Mr. Buckle joined Vicinity Motor Corp. in 2018 and is a Chartered Professional Accountant (CPA, CA) with more than 20 years of diversified experience and leadership in finance. Mr. Buckle has mainly worked as a finance executive with high growth public companies in the manufacturing sector with roles in corporate finance, mergers and acquisitions, and financial oversight and reporting. Mr. Buckle also worked in the assurance practice at PricewaterhouseCoopers.

Certain Arrangements and Relationships

The Corporation has no knowledge of any arrangement or understanding with major shareholders, customers, suppliers or any other person, pursuant to which any person was selected as a director or executive officer.

None of the members of the Corporation’s board of directors (the “Board”) have any family relationships with each other, or with any other members of the Corporation’s senior management.

6.B       Compensation.

Board of Director Compensation

Only the Corporation’s independent directors, Messrs. Miller, Imanse, Strong and White received compensation in respect of fiscal 2022 for their service on the Board. The following table sets forth information concerning the compensation paid by the Corporation to Messrs. Miller, Imanse, Strong and White in respect of fiscal 2022.

Name	Fees Earned or Paid in Cash ($)(1)	Share-Based Awards ($)	Option-Based Awards ($))	Non-equity Incentive Plan Compensation	Pension Value	All other Compensation ($)	Total ($)
Joseph Miller	180,000	—	—	—	—	—	180,000
Andrew Imanse	120,000	—	—	—	—	—	120,000
Christopher Strong	150,000	—	—	—	—	—	150,000
James White	120,000	—	—	—	—	—	120,000

(1)	Directors can opt to have their respective director’s fees, or a portion thereof, paid in deferred share unites (“DSUs”), rather than cash, which DSUs will vest into common shares upon the respective director’s resignation. The above amounts reflect the value of compensation whether paid in cash or in DSUs.

Executive Compensation

The following compensation discussion and analysis describes and explains the significant elements of the Corporation’s senior management compensation program, with particular emphasis on the process for determining compensation payable to the Corporation’s Chief Executive Officer, William Trainer; its Vice President Corporate Development, John LaGourgue; and its Chief Financial Officer, Danial Buckle. Messrs. Trainer, LaGourgue and Buckle are referred to collectively in this Annual Report as the Corporation’s named executive officers (the “NEOs”).

The following table sets forth information about certain compensation awarded to, earned by, or paid to the NEOs in respect of fiscal 2022:

				Non-equity incentive
				plan compensation
				(C$)
		Share based	Option- based	Annual	Long-term	Pension	All other	Total
	Salary	awards	awards	incentive	incentive	value	compensation	compensation
Name and Position	(C$)	(C$)	(C$)	plans	plans	(C$)	(C$)	(C$)
William Trainer Chief Executive Officer, President and Director	467,588	—	—	—	—	—	12,840	480,428
John LaGourgue VP Corporate Development and Director	310,380	—	32,561	—	—	—	—	342,941
Danial Buckle Chief Financial Officer	311,072	—	32,561	—	—	—	36,000	379,633

Objectives of Compensation Program

The Corporation’s senior management compensation program is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;
(b)	motivating the short and long-term performance of these executives; and
(c)	aligning their interests with those of the Corporation’s shareholders.

Elements of Executive Compensation

In compensating its senior management, the Corporation employs a combination of base salary, bonus compensation and equity-based incentive awards.

Base Salary

The Board views paying compensation that is competitive in the markets in which the Corporation operates is a first step to attracting and retaining talented, qualified and effective executives. The NEOs are remunerated in order to ensure that the compensation package offered by the Corporation is in line with that offered by other companies in its industry, and as an immediate means of rewarding the NEO for efforts expended on behalf of the Corporation.

The compensation to be paid to a particular NEO is determined by gathering competitive information on comparable companies within the industry from a variety of sources, including surveys conducted by independent consultants and national and international list publications. The Corporation does not engage in formal benchmarking. Payment of cash compensation fits within the objective of the compensation program since it rewards each NEO for performance of his or her duties and responsibilities.

Compensation for the Chief Executive Officer is approved by the Board. Base compensation and bonus levels are determined taking into account in comparison to the Corporation’s peers.

Bonus Compensation

The Corporation may, from time to time, issue bonus awards for its executives based on performance goals. Bonus compensation is awarded at the discretion of the Board and the Board considers performance of the individual and the Corporation, competitive factors and other matters in awarding bonuses. The Corporation’s objective is to achieve certain strategic objectives and milestones. The Board will consider executive cash and share bonus compensation dependent upon the Corporation meeting the Corporation’s strategic objectives and milestones and sufficient cash resources being available.

Equity-Based Incentive Awards

Equity-based incentive awards take the form of:

(a)	stock options (“Options”) granted under the Corporation’s existing 10% rolling stock option plan (the “Stock Option Plan”);

(b)	restricted stock units (“RSUs”) granted under the Corporation’s restricted stock unit plan (the “RSU Plan”); and

(c)	deferred stock units granted under the Corporation’s deferred share unit plan (the “DSU Plan”).

Such equity-based incentive awards are considered when reviewing senior management compensation packages as a whole. Previous grants are also taken into account when considering new grants.

Performance Goals

Business criteria for the purpose of establishing performance goals may include, but are not limited to, one or more of the following business criteria for the Corporation, on a consolidated basis, and/or specified subsidiaries or business units of the Corporation (except with respect to the total shareholder return and earnings per share criteria): (1) total shareholder return; (2) such total shareholder return as compared to total return (on a comparable basis) of a publicly available index such as, but not limited to, the S&P/TSX Composite Index; (3) past service to the Corporation; (4) net income; (5) pre-tax earnings; (6) earnings before interest expense, taxes, depreciation and amortization; (7) pre-tax operating earnings after interest expense and before bonuses, service fees, and extraordinary or special items; (8) operating margin; (9) earnings per share; (10) return on equity; (11) return on capital; (12) return on investment; (13) operating earnings; (14) working capital; (15) ratio of debt to shareholders’ equity; (16) revenue; and (17) free cash flow and free cash flow per share. Business criteria may be measured on an absolute basis or on a relative basis (i.e., performance relative to peer companies) and on a U.S. generally accepted accounting principles (“GAAP”) or non-GAAP basis.

Consideration of Risks Associated with Compensation Policies and Practices

The Board is responsible, in participation with management, for reviewing and identifying what are perceived to be the principal risks to the Corporation. These risks include but are not limited to those arising from the Corporation’s compensation policies and practices, such as the risk that an executive officer or other employee is incentivized to take inappropriate or excessive risks, or that such policies and practices give rise to any other risks that are reasonably likely to have a material adverse effect on the Corporation. The Board undertakes this review with management on at least an annual basis, and ensures that the Compensation Committee adequately considers risks arising from the Corporation’s compensation policies and practices when determining its recommendations to the Board regarding the compensation of executive officers. The Corporation is of the view that its compensation programs do not incentivize its executives to take undue risks because:

(a)	executives receive a mix of compensation elements with a significant portion of compensation in the form of long-term equity-based awards; and

(b)	annual incentive metrics that include a balance of key performance indicators that are not focused on a single financial measure.

Financial Instruments Designed to Hedge or Offset Decrease/Increase in Market Value

NEOs and members of the Board are not permitted to purchase financial instruments designed to hedge or offset a decrease or increase in market value of equity securities granted as compensation.

Employment, Consulting and Management Agreements

Management functions of the Corporation are not, to any substantial degree, performed other than by directors or NEOs of the Corporation. There are no agreements or arrangements that provide for compensation to NEOs or directors of the Corporation, or that provide for payments to a NEO or director at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, severance, a change of control in the Corporation or a change in the NEO or director’s responsibilities, other than as follows:

William R. Trainer, Chief Executive Officer, President and Director

The employment agreement dated August 23, 2019 between the Corporation and Mr. Trainer provides that if the Corporation terminates Mr. Trainer’s employment without cause within 12-months of a change of control (as defined in the employment agreement), Mr. Trainer will be entitled to an amount equal to 24 months of his base salary, in effect at the time of termination. If there is a change of control (as defined in the employment agreement), and Mr. Trainer is terminated by the Corporation due to the change of control, any and all options and other equity awards granted to Mr. Trainer will fully vest and will be exercisable pursuant to the terms of the Stock Option Plan. If Mr. Trainer terminates his employment for good reason (as defined in the employment agreement) he shall be entitled to receive the same payments and benefits as if he had been terminated by the Corporation within 12-months of a change of control. If the Corporation terminates Mr. Trainer’s employment without cause and without notice, any and all options and other equity awards granted to Mr. Trainer will fully vest and be exercisable and he will be entitled to an amount equal to 12-months of his base salary, in effect at the time of termination, which shall increase by two months for each year of engagement to a maximum of 24 months of base salary.

Danial Buckle, Chief Financial Officer

The employment agreement dated April 16, 2019 between the Corporation and Mr. Buckle provides that if the Corporation terminates Mr. Buckle’s employment without cause within 12-months of a change of control (as defined in the employment agreement), Mr. Buckle will be entitled to an amount equal to 12 months of his base salary, in effect at the time of termination. If there is a change of control (as defined in the employment agreement), and Mr. Buckle is terminated by the Corporation due to the change of control, any and all options and other equity awards granted to Mr. Buckle will fully vest and will be exercisable pursuant to the terms of the Stock Option Plan. If Mr. Buckle terminates his employment for good reason (as defined in the employment agreement) he shall be entitled to receive the same payments and benefits as if he had been terminated by the Corporation within 12-months of a change of control or without cause. If the Corporation terminates Mr. Buckle’s employment without cause and without notice, any and all options and other equity awards granted to Mr. Buckle will fully vest and be exercisable and he will be entitled to an amount equal to 12-months of his base salary, in effect at the time of termination.

Omnibus Equity Incentive Plan

On November 7, 2022, upon a recommendation of the Compensation Committee, the Board passed a resolution to adopt the Omnibus Equity Incentive Plan (the “Omnibus Plan”), subject to, and effective upon, receiving shareholder approval which was obtained on December 22, 2022. The Omnibus Plan provides flexibility to the Corporation to grant equity-based incentive awards in the form of Options, RSUs, DSUs and preferred share units (“PSUs”), as described in further detail below.

Upon adoption of the Omnibus Plan, outstanding awards under the Corporation’s prior Stock Option Plan, RSU Plan or DSU Plan (the “Predecessor Plans”), remained outstanding as awards granted under and subject to the terms of the Omnibus Plan instead of the Predecessor Plans.

The objectives of the Omnibus Plan are to, among other things, to promote a significant alignment between directors, officers, employees and consultants of the Corporation (collectively “Participants”) and the long term growth objectives of the Corporation; to associate a portion of Participants’ compensation with the performance of the Corporation over the long term; and to attract, motivate and retain the key Participants to drive the business success of the Corporation and its subsidiaries.

The maximum number of common shares available for issuance pursuant to the Omnibus Plan and any other security-based compensation arrangement of the Corporation shall not exceed 10% of the issued and outstanding common shares from time to time.

As at the date of this Annual Report, the Corporation has 1,580,826 Options outstanding and 623,802 DSUs outstanding.

6.C       Board Practices.

The Corporation’s directors are expected to hold office until its next annual meeting of shareholders. The Corporation’s directors are elected annually and, unless re-elected, retire from office at the end of the next annual general meeting of shareholders. The directors of the Corporation do not have a service contract with the Corporation.

Audit Committee

The audit committee (the “Audit Committee”) is a committee of the Board. The primary purpose of the Audit Committee is to oversee the accounting and financial reporting processes of the Corporation and the audits of the Corporation’s financial statements and to exercise the responsibilities and duties set forth below, including, but not limited to, assisting the Board in fulfilling its responsibilities of monitoring (a) the integrity of the financial statements of the Corporation, (b) compliance by the Corporation with legal and regulatory requirements related to financial reporting, (c) the performance of the Corporation’s independent auditors, (d) the integrity of the Corporation’s internal controls and financial reporting process and (e) the Corporation’s strategy with regard to risk management.

The Audit Committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to all books, records, facilities and personnel of the Corporation, its auditors and its legal advisors. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the Audit Committee has the authority to independently retain special legal, accounting, or other consultants to advise it, and may request any officer or employee of the Corporation, its independent legal counsel or independent auditor to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

The Corporation’s independent auditor is accountable to the Board and to the Audit Committee, who, as representatives of the Corporation’s shareholders, have the ultimate authority and responsibility to evaluate the independent auditor, appoint and replace the independent auditor, and to determine appropriate compensation for the independent auditor. In the course of fulfilling its specific responsibilities hereunder, the Audit Committee must maintain free and open communication between the Corporation’s independent auditors, Board and Corporation management. The responsibilities of a member of the Audit Committee are in addition to such member’s duties as a member of the Board.

Compensation Committee

The Board has established a compensation committee (the “Compensation Committee”) to assist the Board in carrying out its responsibilities and decision-making process relating to executive and director compensation for the Corporation and its subsidiaries.

As at December 31, 2022, the Compensation Committee was comprised of Christopher Strong (Chair) and Joseph Miller, each of whom is independent within the meaning of National Instrument 52-110 – Audit Committees.

Role of the Compensation Committee

The Compensation Committee, under the supervision of the Board has overall responsibility for recommending to the Board the levels of compensation for the NEOs as well as certain key employees and other members of senior management for approval by the Board.

The duties, responsibilities and authority of the Compensation Committee include:

(a)	to recommend to the Board the form and amount of compensation to be paid by the Corporation to directors for service on the Board and on its committees;

(b)	to review director compensation at least annually;

(c)	to annually review the Corporation’s base compensation structure and the Corporation’s incentive compensation, stock option and other share-based compensation plans and recommend changes in or additions to such structure and plans to the Board as needed;

(d)	to recommend to the Board the annual base compensation of the Corporation’s executive officers;

(e)	to recommend to the Board annual corporate goals and objectives under any incentive compensation plan adopted by the Corporation for officers and non-officer personnel providing services to the Corporation and recommend incentive compensation participation levels for officers and non-officer personnel providing services to the Corporation under any such incentive compensation plan. In determining the incentive component of compensation, the Compensation Committee will consider the Corporation’s performance and relative shareholder return, the values of similar incentives at comparable companies and the awards given in past years;

(f)	to evaluate the performance of officers generally and in light of annual corporate goals and objectives under any incentive compensation plan;

(g)	to provide oversight of the performance evaluation and incentive compensation of non-officer personnel providing services to the Corporation; and

(h)	to administer the Corporation’s stock option and other share-based compensation plans and determine the grants of Options and other share-based compensation.

6.D       Employees.

As of December 31, 2022, December 31, 2021 and December 31, 2020, the Corporation had 57, 52 and 48 employees, respectively, of which the majority are located in Canada. At the date of this filing, the Corporation’s employees are not unionized

6.E       Share Ownership.

The direct and indirect shareholdings of the Corporation’s directors and executive officers as of April 27, 2023 were as follows:

	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Stock Option-Based Awards
Name of beneficial owner	Number of Common Shares	Percentage of Common Shares(1)	Common Shares Underlying Stock Options Outstanding	Option Exercise Price (C$)	Expiration Date	DSUs Held	Warrants Held
William Trainer	1,613,541	3.53%	83,333	2.40	1/17/2024	—	16,666
			200,000	1.50	11/15/2024
Joseph Miller	1,908,809	4.18%	83,333	2.40	1/17/2024	255,216	—
John LaGourgue	267,374	0.58%	16,666	6.15	11/22/2025	9,778	—
			30,000	7.24	4/26/2026
			20,000	2.98	3/30/2027
Andrew Imanse	91,133	0.20%	16,666	6.15	11/22/2025	147,930	—
Christopher Strong	—	—	83,333	4.35	5/29/2023	220,576	—
			16,666	6.15	11/22/2025
James White	620,271	1.36%	16,666	1.56	11/27/2024	170,582	35,000
			16,666	6.15	11/22/2025
Danial Buckle	99,300	0.22%	16,666	1.20	5/3/2025	—	—
			30,000	7.24	4/26/2026
			20,000	2.98	3/30/2027
Total	4,600,428	10.07%	649,995	N/A	N/A	804,082	51,666

Item 7.	Major Shareholders and Related Party Transactions.

7.A       Major Shareholders

To the best of the Corporation’s knowledge, as of April 27, 2023, the Corporation is not aware of any beneficial owners that directly or indirectly exercises control or direction over more than 5% of the voting rights to the Corporation’s common shares.

As of March 3, 2023, there were 45,667,706 common shares of the Corporation issued and outstanding. Of these, approximately 83.0% were held by Canadian residents (eight record shareholders), approximately 1.6% were held by residents of the United States (four record shareholders) and approximately 15.4% were held by residents of other foreign countries (no record shareholders).

The Corporation is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly. Furthermore, the Corporation is not aware of any arrangements which may at some subsequent date result in a change in control of the Corporation.

7.B       Related Party Transactions.

Related Party Transactions

The Corporation has not engaged in any related party transactions, other than those set out in the Annual Financial Statements, which include lease payments to a company owned by a director.

Interest of Management and Others in Material Transactions

Except as set out above or described elsewhere in this Annual Report, there are no material interests, direct or indirect, of any of the Corporation’s directors or executive officers, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of the Corporation’s outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction within the three years before the date in this Annual Report that has materially affected or is reasonably expected to materially affect the Corporation or any of its subsidiaries.

Indebtedness of Directors, Executive Officers and Employees

Except as set out above or described elsewhere in this Annual Report, as of the date of this Annual Report, none of the Corporation’s directors, executive officers or employees, and none of their respective associates, is indebted to the Corporation or any of its subsidiaries.

7.C       Interests of Experts and Counsel.

Not applicable.

Item 8.	Financial Information.

8.A       Consolidated Statements and Other Financial Information.

See Item 18. – “Financial Statements.”

A.7 Legal Proceedings.

From time to time, the Corporation may become involved in legal or regulatory proceedings, lawsuits and other claims arising in the ordinary course of its business. In view of the inherent difficulty of predicting the outcome of such matters, the Corporation cannot state what the eventual outcome of such matters will be. However, based on its knowledge, it is not presently a party to any legal proceedings that, in the opinion of its management, would individually or taken together have a material adverse effect on its business, operating results, financial condition, or cash flows. Regardless of outcome, litigation can have an adverse impact on the Corporation due to defense and settlement costs, diversion of management resources, negative publicity and reputational harm, and other factors.

During the year ended December 31, 2022, the Corporation terminated the Sales and Marketing Agreement with Optimal EV due to material breaches. Subsequent to year end, the Corporation initiated arbitration proceedings regarding ongoing disputes with Optimal EV. The status of the arbitration is currently pending. See the Annual Financial Statements for additional information.

A.8 Dividends.

Since the Corporation’s formation, it has not declared or paid any cash dividends on its common shares and does not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of the Board and will depend on then-existing conditions, including its financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors the Board may deem relevant.

B. Significant Changes.

The Corporation has not experienced any significant changes since the date of its Annual Financial Statements included in this Annual Report.

Item 9.	The Offer and Listing.

Not applicable except for Item 9.A.4 and Item 9.C.

The Corporation’s common shares are listed on the TSXV under the symbol “VMC”, on the Nasdaq under the symbol “VEV” and on the FSE under the symbol “6LGA”.

Item 10.	Additional Information.

10.A	Share Capital.

Not applicable

10.B	Memorandum and articles of Association.

Copies of the Corporation’s notice of articles and amended articles of incorporation are attached as Exhibits 1.1 and 1.2, respectively, to this Annual Report. The information called for by this Item is set forth in Exhibit 1.2 to this Annual Report and is incorporated by reference into this Annual Report.

10.C	Material Contracts.

In addition to contracts entered into in the ordinary course of business, the following material contracts have been entered into by the Corporation within the two years immediately preceding the date of this Annual Report:

●	Amended and Restated Loan Agreement: On February 17, 2023, the Corporation entered into an amended and restated loan agreement (the “Credit Facility”) with Royal Bank of Canada, as lender. The Credit Facility provides $30M in credit commitments from Royal Bank of Canada and Export Development Canada to fund production of the Corporation’s VMC 1200 class 3 electric trucks. The Credit Facility can be used for 100% of eligible production costs on the trucks, excluding labor and overhead costs from the Corporation’s assembly plants. The Credit Facility has an interest rate of prime plus 2% and will be secured by existing assets of the Corporation. Royal Bank of Canada will also continue to provide the Corporation with C$10M in an asset-based lending agreement for use with its existing bus orders and a $3M letter of credit facility.

●	Equity Distribution Agreement: On August 27, 2021, the Corporation entered into an equity distribution agreement with B. Riley Securities, Inc. on behalf of itself and co-sales agent Spartan Capital Securities, LLC, whereby the Corporation may, at its discretion and from-time-to-time, sell up to $50 million of common shares using “at-the-market” distributions in connection with the sales agents (the “ATM Program”). The Corporation filed a prospectus supplement dated August 27, 2021 in respect of the ATM Program.

●	Underwriting Agreement: On October 21, 2021 the Corporation entered into an underwriting agreement with Spartan Capital Securities, LLC for an underwritten public offering of 3,990,610 units at a price of $4.26 per unit for gross proceeds to the Corporation of $16,999,998.60. Each unit consisted of on common share of the Corporation and one-half of a warrant. Each whole warrant entitled the holder to purchase one common share of the Corporation at an exercise price of $5.10 per common share, subject to adjustment in certain circumstances. The warrants were exercisable immediately upon issuance and expire three years from the issuance date. The Corporation filed a prospectus supplement dated October 21, 2021 to qualify the distribution of the units.

10.D	Exchange Controls.

The Corporation is incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future.

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Corporation on the right of a non-resident to hold or vote common shares of the Corporation. However, the Investment Canada Act (Canada) (the “Investment Act”) has rules regarding certain acquisitions of shares by non-Canadians, along with other requirements under that legislation.

The following discussion summarizes the principal features of the Investment Act for a “non-Canadian” (as defined under the Investment Act) who proposes to acquire common shares of the Corporation. The discussion is general only; it is not a substitute for independent legal advice from an investor’s own advisor; and it does not anticipate statutory or regulatory amendments.

The Investment Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures (each an “entity”). Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Act, the Investment Act generally prohibits implementation of the investment unless, after review, the Minister of Innovation, Science and Industry (the “Minister”) is satisfied that the investment is likely to be of net benefit to Canada.

A non-Canadian would acquire control of the Corporation for the purposes of the Investment Act through the acquisition of common shares if the non-Canadian acquired majority of the voting interests in the Corporation.

Further, the acquisition of less than a majority but one-third or more of the voting interests in the Corporation by a non-Canadian would be presumed to be an acquisition of control of the Corporation unless it could be established that, on the acquisition, the Corporation was not controlled in fact by the acquirer through the ownership of such voting interests.

For a direct acquisition that would result in an acquisition of control of the Corporation, subject to the exception for “WTO-investors” that are controlled by persons who are nationals or permanent residents of World Trade Organization (“WTO”) member nations, a proposed investment generally would be reviewable where the value of the acquired assets is $5 million or more.

For a proposed indirect acquisition by an investor other than a so-called “WTO investor” that would result in an acquisition of control of the Corporation through the acquisition of a non-Canadian parent entity, the investment generally would be reviewable where the value of the assets of the entity carrying on the Canadian business, and of all other entities in Canada, the control of which is acquired, directly or indirectly, is $50 million or more.

In the case of a direct acquisition by a WTO investor, the threshold is significantly higher. An investment in common shares of the Corporation by a WTO investor that is not a state-owned enterprise would be reviewable only if it was an investment to acquire control of the Corporation and the enterprise value of the assets of the Corporation was equal to or greater than a specified amount, which is published by the Minister after its determination for any particular year. For 2022, this amount is $1.141 billion unless the investor is controlled by persons who are nationals or permanent residents of countries that are party to one of a list of certain free trade agreements, in which case the amount is $1.711 billion for 2022; each January 1, both thresholds are adjusted by a Gross Domestic Product based index.

In 2009, amendments were enacted to the Investment Act concerning investments that may be considered injurious to national security. If the Minister has reasonable grounds to believe that an investment by a non-Canadian “could be injurious to national security,” the Minister may send the non-Canadian a notice indicating that an order for review of the investment may be made. The review of an investment on the grounds of national security may occur whether or not an investment is otherwise subject to review on the basis of net benefit to Canada or otherwise subject to notification under the Investment Act.

Certain transactions, except those to which the national security provisions of the Investment Act may apply, relating to common shares of the Corporation are exempt from the Investment Act, including:

(a)	acquisition of voting shares or other voting interests in the Corporation by a person in the ordinary course of that person’s business as a trader or dealer insecurities,

(b)	acquisition of control of the Corporation in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions on the Investment Act, if the acquisition is subject to approval under the Bank Act, the Cooperative Credit Associations Act, the Insurance Companies Act or the Trust and Loan Companies Act, and

(c)	acquisition of control of the Corporation by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Corporation, through the ownership of voting interests, remained unchanged.

10.E	Taxation.

Certain Canadian Federal Income Tax Considerations for United States Residents

The following is a summary of certain Canadian federal income tax considerations generally applicable to the holding and disposition of the Corporation’s common shares acquired by a holder who, at all relevant times, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”) (i) is not resident, or deemed to be resident, in Canada, (ii) deals at arm’s length with the Corporation, and is not affiliated with the Corporation, (iii) holds the Corporation’s common shares as capital property, (iv) does not use or hold the common shares in the course of carrying on a business in Canada, or otherwise in connection with a business carried on or deemed to be carried on in Canada, and (v) is not a “registered non-resident insurer”, an “authorized foreign bank” (each as defined in the Tax Act), or other holder of special status or in special circumstances, and (b) for the purposes of the Canada-U.S. Tax Convention (the “Tax Treaty”), is a resident of the United States, has never been a resident of Canada, does not have and has not had, at any time, a permanent establishment or fixed base in Canada, and who qualifies in all respects for the full benefits of the Tax Treaty. Holders who meet all of the criteria in clauses (a) and (b) above are referred to herein as “U.S. Holders”, and this summary only addresses such U.S. Holders.

This summary does not deal with special situations, such as the particular circumstances of traders or dealers, tax exempt entities, partnerships, insurers or financial institutions, or other holders of special status or in special circumstances. Such holders, and all other holders who do not meet the criteria in clauses (a) and (b) above, should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, the regulations thereunder in force at the date hereof (“Regulations”), the current provisions of the Tax Treaty, and the Corporation’s understanding of the administrative and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that such Proposed Amendments will be enacted in the form proposed. However, such Proposed Amendments might not be enacted in the form proposed, or at all, and no assurance in this regard can be given. This summary does not otherwise take into account or anticipate any changes in law or administrative or assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada, any or all of which may differ significantly from those discussed in this summary.

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Corporation’s common shares must be expressed in Canadian dollars. Amounts denominated in United States currency generally must be converted into Canadian dollars using the rate of exchange that is acceptable to the Canada Revenue Agency.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Holder, and no representation with respect to the Canadian federal income tax consequences to any particular U.S. Holder or prospective U.S. Holder is made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, all prospective purchasers (including U.S. Holders as defined above) should consult with their own tax advisors for advice with respect to their own particular circumstances.

Withholding Tax on Dividends

Amounts paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends on the Corporation’s common shares to a U.S. Holder will be subject to Canadian withholding tax. Under the Tax Treaty, the rate of Canadian withholding tax on dividends paid or credited by us to a U.S. Holder that beneficially owns such dividends and substantiates eligibility for the benefits of the Tax Treaty is generally 15% (unless the beneficial owner is a company that owns at least 10% of the Corporation’s voting stock at that time, in which case the rate of Canadian withholding tax is generally reduced to 5%).

Disposition of common shares

A U.S. Holder will not be subject to tax under the Tax Act on a capital gain realized on a disposition or deemed disposition of the Corporation’s common shares, unless the common shares are “taxable Canadian property” to the U.S. Holder for purposes of the Tax Act and the U.S. Holder is not entitled to relief under the Tax Treaty.

Provided the common shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes Nasdaq ) at the time of disposition, the common shares generally will not constitute “taxable Canadian property” of a U.S. Holder at that time unless, at any time during the 60 month period immediately preceding the disposition, the following two conditions are met: (i) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length, partnerships in which the U.S. Holder or such non-arm’s length person holds a membership interest (either directly or indirectly through one or more partnerships), or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the Corporation; and (ii) more than 50% of the fair market value of the shares of the Corporation was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing (whether or not the property exists). Notwithstanding the foregoing, in certain other circumstances set out in the Tax Act, common shares could also be deemed to be “taxable Canadian property”.

U.S. Holders who may hold common shares as “taxable Canadian property” should consult their own tax advisors with respect to the application of Canadian capital gains taxation, any potential relief under the Tax Treaty, and compliance procedures under the Tax Act, none of which is described in this summary.

Certain United States Federal Income Tax Considerations

The following is a general discussion of certain U.S. federal income tax considerations relating to the ownership and disposition of common shares of the Corporation (“common shares”) by U.S. Holders (as defined below). This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated thereunder (“Treasury Regulations”), judicial authorities, published positions of the IRS, and other applicable authorities, all as in effect on the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.

This discussion is of a general nature only, does not address all of the U.S. federal income tax considerations that may be relevant to a U.S. Holder in light of their circumstances and does not constitute tax advice to any particular holder of common shares. In particular, this discussion only deals with a beneficial owner that holds common shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment purposes), and does not address the special tax rules that may apply to special classes of taxpayers, such as:

(a)	securities broker-dealers;
(b)	persons that hold common shares as part of a hedging or integrated financial transaction or a straddle;
(c)	persons whose functional currency is not the U.S. dollar;
(d)	U.S. expatriates;
(e)	persons that are owners of an interest in a partnership or other pass-through entity that is a holder of common shares;
(f)	partnerships or other pass-through entities;
(g)	regulated investment companies or real estate investment trusts;
(h)	banks, thrifts, mutual funds and other financial institutions;
(i)	insurance companies;
(j)	traders that have elected a mark-to-market method of accounting;
(k)	tax-exempt organizations and pension funds;
(l)	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;
(m)	persons that own, or have owned, directly, indirectly or by attribution, 5% or more of the total combined voting power of all issued and outstanding shares of the Corporation; and
(n)	persons who received their common shares upon the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of common shares who is, for U.S. federal income tax purposes:

(a)	an individual citizen or resident alien of the United States;
(b)	a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;
(c)	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
(d)	a trust (i) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes or (ii) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds common shares, the tax treatment of a partner in the partnership will generally depend on the status of such partner and the activities of the partnership.

You are urged to consult your own independent tax advisor regarding the specific U.S. federal, state, local and non-U.S. income and other tax considerations relating to the ownership and disposition of common shares.

Distributions

Subject to the discussion under “Passive Foreign Investment Company Considerations” below, the gross amount of distributions paid to a U.S. Holder with respect to common shares will be treated as dividend income to the extent paid out of the Corporation’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividend income will be includible in gross income on the day it is actually or constructively received by the U.S. Holder. These dividends will not be eligible for the dividends received deduction allowed to corporations under the Code in respect of dividends received from U.S. corporations, and generally will be treated as a foreign source dividend and as “passive income” for U.S. foreign tax credit purposes. To the extent amounts paid with respect to common shares exceed the Corporation’s current and accumulated earnings and profits, those amounts will instead be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the common shares, and thereafter as capital gain. The Corporation does not expect to maintain calculations of its earnings and profits under U.S. federal income tax principles; therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

Subject to the discussion under “Passive Foreign Investment Company Considerations” below, dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. A qualified foreign corporation generally includes a foreign corporation (other than a PFIC) if (i) its shares are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances.

Sale or Other Disposition of Common Shares

Subject to the discussion under “Passive Foreign Investment Company Considerations” below, a U.S. Holder will recognize taxable gain or loss on any sale or other taxable disposition of common shares in an amount equal to the difference between the amount realized for the common shares and such U.S. Holder’s tax basis in the common shares. The gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for the common shares exceeds the applicable holding period (currently one year) at the time of sale or other disposition. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to limitations. Capital gain or loss recognized by a U.S. Holder on common shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Considerations

PFIC Status of the Corporation

The rules governing PFICs can have adverse tax effects on U.S. Holders.  In general, a non-U.S. corporation is a PFIC for any taxable year in which either (i) 75% or more of the non-U.S. corporation’s gross income is passive income, or (ii) 50% or more of the average quarterly value of the non-U.S. corporation’s assets produce or are held for the production of passive income. Passive income includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities and certain gains from commodities transactions, but passive income does not include gains from the sale of commodities that arise in the active conduct of a commodities business by a non-U.S. corporation, provided that certain other requirements are satisfied. In determining whether or not it is classified as a PFIC, a non-U.S. corporation must take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest by value.

Although not free from doubt, the Corporation believes it was not a PFIC for its prior tax years and presently does not anticipate that it will be a PFIC for its current tax year. PFIC classification is factual in nature, and generally cannot be determined until the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of the Corporation during the current tax year or any prior tax year. If the Corporation was a PFIC as to a U.S. Holder at any time during such U.S. Holder’s holding period of common shares, then (absent certain elections, discussed below under “–PFIC Consequences”) it would continue to be a PFIC as to such U.S. Holder and as to such common shares.

U.S. Holders should consult their own tax advisors regarding the Corporation’s potential PFIC status.

PFIC Consequences

A U.S. Holder that holds stock in a non-U.S. corporation during any taxable year in which the corporation qualifies as a PFIC is subject to special tax rules with respect to (a) any gain realized on the sale, exchange or other disposition of the stock and (b) any “excess distribution” by the corporation to the holder, unless the holder elects to treat the PFIC as a “qualified electing fund” (“QEF”) or makes a “mark-to-market” election, each as discussed below. An “excess distribution” is that portion of a distribution with respect to PFIC stock that exceeds 125% of the average of such distributions over the preceding three-year period or, if shorter, the U.S. Holder’s holding period for its shares. Excess distributions and gains on the sale, exchange or other disposition of stock of a corporation which was a PFIC at any time during the U.S. Holder’s holding period are allocated ratably to each day of the U.S. Holder’s holding period. Amounts allocated to the taxable year in which the disposition occurs and amounts allocated to any period in the shareholder’s holding period before the first day of the first taxable year that the corporation was a PFIC will be taxed as ordinary income (rather than capital gain) earned in the taxable year of the disposition. Amounts allocated to each of the other taxable years in the U.S. Holder’s holding period are not included in gross income for the year of the disposition, but are subject to a special tax (equal to the highest ordinary income tax rates in effect for those years, and increased by an interest charge at the rate applicable to income tax deficiencies) that is added to the regular tax for the taxable year in which the disposition occurs. The tax liability for amounts allocated to years before the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of shares cannot be treated as capital, even if a U.S. Holder held such shares as capital assets. The preferential U.S. federal income tax rates for dividends and long-term capital gain of individual U.S. Holders (as well as certain trusts and estates) would not apply, and special rates would apply for calculating the amount of the foreign tax credit with respect to excess distributions.

If a corporation is a PFIC for any taxable year during which a U.S. Holder holds shares in the corporation, then the corporation generally will continue to be treated as a PFIC with respect to the holder’s shares, even if the corporation no longer satisfies either the passive income or passive asset tests described above, unless the U.S. Holder terminates this deemed PFIC status by electing to recognize gain, which will be taxed under the excess distribution rules as if such shares had been sold on the last day of the last taxable year for which the corporation was a PFIC.

The excess distribution rules may be avoided if a U.S. Holder makes a QEF election effective beginning with the first taxable year in the holder’s holding period in which the corporation is a PFIC. A U.S. Holder that makes a QEF election is required to include in income its pro rata share of the PFIC’s ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. A U.S. Holder whose QEF election is effective after the first taxable year during the holder’s holding period in which the corporation is a PFIC will continue to be subject to the excess distribution rules for years beginning with such first taxable year for which the QEF election is effective.

In general, a U.S. Holder makes a QEF election by attaching a completed IRS Form 8621 to a timely filed (taking into account any extensions) U.S. federal income tax return for the year beginning with which the QEF election is to be effective. A QEF election can be revoked only with the consent of the IRS. In order for a U.S. Holder to make a valid QEF election, the corporation must annually provide or make available to the holder certain information.

As an alternative to making a QEF election, a U.S. Holder may make a “mark-to-market” election with respect to its PFIC shares if the shares meet certain minimum trading requirements. If a U.S. Holder makes a valid mark-to-market election for the first tax year in which such holder holds (or is deemed to hold) stock in a corporation and for which such corporation is determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect of its stock. Instead, a U.S. Holder that makes a mark-to-market election will be required to include in income each year an amount equal to the excess, if any, of the fair market value of the shares that the holder owns as of the close of the taxable year over the holder’s adjusted tax basis in the shares. The U.S. Holder will be entitled to a deduction for the excess, if any, of the holder’s adjusted tax basis in the shares over the fair market value of the shares as of the close of the taxable year; provided, however, that the deduction will be limited to the extent of any net mark-to-market gains with respect to the shares included by the U.S. Holder under the election for prior taxable years. The U.S. Holder’s basis in the shares will be adjusted to reflect the amounts included or deducted pursuant to the election. Amounts included in income pursuant to a mark-to-market election, as well as gain on the sale, exchange or other taxable disposition of the shares, will be treated as ordinary income. The deductible portion of any mark-to-market loss, as well as loss on a sale, exchange or other disposition of shares to the extent that the amount of such loss does not exceed net mark-to-market gains previously included in income, will be treated as ordinary loss.

The mark-to-market election applies to the taxable year for which the election is made and all subsequent taxable years, unless the shares cease to meet applicable trading requirements (described below) or the IRS consents to its revocation. The excess distribution rules generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. However, if a U.S. Holder makes a mark-to-market election for PFIC stock after the beginning of the holder’s holding period for the stock, a coordination rule applies to ensure that the holder does not avoid the tax and interest charge with respect to amounts attributable to periods before the election.

A mark-to-market election is available only if the shares are considered “marketable” for these purposes. Shares will be marketable if they are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on a non-U.S. exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. For these purposes, shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Each U.S. Holder should ask its own tax advisor whether a mark-to-market election is available or desirable.

It is also possible that one or more of the subsidiaries of a PFIC is or will become a PFIC. Such determination is made annually at the end of each taxable year and is dependent upon a number of factors, including the amount and nature of a subsidiary’s income, as well as the market valuation and nature of a subsidiary’s assets. In such case, assuming a U.S. Holder does not receive from such subsidiary the information that the U.S. Holder needs to make a QEF election with respect such a subsidiary, a U.S. Holder generally will be deemed to own a portion of the shares of such lower-tier PFIC and may incur liability for a deferred tax and interest charge if the first-tier PFIC receives a distribution from, or dispose of all or part of its interest in, or the U.S. Holder otherwise is deemed to have disposed of an interest in, the lower-tier PFIC.

A U.S. Holder who owns common shares during any taxable year in which the Corporation is treated as a PFIC with respect to such U.S. Holder generally would be required to file statements with respect to such shares on IRS Form 8621 with their U.S. federal income tax returns. Failure to file such statements may result in the extension of the period of limitations on assessment and collection of U.S. federal income taxes.

Foreign Currency Considerations

A U.S. Holder that receives Canadian dollars and converts such Canadian dollars into U.S. dollars on the day the amount is otherwise includible in income for U.S. federal income tax purposes generally will not be required to recognize gain or loss arising from exchange rate fluctuations. A U.S. Holder that receives Canadian dollars and converts them into U.S. dollars subsequent to such day will generally have foreign exchange gain or loss based on any appreciation or depreciation in the value of the Canadian dollar, as applicable, against the U.S. dollar (subject to certain de minimis exceptions), which generally will be U.S.-source ordinary gain or loss.

Information Reporting and Backup Withholding

Dividend payments and proceeds paid from the sale or other taxable disposition of common shares may be subject to information reporting to the IRS. In addition, a U.S. Holder (other than exempt holders who establish their exempt status if required) may be subject to backup withholding on cash payments received in connection with dividend payments and proceeds from the sale or other taxable disposition of the common shares made within the United States or through certain U.S.-related financial intermediaries.

Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number, makes other required certification and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

FATCA Withholding

Pursuant to Sections 1471 to 1474 of the Code commonly referred to as “FATCA” additional withholding is generally imposed at a rate of 30% on payments of dividends on common shares paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” such foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” such foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt under FATCA. Under applicable U.S. Treasury regulations, withholding under FATCA currently applies to payments of dividends on common shares. Currently proposed U.S. Treasury Regulations provide that FATCA withholding does not apply to gross proceeds from the disposition of property of a type that can produce U.S. source dividends or interest; however, prior versions of the rules would have made such gross proceeds subject to FATCA withholding. Taxpayers (including withholding agents) can generally rely on the proposed Treasury Regulations until final Treasury Regulations are issued. An intergovernmental agreement between the U.S. and an applicable foreign country may modify the requirements described in this paragraph. U.S. Holders should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in common shares.

The foregoing discussion of certain U.S. federal income tax considerations is a general summary only and should not be considered as income tax advice or relied upon for tax planning purposes. Accordingly, each U.S. Holder should consult with its own tax advisor regarding U.S. federal, state, local and non-U.S. income and other tax consequences of the ownership and disposition of common shares.

10.F	Dividends and Paying Agents.

Not applicable.

10.G	Statement by Experts.

Not applicable.

10.H	Documents on Display.

The documents concerning the Corporation which are referred to in this Annual Report may be inspected at the Corporation’s offices located at Suite 2501 – 550 Burrard Street, Vancouver, BC, Canada V6C 2B5.

Copies of the Corporation’s financial statements and other continuous disclosure documents required under applicable securities legislation are available for viewing on SEDAR at www.sedar.com. All of the documents referred to are in English.

The Corporation is subject to the informational requirements of the Exchange Act and is required to file reports and other information with the SEC. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

The Corporation also makes available on its investor relations webpage, free of charge, its Annual Report and the text of its reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The information contained on the Corporation’s website is not incorporated by reference in this Annual Report.

10.I	Subsidiary Information.

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk.

Please see Item 5.F – “Financial Instruments.”

Item 12.	Description of Securities Other Than Equity Securities.

Not applicable.

PART II.

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

14.A. – D. Material Modifications to the Rights of Security Holders.

None.

14.E.       Use of Proceeds.

None.

Item 15.	Controls and Procedures.

Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the Corporation in the reports that the Corporation files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 or 15d-15 under the Exchange Act, the Corporation has carried out an evaluation of the effectiveness of the Corporation’s disclosure controls and procedures as of the end of the period covered by this Annual Report, that being as at December 31, 2022. This evaluation was carried out by the Corporation’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). Based upon that evaluation, the Corporation’s CEO and CFO concluded that the Corporation’s disclosure controls and procedures were effective as of December 31, 2022.

It should be noted that while the Corporation’s CEO and CFO believe that the Corporation’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Corporation’s disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management’s Annual Report on Internal Control Over Financial Reporting

The Corporation’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Exchange Act Rules 13a-15(f ) and 15d-15(f ) define this as a process designed by, or under the supervision of, the Corporation’s principal executive and principal financial officers and effected by the Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that may have material effect on the financial statements.

Under the supervision and with the participation of the Corporation’s CEO and CFO, management assessed the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2022.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Corporation’s registered public accounting firm regarding internal control over financial reporting. Management’s report is not subject to attestation by the Corporation’s registered public accounting firm pursuant to rules of the SEC that permit the Corporation to provide only management’s report in this Annual Report.

Changes In Internal Control Over Financial Reporting

During the period ended December 31, 2022, there were no changes in the Corporation’s internal control over financial reporting (as defined in Rules 13a-15(f)and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

Item 16.	[RESERVED].

Item 16A.	Audit Committee Financial Expert.

As disclosed above, as of the date hereof, the Audit Committee is comprised of Joseph Miller, Christopher Strong and James White, each of whom satisfies the independence requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq, meets the independence standards under Rule 10A-3 under the Exchange Act and is financially literate under applicable Canadian laws. The financial expert serving on the Audit Committee is Christopher Strong, whose experience is disclosed in this Annual Report under Item 6.A “Directors and Senior Management.”

Item 16B.	Code of Ethics.

The Corporation has adopted a Code of Business Conduct and Ethics (the “Code of Conduct”) that applies to all of its employee and officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Corporation has not granted any waiver from the Code of Conduct to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions during the fiscal year ended December 31, 2022. A copy of the Code of Conduct will be provided to any person without charge, upon request. All requests for a copy of the Code of Conduct should be directed in writing to the attention the Corporation’s corporate secretary at mcgrath@iocorporate.com.

Item 16C.	Principal Accountant Fees and Services.

The Corporations independent registered public accounting firm is PricewaterhouseCoopers LLP, of Vancouver, British Columbia, Canada; Auditor Firm ID: 271.

The following table sets forth information regarding the amount billed and accrued to the Corporation by PricewaterhouseCoopers for the fiscal years ended December 31, 2022 and 2021:

	Year Ended December 31, 2022	Year Ended December 31, 2021
Audit Fees(1)	$198,592	$192,970
Audit Related Fees(2)	—	—
Tax Fees(3)	22,821	33,152
Other Fees(4)	133,349	23,701
Total	$354,762	$249,823

(1)	“Audit Fees” includes the aggregate fees billed by the Corporation’s independent auditor for the audit of the Annual Financial Statements, reviews of interim financial statements that are provided in connection with statutory and regulatory filings or engagements.
(2)	“Audit Related Fees” includes the aggregate fees billed in each of the last two fiscal years for assurance and related services by the Corporation’s independent auditor that are reasonably related to the performance of the audits or reviews of the financial statements and are not reported above under “Audit Fees”, and generally consist of fees for other engagements under professional auditing standards, accounting and reporting consultations.
(3)	“Tax Fees” includes the aggregate fees billed in each of the last two fiscal years for professional services rendered by the Corporation’s independent auditor for tax compliance, tax planning and tax advice.
(4)	“Other Fees” includes the aggregate fees billed in each of the last two years for products and services provided by the Corporation’s independent auditor, other than “Audit Fees,” “Audit Related Fees” and “Tax Fees” above and relate to work on the Corporation’s prospectuses.

Policy on Pre-Approval by Audit Committee of Services Performed by Independent Auditors

The policy of the Audit Committee is to pre-approve all audit and permissible non-audit services to be performed by the Corporation’s independent auditors during the fiscal year.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant.

None.

Item 16G.	Corporate Governance.

The Corporation is a foreign private issuer and its common shares are listed on Nasdaq . Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of most of the requirements of the 5600 Series of the Nasdaq Marketplace Rules. In order to claim such an exemption, the Corporation must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic issuers under Nasdaq ‘s corporate governance requirements. Set forth below is a brief summary of such differences.

Shareholder Approval Requirements

Nasdaq Marketplace Rule 5635 requires each issuer to obtain shareholder approval prior to certain dilutive events, including a transaction other than a public offering involving the sale of 20% or more of the issuer’s common shares outstanding prior to the transaction for less than the greater of book or market value of the stock. The Corporation does not follow this Nasdaq Marketplace Rule. Instead, and in accordance with the Nasdaq exemption, the Corporation complies with British Columbia corporate and securities laws, which do not require shareholder approval for dilutive events unless the Corporation were to dispose of all or substantially all of its undertaking.

In addition, Nasdaq Marketplace Rule 5635 requires shareholder approval of most equity compensation plans and material revisions to such plans, as well as with respect to the sale of the Corporation’s securities at a discount to their market value to an officer, director, employee or consultant. The Corporation does not follow this Nasdaq Marketplace Rule. Instead, and in accordance with the Nasdaq exemption, the Corporation complies with British Columbia corporate and securities laws, which do not require shareholder approval of equity compensation plans or most discount to market offerings of securities unless otherwise indicated in the Articles of the Corporation.

Quorum Requirement

Nasdaq Marketplace Rule 5620(c) requires that each company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of holders of common stock; provided, however, that in no case shall such quorum be less than 33⅓% of the outstanding shares of the company’s common voting stock. The Corporation does not presently follow this Nasdaq Marketplace Rule. Instead, and in accordance with the Nasdaq exemption, the Corporation complies with British Columbia corporate and securities laws and its Articles which do not require a quorum of no less than 33⅓% of the outstanding shares of the Corporation’s common shares and provides that the quorum for the transaction of business at a meeting of shareholders is the quorum established by the Corporation’s Articles, which is one or more persons, present in person or by proxy.

Proxy Delivery Requirements

Nasdaq Marketplace Rule 5620(b) requires that a listed company that is not a limited partnership shall solicit proxies and provide proxy statements for all meetings of shareholders, and also provide copies of such proxy solicitation materials to Nasdaq . The Corporation is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Corporation are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Corporation solicits proxies in accordance with applicable rules and regulations in Canada.

Distribution of Annual and Interim Reports

Nasdaq Marketplace Rule 5250(d)(1) requires that a listed company (including a limited partnership) make available to shareholders an annual report containing audited financial statements of the Corporation and its subsidiaries (which, for example may be on Form 10-K, 20-F, 40-F or N-CSR) within a reasonable period of time following the filing of the annual report with the SEC. In addition, under Nasdaq Marketplace Rule 5250(d)(4)(A), each company that is not a limited partnership and is not subject to Rule 13a-13 under the Exchange Act and that is required to file with the SEC, or other regulatory authority, interim reports relating primarily to operations and financial position, shall make available to shareholders reports which reflect the information contained in those interim reports. Such reports shall be made available to shareholders either before or as soon as practicable following filing with the appropriate regulatory authority. If the form of the interim report provided to shareholders differs from that filed with the regulatory authority, the company shall file one copy of the report to shareholders with Nasdaq in addition to the report to the regulatory authority that is filed with Nasdaq pursuant to Rule 5250(c)(1).

The Corporation currently complies with Nasdaq Marketplace Rules 5250(d)(1) and 5250(d)(4)(A), however, the Corporation may not do so or on a consistent basis. Instead, the Corporation may determine to comply with British Columbia corporate and securities laws which do not require the distribution of annual or interim reports to shareholders but do require the Corporation to place before the annual general meeting the annual financial statements that the Corporation is required to with the applicable securities commissions in Canada under the Securities Act (British Columbia) in relation to the most recently completed financial year, file annual and interim financial statements on SEDAR at www.sedar.com, and send annually a request form to the registered holders and beneficial owners of its securities that can be used to request paper copy of the Corporation’s annual financial statements and management discussion and analysis for the annual financial statements, and a copy of the Corporation’s interim financial reports and management discussion and analysis for the interim financial reports free of charge.

Item 16H.	Mine Safety Disclosure.

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III.

Item 17.             Financial Statements.

See Item 18. – “Financial Statements.”

Item 18.             Financial Statements.

The Corporation’s Annual Financial Statements are included at the end of this Annual Report.

Item 19          Exhibits.

Exhibit Index

Exhibit Number	Description
1.1*	Notice of Articles issued on June 4, 2022.
1.2*	Articles.
2.1*	Description of common shares.
2.2*	Specimen common share certificate.
4.1*†	Amended and Restated Loan Agreement dated as of February 17, 2023 among Vicinity Motor (Bus) Corp., the other credit parties thereto, and Royal Bank of Canada, as lender.
4.2	Equity Distribution Agreement dated as of August 27, 2021 between B. Riley Securities, Inc., as representative of the several sales agents identified therein, and Vicinity Motor Corp. (incorporated by reference to Exhibit 99.1 of Vicinity Motor Corp.’s report on Form 6-K filed with the SEC on August 30, 2021).
4.3	Underwriting Agreement dated as of October 21, 2021 between Spartan Capital Securities, LLC and Vicinity Motor Corp. (incorporated by reference to Exhibit 99.1 of Vicinity Motor Corp.’s report on Form 6-K filed with the SEC on October 21, 2021).
4.4	Omnibus Equity Incentive Plan dated as of November 7, 2022 (incorporated by reference to Schedule “A” of Exhibit 99.4 of Vicinity Motor Corp.’s report on Form 6-K filed with the SEC on December 16, 2022).
8.1*	Subsidiaries of Vicinity Motor Corp.
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of PricewaterhouseCoopers LLP, dated April 28, 2023.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Schema Linkbase Document.
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this Annual Report on Form 20-F.

† Certain information has been redacted from the exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the Corporation if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VICINITY MOTOR CORP.

By:	/s/ Danial Buckle
Name: Danial Buckle
Title: Chief Financial Officer

Date: April 28, 2023

VICINITY MOTOR CORP. Consolidated Financial Statements For the Years Ended December 31, 2022, December 31, 2021 and December 31, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Vicinity Motor Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Vicinity Motor Corp. and its subsidiaries (together, the Company) as of December 31, 2022 and 2021, and the related consolidated statements of loss, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada
April 28, 2023

We have served as the Company’s auditor since 2017.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Vicinity Motor Corp.

Consolidated Statements of Financial Position

(In thousands of US Dollars)

	Note	December 31, 2022	December 31, 2021
		$	$
Current Assets
Cash and cash equivalents		1,622	4,402
Trade and other receivables	5	2,655	2,810
Inventory	6	10,068	9,416
Prepaids and deposits		3,801	4,178

Current Assets		18,146	20,806
Long-term Assets
Intangible assets	7	14,273	22,353
Property, plant, and equipment	8	22,613	10,834

Assets		55,032	53,993

Current Liabilities
Accounts payable and accrued liabilities		4,942	2,915
Deferred consideration	7	—	4,602
Credit facility	9	628	—
Current portion of deferred revenue	10	2,382	3,193
Current portion of provision for warranty cost	11	1,585	1,414
Current debt facilities	12	6,587	7,143
Current portion of other long-term liabilities	13	449	134

Current Liabilities		16,573	19,401

Long-term Liabilities
Other long-term liabilities	13	1,503	92
Provision for warranty cost	11	124	255
Deferred revenue	10	—	—

Liabilities		18,200	19,748

Shareholders’ Equity
Share capital	14	75,983	58,055
Contributed surplus	14	7,088	6,035
Accumulated other comprehensive (loss) income		1,403	(151)
Deficit		(47,642)	(29,694)

Shareholders’ Equity		36,832	34,245

Liabilities and shareholders' equity		55,032	53,993

NATURE OF OPERATIONS (Note 1)

COMMITMENTS (Note 21)

SUBSEQUENT EVENTS (Note 24)

Approved on behalf of the Board:

/s/”William R. Trainer “	/s/”Christopher Strong”
Director	Director

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp.

Consolidated Statements of Loss

(In thousands of US dollars, except for per share amounts)

	Note	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
		$	$	$
				(Restated, Note 3 and 23)
Revenue
Vehicle sales	19	13,165	38,197	16,247
Other	19	5,310	3,511	3,307
		18,475	41,708	19,554

Cost of sales	6, 8a	(18,035)	(37,473)	(16,977)

Gross margin		440	4,235	2,577

Expenses
Sales and administration		9,526	7,812	4,522
Stock-based compensation		1,380	1,353	738
Amortization		2,572	872	480
Interest and finance costs	9,12,13	2,258	716	545
Gain on modification of debt	12	(803)	—	—
Foreign exchange (gain) loss		3,253	341	(548)

Expenses		18,186	11,094	5,737

Loss before taxes		(17,746)	(6,859)	(3,160)

Current income tax expense	16	202	464	76

Net loss		(17,948)	(7,323)	(3,236)

Loss per share
Basic & diluted	20	(0.45)	(0.24)	(0.13)

Weighted average number of common shares outstanding
Basic & diluted	20	39,650,426	30,827,688	25,759,134

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp.

Consolidated Statements of Comprehensive Loss

(In thousands of US dollars)

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
	$	$	$
			(Restated, Note 3 and 23)
Net loss	(17,948)	(7,323)	(3,236)

Other comprehensive loss
Items that may be reclassified subsequently to net loss
Exchange differences on translation of foreign operations	1,554	(296)	282
Total other comprehensive (loss) income	1,554	(296)	282
Total comprehensive loss	(16,394)	(7,619)	(2,954)

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp.

Consolidated Statements of Changes in Equity

(In thousands of US dollars, except for per share amounts)

	Note	Number of Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Shareholders’ Equity
			$	$	$	$	$
Balance, January 1, 2020 (restated)	3,23	24,843,470	30,082	2,017	(137)	(19,135)	12,827
Issuance of shares – private placement	14.2(g)	2,886,373	6,608	—	—	—	6,608
Issuance of shares – convertible debt exercised	14.2(h)	612,578	550	(106)	—	—	444
Issuance of shares – options exercised	14.2(i)	175,000	442	(142)	—	—	300
Issuance of shares – RSU vested	14.2(j)	133,333	163	(163)	—	—	—
Share issuance costs	14.2(g)	—	(670)	226	—	—	(444)
Warrants	14.3	—	—	48	—	—	48
Stock-based compensation	14.4-14.6	—	—	738	—	—	738
Other comprehensive income		—	—	—	282	—	282
Net loss		—	—	—	—	(3,236)	(3,236)
Balance, December 31, 2020 (restated)	3,23	28,650,754	37,175	2,618	145	(22,371)	17,567

Issuance of shares – private placement	14.2(d)	4,114,242	17,563	—	—	—	17,563
Issuance of shares – warrants exercised	14.2(e)	1,924,721	6,269	(141)	—	—	6,128
Issuance of shares – options exercised	14.2(f)	256,662	615	(199)	—	—	416
Issuance of options	14.4	—	—	1,333	—	—	1,333
Share issuance costs	14.2(d)	—	(3,567)	—	—	—	(3,567)
Warrants	14.3	—	—	1,071	—	—	1,071
Stock-based compensation	14.4-14.6	—	—	1,353	—	—	1,353
Other comprehensive loss		—	—	—	(296)	—	(296)
Net loss		—	—	—	—	(7,323)	(7,323)
Balance, December 31, 2021		34,946,379	58,055	6,035	(151)	(29,694)	34,245

Issuance of shares – private placement	14.2(a)	9,562,999	18,449	—	—	—	18,449
Issuance of shares – RSU vested	14.2(b)	166,000	900	(900)	—	—	—
Issuance of shares – options exercised	14.2(c)	66,661	98	(23)	—	—	75
Share issuance costs	14.2(a)	—	(1,519)	152	—	—	(1,367)
Warrants	14.3	—	—	444	—	—	444
Stock-based compensation	14.4-14.6	—	—	1,380	—	—	1,380
Other comprehensive loss		—	—	—	1,554	—	1,554
Net loss		—	—	—	—	(17,948)	(17,948)
Balance, December 31, 2022		44,742,039	75,983	7,088	1,403	(47,642)	36,832

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp.

Consolidated Statements of Cash Flows

(In thousands of US dollars)

		Year ended	Year ended	Year ended
	Note	December 31, 2022	December 31, 2021	December 31, 2020
				(Restated, Note 3)
		$	$	$
OPERATING ACTIVITIES
Net loss for the year		(17,948)	(7,323)	(3,236)
Items not involving cash:
Loss on disposal of property and equipment		27	542	76
Gain on modification of debt		(803)	—	—
Amortization		2,966	1,241	737
Foreign exchange loss (gain)		3,498	(2)	(1)
Interest and finance costs	9,12,13	2,258	716	545
Stock-based compensation	14	1,380	1,353	738
		(8,622)	(3,473)	(1,141)
Changes in non-cash items:
Trade and other receivables	5	(233)	471	3,812
Inventory	6	(1,212)	14,073	(9,864)
Prepaids and deposits		31	(2,339)	(884)
Accounts payable and accrued liabilities		(1,627)	(2,727)	3,648
Deferred consideration	7	4,602	(4,602)	—
Deferred revenue	10	(622)	1,662	(520)
Warranty provision	11	69	869	(379)
Taxes paid		(760)	—	—
Interest paid		(708)	(340)	(371)
Cash provided (used) in operating activities		(9,082)	3,594	(5,699)

INVESTING ACTIVITIES
Purchase of intangible assets	7	(658)	(17,596)	(726)
Proceeds from government subsidy	7	817	—	—
Purchase of property and equipment	8	(11,109)	(6,537)	(372)
Proceeds on disposal of property and equipment	8	252	729	220
Restricted cash		—	284	(1)
Cash used in investing activities		(10,698)	(23,120)	(879)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	14	18,523	24,087	6,937
Share issuance costs	14	(1,367)	(2,213)	(451)
(Repayments) proceeds of credit facility	9	659	(4,628)	(246)
Proceeds from short-term loans	12	—	7,959	1,630
Repayment of short-term loans	12	—	(2,038)	(819)
Repayment of long-term loans	13	(447)	(222)	(118)
Cash provided by financing activities		17,368	22,945	6,916
Effect of foreign exchange rate on cash		(368)	(25)	87
Increase (decrease) in cash and cash equivalents		(2,780)	3,394	425
Cash and cash equivalents, beginning		4,402	1,008	583
Cash and cash equivalents, ending		1,622	4,402	1,008

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and December 31, 2021
(In thousands of US dollars, except for per share amounts)

1.	NATURE OF OPERATIONS

Vicinity Motor Corp. (“Vicinity”, “VMC” or the “Company”) is a Canadian company that is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and relationships with manufacturing partners to supply its flagship electric, compressed natural gas (“CNG”) and clean-diesel Vicinity buses and the VMC 1200 electric truck. VMC (formerly Grande West Transportation Group) was incorporated on December 4, 2012 under the laws of British Columbia. The Company conducts its active operations in Canada through its wholly owned operating subsidiary, Vicinity Motor (Bus) Corp. which was incorporated on September 2, 2008 under the laws of British Columbia. The Company also conducts its active operations in the U.S. through a wholly owned subsidiary, Vicinity Motor (Bus) USA Corp., incorporated on April 8, 2014 under the laws of the State of Delaware. The Company’s head office is located at 3168 262nd Street, Aldergrove, British Columbia.

2.	BASIS OF PRESENTATION

The following companies are consolidated with Vicinity Motor Corp. as at December 31, 2022:

Company Name	Registered	Holding	Functional Currency
Vicinity Motor Corp.	British Columbia	Parent Company	United States Dollar (Canadian Dollar up to October 5, 2021)
Vicinity Motor (Bus) Corp.	British Columbia	100%	Canadian Dollar
Vicinity Motor (Bus) USA Corp.	United States	100%	United States Dollar

Intercompany balances and transactions, and any unrealized gains arising from intercompany transactions, were eliminated in preparing the consolidated financial statements.

a)    Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The consolidated financial statements were authorized for issue by the Board of Directors on April 27 , 2023.

b)    Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments carried at fair value as described in Note 4.

c)    Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements.

Vicinity Motor Corp.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and December 31, 2021
(In thousands of US dollars, except for per share amounts)

2.	BASIS OF PRESENTATION (continued)

Estimates that have a risk of resulting in material adjustment to the carrying amounts of assets and liabilities within the next year are summarized below:

i.	Impairment assessment of intangible assets:

The determination of the recoverable amount of intangible assets involves significant estimates and assumptions. At year end, management concluded that there were material breaches of contract by Optimal Electric Vehicles LLC (“Optimal EV”) and consequently the Company terminated the Sales and Marketing Agreement with Optimal EV. Accordingly, the Company also concluded that impairment indicators existed in relation to the Optimal EV intangible asset. The Company tested the intangible asset for impairment at December 31, 2022. The Company determined the recoverable amount of the intangible asset based on a scenario weighted discounted cash flow model. The significant assumptions applied to the determination of the recoverable amount included the probability of recovery of the $12,000 pursuant to the termination of the Sales and Marketing Agreement from Optimal EV and the estimated discount rate and future cashflows from the rights to the intellectual property in the event of bankruptcy of Optimal EV. As a result of the impairment assessment the Company concluded the recoverable amount exceeded the carrying value of the intangible asset and no impairment was required.

ii.	Inventory net realizable value:

The Company estimates net realizable value of inventory for its vehicles and spare parts. Net realizable value is the estimated selling price in the ordinary course of business, less any costs to complete and sell the product. An allowance for obsolete, slow-moving or defective inventory is made when necessary.

iii.	The determination of provision for warranty cost:

The Company offers warranties on the buses and trucks it sells. The Company estimates the provision for future warranty claims based on historical warranty claim information, as well as recent trends that might suggest the past results may differ from future warranty claims. The Company does not have a long history of estimating warranty provisions. In addition, the items covered by the Company’s warranty may be subject to interpretation because the warranty items are not specific in all cases, and the warranty demands made by different customers may also vary.

iv.	Contingent liability estimate:

In the normal course of business, the Company receives notice of potential legal proceedings or is named as defendant in legal proceedings, including those that may be related to product liability, wrongful dismissal or personal injury, many of which are covered by the Company’s insurance policies. Contingent liabilities are recognized when present obligations as a result of a past event will probably lead to an outflow of economic resources from the Company and amounts can be estimated reliably. The Company has accrued for claims where it is probable there will be an outflow of resources. The amounts accrued are based on management’s assumptions with regards to the outcomes of legal proceedings and/or any settlements that may occur. Therefore, are subject to estimation uncertainty and as such, the final settlements could be materially different from those accrued.

Vicinity Motor Corp.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and December 31, 2021
(In thousands of US dollars, except for per share amounts)

3.	CHANGE OF PRESENTATION CURRENCY

Effective October 6, 2021, the functional currency of the Company’s parent, Vicinity Motor Corp. has changed from Canadian dollars to United State dollars as financing for operations are now raised in US dollars.

The Company has also decided to change its presentation currency from Canadian dollars to United States dollars. The change in the financial statement presentation currency is considered an accounting policy change and has been accounted for retrospectively. The balance sheets for each period presented have been translated from the related subsidiary’s functional currency to the new US dollar presentation currency at the rate of exchange prevailing at the respective balance sheet date except for equity items, which have been translated at accumulated historical rates from the related subsidiary’s date of incorporation. The statements of income and comprehensive income were translated at the average exchange rates for the reporting period, or at the exchange rate prevailing at the date of transactions. Exchange differences arising in 2019 on translation from the related subsidiary’s functional currency to the United States dollar presentation currency have been recognized in other comprehensive income and accumulated as a separate component of equity.

In prior reporting periods, the translation of the Company’s subsidiaries that had a United States dollar functional currency into the Company’s presentation currency of the Canadian dollar gave rise to a translation adjustment which was recorded as an adjustment to accumulated other comprehensive income (“AOCI”), a separate component of shareholder’s equity. With the retrospective application of the change in presentation currency from the Canadian dollar to the US dollar, the AOCI related to the translation of US dollar functional currency subsidiaries was eliminated. However, with the retrospective application of the change in presentation currency to the US dollar, the Company’s Canadian operating company, which has a Canadian dollar functional currency, resulted in an AOCI balance.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Revenue recognition

Revenue from contracts with customers is based upon the principle that revenue is recognized when control of a good or service is transferred to a customer. The Company considers that control has passed when there is a present obligation to pay, physical possession, and when legal title and the risks and rewards of ownership have passed to the customer.

In the case of buses and trucks, revenue is recognized when the buses and trucks have been delivered to the customer. The buses and trucks are considered delivered when it is picked up from the Company’s yard by the customer or when it has been delivered to a customer specified location in accordance with the agreement. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized.

In the case of revenue from the sale of parts inventory, revenue is recognized when control of the parts inventory transfers to the customer upon delivery.

In the case where the performance obligation is to stand ready to deliver a bus and deliver a bus if requested, revenue is recognized when the bus has been delivered to the customer or when the stand ready period is complete.

In circumstances where the Company receives consideration or sales deposits from the customer in advance of meeting the revenue recognition criteria, deferred revenue is recognized.

In circumstances where the Company facilitates sales through an agent, and the agent is paid a commission for acting on behalf of the Company, revenue is recorded as the amount of consideration agreed by the ultimate customer and the commission to the agent is recorded as commissions and services expense and included in sales and administration.

In certain circumstances, the Company may agree to accept pre-owned buses or other non-cash considerations as consideration for the purchase of new buses. In these circumstances, the Company recognizes revenue based on the fair value of the non-cash consideration received.

Vicinity Motor Corp.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and December 31, 2021
(In thousands of US dollars, except for per share amounts)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In circumstances where the Company modifies a contract judgement is applied to determine if the modification should be accounted for as a new contract or part of the existing contract, depending upon the nature of the contract. Modifications that defer the delivery of buses or change the type of bus to be delivered in the future are generally accounted for prospectively and deferred revenue is continued to be deferred. A modification that adds additional distinct performance obligations at stand-alone selling prices are accounted for as a new contract.

Revenue from operating leases of buses is recognized in accordance with the terms of the relevant agreement with the customer evenly over the term of that agreement.

b)	Cash and cash equivalents

Cash and cash equivalents consist of cash deposits with banks and highly liquid investments that are readily convertible to cash with maturities of three months or less when purchased, or which are redeemable at the option of the Company.

Any cash which is contractually restricted is classified as restricted cash, as it is not available for ongoing operational purposes until the restriction is removed.

c)	Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost, less expected credit losses. Trade receivables do not carry any interest. The expected credit losses for trade receivables are measured at initial recognition and throughout its life at an amount equal to lifetime expected credit loss and are presented within sales and administration.

d)	Inventory

Inventory for buses, trucks, and aftermarket parts is stated at the lower of cost and net realizable value. Cost for aftermarket parts is determined on a first-in first-out basis. The cost of finished goods comprises raw materials, direct labor, other direct costs, freight, import duties and related production overheads. Net realizable value is the estimated selling price in the ordinary course of business, less any costs to complete and sell the product. An allowance for obsolete, slow-moving or defective inventory is made when necessary.

e)	Intangible assets

Intangible assets consist of intellectual property rights and developed software and licences. Intellectual property rights acquired are initially recognized at cost and are subsequently carried at cost less accumulated amortization and accumulated impairment losses, if any. Software implementation costs have finite lives and are carried at cost less accumulated amortization and accumulated impairment losses, if any. Intellectual property costs are amortized to profit or loss using the straight-line method over 8-10 years, which is their estimated useful life. Software implementation costs are to be amortized over 5 years, which is its estimated useful life. These assets with finite lives are tested at the end of every reporting period for possible impairment or when there are events or changes in circumstances that indicate that their carrying amounts may not be recoverable.

f)	Development costs

Expenditure incurred in the development of products or enhancements to existing product ranges is capitalized as an intangible asset only when the future economic benefits expected to arise are deemed probable and the costs can be reliably measured. Development costs not meeting these criteria are expensed in the statement of operations as incurred. Capitalized development costs are amortized on a straight-line basis over their estimated useful economic lives once the product or enhancement is available for use. Product research costs are expensed as incurred.

g)	Debt issue costs

Debt issue costs are recognized in connection with proposed financing transactions which are specifically identified in that the form of financing is known and its completion is probable. When the financing is completed, these costs are recognized and netted against the value of the debt for debt transactions. Debt issue costs include only those costs which are incremental and directly attributable to the proposed financing transaction. In the event that the transaction is abandoned, previously capitalized debt issue costs are expensed through the consolidated statements of (loss) income and comprehensive (loss) income.

Vicinity Motor Corp.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and December 31, 2021
(In thousands of US dollars, except for per share amounts)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

h)	Share issuance costs

Professional, consulting, regulatory and other costs directly attributable to equity financing transactions are recorded as deferred financing costs until the financing transactions are completed, if the completion of the transaction is considered likely; otherwise they are expensed as incurred. Share issuance costs are charged to share capital when the related shares are issued. Deferred financing costs related to financing transactions that are not completed are expensed through the consolidated statements of (loss) income and comprehensive (loss) income.

i)	Property and equipment

Property and equipment are stated at cost net of accumulated depreciation and accumulated impairment losses, if any. Cost includes the acquisition price, any direct costs to bring the asset into productive use at its intended location, the cost of replacing part of the property and equipment and borrowing costs for long-term construction projects if the recognition criteria are met.

Depreciation of property and equipment is recorded in operating expenses with the exception of our buses under lease which is included in cost of sales. Property and equipment are depreciated annually using the following methods and rates:

Office equipment	Declining balance, 20% - 55%
Vehicles	Declining balance, 30%
Buses under lease	Straight-line over the expected life of the bus, up to 12 years
Asset under lease	Straight-line, over lease term
Plant and manufacturing equipment	Straight-line, 25 years

j)	Government assistance

Government assistance is recorded as receivable when the Company qualifies under the terms of a government program and the Company has reasonable assurance the assistance will be received. Government assistance related to the acquisition of property, plant and equipment is recorded as a reduction of the cost of the asset to which it relates, with any amortization calculated on the net amount. Government assistance related to non-capital projects is recorded as a reduction of the related expenses.

k)	Leases

At the inception of a contract, the Company as the lessee assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the Company has the right to obtain substantially all of the economic benefits from the use of the asset during the term of the arrangement and if the Company has the right to direct the use of the asset.

Leases are recognized as a right-of-use asset and a corresponding liability when the leased asset is available for use by the Company. Lease liabilities are initially measured at the net present value of the fixed lease payments and variable lease payments that are based on an index or a rate, discounted using the rate implicit in the lease, or if that cannot be determined, the Company’s incremental borrowing rate. Right-of-use assets are initially measured at cost, comprising of the amount of the initial measurement of the lease liability, any lease payments made at or before the lease commencement date, and restoration costs.

Right of use assets are depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. Lease liabilities are subsequently measured at amortized cost using the effective interest rate method.

The Company has elected to not recognize right-of-use assets and lease liabilities for leases with a term of less than 12 months and low value leases. The lease payments for these leases are recorded as expenses as they are incurred.

Vicinity Motor Corp.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and December 31, 2021
(In thousands of US dollars, except for per share amounts)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

l)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

At the time of sale, a provision for warranty claims is recorded in cost of sales. This warranty provision is based upon management’s best estimate of expected future warranty costs for the particular contract. Actual warranty expenditures are charged against the provision as incurred during the two-year warranty period. If actual expense is different from the provision, management re-estimates the remaining provision required and records a change in estimate in cost of sales.

m)	Impairment of non-financial assets

Assets that are subject to depreciation and amortization, such as property and equipment and intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

If there are indicators of impairment, an evaluation is undertaken to determine whether the carrying amounts are in excess of their recoverable amounts. An asset’s recoverable amount is determined as the higher of its fair value less costs to sell and its value-in-use. Such reviews are undertaken on an asset-by-asset basis, except where assets do not generate cash flows independent of other assets, in which case the review is undertaken at the cash-generating unit level.

If the carrying amount of an individual asset or cash-generating unit exceeds its recoverable amount, an impairment loss is recorded in the consolidated statements of (loss) income and comprehensive (loss) income to reflect the asset at the recoverable amount. In assessing the value-in-use, the relevant future cash flows expected to arise from the continuing use of such assets and from their disposal are discounted to their present value using a pre-tax discount rate which reflects the current market’s assessments of the time value of money and asset-specific risks for which the cash flow estimates have not been adjusted. Fair value less costs to sell is determined as the price that would be received to sell the asset or group of assets in an orderly transaction between market participants at the measurement date less incremental costs directly attributed to the disposal of the asset or group of assets.

A reversal of a previously recognized impairment loss is recorded in the consolidated statements of (loss) income and comprehensive (loss) income when events or circumstances dictate that the estimates used to determine the recoverable amount have changed since the prior impairment loss was recognized. The carrying amount is increased to the recoverable amount but not beyond the carrying amount net of amortization which would have arisen if the prior impairment loss had not been recognized. After such a reversal, the amortization charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

n)	Financial instruments

Cash and cash equivalents and restricted cash are classified as loans and receivables and are recorded at amortized cost. Interest income is recognized by applying the effective interest rate.

Derivative instruments, including embedded derivatives, are recorded at fair value through profit or loss and, accordingly, are recorded on the consolidated statements of financial position at fair value. Unrealized gains and losses on derivatives held for trading are recorded in profit or loss for the year. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the consolidated statements of financial position date or settlement date of the derivative.

Accounts payable, accrued liabilities and debt are classified as other financial liabilities and are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are held at amortized cost using the effective interest method.

Vicinity Motor Corp.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and December 31, 2021
(In thousands of US dollars, except for per share amounts)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

o)	Impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on its financial assets. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If, at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses.

p)	Income taxes

Income tax expense comprises current and deferred tax and is recognized in operations except to the extent that it relates to business combinations, or items recognized directly in equity or in other comprehensive loss.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is recognized at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

q)	(Loss) earnings per share

Basic (loss) earnings per share is computed by dividing net (loss) income available to common shareholders by the weighted average number of common shares outstanding during the year. The Company applies the treasury stock method in calculating diluted (loss) earnings per share. Diluted (loss) earnings per share exclude all dilutive potential common shares if their effect is anti-dilutive.

r)	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. Parties are also considered to be related if they are subject to common control or common significant influence. A transaction is considered to be a related party transaction when there is a transfer of resources, services or obligations between related parties.

s)	Stock-based payments

Equity-settled stock-based payments to employees and others providing similar services are measured at the fair value of equity instruments at the grant date. The fair value is measured at grant date, using the Black-Scholes option pricing model, and each tranche is recognized on a graded-vesting basis over the period in which options vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to contributed surplus.

Equity-settled stock-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted. These transactions are then measured at the date the entity obtains the goods or the counterparty renders the service.

Consideration received on the exercise of stock options is recorded in share capital and the related stock-based payment in contributed surplus is transferred to share capital. Charges for options that are forfeited before vesting are reversed from equity.

Vicinity Motor Corp.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and December 31, 2021
(In thousands of US dollars, except for per share amounts)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

t)	Share Capital

The Company uses the residual value approach in respect of unit offerings, whereby the amount assigned to the warrant is the excess of the unit price over the trading price of the Company’s shares at the date of issuance, if any.

u)	Reportable segments

The Company operates as a single segment, which is the production and sale of buses, trucks and spare parts in North America, consistent with the internal reporting provided to the chief executive officer.

v)	Recent accounting pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2022 reporting periods and have not been early adopted by the Company. These standards are not expected to have a material impact on the Company in the current or future reporting periods and on foreseeable future transactions.

5.	TRADE AND OTHER RECEIVABLES

	December 31, 2022	December 31, 2021
	$	$
Trade receivable	1,076	1,268
Income tax receivable	160	—
Sales tax receivable	21	37
Duties receivable	162	649
Receivable from manufacturer	1,236	856
Total Trade and other receivables	2,655	2,810

6.	INVENTORY

	December 31, 2022	December 31, 2021
	$	$
Finished goods	8,098	6,472
Work in progress – vehicles	42	41
Parts for resale	1,928	2,903
Total Inventory	10,068	9,416

As at December 31, 2022 and December 31, 2021, work in progress – vehicles consists of the cost of buses and trucks still being manufactured. Finished goods inventory consisted of the costs of assembled buses and trucks, as well as freight and other costs incurred directly by the Company in compiling inventory. All inventory is part of the general security agreement to secure the credit facility described in Note 9.

During the year ended December 31, 2022, the Company reduced inventory of parts for resale and finished goods by $1,227 to reflect the net realizable value for obsolete parts and aged used buses with a corresponding increase recorded to cost of goods sold.

During the year ended December 31, 2022, the Company recognized $14,408 as the cost of inventory included as an expense in cost of sales (December 31, 2021: $31,914; December 31, 2020: $13,834).

Vicinity Motor Corp.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and December 31, 2021
(In thousands of US dollars, except for per share amounts)

7.	INTANGIBLE ASSETS

	Purchased Intellectual Property (a)	Developed Intellectual Property (b)	Software	Total
	$	$	$	$
Cost
Balance at December 31, 2020	1,248	441	782	2,471
Additions	19,495	1,720	488	21,703
Foreign exchange	(458)	(5)	(21)	(484)
At December 31, 2021	20,285	2,156	1,249	23,690
Additions	—	203	—	203
Reduction of deferred consideration	(4,639)	—	—	(4,639)
Write-down of intangible asset	—	—	(345)	(345)
Foreign exchange	(1,593)	262	(86)	(1,417)
At December 31, 2022	14,053	2,621	818	17,492

Accumulated Amortization
Balance at December 31, 2020	506	—	257	763
Depreciation	473	—	97	570
Foreign exchange	4	—	—	4
At December 31, 2021	983	—	354	1,337
Depreciation	1,954	3	94	2,051
Foreign exchange	(142)	—	(27)	(169)
At December 31, 2022	2,795	3	421	3,219

Carrying Value
At December 31, 2021	19,302	2,156	895	22,353
At December 31, 2022	11,258	2,618	397	14,273

a)	On June 10, 2015, the Company entered into a compensation for services agreement with a customer to formalize compensation for the services provided in the development of the Vicinity bus. On September 29, 2017, the Company entered into a new agreement and terminated the prior service agreement. Under the new agreement, the previously accrued royalty payable to the customer and all future royalty payments are removed in exchange for the delivery of up to 8 buses over the next 8 years without payment to the Company. The new agreement is an intangible asset as it represents the acquisition of the customer’s interest in the intellectual property of the Vicinity Bus represented by the royalty. The intangible asset is being amortized over an 8-year period representing the useful life of the intellectual property related to the Vicinity bus.

On acquisition, the Company valued the above transaction at the fair value to be delivered in the future, discounted at an interest rate of 6.2%. The Company also recognizes deferred revenue related to these buses (Note 9).

On October 5th, 2021, the Company entered into the Sales and Marketing Agreement with Optimal EV to purchase the exclusive sales and marketing rights for VMC Optimal products for 10 years. The Company paid $15,000 in cash and will pay $5,000 contingent on the sale of 250 units sold by the Company. The Company has initially accounted for the contingent deferred consideration at fair value and subsequently measured the contingent deferred consideration at fair value at each period with changes in fair value being recorded in the statement of (loss) income. As a result, the Company recorded an intangible asset for the licensing fee in the amount of $19,484 and $78 in interest and finance costs for the year ended December 31, 2021.

Vicinity Motor Corp.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and December 31, 2021
(In thousands of US dollars, except for per share amounts)

7.	INTANGIBLE ASSETS (Continued)

During the year ended December 31, 2022, the Company terminated the Sales and Marketing Agreement with Optimal EV due to material breaches. Subsequent to year end, the Company initiated arbitration proceedings regarding ongoing disputes with Optimal EV. As a result of the termination, the Company reduced the intangible asset and the deferred consideration by the remaining amount of deferred consideration, $4,640 (Note 17). As a result of the ongoing arbitration, management concluded that there was an impairment indicator with regards to the intangible asset. As a result, management performed an evaluation to determine whether the carrying amount of the intangible asset was in excess of its recoverable amount. Management determined the recoverable amount by performing a scenario weighted discounted cash flow model. The Company is pursuing amounts greater than $12,000 through arbitration proceedings. Based on the results of management’s impairment assessment it determined that no impairment was required.

Developed intellectual property is development costs for Vicinity products, such as electric trucks and buses. During the year ended December 31, 2022, the Company received $817 as a grant from Sustainable Development Technology Canada for the development of the Company’s electric vehicles. The amount was recorded as a reduction in intangible assets. The Company has the right to receive an additional C$1,549 dollars in further grants as milestones are achieved for this project.

8.	PROPERTY AND EQUIPMENT

	Buses Available for Lease (a)	Office Equipment	Right-of-Use Asset	Vehicles	Land (b)	Plant and Equipment	Total
	$	$	$	$	$	$	$
Cost
At December 31, 2020	2,924	794	591	350	—	70	4,729
Additions	3,522	1,109	27	—	1,760	3,922	10,340
Disposals	(2,350)	—	—	—	—	—	(2,350)
Foreign exchange	19	3	2	1	—	—	25
At December 31, 2021	4,115	1,906	620	351	1,760	3,992	12,744
Additions	399	2,123	2,242	—	—	8,791	13,555
Disposals	(285)	(6)	—	—	—	—	(291)
Foreign exchange	(79)	(295)	(161)	(22)	—	—	(557)

At December 31, 2022	4,150	3,728	2,701	329	1,760	12,783	25,451

Accumulated Amortization
At December 31, 2020	791	267	312	192	—	—	1,562
Disposals	(319)	—	—	—	—	—	(319)
Depreciation	369	66	193	42	—	—	670
Foreign exchange	(2)	—	(1)	—	—	—	(3)
At December 31, 2021	839	333	504	234	—	—	1,910
Disposals	(22)	(1)	—	—	—	—	(23)
Depreciation	394	88	403	30	—	—	915
Foreign exchange	123	(25)	(46)	(16)	—	—	36

At December 31, 2022	1,334	395	861	248	—	—	2,838

Carrying Value
December 31, 2021	3,276	1,573	116	117	1,760	3,992	10,834
December 31, 2022	2,816	3,333	1,840	81	1,760	12,783	22,613

Vicinity Motor Corp.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and December 31, 2021
(In thousands of US dollars, except for per share amounts)

8.	PROPERTY AND EQUIPMENT (Continued)

All property and equipment, with the exception of land and plant and equipment of $14,543 are pledged as part of a general security agreement to secure the credit facility described in Note 9. Additionally, the vehicles are pledged to secure vehicle loans described in Note 13.

a)	As at December 31, 2022, $573 of buses available for lease had been returned to the Company and are no longer under a lease contract with a customer (December 31, 2021: $920).

During the year ended December 31, 2022, one bus available for lease was sold to a customer with a loss of $27 being recognized in cost of sales (December 31, 2021: $542; December 31, 2020: $76).

During the year ended December 31, 2022, the Company recognized $85 in net realizable value write down for buses available for lease to reflect the net realizable value with a corresponding increase in cost of goods sold.

b)	During 2021, the Company purchased land and began construction of a new manufacturing facility in Ferndale, Washington, USA.

9.	CREDIT FACILITY

During the year ended December 31, 2017, the Company entered into a revolving credit facility agreement with a financial institution for a maximum amount of C$20 million based on the value of certain Company assets. The terms of the agreement were amended on October 23, 2020, renewing the credit facility for a three-year term. The credit facility bears interest at a rate of 0.75% - 1% plus Canadian prime rate for loans denominated in Canadian dollars and 0.75% - 1% plus US prime rate for loans denominated in US dollars. The facility is secured by way of a general security agreement over all assets of the Company.

As at December 31, 2022, the Company had drawn $628 on this facility (December 31, 2021: $ nil), comprised of $850 in Canadian funds.

Per the terms of the credit facility, the Company must maintain a consolidated 12-month rolling fixed charge coverage ratio if the Company borrows over 75% of the available facility. As at December 31, 2022, the Company has not borrowed over 75% of its availability.

Subsequent to December 31, 2022, the Company announced it obtained $30M in credit commitments from Royal Bank of Canada and Export Development Canada to fund production of the Company’s VMC 1200 class 3 electric trucks. The credit facility can be used for 100% of eligible production costs on the trucks, excluding labor and overhead from the Company’s assembly plants. The credit facility has an interest rate of prime plus 2% and will be secured by existing assets of the Company. Royal Bank of Canada will also continue to provide the Company with C$10M in an asset-based lending (ABL) agreement for use with its existing bus orders and a US$3M letter of credit facility.

10.	DEFERRED REVENUE

		December 31, 2022	December 31, 2021
		$	$
Sales deposits – future delivery of buses		453	—
Future delivery of buses	(a)	—	1,003
Future delivery of buses	(b)	1,929	2,190
Deferred revenue		2,382	3,193
Less: current portion		2,382	3,193
Long-term portion of deferred revenue		—	—

a)	The Company has recognized deferred revenue and an intangible asset in relation to an agreement with a customer to provide buses in the future (Note 7). In 2017 the contract was modified to provide for one diesel

Vicinity Motor Corp.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and December 31, 2021
(In thousands of US dollars, except for per share amounts)

10.	DEFERRED REVENUE (Continued)

powered bus to be delivered each year for 8 years. No buses have been delivered under this agreement. In late 2020 the Company concluded that it no longer had the obligation or intent to deliver three out of the eight buses. During the three months ended June 30, 2021 the Company came to an agreement with the customer to deliver three future buses. Subsequent to the agreement the Company concluded that it no longer had the obligation or intent to deliver the remaining two buses. As a result, the Company recorded $444 as revenue during the three months ended June 30, 2021. During the year ended December 31, 2022, the Company delivered the three remaining buses completing its obligation to the customer.

During the year ended December 31, 2022, the Company recognized $nil in interest expense related to the deferred revenue (December 31, 2021: $4; December 31, 2020: $80).

b)	During the year ended December 31, 2022, the Company recognized deferred revenue in relation to a non-cash agreement with a customer in which the customer provided the Company with 8 used buses in exchange for 8 leased buses to be leased until the delivery of the 8 new buses are provided in 2023. As a result, the Company has recognized $127 as lease revenue (December 31, 2021: $14) and has a deferred revenue balance of $1,929 as at December 31, 2022.

11.	PROVISION FOR WARRANTY COST

The Company provides bumper to bumper warranty coverage for the first two years on specified components, with the exception of normal wear and tear.

During the year ended December 31, 2022, the Company recorded warranty expense of $499

(December 31, 2021: $1,598; December 31, 2020: $582) as part of its cost of sales in connection with sales completed during the year. During the year ended December 31, 2022, $841 of warranty costs

(December 31, 2021: $1,073) have been incurred against the provision. Change in estimate of the warranty provision relates to re-assessment of the warranty provision compared to the actual warranty claims applied.

$
Balance at December 31, 2020	800
Additions	1,598
Warranty claims applied	(1,073)
Change in estimate of warranty provision	344
Change in foreign exchange	—
Balance at December 31, 2021	1,669
Additions	499
Warranty claims applied	(841)
Change in estimate of warranty provision	421
Change in foreign exchange	(39)
Balance at December 31, 2022	1,709
Less: Current portion	1,585
Long-term portion of warranty provision	124

Vicinity Motor Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and December 31, 2021

(In thousands of US dollars, except for per share amounts)

12.	CURRENT DEBT FACILITIES

		December 31, 2022	December 31, 2021
		$	$
Unsecured debentures - 2021	(a)	6,587	7,143
Unsecured debentures - 2020	(b)	—	—
Private loan	(c)	—	—
		6,587	7,143

a)	On October 5, 2021, the Company issued C$10,300 in unsecured debentures with a maturity 12 months from the date of issue. On June 15, 2022, the maturity date of the debentures was extended to October 4, 2023, with the extension being treated as a modification of the original debt with the classification changing from current to long-term liabilities. As a result, a gain of $803 on modification of debt was recorded during the three months ended June 30, 2022. In connection with the extension, the Company cancelled 412,000 warrants from the previous agreement. On extension the Company issued 1,000,000 warrants to purchase common shares at an exercise price of C$2.25 per share. The value of these warrants was incorporated in the $803 gain on modification of debt. The warrants expire on the debt maturity date of October 4, 2023.

The unsecured debentures include 8% annual interest paid at maturity with $449 being recorded as borrowing costs on June 15, 2022, and an effective interest rate of 24%.

During the year ended December 31, 2022, the Company incurred $1,748 in interest expense

(December 31, 2021: $411) on this loan, of which $765 is included in accounts payable and accrued liabilities at December 31, 2022.

b)	On March 20, 2020, the Company issued C$1,750 in unsecured debentures with a maturity 12 months from the date of issue. The debentures were issued at a discount of 2% and include 10% annual interest paid at maturity; the Company incurred borrowing costs of $82 and the debt has an effective interest rate of 16%.

During the year ended December 31, 2021, the Company incurred $52 (December 31, 2020: $164) in interest expense on this loan, of which $nil is included in accounts payable and accrued liabilities at December 31, 2021 (December 31, 2020: $nil). During the year ended December 31, 2021, the Company repaid the debenture.

In connection with the issuance, the Company also issued 350,000 warrants to purchase common shares at an exercise price of C$1.14 per share, the value of these warrants was incorporated in the transaction costs of $82 referenced above. The warrants expire 12 months from the date of issue. All warrants were exercised during the year ended December 31, 2021.

c)	The loan bears annual interest at a rate of 10%. During the year ended December 31, 2021, the Company incurred $14 (December 31, 2020: $68) in interest expense on this loan, of which $nil is included in accounts payable and accrued liabilities at December 31, 2021 (December 31, 2020: $nil). During the year ended December 31, 2021, the Company repaid the $636 balance of this debt.

13.	OTHER LONG-TERM LIABILITIES

Schedule of lease obligation
		December 31, 2022	December 31, 2021
		$	$
Lease obligation	(a)	1,883	116
Vehicles		69	110
Less: Current portion		(449)	(134)
		1,503	92

Vicinity Motor Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and December 31, 2021

(In thousands of US dollars, except for per share amounts)

13.	OTHER LONG-TERM LIABILITIES (Continued)

a)	Lease Obligation

Minimum lease payments in respect of lease liabilities for the right-of-use assets included in property, plant and equipment (Note 8) and the effect of discounting are as follows:

Schedule of long term lease liabilities
December 31, 2022
$
Undiscounted minimum lease payments:
Less than one year	485
One to two years	467
Two to three years	476
Three to six years	622
2,050
Effect of discounting	(167)
Present value of minimum lease payments – total lease liability	1,883
Less: Current portion	(418)
Long-term lease liabilities	1,465

The Company has lease agreements for office and warehouse facilities expiring October 31, 2023, March 31, 2027 and May 31, 2027. and October 31, 2023. The Company also has a lease agreement for a vehicle expiring on November 30, 2025.

14.	SHARE CAPITAL

On March 24, 2021, the Company performed a 3 for 1 share consolidation of the Company’s common shares, stock options, warrants and DSUs. The quantities and per unit prices presented in this note are shown on post consolidation basis.

The Company does not intend to issue dividends in the near term. If and when dividends are paid, they may be paid in Canadian or U.S. dollars.

14.1	Authorized: Unlimited number of common shares without par value

14.2	Issued and Outstanding Common Shares:

The details for the common share issuances during the year ended December 31, 2022 are as follows:

a.	During the year ended December 31, 2022, 4,444,445 units, each unit consisting of one common share and one warrant, were issued for a private placement at a price of $2.70 for gross proceeds of $12,000. The value allocated to the warrants based on the residual value method was $nil. The Company also incurred share issuance costs of $1,283 in relation to this private placement.

During the year ended December 31, 2022, the Company also issued 5,118,554 shares at prices ranging from $0.79 to $3.65, the Company incurred share issuance costs of $205 for net proceeds of $6,244 through its At-the-Market equity program.

b.	During the year ended December 31, 2022, 166,000 RSU’s were vested for gross cash proceeds of $nil.

c.	During the year ended December 31, 2022, 66,661 stock options were exercised by employees of the Company at an average exercise price of $1.13 for gross proceeds of $75.

The details for the common share issuances during the year ended December 31, 2021 were as follows:

d.	During the year ended December 31, 2021, 4,114,242 shares were issued on settlement of a private placement at a price of $4.27 for gross proceeds of $17,563. The Company also incurred share issuance costs of $3,567 in relation to this private placement.

Vicinity Motor Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and December 31, 2021

(In thousands of US dollars, except for per share amounts)

14.	SHARE CAPITAL (Continued)

e.	During the year ended December 31, 2021, 1,924,721 warrants were exercised at an average price of $3.18 per share for gross proceeds of $6,128.

f.	During the year ended December 31, 2021, 256,662 stock options were exercised by employees of the Company at an average exercise price of $1.62 for gross proceeds of $416.

The details for the common share issuances during the year ended December 31, 2020 were as follows:

g.	During the year ended December 31, 2020, 2,886,373 shares were issued on settlement of a private placement at a price of $2.29 for gross proceeds of $6,608. The Company also incurred share issuance costs of $444 in relation to this private placement.

h.	During the year ended December 31, 2020, 612,578 shares were issued on settlement of the convertible debt issued in 2015 and 2016 of $445.

i.	During the year ended December 31, 2020, 175,000 stock options were exercised by employees of the Company at an average exercise price of $1.71 for gross proceeds of $300.

j.	During the year ended December 31, 2020, 133,333 RSU’s vested for gross proceeds of $nil.

14.3	Share Purchase Warrants

A summary of the Company’s share purchase warrants are as follows:

	Number of Warrants	Weighted Average Exercise Price
		C$
Outstanding, December 31, 2019	—	—
Issued	1,934,100	3.89
Outstanding, December 31, 2020	1,934,100	3.89

Issued	2,407,304	6.64
Forfeited	(9,379)	4.50
Exercised	(1,924,721)	3.89
Outstanding, December 31, 2021	2,407,304	6.64

Issued	5,577,778	3.84
Forfeited	(412,000)	4.50
Outstanding, December 31, 2022	7,573,082	4.53

During the year ended December 31, 2022, the Company issued 4,444,445 warrants and 133,333 agent warrants, as part of a private placement agreement with exercise prices of $2.97 and $3.36, respectively. The warrants expire 3 years and 2 years, respectively, from the date of closing of the placement.

During the year ended December 31, 2022, the Company issued 1,000,000 warrants as part of a debt extension agreement (Note 12) with an exercise price of C$2.25. The warrants expire on October 4, 2023.

During the year ended December 31, 2021, the Company issued 1,995,304 warrants as part of a private placement agreement with an exercise price of $5.10. The warrants expire 3 years from the date of closing of the placement.

During the year ended December 31, 2021, the Company issued 412,000 warrants as part of a debt agreement (Note 12) with an exercise price of C$7.50. The warrants expire 12 months from the date of issue.

During the year ended December 31, 2020, the Company issued 1,584,100 warrants as part of a private placement agreement with an exercise price of C$4.50. The warrants expire 2 years from the date of closing of the placement.

Vicinity Motor Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and December 31, 2021

(In thousands of US dollars, except for per share amounts)

14.	SHARE CAPITAL (Continued)

During the year ended December 31, 2020, the Company issued 350,000 warrants as part of a debt agreement (Note 12) with an exercise price of C$1.14. The warrants expire 12 months from the date of issue. All warrants were exercised during the year ended December 31, 2021.

14.4       Directors, Consultants, and Employee stock options

The Company has adopted a share option plan for which options to acquire up to 10% of the issued share capital, at the award date, may be granted to eligible optionees from time to time. Generally, share options granted have a maximum term of five years, and a vesting period and exercise price determined by the directors.

A summary of the Company’s directors, consultants, and employee stock options are as follows:

	Number of Options	Weighted Average Exercise Price
		C$
Outstanding, December 31, 2019	1,213,320	2.25
Issued	433,333	3.15
Forfeited	(298,333)	2.01
Exercised	(175,000)	2.22
Outstanding, December 31, 2020	1,173,320	2.70

Issued	684,999	6.71
Exercised	(256,662)	2.06
Outstanding, December 31, 2021	1,601,657	4.52

Issued	387,500	1.60
Forfeited	(341,670)	5.21
Exercised	(66,661)	1.40
Outstanding, December 31, 2022	1,580,826	3.79

During the year ended December 31, 2022, the Company granted 387,500 stock options to executives and directors to purchase common shares of the Company with exercise prices ranging from C$1.30 to C$2.98 per common share and expiring in three to five years. These stock options vest over one to three years.

During the year ended December 31, 2021, the Company granted 524,999 stock options to consulting firms to purchase common shares of the Company with exercise prices ranging from C$5.86 to C$9.36 per common share expiring in one to five years.

During the year ended December 31, 2021, the Company granted 160,000 stock options to executives and directors to purchase common shares of the Company with exercise prices ranging from C$7.20 to C$7.24 per common share and expiring in five years. These stock options vest over three years.

During the year ended December 31, 2020, the Company granted 200,000 stock options to consulting firms to purchase common shares of the Company with exercise prices ranging from C$1.43 to C$2.40 per common share expiring in one to two years.

During the year ended December 31, 2020, the Company granted 233,333 stock options to executives and directors to purchase common shares of the Company with exercise prices ranging from C$1.20 to C$6.15 per common share and expiring in five years. These stock options vest from immediately to over three years.

Vicinity Motor Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and December 31, 2021

(In thousands of US dollars, except for per share amounts)

14.	SHARE CAPITAL (Continued)

During the year ended December 31, 2022, the Company recognized $116 (2021: $814; 2020: $531) on the grant and vesting of options to directors, consultants and employees. The grant date fair value per option was calculated using the Black-Scholes model with the following weighted average assumptions:

	December 31, 2022	December 31, 2021	December 31, 2020

Fair value at grant date (C$)	$0.75	$4.20	$0.42
Fair value at grant date (US$)	$0.56	$3.27	$0.32
Risk-free interest rate	3.47%	0.42%	0.30%
Expected life of options	5 years	4 years	4 years
Expected dividend rate	0%	0%	0%
Annualized volatility	97%	90%	82%
Forfeiture rate	14%	3%	3%

The following tables summarize information about the Company’s stock options outstanding at December 31, 2022:

	Options Outstanding	Options Exercisable	Exercise Price	Remaining Contractual Life (Years)	Expiry Date
			C$

April 4, 2018	83,333	83,333	5.25	0.26	April 4, 2023
April 26, 2018	83,333	83,333	4.35	0.32	April 26, 2023
May 29, 2018	83,333	83,333	4.35	0.41	May 29, 2023
January 17, 2019	166,666	166,666	2.40	1.05	January 17, 2024
November 15, 2019	233,333	233,333	1.50	1.88	November 15, 2024
November 28, 2019	16,666	16,666	1.56	1.91	November 28, 2024
May 4, 2020	24,999	24,999	1.20	2.34	May 4, 2025
November 23, 2020	66,664	66,664	6.15	2.90	November 23, 2025
January 12, 2021	333,333	333,333	6.51	3.03	January 11, 2026
February 1, 2021	41,666	34,722	9.36	3.09	January 31, 2026
April 27, 2021	60,000	30,000	7.24	3.32	April 26, 2026
March 31, 2022	40,000	6,666	2.98	4.25	March 30, 2027
September 22, 2022	250,000	—	1.50	2.73	September 21, 2025
November 25, 2022	97,500	—	1.30	4.90	November 24, 2027

Total	1,580,826	1,163,048

14.5      Restricted Share Units

Pursuant to the Company’s Restricted Share Unit (“RSU”) Incentive Plan approved by the board of directors of the Company on June 8, 2015, restricted stock units to acquire common shares of the Company may be granted to specified service providers of the Company in accordance with the terms and conditions of the plan.

Upon vesting, each RSU entitles the participant to receive one common share, provided that the participant is continuously employed with or providing services to the Company. RSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such RSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the RSU vests and the RSU participant receives common shares.

Vicinity Motor Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and December 31, 2021

(In thousands of US dollars, except for per share amounts)

14.	SHARE CAPITAL (Continued)

A summary of the Company’s RSU’s are as follows:

Number of RSUs

Outstanding, December 31, 2019	33,333
Issued	100,000
Vested	(133,333)
Outstanding, December 31, 2020	—

Issued	166,000
Outstanding, December 31, 2021	166,000

Vested	(166,000)
Outstanding, December 31, 2022	—

On April 27, 2021 the Company issued 166,000 RSU’s to directors and officers of the Company that vested on November 17, 2022. At December 31, 2022, there were nil RSUs outstanding (December 31, 2021: 166,000; December 31, 2020: nil). During the year ended December 31, 2022, the Company recorded $696

(December 31, 2021: $216; December 31, 2020: $109) as stock-based compensation for the fair value of the RSUs issued.

14.6      Deferred Share Units

Pursuant to the Company’s Deferred Share Unit (“DSU”) Incentive Plan approved by the board of directors of the Company on July 8, 2018, deferred stock units to acquire common shares of the Company may be granted to specified board members of the Company in accordance with the terms and conditions of the plan.

Each DSU entitles the participant to receive one common share upon vesting. DSUs vest into common shares on the board members’ separation date from the board of directors. DSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such DSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the DSU vests and the DSU participant receives common shares.

A summary of the Company’s DSUs are as follows:

Number of DSUs

Outstanding, December 31, 2019	22,619
Issued	72,522
Outstanding, December 31, 2020	95,141

Issued	75,650
Outstanding, December 31, 2021	170,791

Issued	452,910
Outstanding, December 31, 2022	623,701

During the year ended December 31, 2022, the Company issued 452,910 DSUs (December 31, 2021: 75,650; December 31, 2020: 72,522) to board members of the Company that vest upon the board member’s separation date from the Board of Directors.

During the year ended December 31, 2022, the Company recorded $569(December 31, 2021: $323; December 31, 2020: $97) as stock-based compensation for the fair value of the DSUs issued.

Vicinity Motor Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and December 31, 2021

(In thousands of US dollars, except for per share amounts)

15.	RELATED PARTY BALANCES AND TRANSACTIONS

Key management includes personnel having the authority and responsibility for planning, directing and controlling the activities of the Company and comprised the Company’s directors and executive officers.

Expenses incurred to key management are:

	Year ended	Year ended	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020
	$	$	$
Salaries and Benefits	1,187	1,572	959
Stock-based compensation	1,345	869	554
Non-executive directors’ fees	—	—	15
Total	2,532	2,441	1,528

During the year ended December 31, 2022 the Company paid $215 in lease payments to a company owned by a director. $231 was recognized as depreciation and interest expense on the right of use asset and lease liability respectively.

During the year ended December 31, 2021 the Company paid $191 in lease payments to a company owned by a director. $179 was recognized as depreciation and interest expense on the right of use asset and lease liability respectively.

During the year ended December 31, 2020 the Company paid $159 in lease payments to a company owned by a director. $160 was recognized as depreciation and interest expense on the right of use asset and lease liability respectively.

As at December 31, 2022, included in accounts payable are balances owing to key management or companies controlled by officers of the Company in the amount of $1 (December 31, 2021: $1).

All related party balances are non-interest bearing, unsecured and have no fixed terms of repayment and have been classified as current.

16.	INCOME TAX

The following table reconciles the amount of income tax expense on the application of the combined statutory Canadian federal and provincial income tax rates:

	December 31, 2022	December 31, 2021	December 31, 2020
	$	$	$

Loss before tax	(17,746)	(6,859)	(3,160)
Combined statutory tax rates	27%	27%	27%

Expected tax recovery	(4,791)	(1,852)	(853)
Non-deductible items	(60)	369	214
Share issuance costs	—	(1,198)	(134)
Other	(41)	94	(324)
Differences in foreign tax rates	9	(13)	2
Change in unrecognized deferred tax assets	5,085	3,064	1,171

Current income tax expense	202	464	76

Vicinity Motor Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and December 31, 2021

(In thousands of US dollars, except for per share amounts)

16.	INCOME TAX (Continued)

Deferred taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The tax effects of deductible temporary differences for which no deferred tax asset has been recognized are as follows:

	December 31, 2022	December 31, 2021
	$	$
Deferred tax assets (liabilities):
Tax loss carry-forwards	11,747	7,480
Property and equipment	(54)	(5)
Intangible asset	(529)	(838)
Warranty provision	440	432
Financing costs	1,213	1,161
Other provisions	(28)	220

Deferred tax assets	12,789	8,450
Unrecognized deferred tax assets	(12,789)	(8,450)
Recognized net deferred tax assets	—	—

As at December 31, 2022, the Company had non-capital loss carry forwards available to reduce taxable income for future years. The non-capital losses expire as follows:

$
2031	404
2032	835
2033	498
2034	2,094
2035	2,944
2036	4,235
2037	1,092
2038	1,511
2039	1,457
2040	3,159
2041	7,657
2042	15,026

Non Capital Losses	40,912

17.	FINANCIAL INSTRUMENTS

Fair values

The Company’s financial instruments include cash and cash equivalents, restricted cash, trade and other receivables, accounts payable, the credit facility, short-term loans, deferred consideration, and lease obligations. The carrying amounts of these financial instruments are a reasonable estimate of their fair values based on their current nature and current market rates for similar financial instruments. Deferred consideration is the only instrument measured at fair value through profit and loss in accordance with IFRS 9 – Financial Instruments.

Vicinity Motor Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and December 31, 2021

(In thousands of US dollars, except for per share amounts)

17.	FINANCIAL INSTRUMENTS (Continued)

The following table summarizes the carrying values and fair values of the Company’s financial instruments:

	December 31, 2022	December 31, 2021
	$	$
Assets:
Measured at amortized cost (i)	4,277	7,212
Liabilities:
Amortized cost (ii)	14,108	10,284
Fair value through P&L (iii)	—	4,602

(i)	Cash, restricted cash and trade and other receivables
(ii)	Accounts payable and accrued liabilities, current loans, and lease obligations.
(iii)	Deferred consideration (only financial instrument carried at fair value)

The Company classifies its fair value measurements in accordance with the three-level fair value hierarchy. The measurement is classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Level 1 –      Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 –     Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices), and

Level 3 –      Inputs that are not based on observable market data

The carrying value amount of the Company’s financial instruments that are measured at amortized cost approximates fair value due to their short-term nature. The Company valued deferred consideration (iii) as a level 3 instrument. For the year ended December 31, 2021, the Company used a probability weighted discount model to determine the fair value of the deferred consideration. Key assumptions included a discount rate of 10% and an original expected maturity date of June 30, 2023 for the deferred consideration milestone to be met. During the year ended December 31, 2022, the Company terminated the agreement which resulted in the deferred consideration being reduced to a fair value of nil (Note 7).

Interest Rate and Credit Risk

The Company is exposed to interest rate risk on its bank loans to the extent that its credit facilities are based on Canadian and US prime rates of interest.

Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash and cash equivalents, restricted cash, and trade and other receivables.

To minimize the credit risk related to cash and cash equivalents, the Company places these instruments with a top tier Canadian bank with an AA credit rating and their subsidiary bank in the United States.

Currency Risk

The Company is exposed to foreign currency risk because the Company’s parent and US operations incur a portion of their operating expenses in Canadian dollars. Therefore, an increase in the value of the CAD relative to the USD increases the value of expenses in USD terms incurred by the Company’s parent and US operations, which reduces operating margin and the cash flow available to fund operations. Conversely, the Company’s Canadian operation has a functional currency of Canadian dollars and incurs a portion of its operating expenses in US dollars.

At December 31, 2022, the Company had cash of $322, accounts receivable of $1,446 and accounts payable of $2,449, which were denominated in US dollars for its entity with CAD functional currency.

At December 31, 2022, the Company had cash of C$41, accounts receivable of C$ nil, short term loans of C$8,922 and accounts payable of C$150, which were denominated in Canadian dollars for its entities with USD functional currency.

Vicinity Motor Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and December 31, 2021

(In thousands of US dollars, except for per share amounts)

17.	FINANCIAL INSTRUMENTS (Continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective when managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company uses cash to settle its financial obligations as they fall due. The ability to do this relies on the Company collecting its trade receivables in a timely manner and maintaining sufficient cash on hand through credit facility financing.

As at December 31, 2022, the Company had working capital (current assets less current liabilities) of $1,573. For the year ended December 31, 2022, the Company used cash for operating activities of $9,082 and cash for investing activities of $10,698. As at December 31, 2022, the Company had $19.4 million undrawn on its C$20 million credit facility (Note 9). Subsequent to year end, the Company obtained an additional $30 million in debt financing to fund production of the Company’s VMC 1200 class 3 electric trucks.

Based on the Company’s forecasted cash flows, the current cash on hand and the headroom available under debt facilities, the Company estimates that it will have sufficient liquidity to meet its working capital requirements for at least the next twelve months.

The following are the contractual maturities of financial liabilities:

	Carrying Amount	Contractual Cash Flows	Within 1 year	1 to 2 years	2 to 3 years	3 to 6 years
	$	$	$	$	$	$
At December 31, 2022
Accounts payable	4,942	(4,942)	(4,942)	—	—	—
Current debt facilities	6,587	(8,822)	(8,822)	—	—	—
Credit facility	628	(628)	(628)
Other long-term liabilities	1,952	(2,120)	(513)	(480)	(486)	(641)

Total	14,109	(16,512)	(14,905)	(480)	(486)	(641)

Sensitivity analysis

The Company’s borrowing under the existing credit facility are at variable rates of interest and expose the Company to interest rate risk. The Company has completed a sensitivity analysis to estimate the impact on comprehensive income which a change in interest rates at and during the year ended December 31, 2022 would have had on the Company. The result of this sensitivity analysis indicates that a 0.5% increase (decrease) in the prime interest rates would not have a material impact.

The Company has completed a sensitivity analysis to estimate the impact on comprehensive earnings which a change in foreign exchange rates as at and during the year ended December 31, 2022 would have had on the Company.

The sensitivity analysis includes the assumption that changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter.

The following tables summarizes quantitative data about our exposure to currency risk as a result of monetary assets (liabilities) in currencies different from each entity’s functional currency:

		2022
		$
Net Canadian dollar monetary asset (liability)	CAD thousands	(9,031)
Net US dollar monetary asset (liability)	USD thousands	(749)

The result of this sensitivity analysis indicates that a 10% increase (decrease) in the average value of the Canadian dollar relative to the US dollar during the period would have resulted in an increase (decrease) in net income of approximately $735.

Vicinity Motor Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and December 31, 2021

(In thousands of US dollars, except for per share amounts)

18. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are:

●	to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and

●	to provide an adequate return to shareholders through expansion correspondingly to the level of risk.

The Company considers its share capital, other shareholders’ equity, credit facility, and short-term loans to be its capital. As a part of its loan commitments, the Company is required to obtain authorization from the credit facility lender (Note 9) prior to obtaining further loans. The Company’s capital is currently not subject to any other external restrictions except those described in Note 9.

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets, reduce debt or increase its debt.

19.	REVENUE

The Company’s revenue for the single segment is summarized as follows:

	Year ended	Year ended	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020
	$	$	$
Vehicle Sales:
Bus Sales	11,699	38,197	16,247
Truck Sales	982	—	—
Shuttle Sales	484	—	—
Other revenue:
Spare part sales	5,183	2,701	2,436
Operating lease revenue	127	810	871

Total Revenue	18,475	41,708	19,554

20.	LOSS PER SHARE

Basic loss per share is calculated by dividing the net loss from continuing operations attributable to equity holders of the Company by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential common shares. The number of average basic and diluted shares outstanding for all the periods presented in the consolidated statements of loss have been adjusted in order to reflect the effect of the share consolidation that took place on March 29, 2021. The Company has four categories of dilutive potential common shares: convertible debt, stock options, RSUs and DSUs. The convertible debt is assumed to have been converted into common shares, and the net loss is adjusted to eliminate the interest expense less the tax effect. For the stock options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company’s shares) based on the monetary value of the subscription rights attached to outstanding stock options. The number of shares calculated reduces the number of shares that would have been issued assuming the exercise of the share options. DSUs are assumed to be converted as of the grant date. A total of 1,143,120 (2021: 2,441,349; 2020: 847,168) instruments before share consolidation, which include convertible debt, stock options, restricted share units and deferred share units have not been included in the calculation for diluted loss per share as they are antidilutive. These could potentially dilute basic income per share in the future.

Vicinity Motor Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and December 31, 2021

(In thousands of US dollars, except for per share amounts)

21.	COMMITMENTS AND CONTINGENCIES

The Company entered into a production agreement with one of its manufacturers whereby the parties have agreed to a specified production volume. The Company also has outstanding purchase order commitments related to the construction of its new manufacturing facility. Future payments as at December 31, 2022 are $12,275. The Company has an outstanding letter of credit of $1,375 with a vendor related to the future purchase of trucks expected to be delivered in 2023.

22.	SEGMENT INFORMATION

Allocation of revenue to geographic areas for the single segment is as follows:

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
	$	$	$
Canada
Bus sales	7,429	10,925	12,447
Spare part sales	4,516	2,504	2,258
Truck sales	982	—	—
Shuttle sales	484	—	162
United States
Bus sales	4,270	27,272	3,800
Spare part sales	667	197	178
Operating lease revenue	127	810	709
Total	18,475	41,708	19,554

During the year ended December 31, 2022, the Company had sales of $6,261 and $4,792 to two end customers representing 34% and 26% of total sales, respectively. During the year ended December 31, 2021, the Company had sales of $26,795 and $4,423 to two end customers representing 64% and 11% of total sales, respectively. During the year ended December 31, 2020, the Company had sales of $11,786 and $2,200 to two end customers representing 60% and 11% of total sales, respectively.

Vicinity Motor Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and December 31, 2021

(In thousands of US dollars, except for per share amounts)

23.	EFFECT OF THE CHANGE IN PRESENTATION CURRENCY

The effects of the change in presentation currency discussed in Note 3 above were as follows.

a) Effect on the consolidated statement of loss and comprehensive loss for the year ended December 31, 2020

	For the year ended	December 31, 2020
	USD	CAD
	$	$

Revenue
Bus sales	16,247	21,666
Other	3,307	4,403
	19,554	26,069

Cost of sales	(16,977)	(22,727)

Gross margin	2,577	3,342

Expenses
Sales and administration	4,522	6,035
Stock-based compensation	738	963
Amortization	480	643
Interest and finance costs	545	730
Foreign exchange loss (gain)	(548)	(725)

Expenses	5,737	7,646

Loss before taxes	(3,160)	(4,304)

Current income tax expense	76	98

Net loss	(3,236)	(4,402)

Loss per share
Basic & diluted	(0.13)	(0.17)

Weighted average number of common
shares outstanding
Basic & diluted	25,759,134	25,759,134

	For the year ended	December 31, 2020
	USD	CAD
	$	$

Net loss	(3,236)	(4,402)

Other comprehensive loss
Items that may be reclassified subsequently to net loss

Exchange differences on translation of foreign operations	282	(3)

Total other comprehensive income (loss)	282	(3)
Total comprehensive loss	(2,954)	(4,405)

Vicinity Motor Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and December 31, 2021

(In thousands of US dollars, except for per share amounts)

24.	SUBSEQUENT EVENTS

On February 21, 2023, the Company announced it obtained $30M in credit commitments from Royal Bank of Canada and Export Development Canada to fund production of the Company’s VMC 1200 class 3 electric trucks. The credit facility can be used for 100% of eligible production costs on the trucks, excluding labor and overhead from the Company’s assembly plants. The credit facility has an interest rate of prime plus 2% and will be secured by existing assets of the Company. Royal Bank of Canada will also continue to provide the Company with C$10M in an asset-based lending (ABL) agreement for use with its existing bus orders and a US$3M letter of credit facility.

On March 24, 2023, the Corporation announced that it had completed a private placement of unsecured convertible debentures for gross proceeds of C$4,000. The convertible debentures are issued in denominations of C$1,000, bear interest at 15% per annum, and mature 18 months from the closing date. Interest payments on the convertible debentures have been deferred to the twelve-month anniversary and/or maturity.

Each convertible debenture is convertible at the holder’s option into Units at any time prior to maturity at a conversion price of C$1.45 per Unit. Upon conversion, each Unit will consist of one Common Share and 0.2 of a Warrant. Each Warrant is exercisable into a Warrant Share at an exercise price of C$1.45 for a period of thirty-six months following the initial debenture closing date.