Form 20-F
period 2023-12-31
VICINITY MOTOR CORP
filed 2024-04-02
CIK 1834975

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-40412

VICINITY MOTOR CORP.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
British Columbia
(Jurisdiction of incorporation or organization)
3168, 262nd Street Aldergrove, British Columbia, Canada V4W 2Z6
(Address of principal executive offices)
William Trainer Chief Executive Officer 3168, 262nd Street Aldergrove, British Columbia, Canada V4W 2Z6 Telephone: (604) 607-4000
(Name, Telephone, E-mail and/or Facsimile number and Address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol:	Name of each exchange on which registered or to be registered
Common Shares, no par value	VEV	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 45,667,706 common shares issued and outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report	☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.	☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).	☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.	☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	Yes ☐ No ☒

i

Introduction

Unless indicated otherwise by the context, all references in this Annual Report on Form 20-F (this “Annual Report”) to “Vicinity,” “VMC,” the “Corporation,” “we,” “us,” or “our” refer to Vicinity Motor Corp. and, where appropriate, its consolidated subsidiaries.

All dollar figures in this Annual Report are in United States dollars, unless otherwise indicated. Canadian dollar amounts are indicated as “C$.” This Annual Report contains the Corporation’s audited consolidated financial statements and related notes for the years ended December 31, 2021, December 31, 2022 and December 31, 2023 (the “Annual Financial Statements”). The Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

CAUTIONARY NOTE REGARDING Forward-Looking Statements

Except for the historical information contained in this Annual Report, the statements contained in this Annual Report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995, as amended, and other federal securities laws with respect to the Corporation’s business, financial condition and results of operations. All statements other than statements of historical fact are forward-looking statements. The use of the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not a forward-looking statement. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements.

These forward-looking statements may include statements regarding the perceived merit of the product offered by the Corporation; sales estimates; manufacturing capabilities; capital expenditures; timelines; strategic plans; market prices and supply for parts and material; or other statements that are not statements of historical fact. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Any forward-looking statements are qualified in their entirety by reference to the risk factors discussed throughout this Annual Report. Some of the risks, uncertainties and assumptions that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include but are not limited to:

●	economic conditions in the markets in which the Corporation operates;

●	vehicle sales volume;

●	anticipated future sales growth;

●	market prices and supply for parts and materials;

●	the intentions, plans and future actions of the Corporation;

●	the business and future activities of the Corporation;

●	the anticipated developments in operations of the Corporation;

●	the market position, ability to compete and future financial or operating performance of the Corporation;

●	the timing and amount of funding required to execute the Corporation’s business plans;

●	capital expenditures;

●	the vehicle assembly facility in the State of Washington being capable of operating in the manner intended by management;

●	the effect on the Corporation of any changes to existing or new legislation or policy or government regulations;

●	the availability of labor;

●	the requirements for additional capital;

●	goals, strategies and future growth;

●	the success of the Corporation’s strategic partnerships;

●	the ability of the Corporation to extend or modify existing debt terms;

●	the adequacy of the Corporation’s financial resources;

●	expectations regarding revenues, expenses and anticipated cash needs;

●	the impact of the COVID-19 pandemic on the business and operations of the Corporation; and

●	such other factors discussed in greater detail under “Item 3.D Risk Factors.”

Although the Corporation bases the forward-looking statements contained in this Annual Report on assumptions that it believes are reasonable, the Corporation cautions you that actual results and developments (including the Corporation’s results of operations, financial condition and liquidity, and the development of the industry in which it operates) may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report. Additional impacts may arise that it is not aware of currently. The potential of such additional impacts intensifies the business and operating risks that it faces, and should be considered when reading the forward-looking statements contained in this Annual Report. In addition, even if results and developments are consistent with the forward-looking statements contained in this Annual Report, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of the Corporation’s forward-looking statements in this Annual Report may prove to be inaccurate. The Corporation has highlighted important factors in the cautionary statements included in this Annual Report, particularly in Item 3.D of this Annual Report titled “Risk Factors”, that it believes could cause actual results or events to differ materially from the forward-looking statements that it makes. No forward-looking statement is a guarantee of future results. Moreover, the Corporation operates in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for the Corporation’s management to predict all risks, nor can it assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements it may make.

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

3.A [Reserved]

3.B Capitalization and Indebtedness.

Not applicable.

3.C Reasons for the Offer and Use of Proceeds.

Not applicable.

3.D Risk Factors.

Risk Factors Summary

An investment in the Corporation’s securities involves a high degree of risk. You should carefully consider the risks described in this “Item 3D—Risk Factors,” which are qualified in their entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Report. The risks and uncertainties described below are those the Corporation currently believe to be material, but they are not the only ones the Corporation faces. If any of the following risks, or any other risks and uncertainties that the Corporation has not yet identified or that the Corporation currently considers not to be material, actually occur or become material risks, its business, prospects, financial condition, results of operations and cash flows could be materially and adversely affected. Below is a summary of some of the principal risks the Corporation faces:

●	The Corporation is and will be dependent on its manufacturing facilities;

●	The Corporation and its auditors have expressed substantial doubt regarding the Corporations ability to continue as a going concern;

●	The Corporation may not succeed in establishing, maintaining and strengthening its brand, which would materially and adversely affect customer acceptance of its vehicles, which in turn could materially adversely affect its business, results of operations or financial condition;

●	Increases in costs, disruption of supply or shortage of lithium-ion battery cells could materially adversely affect the Corporation’s business, results of operations or financial condition;

●	Some of the Corporation’s vehicles use lithium-ion battery cells, which have been observed to catch fire or vent smoke and flame;

●	The Corporation is dependent on third-party suppliers, some of which are single-source suppliers, and expects to continue to rely on third-party suppliers;

●	The Corporation may not be able to adequately forecast the supply and demand for its vehicles, its manufacturing capacity or its profitability under supply arrangements, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue;

●	The Corporation’s operating and financial results may vary significantly from period to period due to fluctuations in its operating costs and other factors;

●	The Corporation is developing a dealer network in Canada and the United States, and the Corporation’s growth may be materially adversely affected if it is not able to obtain a sufficient number of dealers to sell its vehicles;

●	The Corporation may experience significant delays in the design, production and launch of its new products;

●	Increased freight and shipping costs or disruptions in transportation and shipping infrastructure could materially adversely impact the Corporation’s business, results of operations or financial condition;

●	The Corporation’s employees and independent contractors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, which could have a material adverse effect on its business, results of operations or financial condition;

●	The Corporation has and may in the future make strategic alliances, partnerships or investments or acquisitions, all of which could divert management’s attention, result in the Corporation incurring significant costs or operating difficulties and dilution to its shareholders and otherwise disrupt its operations and materially adversely affect its business, results of operations or financial condition;

●	Fluctuations in foreign currency exchange rates could result in declines in reported sales and net earnings;

●	The Corporation’s growth will depend on its ability to successfully attract new customers and secure firm purchase orders from them and to retain existing customers and engage them into additional deployments in the future;

●	The Corporation has limited experience servicing its electric bus, the Vicinity Lightning, and its electric truck, the VMC 1200;

●	The Corporation’s future growth is dependent upon the busing industries’ and the Corporation’s other customers’ willingness to adopt battery electric vehicles and specifically the Corporation’s vehicles;

●	Inadequate access to charging stations could impact the demand for all-electric vehicles, and failure by the Corporation to meet user expectations related to, or other difficulties in providing, charging solutions could harm the Corporation’s reputation or materially adversely affect its business, results of operations or financial condition;

●	The Corporation’s inability to leverage vehicle and customer data could impact the servicing of its products, its software algorithms and impact research and development operations;

●	The bus industry and the electric vehicle industry are highly competitive and the Corporation is likely to face competition from a number of sources;

●	The unavailability, reduction or elimination of government and economic incentives due to policy changes, government regulation or otherwise, could have a material adverse effect on the Corporation’s business, results of operations or financial condition;

●	The Corporation’s inability to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which it may apply could have a material adverse effect on its business, results of operations or financial condition;

●	Unfavorable changes in U.S. or Canadian laws or regulations and trade policy, including the imposition of tariffs or quotas, or changes in any free-trade arrangements such as the CUSMA could adversely affect the Corporation’s business, results of operations or financial condition;

●	An adverse determination in any significant product liability claim against the Corporation could materially adversely affect its business, results of operations or financial condition;

●	Significant product repair and/or replacement due to product warranty claims or product recalls could have a material adverse impact on the Corporation’s business, results of operations or financial condition;

●	The Corporation is subject to information technology and cybersecurity risks to operational systems, security systems, infrastructure, integrated software in its vehicles and solutions and customer data processed by it, third-party vendors or suppliers, and any material failure, weakness, interruption, cyber event, incident or breach of security could prevent the Corporation from effectively operating its business, harm its reputation or materially adversely affect its business, results of operations or financial condition;

●	Any unauthorized control or manipulation of the information technology systems in the Corporation’s vehicles could result in loss of confidence in the Corporation and its vehicles and harm its reputation, which could materially adversely affect its business, results of operations or financial condition;

●	The Corporation’s vehicles, as well as the maintenance and repair services it offers to its customers, rely on software and hardware that is highly technical, and if these systems contain errors, bugs or vulnerabilities, or if the Corporation is unsuccessful in addressing or mitigating technical limitations in its systems, the Corporation’s business, results of operations or financial condition could be materially adversely affected;

●	Interruption or failure of the Corporation’s information technology and communications systems could impact the Corporation’s ability to effectively provide the Corporation’s services;

●	The Corporation is subject to evolving laws, regulations, standards and contractual obligations related to data privacy and security, and the Corporation’s actual or perceived failure to comply with such obligations could harm its reputation, subject it to significant fines and liability or adversely affect its business;

●	The performance characteristics of the Corporation’s vehicles, including battery life and range, may vary or decline over time, including due to factors outside of the Corporation’s control;

●	The Corporation relies on unpatented proprietary know-how, trade secrets and contractual restrictions, and not patents, to protect its intellectual and other proprietary rights;

●	The Corporation has a long sales, production, and technology development cycle for new public transit customers, which may create fluctuations in whether and when revenue is recognized, and may have an adverse effect on the Corporation’s business;

●	The Corporation’s business could be adversely affected from an accident or safety incident involving the Corporation’s transit buses or trucks;

●	The Corporation’s work with government customers exposes it to unique risks inherent in government contracting;

●	If the Corporation is unable to obtain bid bonds, performance bonds or letters of credit required by public transit agencies or other customers, the Corporation’s ability to obtain future projects could be negatively affected;

●	The Corporation’s business relies heavily on its specialized sales personnel and technical sales support to market and sell its products, in addition to its key personnel;

●	Regulations related to “conflict minerals” may force the Corporation to incur additional expenses, may make the Corporation’s supply chain more complex and may result in damage to the Corporation’s reputation with customers;

●	Failure to comply with anti-corruption, anti-money laundering and sanction laws, including the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder and similar laws associated with the Corporation’s activities outside of the United States, could subject the Corporation to penalties and other adverse consequences;

●	Cancellations, reductions or delays in customer orders or customer breaches of purchase agreements may adversely affect the Corporation’s results of operations;

●	Fuel shortages, or high prices for fuel, could have a negative effect on sales of the Corporation’s products;

●	Unfavorable global economic conditions and world events may have a material adverse effect on the Corporation’s business, results of operations and financial condition;

●	The Corporation may sell additional common shares or other securities that are convertible or exchangeable into common shares in subsequent offerings or may issue additional common shares or other securities to finance future acquisitions;

●	The market price for the common shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Corporation’s control;

●	The Corporation has not declared and paid dividends in the past and may not declare and pay dividends in the future;

●	Future sales, or the perception of future sales, of common shares by existing shareholders or by us, or future dilutive issuances of common shares by us, could adversely affect prevailing market prices for the common shares;

●	If securities or industry analysts do not publish research or reports about the Corporation’s business, or if they downgrade the common shares, the price of the common shares could decline;

●	The Corporation incurs increased costs as a result of being a public company in the United States and Canada, and management is required to devote substantial time to public company compliance efforts;

●	The Corporation has identified material weaknesses in its disclosure controls and procedures and internal control over financial reporting;

●	The Corporation currently fails to satisfy certain continued listing requirements of Nasdaq, has failed to satisfy certain of these requirements in the past and could fail to satisfy those requirements again in the future, which could negatively affect the market price of its common shares, its liquidity and its ability to raise capital;

●	As a foreign private issuer, the Corporation is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its shareholders;

●	The Corporation is an emerging growth company and intends to take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make the common shares less attractive to investors;

●	The Corporation is governed by the corporate and securities laws of Canada which in some cases have a different effect on shareholders than the corporate laws of the State of Delaware;

●	As the Corporation is a Canadian corporation and most of its directors and officers reside or are organized in Canada, it may be difficult for United States shareholders to effect service on the Corporation, and it may be difficult for Canadian investors to enforce civil liabilities against its directors and officers residing outside of Canada; and

●	If a United States person is treated as owning at least 10% of the common shares, such holder may be subject to adverse U.S. federal income tax consequences.

Business and Operational Risks

The Corporation is and will be dependent on its manufacturing facilities. If one or more of its current or future manufacturing facilities becomes inoperable, capacity constrained or if operations are disrupted, the Corporation’s business, results of operations or financial condition could be materially adversely affected.

The Corporation’s revenue is and will be dependent on the continued operations of its existing manufacturing facilities. To the extent that the Corporation experiences any operational risk including, among other things, fire and explosions, severe weather and natural disasters (such as floods and hurricanes), failures in water supply, major power failures, equipment failures (including any failure of its information technology, air conditioning, and cooling and compressor systems), failures to comply with applicable regulations and standards, labor force and work stoppages, or if its manufacturing facilities become capacity constrained, the Corporation will be required to make capital expenditures even though it may not have available resources at such time. Additionally, there is no guarantee that the proceeds available from the Corporation’s insurance policies will be sufficient to cover such capital expenditures. As a result, the Corporation’s insurance coverage and available resources may prove to be inadequate for events that may cause significant disruption to its operations. Any disruption in the Corporation’s manufacturing processes could result in delivery delays, scheduling problems, increased costs, or production interruption, which, in turn, may result in its customers deciding to purchase products from its competitors. The Corporation is and will be dependent on its manufacturing facilities which will in the future require a high degree of capital expenditures. If one or more of the Corporation’s manufacturing facilities becomes inoperative, capacity constrained or if operations are disrupted, its business, results of operations or financial condition could be materially adversely affected.

The Corporation and its auditors have expressed substantial doubt regarding the Corporation’s ability to continue as a going concern.

The Corporation’s operations are dependent upon its ability to raise capital and generate positive cash flows from operating activities. As at December 31, 2023, the Corporation had negative working capital of $2,862. The continuation of the Corporation as a going concern is dependent on the renewal of its existing $30.0 million credit facility from Royal Bank of Canada (“RBC”) and Export Development Canada (“EDC”) and C$10.0 million asset-based lending facility from RBC, future cash flows from operations consistent with the Corporation’s forecasts, and obtaining necessary financing to fund ongoing operations. The Corporation’s ability to achieve its business objectives is subject to material uncertainty which may raise substantial doubt about the Corporation’s ability to continue as a going concern. Management plans to address this material uncertainty by selling vehicles in inventory and the Corporation’s backlog, collecting accounts receivable, utilizing the Corporation’s existing credit facilities, extending or renegotiating debt agreements where possible, and, from time to time, and at its discretion, selling common shares. There can be no assurance that these endeavors will be successful. Failure to successfully implement management’s plans will have a material adverse effect on the Corporation’s business, results of operations and financial condition, and may materially and adversely affect the Corporation’s ability to continue as a going concern.

The Corporation’s independent registered public accounting firm included an explanatory paragraph expressing substantial doubt relating to the Corporation’s ability to continue as a going concern in its report on the Corporation’s consolidated financial statements for the year ended December 31, 2023. The inclusion of a going concern explanatory paragraph may negatively impact the trading price of the Corporation’s common share, have an adverse impact on the Corporation’s relationship with third parties with whom the Corporation does business, including the Corporation’s customers, and could make it challenging and difficult for the Corporation to raise additional debt or equity financing to the extent needed, all of which could have a material adverse impact on the Corporation’s business, results of operations, financial condition and prospects.

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

In addition, the Corporation operates in multiple jurisdictions and is party to certain agreements with suppliers, vendors, and other third parties located in jurisdictions that could impact enforcement of judgments against such third parties. These agreements may contain provisions that limit such third parties’ liability, require arbitration or litigation in a specific jurisdiction, or provide for indemnification against certain claims. Any limitation in the Corporation enforcing its rights of judgments against suppliers or other third parties could materially adversely affect the Corporation’s business, results of operations or financial condition.

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

The Corporation’s business may not continue to generate cash flow from operations in the future sufficient to satisfy its obligations under its existing indebtedness and any future indebtedness it may incur. If the Corporation is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as reducing or delaying investments or capital expenditures, selling assets, refinancing or obtaining additional equity capital on terms that may be highly onerous or dilutive. The Corporation’s ability to refinance existing or future indebtedness, including its existing credit facilities with RBC and EDC, will depend on the capital markets and its financial condition at such time. The Corporation’s ability to make payments may be limited by law, by regulatory authority or by agreements governing the Corporation’s current or future indebtedness. The Corporation may not be able to engage in these activities on desirable terms or at all. In addition, the Corporation’s ability to finance its operations, capital expenditures and working capital needs could be impacted by a rise in interest rates, as any such increase in interest rates would lead to higher costs of borrowing for the Corporation. The Corporation may not be able to effectively manage its borrowing costs and may lack alternative sources of funding to mitigate risks associated with a rise in interest rates. Any of the foregoing could materially adversely affect the business, results of operations or financial condition.

The Corporation is developing a dealer network in Canada and the United States, and the Corporation’s growth may be materially adversely affected if it is not able to obtain a sufficient number of dealers to sell its vehicles.

The Corporation employs a small and specialized sales force and in February 2023 signed a dealer network development services agreement with Dealer Solutions Mergers and Acquisitions (“DSMA”) to enhance its North American market penetration for its VMC 1200 trucks. The Corporation’s dealer network is expected to be an integral component of its business strategy. The Corporation’s inability to obtain a sufficient number of dealers to sell its vehicles or poor performance by the Corporation’s dealers in originating customer agreements could materially adversely effect the Corporation’s business, results of operations and financial condition. Additionally, misconduct, noncompliance with applicable laws and regulations, fraud or other improper activities by employees, affiliates or independent contractors in the Corporation’s dealer network could materially adversely effect the Corporation’s business, results of operations and financial condition.

The Corporation may experience significant delays in the design, production and launch of its new products.

The Corporation is still in the development and testing phase with respect to certain of its vehicles, including, among others, the Vicinity Lightning. The commercial deliveries of such vehicles are not expected to begin until the second quarter of 2024 (depending on the product) and may occur later or not at all. Any delay in the financing, design, production and launch of any such new vehicles, including future production of the aforementioned all-electric buses and trucks could harm the Corporation’s reputation or materially adversely affect its business, results of operations or financial condition.

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

The North American medium and heavy-duty bus market is highly competitive today and the Corporation expects it will become even more so in the future. The Corporation’s principal competition for their traditional medium and heavy-duty buses come from manufacturers of buses with internal combustion engines powered by diesel and compressed natural gas (“CNG”) fuels. This includes New Flyer, Nova, Gillig and Rev Group, and other automotive manufacturers. The Corporation cannot assure that customers will choose its vehicles over those of its competitors’ traditional buses. As of the date hereof, few battery electric buses are being sold in the United States or Canada. However, the Corporation expects that an increasing number of competitors will enter the electric vehicle market within the next several years and as they do so the Corporation expects that it will experience significant competition. A number of private and public companies have announced plans to offer battery electric buses or trucks, including companies such as GreenPower, Motiv, Mullen and others. Based on publicly available information, a number of these competitors have displayed prototype buses and have announced target availability and production timelines, while others have launched pilot programs in some markets. In addition, the Corporation is aware that competitors, including New Flyer, GreenPower, Lion Electric and others, are currently manufacturing and selling battery electric buses.

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

The Corporation expects to increasingly manufacture some of its vehicles in the United States at the Washington Facility. The U.S. market has been and is expected to continue generating sales growth. Several factors, including weakened international economic conditions, the introduction of new trade restrictions, increased protectionism or changes in free-trade arrangements such as the Canada-United States-Mexico Agreement (the “CUSMA”), tariffs, including without limitation, tariffs between China and the United States due to the recent trade tension, negative geo-political events or an outbreak of infectious disease, a pandemic or a similar public health threat, such as the coronavirus (“COVID-19”) pandemic, could adversely affect such growth. In particular, the U.S. government has adopted a new approach to trade policy and in some cases has attempted to renegotiate or terminate certain existing bilateral or multi-lateral trade agreements. It has also imposed tariffs on certain foreign goods, including steel and certain commercial vehicle parts, which have resulted in increased costs for goods imported into the United States. There is no guarantee that further tariffs or additional trade restrictions will not be implemented on a broader range of products or raw materials. The resulting environment could have a material adverse effect on the Corporation’s business, results of operations or financial condition.

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

The Corporation also collects, uses, discloses, stores, transmits and otherwise processes customer, driver and employee and others’ data as part of its business and operations, which may include personal data or confidential or proprietary information. The Corporation also works with partners and third-party service providers or vendors that may in the course of their business relationship with the Corporation collect, store and process such data on the Corporation’s behalf and in connection with the Corporation’s products and services. There can be no assurance that any security measures that the Corporation or its third-party service providers, vendors, or suppliers have implemented will be effective against current or future security threats. While the Corporation has developed systems and processes designed to protect the availability, integrity, confidentiality and security of the Corporation’s, the Corporation’s customers’, drivers’, employees’ and others’ data, such security measures or those of its third-party service providers, vendors or suppliers could fail and result in unauthorized access to or disclosure, acquisition, encryption, modification, misuse, loss, destruction or other compromise of such data. If a compromise of such data were to occur, the Corporation may become liable under its contracts with other parties and under applicable law for damages and incur penalties and other costs to respond to, investigate and remedy such an incident. Laws in all 50 states of the United States and each province and territory of Canada require the Corporation to provide notice to individuals, customers, regulators, credit reporting agencies and others when certain sensitive information has been compromised as a result of a security breach or where a security breach creates a real risk of significant harm to an individual. Such laws are inconsistent and compliance in the event of a widespread data breach could be costly. Depending on the facts and circumstances of such an incident, these damages, penalties, fines and costs could be significant. Any such event could harm the Corporation’s reputation and result in litigation against it, or otherwise materially adversely affect its business, prospects, results of operations or financial condition.

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

The Corporation’s business could be adversely affected from an accident or safety incident involving the Corporation’s transit buses or trucks.

An accident or safety incident involving one of the Corporation’s transit buses or trucks could expose the Corporation to significant liability and a public perception that the Corporation’s transit buses and products are unsafe or unreliable. The Corporation’s agreements with customers contain broad indemnification provisions, and in the event of a major accident, the Corporation could be subject to significant personal injury and property claims that could subject the Corporation to substantial liability. While the Corporation maintains liability insurance in amounts and of the type generally consistent with industry practice, the amount of such coverage may not be adequate to cover fully all claims, and the Corporation may be forced to bear substantial losses from an accident or safety incident. In addition, any accident or safety incident involving one of the Corporation’s buses, even if fully insured, could harm the Corporation’s reputation and result in a loss of future customer demand if it creates a public perception that the Corporation’s transit buses are unsafe or unreliable as compared to those offered by other transit bus manufacturers or other means of transportation. While the Corporation has not experienced significant accident or safety incidents involving its transit buses or other products, the Corporation has experienced malfunctions, such as thermal events and a bus fire related to low voltage wiring. Also, any accident or safety incident involving the buses of the Corporation’s competitors could result in reduced customer demand if it creates a public perception that bus transit in general is unsafe or unreliable. There are also risks particular to the operation of electric transit buses or electric trucks, and the Corporation’s business could be adversely affected by an accident or safety incident involving the Corporation’s battery systems, electrification and charging solutions, fleet and energy management systems or electric transit buses. Such an incident could expose the Corporation to significant liability and a public perception that the Corporation’s electric transit buses are unsafe or unreliable. As a result, any accident or safety incident involving the Corporation’s buses, or the buses of the Corporation’s competitors, could materially and adversely affect the Corporation’s business, prospects, financial condition and operating results.

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

Deisel or CNG fuel is required for the operation of most of the Corporation’s vehicles and there is no assurance that the supply of these products will continue uninterrupted or that the price of or tax on these products will not significantly increase. High fuel costs generally drive greater demand for better fuel economy and substantial increases in the price of fuel have had a material adverse effect on the specialty vehicle industry as a whole in the past and could have a material adverse effect on the Corporation’s business in the future. Fluctuations in fuel prices have also historically negatively impacted consumer confidence and increased customer preferences for alternative fuel vehicles, only some of which the Corporation produces. The Russia-Ukraine conflict could increase instability in fuel prices.

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

Risks Relating to our Securities

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

Any decision to declare and pay dividends in the future will be made at the discretion of the Corporation’s board of directors (the “Board”) and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Board may deem relevant. As a result, investors may not receive any return on an investment in the common shares unless they sell their common shares for a price greater than that which such investors paid for them.

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

To achieve compliance with Section 404 within the prescribed period, the Corporation will document and evaluate its ICFR, which is both costly and challenging. In this regard, the Corporation needs to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of its ICFR, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for ICFR. Despite the Corporation’s efforts, there is a risk that neither the Corporation nor its independent registered public accounting firm will be able to conclude within the prescribed timeframe that the Corporation’s ICFR is effective as required by Section 404. This could result in a determination that there are one or more material weaknesses in the Corporation’s ICFR, which could cause an adverse reaction in the financial markets due to a loss of confidence in the reliability of the Corporation’s consolidated financial statements. In addition, in the event that the Corporation is not able to demonstrate compliance with the Sarbanes-Oxley Act, that its internal control over financial reporting is perceived as inadequate, or that it is unable to produce timely or accurate financial statements, investors may lose confidence in its operating results and the price of the common shares may decline. In addition, if the Corporation is unable to continue to meet these requirements, it may not be able to remain listed on Nasdaq.

The Corporation has identified material weaknesses in its disclosure controls and procedures and internal control over financial reporting. If not remediated, the Corporation’s failure to establish and maintain effective disclosure controls and procedures and internal control over financial reporting could result in material misstatements in its financial statements and a failure to meet its reporting and financial obligations, each of which could have a material adverse effect on its financial condition and the trading price of its common shares.

Maintaining effective internal control over financial reporting and effective disclosure controls and procedures are necessary for the Corporation to produce reliable financial statements. As discussed in Item 15 - “Controls and Procedures” in this Annual Report, the Corporation’s management evaluated the Corporation’s internal control over financial reporting and its disclosure controls and procedures and concluded that they were not effective as of December 31, 2023.

A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Corporation’s annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the audit of the Corporation’s financial statements for the year ended December 31, 2023, material adjustments were required to revenue, receivables, inventory, cost of sales, accounts payable and accrued liabilities and unrealized foreign exchange impact on the cash flow statement prior to the issuance of the financial statements for the year ended December 31, 2023. As a result, management has concluded that it has material weaknesses related to the controls over the financial statement close process. Specifically, the Corporation failed to properly apply GAAP related to non-routine revenue transactions and to perform adequate review of the statement of cash flows.

The above-described material weaknesses have not been remediated as of the filing of this Annual Report. Management is actively engaged in the planning for, and implementation of, remediation efforts to address both the material weaknesses identified above and to enhance the Corporation’s overall internal control over financial reporting and disclosure controls and procedures. As management continues to evaluate and improve the Corporation’s internal control over financial reporting and disclosure controls and procedures, management may determine to take additional measures to improve controls. The Corporation is working to remediate the material weaknesses as efficiently and effectively as possible, but the material weaknesses cannot be considered fully remediated until the updated policies and training have been in place and operated for a sufficient period of time to enable management to conclude, through testing, that these controls are designed and operating effectively. Moreover, there can be no assurance that additional material weaknesses will not arise in the future. Even effective internal control can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. Any failure to remediate the material weakness or the development of new material weaknesses in the Corporation’s internal control over financial reporting, could result in material misstatements in its financial statements, which in turn could have a material adverse effect on its financial condition and the trading price of its common shares.

The Corporation currently fails to satisfy certain continued listing requirements of Nasdaq, has failed to satisfy certain of these requirements in the past and could fail to satisfy those requirements again in the future, which could negatively affect the market price of its common shares, its liquidity and its ability to raise capital.

The Corporation received a letter from the Listings Qualifications Department of Nasdaq on October 25, 2023 notifying the Corporation that it was not in compliance with Listing Rule 5550(a)(2), which requires the listed securities of the Corporation to maintain a minimum bid price of $1.00 per share. The Corporation had not met the requirement for a period of 30 consecutive business days prior to receipt of the Nasdaq letter. The Corporation has a compliance period of 180 calendar days or until April 22, 2024, to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the compliance period the Corporation’s closing bid price is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Corporation with a written confirmation of compliance and the matter will be closed. As of the date of this Annual Report, the common share per share closing bid price remains below $1.00. In the event the Corporation does not regain compliance by April 22, 2024, the Corporation may be eligible for an additional 180 calendar day compliance period. To qualify, the Corporation would need to, among other things, meet the continued listing requirement for the market value of publicly held shares and all other initial listing standards for Nasdaq , with the exception of the minimum bid price requirement, and provide written notice to Nasdaq that it intends to cure the deficiency during the second compliance period. There is no guarantee that the Corporation will regain compliance with the minimum bid price requirement, that the Corporation will maintain compliance with other Nasdaq listing standards, or that the Corporation will be eligible for a second compliance period. If Nasdaq concludes that the Corporation will not be able to cure the deficiency during the second compliance period, or the Corporation does not make the required representations, then Nasdaq will give notice that the common shares are subject to delisting and the Corporation will be able to appeal that delisting before a Nasdaq hearings panel. The Corporation’s management is reviewing various options available to the Corporation in order to regain compliance and continued listing on Nasdaq . The delisting of the Corporation’s common shares from Nasdaq could negatively impact the Corporation because it: (i) could reduce the liquidity, and possibly the market price, of the common shares; (ii) could reduce the number of U.S. investors willing to hold or acquire its common shares, which could negatively impact the Corporation’s ability to raise equity financing; and (iii) would limit the Corporation’s ability to use certain types of registration statements in the United States to offer and sell freely tradable securities, thereby preventing the Corporation from accessing the U.S. public capital markets.

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

The Corporation is governed by the corporate and securities laws of Canada which in some cases have a different effect on shareholders than the corporate laws of the State of Delaware.

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

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of the common shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in its group. Because the Corporation’s group includes one or more non-U.S. subsidiaries, the Corporation expects that certain of its non-U.S. subsidiaries will be treated as controlled foreign corporations (regardless of whether or not it is treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether it makes any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. The Corporation cannot provide any assurances that it will assist investors in determining whether any of its non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in the common shares.

Item 4. Information on the Company.

4.A History and Development of the Company.

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

The Corporation’s common shares are publicly traded on the TSX Venture Exchange (“TSXV”) under the symbol “VMC”, on the Nasdaq Capital Market (“Nasdaq”) under the symbol “VEV” and on the Frankfurt Stock Exchange (the “FSE”) under the symbol “6LGA”.

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

The Corporation’s registered office is located at Suite 2501 - 550 Burrard Street, Vancouver, BC, Canada V6C 2B5. The Corporation’s mailing address is 3168 262nd Street, Aldergrove, BC, Canada V4W 2Z6. Its telephone number is 1-604-674-9170.

Certain additional information about the Corporation is included in Item 4.B “Business Overview” and is incorporated herein by reference.

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

4.B Business Overview.

The Corporation designs, builds and distributes a full suite of mid-size transit buses for public and commercial use, including electric, CNG and clean diesel buses and also commercial electric trucks (collectively, the “Vicinity Vehicles”). The Corporation has been successful in supplying Canadian and U.S.-based municipal transportation agencies and private operators with a full suite of transit buses for public and commercial use, including electric, CNG and clean diesel buses (collectively, “Vicinity Buses”). The Corporation, with its strong distribution chain in the United States, is actively pursuing opportunities in public and private transit fleet operations that would benefit from the Corporation’s vehicles.

The Corporation has worldwide strategic partnerships and supply agreements to manufacture Vicinity products in Europe, Asia, Canada, and the United States. In 2023, the Corporation completed the construction of an assembly plant in Ferndale, Washington State (the “Washington Facility”), a cost-effective location in proximity to the border between Canada and the United States. The Washington Facility produces EV truck units and is capable of producing electric, CNG, and clean diesel buses across various sizes and powertrains compliant with the “Buy America” Act.

In a large and unsaturated market segment, the Corporation is poised for continued sales growth with its Vicinity Vehicles sizes across Canada and the United States. The Corporation is at the forefront of the changeover of industrial combustion engines to electric vehicles for the bus and truck markets.

The Corporation has established a Disadvantaged Business Enterprise program in accordance with regulations of the U.S. Department of Transportation, 49 CFR Part 26.

The Corporation’s revenue is summarized as follows:

(U.S. dollars in thousands)	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
	$	$	$
Vehicle Sales:
Bus Sales	6,678	11,699	16,247
Truck Sales	6,973	982	—
Shuttle Sales	—	484	—
Other revenue:
Spare part sales	5,219	5,183	2,436
Operating lease revenue	180	127	871
Total Revenue	19,050	18,475	19,554

Products

Vicinity Vehicles

General

Vicinity Buses were born from a need expressed by transit systems looking for a durable, reliable, customer oriented mid-size vehicle at a reasonable price point. The Corporation designs the Vicinity Buses with affordability, accessibility and global responsibility in mind. The Vicinity Buses cost significantly less than a 40 foot bus and are considerably more durable than cut-away buses which are based on a truck chassis.

The VMC Truck line builds on the in-house expertise of electric commercial vehicle development the Corporation has invested in the transit bus business expanding product reach into the broad commercial truck market, specifically Class 3 low cab forward chassis solutions.

Vicinity Classic

Vicinity’s flagship bus offers significant fuel savings, lower upfront costs, low operating costs, and provides a smoother ride than competitors providing greatly improved overall value. The Vicinity Buses are designed to meet North America’s rigorous operating conditions and are durability tested by the Federal Government at Altoona, Pennsylvania. Vicinity Buses are ranked “Best in Class” in the U.S. Federal Transit Administration’s Bus Test Program.

Vicinity Buses’ features include:

●	Big bus technology in a compact, affordable platform;

●	Worry-free two-year bumper-to-bumper warranty;

●	Galvanized steel monocoque structure;

●	Air ride with independent front suspension;

●	Bonded windows;

●	Fiberglass body panels;

●	Cummins engine;

●	ZF, Allison or Voith transmission;

●	Low floor step-free entry with ADA compliant front entry ramp; and

●	Customizable electronic “smart bus” technical features.

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

The Vicinity Lightning is a low-floor transit bus, scaled down for a diverse range of uses including transit, airports, community shuttles, para-transit, university shuttles, corporate and other unique applications. The Vicinity Lightning is designed from the ground up and purpose-built to use commercially available high-volume, reliable components from the automotive industry. It features 19.5 inch tires and hydraulic disc brakes, high-power AC direct on-board charging and DC fast charging options. Its design allows it to fit into any standard commercial garage with no major infrastructural electrical upgrades.

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

VMC 1200 Electric Truck

The VMC 1200 is a fully electric Class 3 commercial EV which has the power and potential to transform the freight industry in North America. Powered by cutting edge Li-Ion battery technology the VMC 1200 is a 11,000 gross vehicle weight rating medium-duty electric truck with a 5,000-pound load capacity and range up to 150 miles on a single charge. The popular cab-over design provides ease of operation, maneuverability, visibility and simplified body integration.

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

Washington Facility

The Washington Facility is the Corporation’s state-of-the-art, 100,000 square foot U.S. manufacturing campus located in Ferndale, Washington. The Corporation’s operations at the Washington Facility include vehicle assembly and upfitting, “Buy America” compliant assembly, pre-delivery inspections, research and development, as well as general technical work and servicing. The Washington Facility began production during the third quarter of 2023.

Marketing

The Corporation’s sales team is focused on the goal of securing purchase orders from commercial transportation companies, transit operators, government agencies and universities.

The Corporation’s priority is to generate customers across all sectors targeted by the Corporation including, but not limited to, transit, shuttle, universities, government and commercial sectors. Many of the Corporation’s existing customers or potential new customers have other buses in their fleet that the Corporation may potentially replace with the Classic and the Vicinity Lightning. Ultimately, the Corporation intends to be the best choice for buses in this segment regardless of the fuel type that the customer chooses.

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

Competitive Market Conditions

The North American medium and heavy-duty bus market is highly competitive today and the Corporation expects it will become even more so in the future. The Corporation’s principal competition for their traditional medium and heavy-duty buses come from manufacturers of buses with internal combustion engines powered by diesel, CNG fuels and battery electric power. This includes New Flyer, Nova, Gillig and Rev Group, and other automotive manufacturers. The Corporation cannot be assured that customers will choose its vehicles over those of its competitors’ traditional buses. The Corporation expects that an increasing number of competitors will enter the electric vehicle market within the next several years and as they do, the Corporation expects that it will experience significant and growing competition. A number of private and public companies have announced plans to offer battery electric buses, including companies such as GreenPower, Motiv, Lightning Motors and others. Based on publicly available information, a number of these competitors have displayed prototype buses and have announced target availability and production timelines, while others have launched pilot programs in some markets. In addition, the Corporation is aware that competitors, including New Flyer, GreenPower, Lion Electric and others, are currently manufacturing and selling battery electric buses.

Components

The Corporation utilizes a global supply chain for component parts for buses ensuring high quality and cost-effective products with the highest safety standards. Wherever possible there are multiple suppliers for components to ensure there is no economic dependence on any individual supplier.

However, as a result of the COVID-19 global pandemic and macroeconomic conditions, some of the Corporation’s suppliers suspended or scaled back their operations resulting in supply chain disruptions all over the world which continue to impact the Corporation and timing for deliveries of component parts for production of its vehicles. These impacts resulted in order backlogs for the Corporation’s vehicles. The Corporation actively pursues opportunities to offset and balance supply chain risks through design and evaluation of alternative vendors and resources where possible.

Intangible Properties

The Corporation has invested significant resources in developing its suite of Vicinity Buses. The Corporation created and own the rights to the design of its buses and ongoing product development. The Corporation has intellectual property agreements in place where necessary with partners and developers ensuring oversight over maintaining internally created or developed intellectual property. The Vicinity Buses use key components from established third-party suppliers. The Corporation does not currently have patents and licenses but may choose to obtain patents and licenses on its designs, processes or inventions in the future.

Cycles

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

The Corporation does not expect the market for transit buses to experience normal cyclical or seasonal changes. The EV truck market has more steady demand than the transit bus industry.

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

Foreign Operations

The Corporation has worldwide strategic partnerships to manufacture its products in Europe, Asia, Canada, and the United States. As the Corporation continues to grow, the Corporation expects to expand its U.S. operations. The Washington Facility began production during the third quarter of 2023.

There are risks associated with foreign operations, including currency risk and regulatory risk. In the event there is a dispute, the Corporation may be unable to obtain legal remedy or legal proceedings may be prohibitively expensive.

Lending

The Corporation’s operations generally do not include any lending operations. Invoices paid by customers must be paid in a reasonable time period.

4.C Organizational structure.

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

The current organization structure of the Corporation is as follows:

4.D Property, plants and equipment.

The Corporation completed construction of the Washington Facility in early 2023. The plant is approximately 100,000 square feet situated on approximately 4.2 acres. The Corporation’s operations at the Washington Facility include vehicle assembly and upfitting, “Buy America” compliant assembly, pre-delivery inspections, research and development, as well as general technical work and servicing. The Washington Facility began production during the third quarter of 2023.

The Corporation leases approximately 2.5 acres in Aldergrove, British Columbia, Canada, serving as corporate headquarters, a manufacturing facility, a research and development center, and warehouse space. The Aldergrove location is a 30 minute drive from the plant in Ferndale, Washington.

As of the date of this Annual Report, the Corporation has no new plans for further acquisition or construction of new buildings as management believes that the Corporation’s current space will handle all capacity issues in the current fiscal year.

Item 4A. Unresolved Staff Comments.

None.

Item 5. Operating and Financial Review and Prospects.

The following discussion of the Corporation’s results of operations should be read together with the Annual Financial Statements and the related notes, which appear elsewhere in this Annual Report. The following discussion contains forward-looking statements that reflect the Corporation’s current plans, estimates and beliefs and involve risks and uncertainties. The Corporation’s actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this Annual Report, including in “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

A discussion regarding the Corporation’s financial condition and results of operation for the fiscal year ended December 31, 2023, compared to the fiscal year ended December 31, 2022, is presented below. A discussion regarding the Corporation’s financial condition and results of operations for fiscal year ended December 31, 2022, compared to the fiscal year ended December 31, 2021, unless otherwise noted, can be found under Item 5 in the Corporation’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023, which is available on the SEC’s website at https://www.sec.gov and on the SEC Filings section of the Financials section of the Corporation’s website at: https://ir.vicinitymotorcorp.com/sec-filings/.

5.A Operating results.

About the Corporation

The Corporation is a Canadian company that is a North American supplier of electric vehicles for both public and commercial enterprise use. The Corporation leverages a dealer network and close relationships with manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity Buses and the VMC 1200 electric truck.

Fourth Quarter and Subsequent Highlights

●	Order backlog as of December 31, 2023 exceeded $125 million, of which electric vehicles accounted for over 75%.

●	Secured four new VMC 1200 distribution agreements to establish new dealerships in strategic markets across Canada, including two new dealerships in Ontario, one new dealership in Quebec, and one new dealership in Alberta.

●	Invoiced 71 EV trucks to dealers in December of 2023, which were not recognized as revenue in 2023 results, with upfitting of boxes and delivery of trucks scheduled in 2024.

●	Partnered with automated driving software platform provider ADASTEC Corp. to create a “SAE Level-4” automated Vicinity Lighting EV transit bus (the Vicinity Autonomous Lightning EV) for the North American market, signing agreements to deploy a vehicle at both Michigan State University and the Buffalo Niagara Medical Campus in mid-2024.

●	Secured new orders for 20 Vicinity™ Classic Clean Diesel Buses from Autobus La Québécoise for delivery in 2024 in Quebec, Canada.

●	Revenue for the three months ended December 31, 2023 of $5,093 compared to $2,035 for the three months ended December 31, 2022.

●	Net loss for the three months ended December 31, 2023 of $9,108 compared to net loss of $3,828 for the three months ended December 31, 2022.

●	Adjusted EBITDA loss for the three months ended December 31, 2023 of $3,178 compared to an adjusted EBITDA loss of $1,424 for the three months ended December 31, 2022 (see “Non-GAAP and Other Financial Measures”).

●	Deliveries of 11 Vicinity Buses for the three months ended December 31, 2023 compared to deliveries of 11 Vicinity trucks for the three months ended December 31, 2022.

●	Revenue of $19,050 for the year ended December 31, 2023 compared to $18,475 for the year ended December 31, 2022.

●	Net loss of $16,633 for the year ended December 31, 2023 compared to a net loss of $17,948 for the year ended December 31, 2022.

●	Adjusted EBITDA loss of $6,865 for the year ended December 31, 2023 compared to an adjusted EBITDA loss of $7,438 for the year ended December 31, 2022 (see “Non-GAAP and Other Financial Measures”).

●	Deliveries of 65 Vicinity trucks and 22 Vicinity Buses for the year ended December 31, 2023 compared to delivery of 38 buses, 11 trucks and four shuttles for the year ended December 31, 2022.

The Corporation’s results for the three months ended December 31, 2023 included deliveries of 11 Vicinity buses, revenue of $5,093, net loss of $9,108 and gross loss of $442 which was (9)% of revenue (see “Non-GAAP and Other Financial Measures”). The gross margin for the three months ended December 31, 2023 was negatively affected by the low volume of vehicles sold and the write-down of aged bus inventory for $220.

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

The Corporation’s results for the year ended December 31, 2023 included deliveries of 65 Vicinity trucks and 22 Vicinity buses, revenue of $19,050, net loss of $16,633 and gross profit of $2,136. Results for the year ended December 31, 2022 were 38 buses, 11 trucks and four Optimal shuttles delivered, revenue of $18,475, net loss of $17,948 and gross profit of $440.

Gross margin for the year ended December 31, 2023 was 11% of revenue compared to 2% of revenue in 2022 (see “Non-GAAP and Other Financial Measures”). Margin for 2023 was positively affected by an expired warranty adjustment of $860 during the period offset by the write-down of aged bus inventory for $220. Excluding these adjustments, the gross margin for the year ended December 31, 2023 would have been 8%. The higher margins realized in 2023 are mainly a result of a product mix that has shifted more towards electric trucks, which generally have a higher margin than most traditional buses sold by VMC. Margins for 2022 were negatively affected by product mix, the low volume of vehicles delivered and a write-down of aged bus inventory and aftermarket parts for $1,296 partially offset by cost adjustments of approximately $800 from a supplier.

Adjusted EBITDA loss for the year ended December 31, 2023 was $6,865 compared to a loss of $7,438 for the year ended December 31, 2022 (see “Non-GAAP and Other Financial Measures”). Gross profit increased by $1,696 in the year ended December 31, 2023, when compared to the prior year due to higher deliveries in 2023, a product mix that has shifted more towards electric trucks at higher margins, and a positive adjustment for expired warranty in 2023.

Recent Developments

In February 2023, the Corporation announced the closing of a new $30.0 million credit facility to be used for up to 100% of eligible production costs for the VMC 1200 truck. The Corporation also announced the renewal of an asset based lending facility for C$10.0 million for use with bus orders. The facilities were initially due to expire on February 16, 2024, and the Corporation received a 60-day extension subsequent to December 31, 2023; facility will expire on April 16, 2024, and may be renewed on a yearly basis at the discretion of the lender. The facility has an interest rate of prime plus 2% and is secured by existing assets of the Corporation.

In February 2023, the Corporation announced the signing of a dealer network development services agreement DSMA to enhance North American market penetration for its VMC 1200 electric trucks.

During the three months ended March 31, 2023, the Corporation issued 925,667 common shares at prices ranging from $0.87 to $1.01 per share for net proceeds of $824 through its “at-the-market” equity distribution program approved in 2021.

In May 2023, the Corporation announced the closing of a new $9.0 million credit facility with Export Development Canada to be used for operating costs and equipment purchases at the Washington Facility.

In May 2023, the Corporation announced an order of 42 buses from Transdev for delivery in 2024 to be used in the greater Montreal, Quebec area.

In September 2023, the Corporation announced an order from Simcoe County, Ontario, Canada for four Vicinity™ Classic buses marking the County’s 7th re-order from the Corporation.

In September 2023, the Corporation announced the amendment and extension of a C$10.3 million debenture with principal being repaid in quarterly tranches starting in April of 2024 and ending in October of 2024. Along with the amendment, the Corporation cancelled 1.0 million warrants issued to the lender and issued 1.5 million new warrants.

In September 2023, the Corporation announced an order from the Village of New Square, New York for four Vicinity™ Classic buses.

In September 2023, the Corporation announced the signing of a distribution agreement for VMC 1200 EV trucks with Quebec based owners of Lussier Chevrolet Buick GMC Ltd with an initial order of 25 trucks and a first year sales target of 100 trucks.

In October 2023, the Corporation announced a partnership with ADASTEC for automated transit buses to create an SAE Level-4 automated Vicinity Lighting EV transit bus, the Vicinity Autonomous Lightning EV, for the North American market. The Corporation also announced orders from Michigan State University and the Buffalo Niagara Medical Campus to deploy initial Vicinity Autonomous Lightning Electric transit buses.

In December 2023 and February of 2024, the Corporation announced new bus orders for 20 clean diesel buses from Autobus La Québécoise, part of Groupe La Québécoise, for delivery in 2024 in Quebec, Canada.

In January of 2024, the Corporation announced new VMC 1200 distribution agreements with four new dealers across Canada:

●	Jack Carter VMC trucks will operate in Southern Alberta.

●	Shift Electric Vehicles will operate as Vicinity Trucks West Toronto, in the Toronto, Ontario region.

●	Peninsula VMC Truck Centre will operate in the Southern Toronto region of Ontario.

●	Groupe Taddeo Auto will operate as VMC Laval in the Montreal area of Quebec.

Supply Chain Update

Consistent with other manufacturing and automotive companies, the Corporation continues to experience delays from some suppliers and shipping companies due to ongoing supply chain shortages related to bus production, which has affected deliveries originally scheduled for delivery in 2022 and 2023. Sales activity, for both the pipeline and order book, has strengthened significantly during 2022 and 2023 for future deliveries. The Corporation’s manufacturing partners are operating and currently producing to meet the Corporation’s needs. Although deliveries may be delayed, purchase orders are firm and will be delivered when product is made available and once the Corporation can work its way through delayed production backlog. The Corporation continues to work with its customers to communicate ongoing supply chain issues to manage expected delivery timelines.

The Corporation’s supply chain is currently working to provide it with the necessary components, although delayed in certain circumstances, for production and aftermarket part sales. Even though supply chains have improved from prior years, the Corporation continues to experience longer lead times of key components resulting in production related inefficiencies.

The Corporation is working through supply chain concerns and well-positioned to serve its customers. The Corporation continues to monitor the industry and supply chain issues closely and it is responding swiftly and effectively to protect the interests of its stakeholders. The Corporation is confident that its skilled and loyal workforce, the diversification and strength of its business model, and its strong partner relationships position it well to navigate the current environment.

Outlook

Management expects the Corporation to maintain its strong market segment leadership position for mid-size heavy duty buses in Canada and continue to make progress in the United States with private operators and public transit agencies. The external pressures to “right size” vehicles for their applications and ridership levels along with the availability of funding in Canada and the United States create an ideal environment for the Corporation to prosper. Even with the challenges remaining from ongoing supply chain disruptions for bus manufacturing, the outlook for the Corporation, including significant growth in the United States, remains very positive. The supply chain for the VMC 1200 truck has been more insulated from global disruptions than the problems the Corporation has experienced with the availability of bus components.

Order activity for deliveries in 2024 and beyond remains strong across Vicinity product lines, including the Vicinity Lightning™ EV and VMC 1200 trucks. The demand for the VMC 1200 electric truck has exceeded expectations with a solid pipeline of further orders expected to be finalized and announced in the near future. The Corporation currently has six dealers in Canada with more expected to be announced in 2024 in Canada and the United States. A launch into the U.S. market is well underway and expected in 2024. The addition of a partnership with DSMA will enhance VMC 1200 market penetration in North America through DSMA’s existing dealer relationships and automotive industry knowledge.

The Washington Facility has now been completed and the facility is operational. The Corporation received its certificate of occupancy in 2023. The Corporation has also finalized the certification of the Washington Facility as a Foreign Trade Zone to manage any potential duties during the manufacturing process. The facility produces EV trucks and is capable of producing buses that are “Buy America” Act compliant.

Funding announcements in both the United States and Canada have shown a commitment to improving transit through investing heavily in transit and zero emission transit solutions. In the United States, the Infrastructure Investment and Jobs Act (“IIJA”), the successor to the Fixing America’s Surface Transportation Act (“FAST Act”), is a $1.2 trillion infrastructure bill that includes increased funding for transit, specifically for the purchase of low or zero emission vehicles and investments to modernize existing transit systems. Orders for EV buses are anticipated to strengthen through to 2025 with the expected funding from this program. The IIJA provides $86.9 billion in funding for the Federal Transit Administration (“FTA”) over five years. The FTA funds up to 80% of the cost of qualifying “Buy America” buses.

The Canadian government has committed C$17.6 billion in new spending through 2027 that will go towards a “green recovery” for Canadian public transit and announced aggressive emissions reductions targets with a goal to be net-zero by 2050.

The VMC 1200 is eligible for both Canadian federal and provincial rebates currently being offered for commercial electric vehicles. The federal rebate is currently C$40,000 per vehicle with the provincial rebates varying across the country. Currently, the provincial rebates for commercial electric vehicles in British Columbia and Quebec are the highest with rebates of up to 33% of manufacturer suggested retail price, or C$51,000, in British Columbia, and C$60,000 to C$85,000 per vehicle, depending on the battery size, in Quebec.

Although the proposed legislations and funding announcements from the Canadian and U.S. governments are encouraging for the transit industry, the Corporation does not yet know how or when all proposed funds will materialize and the expected impact on financial performance of the Corporation.

The Corporation has shifted the majority of its business to zero emission vehicles through the expansion of its product lines with the addition of the 100% zero emission electric Vicinity Lightning™ bus and the introduction of the 100% electric trucks to its product lineup to reduce the Corporation’s exposure to periods of inconsistent quarterly revenues from the bus industry. The Vicinity heavy duty “Classic” bus is planned for electrification in 2024, with potential deliveries in 2025, which will place the Corporation in an excellent position to capture market share as the demand for zero emissions buses grows. Municipalities of all sizes across Canada and the United States along with private operators in multiple sectors are looking for a robust low floor accessible bus to replace their cutaways and internal combustion engine propelled heavy duty buses. The first Vicinity Lightning™ EV buses are currently in production for initial customers. Vicinity 1200 trucks are in production and available to fill high volume demands for the electric truck markets. The first Vicinity 1200 trucks were delivered in November of 2022.

As with the entire global manufacturing industry, the Corporation is exposed to increased inflation with respect to parts and raw materials purchased by the Corporation. The Corporation has already ordered the majority of components for current builds or has fixed pricing in place to reduce the short term exposure. Future impacts for higher input costs will be mitigated through higher pricing for new bids or purchase price index provisions in multiyear contracts.

Aftermarket parts sales are expected to continue to increase as the Corporation’s bus fleets get older and new vehicles are placed into service.

Tariffs, Invasion of Ukraine, Conflict in the Middle East, and COVID-19

Management continues to closely monitor negotiations and ongoing global trade discussions which may influence the Corporation. The Corporation is implementing purchasing, shipping and assembly modifications to best adapt to the current trade environment and strengthen its U.S.-based operations and component sourcing.

There have been no significant direct impacts to date on supply chains related to the Russian invasion of Ukraine and the conflict in the Middle East. The Corporation does not have direct suppliers based in either Russia, Ukraine, or the Middle East, but additional supply delays may arise as the conflict progresses if component supplies of the Corporation’s suppliers are affected.

Lingering disruptions from COVID-19 continue to have ongoing effects on the supply chain for certain critical components. The medium and long-term recovery of the Corporation’s end markets from the COVID-19 pandemic are currently unknown but are expected to be dependent on manufacturing and supply chain capabilities, and economic activity.

Summary of Quarterly Results

The following selected financial information is derived from unaudited quarterly financial statements of the Corporation.

(U.S. dollars in thousands, except earnings per share - unaudited)	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022
	$	$	$	$	$	$	$	$
Revenue	5,093	6,491	4,816	2,649	2,035	1,515	11,742	3,183
Gross (loss) profit	(442)	511	1,593	473	(560)	(234)	1,024	210
Net loss	(9,108)	(4,389)	(701)	(2,436)	(3,828)	(7,445)	(3,789)	(2,887)
Basic and diluted earnings (loss) per share	(0.20)	(0.10)	(0.02)	(0.05)	(0.08)	(0.19)	(0.10)	(0.08)

Cash and cash equivalents	2,026	1,969	7,264	1,783	1,622	1,115	9,357	11,016
Working capital	(2,862)	7,025	6,775	2,716	1,573	2,075	8,250	8,664
Total assets	74,195	72,576	68,327	56,522	55,032	58,272	65,762	73,268
Non-current financial liabilities	9,490	13,918	10,094	4,176	1,627	7,962	8,349	1,035

Variability of revenues, gross profit (loss), and net income (loss) over the past eight quarters is mainly driven by the timing and delivery of buses and trucks.

Three Months Ended December 31, 2023 Earnings Review

(U.S. dollars in thousands, except earnings per share - unaudited)	Three months ended December 31, 2023	Three months ended December 31, 2022
	$	$
Revenue	5,093	2,035
Gross (loss)	(442)	(560)
Net loss	(9,108)	(3,828)
Basic and diluted earnings (loss) per share	(0.20)	(0.08)

Revenue

Revenue for the three months ended December 31, 2023 was $5,093 compared to $2,035 for the three months ended December 31, 2022, representing a 150% increase mainly due to the number of deliveries in the three months ended December 31, 2023. This represented deliveries of 11 buses versus 11 truck deliveries in the previous period.

Gross Margin

Gross margin for vehicle sales and other revenue for the three months ended December 31, 2023 was a loss of $442 or (9)% of revenue (see “Non-GAAP and Other Financial Measures”) as compared to the three months ended December 31, 2022, which had a gross loss of $560 or (28%) of revenue (see “Non-GAAP and Other Financial Measures”). The gross margin for the three months ended December 31, 2023 was negatively affected by the low volume of vehicles sales as well as a write-down of aged bus inventory for $220. The gross margin for the three months ended December 31, 2022 was negatively affected by the low volume of vehicles sold and a write-down of aged bus inventory and aftermarket parts of $1,296 partially offset by cost adjustments of approximately $800 from a supplier. Excluding these write-downs and cost adjustments, the adjusted gross margin for the three months ended December 31, 2022 would have been (3%).

Net Loss

Net loss for the three months ended December 31, 2023 was $9,108 compared to the net loss for the three months ended December 31, 2022 of $3,828. The increase in net loss is the result of the write-down of an intangible asset in Q4 2023.

The Corporation wrote-down the Optimal Electric Vehicles, LLC (“Optimal EV”) license intangible asset in the fourth quarter of 2023 for $5.0 million due to the ongoing lawsuit against Optimal EV for multiple breaches of the Sales and Marketing Agreement between the Corporation and Optimal EV. Although management is confident of a judgment in their favor, Optimal EV’s ability to pay is currently unknown. Given this uncertainty, the Corporation used a probability weighted scenarios model to assess the likely payment outcomes and associated risks and has reduced the carrying amount of the asset to $6,000 as at December 31, 2023. The Corporation is pursuing greater than $12,000 from Optimal EV with this lawsuit for allegations of fraud. The arbitration date is scheduled for July 2024.

Year Ended December 31, 2023 Earnings Review

(U.S. dollars in thousands, except earnings per share - unaudited)	Year ended December 31, 2023	Year ended December 31, 2022
	$	$
Revenue	19,050	18,475
Gross profit	2,136	440
Net income (loss)	(16,633)	(17,948)
Basic and diluted earnings (loss) per share	(0.36)	(0.45)

Revenue

During the year ended December 31, 2023, the Corporation sold 65 Vicinity EV trucks and 22 Vicinity Buses compared to the year ended December 31, 2022 where the Corporation sold 38 Vicinity Buses, 11 Vicinity EV trucks and four shuttle buses. Revenue from vehicle sales was $13,651 for the year ended December 31, 2023 compared to $13,165 for the year ended December 31, 2022. Average sales price per vehicle varies with customers and product mix. Revenue from the sales of parts and other sources was $5,399 for the year ended December 31, 2023 compared to $5,310 for the year ended December 31, 2022.

Gross Margin

Gross profit increased by $1,696 in the year ended December 31, 2023, when compared to the prior year. Gross profit for the year ended December 31, 2023 was $2,136 or 11% of revenue (see “Non-GAAP and Other Financial Measures”) as compared to the year ended December 31, 2022, which had a gross profit of $440 or 2% of revenue (see “Non-GAAP and Other Financial Measures”). The gross margin for the year ended December 31, 2023 was positively affected by an expired warranty adjustment of $860 during the period, offset by the write-down of aged bus inventory for $220. Excluding these adjustments, the gross margin for the year ended December 31, 2023 would have been 8%. The higher margins realized in 2023 are mainly a result of a product mix that has shifted more towards electric trucks, which generally have a higher margin than most traditional buses sold by the Corporation. The gross margin for the year ended December 31, 2022 was negatively affected by the low volume of buses sold and a write-down of aged bus inventory and aftermarket parts for $1,296 partially offset by positive cost adjustments of approximately $800 from a supplier. Excluding these write-downs and cost adjustments, the gross margin for the year ended December 31, 2022 would have been 5% of revenue.

Net Loss

Net loss for the year ended December 31, 2023 was $16,633 compared to the net loss for the year ended December 31, 2022 of $17,948. The decrease in net loss is the result of an increase in gross profit and gain on foreign exchange, offset by a write-down of an intangible asset in 2023 and an increase in interest costs from 2022 to 2023.

Foreign exchange was a gain of $1.7 million in 2023 compared to a loss of $3.2 million in 2022, for a net positive change of $5.0 million, which was mainly the result of translating intercompany balances between Corporation entities for consolidation purposes and does not reflect realized exchange losses.

Depreciation decreased by $1.7 million in 2023 compared to 2022 as the depreciation of the Optimal EV license purchased during the fourth quarter of 2021 ceased in 2023.

The Corporation wrote-down the Optimal EV license intangible asset in 2023 for $5.0 million due to the ongoing lawsuit against Optimal EV for multiple breaches of the Sales and Marketing Agreement between the Corporation and Optimal EV. Although management is confident of a judgment in their favor, Optimal EV’s ability to pay is currently unknown. Given this uncertainty, the Corporation used a probability weighted scenarios model to assess the likely payment outcomes and associated risks and has reduced the carrying amount of the asset to $6,000 as at December 31, 2023. The Corporation is pursuing greater than $12,000 from Optimal EV with this lawsuit for allegations of fraud. The arbitration date is scheduled for July 2024.

Interest costs increased by $2.8 million in 2023 compared to 2022 due to a new $9.0 million Export Development Canada loan entered into in 2023 as well as increased borrowings on the Corporation’s $30.0 million credit facility specifically for truck production that was entered into during 2023.

Non-GAAP and Other Financial Measures

The non-GAAP and other financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP and other financial measures should be read in conjunction with the Annual Financial Statements.

Non-GAAP financial measure – Adjusted EBITDA

Adjusted EBITDA does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The Corporation defines adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization, foreign exchange gains or losses, certain non-recurring and/or non-operating income and expenses and share based compensation. Adjusted EBITDA should not be construed as an alternative for revenue or net loss determined in accordance with IFRS. The Corporation believes that adjusted EBITDA is a meaningful metric in assessing the Corporation’s financial performance and operational efficiency.

The following table reconciles net earnings or losses to Adjusted EBITDA based on the consolidated financial statements of the Corporation for the periods indicated.

(U.S. dollars in thousands - unaudited)	Three months ended December 31, 2023	Three months ended December 31, 2022	Year ended December 31, 2023	Year ended December 31, 2022
	$	$	$	$
Net comprehensive loss	(9,108)	(3,828)	(16,633)	(17,948)
Add back
Stock based compensation	470	668	644	1,380
Interest	1,876	482	5,036	2,258
Gain on modification of debt	—	—	(492)	(803)
Change in fair value of embedded derivatives	(580)	—	(605)	—
Write down of intangible asset	5,037	—	5,037	—
Foreign exchange (gain) loss	(1,546)	(629)	(1,728)	3,253
(Gain) loss on disposal of property and equipment	(6)	—	(6)	27
Inventory write down	178	1,227	178	1,227
Income tax expense	(9)	(98)	—	202
Amortization	510	754	1,419	2,966
Adjusted EBITDA	(3,178)	(1,424)	(6,865)	(7,438)

Non-GAAP financial measure – working capital

Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(U.S. dollars in thousands - unaudited)	As at December 31, 2023	As at December 31, 2022
	$	$
Current Assets	40,646	18,146
Current Liabilities	43,508	16,573
Working Capital	(2,862)	1,573

Supplementary financial measure – gross margin as a percentage of revenue

Gross margin as a percentage of revenue is a supplementary financial measure calculated as gross profit divided by revenue expressed as a percentage.

Liquidity and Selected Cash Flow Items

(U.S. dollars in thousands - unaudited)	December 31, 2023	December 31, 2022
	$	$
Cash and cash equivalents	2,026	1,622
Working capital	(2,862)	1,573
Total assets	74,195	55,032
Non-current financial liabilities	9,490	1,627

The Corporation had negative working capital of $2,862 as at December 31, 2023 compared to working capital at December 31, 2022 of $1,573 (see “Non-GAAP and Other Financial Measures”). Working capital decreased mainly due to a higher amount of current debt as at December 31, 2023. The Corporation had a cash and cash equivalents balance of $2,026 as at December 31, 2023 compared to $1,622 as at December 31, 2022.

Cash used in operating activities during the year ended December 31, 2023 was $24,697 compared to cash used of $9,082 during the year ended December 31, 2022. The increase in cash used of $15,615 from the previous year was mainly due to the change in non-cash working capital items offset by the decrease in loss from operations in 2023.

As at December 31, 2023, investing activities used cash of $1,945 compared to the year ended December 31, 2022, where investing activities used cash of $10,698. The decrease in cash used of $8,753 from the previous year was due to the decrease in capital purchases related to the Washington Facility, as the majority of work was completed during 2022.

As at December 31, 2023, financing activities provided cash of $27,014 compared to the year ended December 31, 2022, where financing activities provided cash of $17,368. Proceeds from new debt secured in 2023 resulted in an increase of cash provided of $9,646 compared to 2022.

Financial Instruments

Fair values

The Corporation’s financial instruments include cash and cash equivalents, trade and other receivables, accounts payable, the Credit Facility, short-term loans and convertible debt. The carrying amounts of cash and cash equivalents, trade and other receivables, accounts payable, the Credit Facility, and short-term loans approximate fair value due to their short term nature. The embedded derivatives related to the convertible debt are the only instruments measured at fair value through profit and loss in accordance with IFRS 9 – Financial Instruments. The fair value of the host debenture as at December 31, 2023 is $2,499 if it was a standalone instrument.

The following table summarizes the carrying values and fair values of the Corporation’s financial instruments:

(U.S. dollars in thousands)	December 31, 2023	December 31, 2022
	$	$
Assets:
Measured at amortized cost (i)	7,625	4,277
Liabilities:
Amortized cost (ii)	47,663	14,108
Fair value through P&L (iii)	159	—

(i) Cash and cash equivalents, and trade and other receivables.

(ii) Accounts payable and accrued liabilities, current loans, and lease obligations.

(iii) Embedded derivatives related to convertible debt (only financial instrument carried at fair value).

The Corporation classifies its fair value measurements in accordance with the three-level fair value hierarchy. The measurement is classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 –	Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices), and

Level 3 –	Inputs that are not based on observable market data.

The Corporation valued the derivatives associated with the convertible debt (iii) as a level 3 instrument. The Corporation used the binomial tree method to determine the fair value of the embedded derivatives attributed to the convertible debt (see Note 12 – Convertible Debt in the Annual Financial Statements).

The Corporation valued the Optimal EV intangible as a level 3 instrument. The Corporation used a probability weighted scenarios model to assess likely outcomes of collectability and associated risks in determining the value (see Note 6 – Intangible Assets in the Annual Financial Statements).

Interest Rate and Credit Risk

The Corporation is exposed to interest rate risk on its bank loans to the extent that its credit facilities are based on Canadian and U.S. prime rates of interest.

Financial instruments that potentially subject the Corporation to concentrations of credit risks consist principally of cash and cash equivalents, restricted cash, and trade and other receivables.

The following table summarizes the Corporation’s accounts receivable aging as at December 31, 2023:

(U.S. dollars in thousands)	December 31, 2023	December 31, 2022
	$	$
Current, including holdbacks	1,487	911
Past due amounts but not impaired:
1-60 days	598	105
Greater than 60 days	3,514	1,639
Less: Allowance for doubtful accounts	—	—
Total accounts receivables, net	5,599	2,655

Cash and cash equivalents are held with high quality financial institutions. Substantially all of the Corporation’s cash and cash equivalents held with financial institutions exceeds government-insured limits. The Corporation has established credit policies that seek to minimize monitoring the credit standing of the financial institutions with whom it transacts.

To minimize the credit risk related to cash and cash equivalents, the Corporation places these instruments with a top tier Canadian bank with an AA credit rating and their subsidiary bank in the United States.

Currency Risk

The Corporation is exposed to foreign currency risk because the Corporation’s parent and U.S. operations incur a portion of their operating expenses in Canadian dollars. Therefore, an increase in the value of the Canadian dollar relative to the U.S. dollar increases the value of expenses in U.S. dollar terms incurred by the Corporation’s parent and U.S. operations, which reduces operating margin and the cash flow available to fund operations. Conversely, the Corporation’s Canadian operations has a functional currency of Canadian dollars and incurs a portion of its operating expenses in U.S. dollars. Management monitors its foreign currency balances, but the Company does not currently engage in any hedging activities to reduce its foreign currency risk.

At December 31, 2023, the Corporation had cash of $629, accounts receivable of $4,465 and accounts payable of $4,765, which were denominated in U.S. dollars for its entity with Canadian dollar functional currency.

At December 31, 2023, the Corporation had cash of C$210, accounts receivable of C$nil, short term loans of C$11,241, convertible debt of C$3,305 and accounts payable of C$579, which were denominated in Canadian dollars for its entities with U.S. dollar functional currency.

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

As at December 31, 2023, the Corporation had negative working capital (current assets less current liabilities) of $2,862. For the year ended December 31, 2023, the Corporation used cash for operating activities of $24,697 and cash for investing activities of $1,945. As at December 31, 2023, the Corporation had drawn $15,976 million on its truck credit facility (see Note 8 to the Annual Financial Statements).

The Corporation’s operations are dependent upon its ability to raise capital and generate positive cash flows from operating activities. As at December 31, 2023, the Corporation had negative working capital (current assets less current liabilities) of $2,862 compared to working capital of $1,573 as at December 31, 2022. For the year ended December 31, 2023, the Corporation incurred a net loss of $16,633 (December 31, 2022: $17,948) and used cash in operations of $24,697 (December 31, 2022: $9,082). Revenues for the year ended December 31, 2023, totaled $19,050 (December 31, 2022: $18,475). The continuation of the Corporation as a going concern is dependent on the renewal of existing credit facilities for $30.0 million credit commitments and C$10.0 million asset-based lending, future cash flows from operations consistent with the Corporation’s forecasts, and obtaining necessary financing to fund ongoing operations. The Corporation’s ability to achieve its business objectives is subject to material uncertainty which may raise substantial doubt about the Corporation’s ability to continue as a going concern. Management plans to address this material uncertainty by selling vehicles in inventory and the Corporation’s backlog, collecting accounts receivable, utilizing the Corporation’s credit facilities, extending or renegotiating debt agreements where possible, and, from time to time, and at its discretion, selling common shares. There can be no assurance that these endeavors will be successful.

The consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the Corporation were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

The following are the contractual maturities of financial liabilities:

	Carrying Amount	Contractual Cash Flows	Within 1 year	1 to 2 years	2 to 3 years	3 to 6 years
	$	$	$	$	$	$
At December 31, 2023
Accounts payable	10,162	(10,162)	(10,162)	—	—	—
Convertible debt	2,658	(3,024)	(3,024)	—	—	—
Current debt facilities	8,499	(9,034)	(9,034)	—	—	—
Credit facility	15,926	(15,926)	(15,926)	—	—	—
Other long-term liabilities	10,577	(14,337)	(2,238)	(2,570)	(2,561)	(6,968)
Total	47,822	(52,483)	(40,384)	(2,570)	(2,561)	(6,968)

Sensitivity analysis

The Corporation’s borrowing under the existing credit facility are at variable rates of interest and expose the Corporation to interest rate risk. The Corporation has completed a sensitivity analysis to estimate the impact on comprehensive income which a change in interest rates at and during the year ended December 31, 2023 would have had on the Corporation. The result of this sensitivity analysis indicates that a 0.5% increase (decrease) in the prime interest rates would not have a material impact.

The Corporation has completed a sensitivity analysis to estimate the impact on comprehensive earnings which a change in foreign exchange rates as at and during the year ended December 31, 2023 would have had on the Corporation.

The sensitivity analysis includes the assumption that changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter.

The following tables summarizes quantitative data about the Corporation’s exposure to currency risk as a result of monetary assets (liabilities) in currencies different from each entity’s functional currency:

		2023
		$
Net Canadian dollar monetary asset (liability)	Canadian dollars in thousands	(14,915)
Net U.S. dollar monetary asset (liability)	U.S. dollars in thousands	(33)

The result of this sensitivity analysis indicates that a 10% increase (decrease) in the average value of the Canadian dollar relative to the U.S. dollar during the period would have resulted in an increase (decrease) in net income of approximately $1,095.

Capital Management

The Corporation’s objectives when managing capital are:

●	to safeguard the Corporation’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and

●	to provide an adequate return to shareholders through expansion correspondingly to the level of risk.

The Corporation considers its share capital, other shareholders’ equity, the Credit Facility, and short-term loans to be its capital. As a part of its loan commitments, the Corporation is required to obtain authorization from the Credit Facility lender prior to obtaining further loans. The Corporation’s capital is currently not subject to any other external restrictions except those described in Note 8 – Credit Facility and Note 13 – Other Long Term Liabilities in the Annual Financial Statements.

The Corporation sets the amount of capital in proportion to risk. The Corporation manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Corporation may issue new shares, sell assets, reduce debt or increase its debt.

Commitments

The Corporation entered into a production agreement with its manufacturers whereby the parties have agreed to a specified production volume. Future payments as at December 31, 2023 are $31,906 with the majority expected to be paid within the next 12 months.

Off-Balance Sheet Arrangements

The Corporation has not entered into any off balance sheet arrangements.

Transactions with Related Parties

Expenses incurred to key management are:

(U.S. dollars in thousands)	Year ended December 31, 2023	Year ended December 31, 2022
	$	$
Salaries and benefits	867	1,187
Share based payments	589	1,345
	1,456	2,532

During the year ended December 31, 2023, the Corporation paid $203 in lease payments to a company owned by a director. $211 was recognized as depreciation and interest expense on the right of use asset and lease liability respectively. During the three months ended December 31, 2023, the director sold the building to an unrelated company.

During the year ended December 31, 2022, the Corporation paid $215 in lease payments to a company owned by a director. $231 was recognized as depreciation and interest expense on the right of use asset and lease liability respectively.

As at December 31, 2023, included in accounts payable are balances owing to key management or companies controlled by officers of the Corporation in the amount of $14 (December 31, 2022 - $1).

All related party balances are non-interest bearing, unsecured and have no fixed terms of repayment and have been classified as current.

Segment Information

Allocation of revenue to geographic areas for the single segment is as follows:

(US dollars in thousands)	Year ended December 31, 2023			Year ended December 31, 2022
	Canada	United States	Total	Canada	United States	Total
	$	$	$	$	$	$
Bus Sales	5,326	1,352	6,678	7,912	4,270	12,182
Truck Sales	6,973	—	6,973	983	—	982
Vehicle Sales	12,299	1,352	13,651	8,895	4,270	13,165
Spare part sales	4,369	850	5,219	4,517	666	5,183
Operating lease revenue	31	149	180	—	127	127
Other revenue	4,400	999	5,399	4,517	793	5,310
Total revenue	16,699	2,351	19,050	13,412	5,063	18,475

During the year ended December 31, 2023, the Corporation had sales of $4,174, $2,510 and $2,099 to three end customers representing 22%,13% and 11% of total sales, respectively. During the year ended December 31, 2022, the Corporation had sales of $6,261 and $4,792 to two end customers representing 34% and 26% of total sales, respectively.

During the year ended December 31, 2023, the Company had outstanding accounts receivable of $1,458, $1,138, $1,073 and $598 to four end customers representing 26%, 20%, 19% and 11% of total accounts receivable, respectively. During the year ended December 31, 2022, the Company had outstanding accounts receivable of $1,226 and $572 to two end customers representing 46% and 22% of total accounts receivable, respectively.

5.B Liquidity and capital resources.

See Item 5.A – “Operating Results—Financial Instruments.” The continuation of the Corporation as a going concern is dependent on the renewal of existing credit facilities for $30.0 million credit commitments and C$10.0 million asset-based lending, future cash flows from operations consistent with the Corporation’s forecasts, and obtaining necessary financing to fund ongoing operations. The Corporation’s ability to achieve its business objectives is subject to material uncertainty which may raise substantial doubt about the Corporation’s ability to continue as a going concern. Management plans to address this material uncertainty by selling vehicles in inventory and the Corporation’s backlog, collecting accounts receivable, utilizing the Corporation’s credit facilities, extending or renegotiating debt agreements where possible, and, from time to time, and at its discretion, selling common shares. There can be no assurance that these endeavors will be successful.

5.C Research and development, patents and licenses, etc.

See Item4.3 – “Business Overview—Products.”

5.D Trend information.

Other than as disclosed elsewhere in this Annual Report (see Item 5.A – “Supply Chain Update” and Item 5.A – “Outlook”), the Corporation is not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material and adverse effect on the Corporation’s net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

5.E Critical Accounting Estimates.

The preparation of the Annual Financial Statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the Annual Financial Statements. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the Annual Financial Statements.

Estimates that have a risk of resulting in material adjustment to the carrying amounts of assets and liabilities within the next year are summarized below:

●	Impairment assessment of intangible assets: The determination of the recoverable amount of intangible assets involves significant estimates and assumptions. Intangible assets are tested annually for possible impairment when there are events or changes in circumstances that indicate that their carrying values may not be recoverable. Impairment is determined by comparing the recoverable amount of such intangible assets with their carrying values. Any impairment loss is recognized for the amount by which the intangible asset’s carrying value exceeds its recoverable amount within earnings, as appropriate (see Note 6 to the Annual Financial Statements).

●	Fair value of embedded derivatives: During the year ended December 31, 2023, the Corporation entered into a convertible debt arrangement and accordingly the following are new estimates and judgements. The Corporation is required to determine the fair value of embedded derivatives. Fair value of embedded derivatives are determined using valuation techniques and require estimates as at the reporting period date as the financial instruments are not traded in an active market as disclosed in Note 12 to the Annual Financial Statements.

●	Inventory net realizable value: The Corporation estimates net realizable value of inventory for its vehicles and spare parts. Net realizable value is the estimated selling price in the ordinary course of business, less any costs to complete and sell the product. An allowance for obsolete, slow-moving or defective inventory is made when necessary.

●	The determination of provision for warranty cost: The Corporation offers warranties on the buses and trucks it sells. The Corporation estimates the provision for future warranty claims based on historical warranty claim information, as well as recent trends that might suggest the past results may differ from future warranty claims. The Corporation does not have a long history of estimating warranty provisions. In addition, the items covered by the Corporation’s warranty may be subject to interpretation because the warranty items are not specific in all cases, and the warranty demands made by different customers may also vary.

Accounting Pronouncements

New Standards Implemented

Certain new accounting standards and interpretations have been published by the IASB or the IFRS Interpretations Committee that are effective for annual reporting periods beginning on or after January 1, 2023. These changes were reviewed by management and had no material impact on the Annual Financial Statements.

Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB that are not mandatory for the December 31, 2023 reporting period. These are listed below and summarized in the Annual Financial Statements.

Mandatory effective for periods beginning on or after January 1, 2023	Mandatory effective for periods beginning on or after January 1, 2024
IAS 1 – Presentation of Financial Statements (disclosure of accounting policies)	IFRS 16 – Leases (Sales leaseback transaction for lessees)
IAS 8 – Accounting policies, Change in Accounting Estimates and Errors	IAS 1 – Presentation of Financial Statements (classification of liabilities)
IAS 12 – Income Taxes (recognition and disclosure deferred taxes)

Item 6. Directors, Senior Management and Employees.

6.A Directors and Senior Management.

The following table sets forth certain information relating to the Corporation’s directors and executive officers as of the filing date of this Annual Report. The business address for the Corporation’s directors and executive officers is c/o Vicinity Motor Corp., 3168 262nd Street, Aldergrove, BC, Canada V4W 2Z6.

Name	Age	Position
William Trainer	64	Chief Executive Officer, President and Director
Joseph Miller	68	Director and Chairman
John LaGourgue	54	Vice President Corporate Development and Director
Andrew Imanse	84	Director
Christopher Strong	65	Director
James White	64	Director
Danial Buckle	48	Chief Financial Officer

A brief profile of each of the Corporation’s directors and executive officers is given below:

William Trainer, Chief Executive Officer, President, Director

Mr. Trainer is a key founder of the Corporation and has served as President and Director since its inception in 2008. Mr. Trainer has over 25 years’ experience importing and exporting heavy machinery and has successfully pioneered and brought several new products to the Canadian market. Mr. Trainer has also owned and managed heavy construction equipment dealerships throughout Western Canada.

Joseph Miller, Chairman, Director

Mr. Miller has been a director of the Corporation since December 2012. Mr. Miller has over 30 years’ experience in the construction field and manages a British Columbia based, construction company with projects across North America and the South Pacific. Mr. Miller specializes in ground improvement, bringing new technologies to use around the world. Mr. Miller brings a vast knowledge in negotiation skills and customer relationship building to the Corporation. Mr. Miller is also a director on several other boards and brings a broad base of experience in management and innovation skills.

John LaGourgue, Vice President, Corporate Development, Director

Mr. LaGourgue joined the Corporation in June 2016 and brings with him over 20 years of management, sales, financial, and investment experience in public and private companies. Mr. LaGourgue has served in senior management and directors’ roles for public companies since 2009. Mr. LaGourgue manages the Corporation’s capital markets strategies and corporate communications. Mr. LaGourgue currently serves as a director of Greenback Ventures Inc., a company listed on the TSXV.

Andrew Imanse, Director

Mr. Imanse has been a director of the Corporation since October 2015. Mr. Imanse is a retired President of the Thor Bus Group and was instrumental in developing the bus market for Thor Industries. Mr. Imanse has been a prominent figure in the bus industry for over 20 years. Prior to his role in the bus industry, Mr. Imanse worked in the recreational vehicle sector as a senior executive for several companies, including Vice President of Canadian Recreational Vehicles and Housing Division of the Bendix Corporation.

Christopher Strong, Director

Mr. Strong has been a director of the Corporation since May 2018 and brings with him over 30 years’ experience with startups, acquisitions, initial public offerings, turnarounds, and sales. In addition to previous roles as chief executive officer, he has also served as audit committee chair, chief financial officer, and numerous other finance-related positions earlier in his career. Mr. Strong is a former U.S. Navy Officer and received his MBA in finance from the Wharton School of Business.

James White, Director

Mr. White has been a director of the Corporation since September 2019 and brings with him extensive experience as a corporate director for public companies. Mr. White is currently serving as Managing Partner with Baynes & White, a Toronto, Ontario based benefits and pension actuarial consulting firm. Mr. White currently serves as a director of Minnova Corp., a company listed on the TSXV.

Dan Buckle, Chief Financial Officer

Mr. Buckle joined the Corporation in 2018 and is a Chartered Professional Accountant (CPA, CA) with more than 20 years of diversified experience and leadership in finance. Mr. Buckle has mainly worked as a finance executive with high growth public companies in the manufacturing sector with roles in corporate finance, mergers and acquisitions, and financial oversight and reporting. Mr. Buckle also worked in the assurance practice at PwC.

Certain Arrangements and Relationships

The Corporation has no knowledge of any arrangement or understanding with major shareholders, customers, suppliers or any other person, pursuant to which any person was selected as a director or executive officer of the Corporation.

None of the members of the Board have any family relationships with each other, or with any other members of the Corporation’s senior management.

6.B Compensation.

Board of Director Compensation

Only the Corporation’s independent directors, Messrs. Miller, Imanse, Strong and White received compensation in respect of fiscal 2023 for their service on the Board. The following table sets forth information concerning the compensation paid by the Corporation to Messrs. Miller, Imanse, Strong and White for the year ended December 31, 2023.

Name	Fees Earned or Paid in Cash ($)(1)
Joseph Miller	180,000
Andrew Imanse	120,000
Christopher Strong	150,000
James White	120,000

(1)	Directors can opt to have their respective director’s fees, or a portion thereof, paid in deferred share units (“DSUs”), rather than cash, which DSUs will vest into common shares upon the respective director’s resignation. The above amounts reflect the value of compensation whether paid in cash or in DSUs.

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

The following table sets forth information about certain compensation awarded to, earned by, or paid to the NEOs for the year ended December 31, 2023:

				Non-equity incentive
				plan compensation
				(C$)
		Share based	Option- based	Annual	Long-term	Pension	All other	Total
	Salary	awards	awards	incentive	incentive	value	compensation	compensation
Name	(C$)	(C$)	(C$)	plans	plans	(C$)	(C$)	(C$)
William Trainer	467,588	—	11,108	—	—	—	—	480,428
John LaGourgue	300,000	—	55,509	—	—	—	—	355,509
Danial Buckle	300,000	—	55,509	—	—	—	36,000	391,509

Objectives of Compensation Program

The Corporation’s senior management compensation program is designed to ensure that the level and form of compensation achieves certain objectives, including:

●	attracting and retaining talented, qualified and effective executives;

●	motivating the short and long-term performance of these executives; and

●	aligning their interests with those of the Corporation’s shareholders.

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

Equity-Based Incentive Awards

Equity-based incentive awards take the form of:

●	stock options (“Options”) granted under the Corporation’s existing 10% rolling stock option plan (the “Stock Option Plan”);

●	restricted stock units (“RSUs”) granted under the Corporation’s restricted stock unit plan (the “RSU Plan”); and

●	deferred stock units granted under the Corporation’s deferred share unit plan (the “DSU Plan”).

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

Consideration of Risks Associated with Compensation Policies and Practices

The Board is responsible, in participation with management, for reviewing and identifying what are perceived to be the principal risks to the Corporation. These risks include but are not limited to those arising from the Corporation’s compensation policies and practices, such as the risk that an executive officer or other employee is incentivized to take inappropriate or excessive risks, or that such policies and practices give rise to any other risks that are reasonably likely to have a material adverse effect on the Corporation. The Board undertakes this review with management on at least an annual basis and ensures that the Compensation Committee adequately considers risks arising from the Corporation’s compensation policies and practices when determining its recommendations to the Board regarding the compensation of executive officers. The Corporation is of the view that its compensation programs do not incentivize its executives to take undue risks because:

●	executives receive a mix of compensation elements with a significant portion of compensation in the form of long-term equity-based awards; and

●	annual incentive metrics that include a balance of key performance indicators that are not focused on a single financial measure.

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

Omnibus Equity Incentive Plan

On November 7, 2022, upon a recommendation of the Compensation Committee, the Board passed a resolution to adopt the Omnibus Equity Incentive Plan (the “Omnibus Plan”), subject to, and effective upon, receiving shareholder approval which was obtained on December 22, 2022. The Omnibus Plan was ratified by the shareholders of the Corporation at the Corporation’s annual general meeting of shareholders held on December 15, 2023.

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

As of April 1, 2024, the Corporation had 1,766,161 Options outstanding and 1,290,451 DSUs outstanding.

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

The Audit Committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to all books, records, facilities and personnel of the Corporation, its auditors and its legal advisors. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under the Audit Committee’s charter, the Audit Committee has the authority to independently retain special legal, accounting, or other consultants to advise it, and may request any officer or employee of the Corporation, its independent legal counsel or independent auditor to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

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

As at December 31, 2023, the Compensation Committee was comprised of Christopher Strong (Chair) and Joseph Miller, each of whom is independent within the meaning of National Instrument 52-110 - Audit Committees.

Role of the Compensation Committee

The Compensation Committee, under the supervision of the Board has overall responsibility for recommending to the Board the levels of compensation for the NEOs as well as certain key employees and other members of senior management for approval by the Board.

The duties, responsibilities and authority of the Compensation Committee include:

●	to recommend to the Board the form and amount of compensation to be paid by the Corporation to directors for service on the Board and on its committees;

●	to review director compensation at least annually;

●	to annually review the Corporation’s base compensation structure and the Corporation’s incentive compensation, stock option and other share-based compensation plans and recommend changes in or additions to such structure and plans to the Board as needed;

●	to recommend to the Board the annual base compensation of the Corporation’s executive officers;

●	to recommend to the Board annual corporate goals and objectives under any incentive compensation plan adopted by the Corporation for officers and non-officer personnel providing services to the Corporation and recommend incentive compensation participation levels for officers and non-officer personnel providing services to the Corporation under any such incentive compensation plan. In determining the incentive component of compensation, the Compensation Committee will consider the Corporation’s performance and relative shareholder return, the values of similar incentives at comparable companies and the awards given in past years;

●	to evaluate the performance of officers generally and in light of annual corporate goals and objectives under any incentive compensation plan;

●	to provide oversight of the performance evaluation and incentive compensation of non-officer personnel providing services to the Corporation; and

●	to administer the Corporation’s stock option and other share-based compensation plans and determine the grants of Options and other share-based compensation.

6.D Employees.

As of December 31, 2023, December 31, 2022 and December 31, 2021, the Corporation had 57, 57 and 52 employees, respectively, of which the majority are located in Canada. During 2021, 2022 and 2023, and as of the filing date of this Annual Report, the Corporation’s employees were not unionized.

6.E Share Ownership.

The direct and indirect shareholdings of the Corporation’s directors and executive officers as of April 1, 2024 were as follows:

	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Stock Option-Based Awards
Name of beneficial owner	Number of Common Shares	Percentage of Common Shares(1)	Common Shares Underlying Stock Options Outstanding	Option Exercise Price (C$)	Expiration Date	DSUs Held	Warrants Held
William Trainer	1,613,541	3.53%	200,000	1.50	11/15/2024	—	—
			200,000	1.18	11/14/2028
Joseph Miller	1,908,809	4.18%	—	—	—	408,807	—
John LaGourgue	267,374	*	16,666	6.15	11/22/2025	9,778	—
			30,000	7.24	4/26/2026
			20,000	2.98	3/30/2027
			100,000	1.18	11/14/2028
Andrew Imanse	91,133	*	16,666	6.15	11/22/2025	250,324	—
Christopher Strong	—	—	16,666	6.15	11/22/2025	348,568
James White	667,271	1.46%	16,666	1.56	11/27/2024	272,974	—
			16,666	6.15	11/22/2025
Danial Buckle	99,300	*	16,666	1.20	5/3/2025	—	—
			20,000	2.98	3/30/2027
			30,000	7.24	4/26/2026
			100,000	1.18	11/14/2028
Total	4,647,428	10.2%	799,996	N/A	N/A	1,290,451	—

* Represents less than 1%.

6.F Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

Item 7. Major Shareholders and Related Party Transactions.

7.A Major Shareholders.

To the best of the Corporation’s knowledge, as of April 1, 2024, the Corporation is not aware of any beneficial owners that directly or indirectly exercises control or direction over more than 5% of the voting rights to the Corporation’s common shares.

As of March 29, 2024, there were 45,667,706 common shares of the Corporation issued and outstanding. Of these, approximately 68.0% were held by Canadian residents (four record shareholders) and approximately 32.0% were held by residents of the United States (four record shareholders).

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

8.A.7 Legal Proceedings.

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

During the year ended December 31, 2022, the Corporation terminated the Sales and Marketing Agreement with Optimal EV due to material breaches by Optimal EV. In 2023, the Corporation initiated arbitration proceedings regarding ongoing disputes with Optimal EV. The arbitration is scheduled for July of 2024. See the Annual Financial Statements included elsewhere in this Annual Report and Item 5.A – “Operating Results” for additional information.

8.A.8 Dividends.

Since the Corporation’s formation, it has not declared or paid any cash dividends on its common shares and does not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of the Board and will depend on then-existing conditions, including the Corporation’s financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors the Board may deem relevant.

8.B Significant Changes.

None.

Item 9. The Offer and Listing.

Not applicable except for Item 9.A.4 and Item 9.C.

The Corporation’s common shares are listed on the TSXV under the symbol “VMC”, on Nasdaq under the symbol “VEV” and on the FSE under the symbol “6LGA.”

Item 10. Additional Information.

10.A Share Capital.

Not applicable

10.B Articles of Association.

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

10.C Material Contracts.

In addition to contracts entered into in the ordinary course of business, the following material contracts have been entered into by the Corporation within the two years immediately preceding the date of this Annual Report:

●	Amended and Restated Loan Agreement: On February 17, 2023, the Corporation entered into an amended and restated loan agreement (the “Credit Facility”) with Royal Bank of Canada, as lender. The Credit Facility provides $30.0 million in credit commitments from Royal Bank of Canada and Export Development Canada to fund production of the Corporation’s VMC 1200 class 3 electric trucks. The Credit Facility can be used for 100% of eligible production costs on the trucks, excluding labor and overhead costs from the Corporation’s assembly plants. The Credit Facility has an interest rate of prime plus 2% and is secured by existing assets of the Corporation. Royal Bank of Canada will also continue to provide the Corporation with C$10.0 million in an asset-based lending agreement for use with its existing bus orders and a $3.0 million letter of credit facility. The Credit Facility renews each year at the discretion of the lenders and was initially set to renew on February 16, 2024, but was extended for a 60 day period. The Credit Facility is currently expected to be renewed and extended on April 16, 2024, at the discretion of the lenders.

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

For a direct acquisition that would result in an acquisition of control of the Corporation, subject to the exception for “WTO-investors” that are controlled by persons who are nationals or permanent residents of World Trade Organization (“WTO”) member nations, a proposed investment generally would be reviewable where the value of the acquired assets is C$5.0 million or more.

For a proposed indirect acquisition by an investor other than a so-called “WTO investor” that would result in an acquisition of control of the Corporation through the acquisition of a non-Canadian parent entity, the investment generally would be reviewable where the value of the assets of the entity carrying on the Canadian business, and of all other entities in Canada, the control of which is acquired, directly or indirectly, is C$50.0 million or more.

In the case of a direct acquisition by a WTO investor, the threshold is significantly higher. An investment in common shares of the Corporation by a WTO investor that is not a state-owned enterprise would be reviewable only if it was an investment to acquire control of the Corporation and the enterprise value of the assets of the Corporation was equal to or greater than a specified amount, which is published by the Minister after its determination for any particular year. For 2024, this amount is C$1.326 billion (unless the investor is controlled by persons who are nationals or permanent residents of countries that are party to one of a list of certain free trade agreements, in which case the amount is C$1.989 billion for 2024); each January 1, both thresholds are adjusted by a gross domestic product based index.

The higher WTO threshold for direct investments and the exemption for indirect investments do not apply where the relevant Canadian business is carrying on a “cultural business”. The acquisition of a Canadian business that is a “cultural business” is subject to lower review thresholds under the Investment Act because of the perceived sensitivity of the cultural sector.

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

Although not free from doubt, the Corporation believes it was not a PFIC for its prior tax years and presently does not anticipate that it will be a PFIC for its current tax year. PFIC classification is factual in nature, and generally cannot be determined until the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of the Corporation during the current tax year or any prior tax year. If the Corporation was a PFIC as to a U.S. Holder at any time during such U.S. Holder’s holding period of common shares, then (absent certain elections, discussed below under “-PFIC Consequences”) it would continue to be a PFIC as to such U.S. Holder and as to such common shares.

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

10.F Dividends and Paying Agents.

Not applicable.

10.G Statement by Experts.

Not applicable.

10.H Documents on Display.

The documents concerning the Corporation which are referred to in this Annual Report may be inspected at the Corporation’s offices located at Suite 2501 - 550 Burrard Street, Vancouver, BC, Canada V6C 2B5.

Copies of the Corporation’s financial statements and other continuous disclosure documents required under applicable securities legislation are available for viewing on SEDAR+ at www.sedarplus.com. All of the documents referred to are in English.

The Corporation is a “foreign private issuer” as such term is defined in Rule 405 under the Securities Act, and is not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, the Corporation is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Corporation does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Corporation is required to file or furnish to the SEC the continuous disclosure documents that the Corporation is required to file in Canada under Canadian securities laws. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

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

10.J Annual Report to Security Holders.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Please see Item 5.F - “Financial Instruments.”

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

As required by Rule 13a-15 or 15d-15 under the Exchange Act, the Corporation has carried out an evaluation of the effectiveness of the Corporation’s disclosure controls and procedures as of the end of the period covered by this Annual Report, that being as at December 31, 2023. This evaluation was carried out by the Corporation’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). Based upon that evaluation, the Corporation’s CEO and CFO concluded that the Corporation’s disclosure controls and procedures were ineffective as of December 31, 2023 due to the identification of the material weaknesses in the Corporation’s internal control over financial reporting discussed below.

The Corporation’s CEO and CFO have concluded that notwithstanding the existence of the material weaknesses, the consolidated financial statements included in this Annual Report present fairly, in all material respects, the Corporation’s financial position, results of operations and cash flows for the periods presented in conformity with IFRS. Additional corrective actions continue to address the internal control material weaknesses as described below under the section “Remediation Plan.”

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

Under the supervision and with the participation of the Corporation’s CEO and CFO, management assessed the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management concluded that the Corporation’s internal control over financial reporting was ineffective as of December 31, 2023 due to the identification of the material weaknesses discussed below.

Identified Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Corporation’s annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the audit of the Corporation’s financial statements for the year ended December 31, 2023, material adjustments were required to revenue, receivables, inventory, cost of sales, accounts payable and accrued liabilities and unrealized foreign exchange impact on the cash flow statement prior to the issuance of the financial statements for the year ended December 31, 2023. As a result, management has concluded that it has material weaknesses related to the controls over the financial statement close process. Specifically, the Corporation failed to properly apply GAAP related to non-routine revenue transactions and to perform adequate review of the statement of cash flows. Accordingly, management concluded that the Corporation’s internal controls over financial reporting and disclosure controls and procedures were not effective as of December 31, 2023.

Remediation Plan

The above-described material weaknesses have not been remediated as of the filing of this Annual Report. Management is actively engaged in the planning for, and implementation of, remediation efforts to address both the material weaknesses identified above and to enhance the Corporation’s overall internal control over financial reporting and disclosure controls and procedures. The current remediation plan includes implementing specific review procedures designed to enhance the Corporation’s financial statement closing process and strengthening the Corporation’s revenue recognition control with improved documentation standards, technical oversight and training.

Management believes the measures described above and others that may be implemented will remediate the material weaknesses that have been identified. As management continues to evaluate and improve the Corporation’s internal control over financial reporting and disclosure controls and procedures, management may determine to take additional measures to improve controls and determine to modify the remediation plan described above. The Corporation is working to remediate the material weaknesses as efficiently and effectively as possible, but the material weaknesses cannot be considered fully remediated until the updated policies and training have been in place and operated for a sufficient period of time to enable management to conclude, through testing, that these controls are designed and operating effectively. Accordingly, management will continue to monitor and evaluate the effectiveness of the Corporation’s internal control over financial reporting in the activities affected by the material weaknesses described above.

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

Changes In Internal Control Over Financial Reporting

Other than the material weaknesses and remediation plan discussed above, during the period ended December 31, 2023, there were no changes in the Corporation’s internal control over financial reporting (as defined in Rules 13a-15(f)and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

Item 16. [RESERVED].

Item 16A. Audit Committee Financial Expert.

As disclosed above, as of the filing date of this Annual Report, the Audit Committee is comprised of Joseph Miller, Christopher Strong and James White, each of whom satisfies the independence requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq, meets the independence standards under Rule 10A-3 under the Exchange Act and is financially literate under applicable Canadian laws. The financial expert serving on the Audit Committee is Christopher Strong, whose experience is disclosed in this Annual Report under Item 6.A - “Directors and Senior Management.”

Item 16B. Code of Ethics.

The Corporation has adopted a Code of Business Conduct and Ethics (the “Code of Conduct”) that applies to all of its employee and officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Corporation has not granted any waiver from the Code of Conduct to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions during the fiscal year ended December 31, 2023. A copy of the Code of Conduct will be provided to any person without charge, upon request. All requests for a copy of the Code of Conduct should be directed in writing to the attention the Corporation’s corporate secretary at mcgrath@iocorporate.com.

Item 16C. Principal Accountant Fees and Services.

The Corporation’s independent registered public accounting firm is PricewaterhouseCoopers LLP, of Vancouver, British Columbia, Canada; Auditor Firm ID: 271.

The following table sets forth information regarding the amount billed to the Corporation by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2023 and 2022:

	Year Ended December 31, 2023	Year Ended December 31, 2022
Audit Fees(1)	$311,403	$198,592
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	22,821
Other Fees(4)	—	133,349
Total	$311,403	$354,762

(1)	“Audit Fees” includes the aggregate fees billed by the Corporation’s independent auditor for the audit of the Annual Financial Statements, reviews of interim financial statements that are provided in connection with statutory and regulatory filings or engagements.

(2)	“Audit Related Fees” includes the aggregate fees billed in each of the last two fiscal years for assurance and related services by the Corporation’s independent auditor that are reasonably related to the performance of the audits or reviews of the financial statements and are not reported above under “Audit Fees”, and generally consist of fees for other engagements under professional auditing standards, accounting and reporting consultations.

(3)	“Tax Fees” includes the aggregate fees billed in each of the last two fiscal years for professional services rendered by the Corporation’s independent auditor for tax compliance, tax planning and tax advice.

(4)	“Other Fees” includes the aggregate fees billed in each of the last two years for products and services provided by the Corporation’s independent auditor, other than “Audit Fees,” “Audit Related Fees” and “Tax Fees” above and relate to work on the Corporation’s prospectuses.

Policy on Pre-Approval by Audit Committee of Services Performed by Independent Auditors

The policy of the Audit Committee is to pre-approve all audit and permissible non-audit services to be performed by the Corporation’s independent auditors during the fiscal year.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

The Corporation is a foreign private issuer and its common shares are listed on Nasdaq. Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of most of the requirements of the 5600 Series of the Nasdaq Marketplace Rules. In order to claim such an exemption, the Corporation must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic issuers under Nasdaq ‘s corporate governance requirements. Set forth below is a brief summary of such differences.

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

The Corporation currently complies with Nasdaq Marketplace Rules 5250(d)(1) and 5250(d)(4)(A), however, the Corporation may not do so or on a consistent basis. Instead, the Corporation may determine to comply with British Columbia corporate and securities laws which do not require the distribution of annual or interim reports to shareholders but do require the Corporation to place before the annual general meeting the annual financial statements that the Corporation is required to with the applicable securities commissions in Canada under the Securities Act (British Columbia) in relation to the most recently completed financial year, file annual and interim financial statements on SEDAR+ at www.sedarplus.com, and send annually a request form to the registered holders and beneficial owners of its securities that can be used to request paper copy of the Corporation’s annual financial statements and management discussion and analysis for the annual financial statements, and a copy of the Corporation’s interim financial reports and management discussion and analysis for the interim financial reports free of charge.

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policies.

Not applicable.

Item 16K. Cybersecurity.

The Corporation recognizes the importance of assessing, identifying, and managing material risks associated with cybersecurity threats. While the Corporation takes cybersecurity seriously, it mitigates the common cybersecurity risks that many companies face by greatly limiting the accessibility of its cyber profile and web-based activities. The Corporation has processes in place to assess, identify, manage, and address material cybersecurity threats and incidents. The Corporation regularly assesses risks from cybersecurity and technology threats and monitors its information systems for potential vulnerabilities and has integrated cybersecurity risk management into its broader risk management framework.

The Corporation did not identify any cybersecurity incidents during the year ended December 31, 2023 that materially affected or are reasonably likely to materially affect its business strategy, results of operations, or financial condition.

The Corporation acknowledges that cybersecurity threats are continually evolving, and the possibility of future cybersecurity incidents remains. See Item 3.D. – “Risk Factors—The Corporation is subject to information technology and cybersecurity risks to operational systems, security systems, infrastructure, integrated software in its vehicles and solutions and customer data processed by it, third-party vendors or suppliers, and any material failure, weakness, interruption, cyber event, incident or breach of security could prevent the Corporation from effectively operating its business, harm its reputation or materially adversely affect its business, results of operations or financial condition” for additional information.

The Corporation’s Audit Committee has overall responsibility for the oversight of risk management, which includes cybersecurity risks. Members of the Audit Committee receive updates on a regular basis from senior management, regarding matters of risk management, including cybersecurity, as applicable. The Corporation’s cybersecurity risk assessment and management efforts are led by its Chief Financial Officer, who is responsible for implementing and overseeing processes for the monitoring of the Corporation’s information systems.

Part III.

Item 17. Financial Statements.

See Item 18. – “Financial Statements.”

Item 18. Financial Statements.

The Corporation’s audited consolidated financial statements are included beginning on page F-1 of this Annual Report.

Item 19 Exhibits.

Exhibit Index

Exhibit Number	Description
1.1	Notice of Article issued on June 4,2022 (incorporated by reference to Exhibit 1.1 of Vicinity Motor Corp.’s Annual Report on Form 20-F filed on April 28, 2023).
1.2	Articles (incorporated by reference to Exhibit 1.2 of Vicinity Motor Corp.’s Annual Report on Form 20-F filed on April 28, 2023).
2.1	Description of common shares (incorporated by reference to Exhibit 2.1 of Vicinity Motor Corp.’s Annual Report on Form 20-F filed on April 28, 2023).
2.2	Specimen common share certificate (incorporated by reference to Exhibit 2.2 of Vicinity Motor Corp.’s Annual Report on Form 20-F filed on April 28, 2023).
4.1	Amended and Restated Loan Agreement dated as of February 17, 2023 among Vicinity Motor (Bus) Corp., the other credit parties thereto, and Royal Bank of Canada, as lender (incorporated by reference to Exhibit 4.1 of Vicinity Motor Corp.’s Annual Report on Form 20-F filed on April 28, 2023).
4.2	Equity Distribution Agreement dated as of August 27, 2021 between B. Riley Securities, Inc., as representative of the several sales agents identified therein, and Vicinity Motor Corp. (incorporated by reference to Exhibit 99.1 of Vicinity Motor Corp.’s report on Form 6-K filed on August 30, 2021).
4.3	Underwriting Agreement dated as of October 21, 2021 between Spartan Capital Securities, LLC and Vicinity Motor Corp. (incorporated by reference to Exhibit 99.1 of Vicinity Motor Corp.’s report on Form 6-K filed on October 21, 2021).
4.4	Omnibus Equity Incentive Plan dated as of November 7, 2022 (incorporated by reference to Schedule “A” of Exhibit 99.4 of Vicinity Motor Corp.’s report on Form 6-K filed on December 16, 2022).
8.1	Subsidiaries of Vicinity Motor Corp. (Incorporated by reference to Item 4.C, “Organizational Structure”).
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of PricewaterhouseCoopers LLP.
97.1*	Clawback Policy.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Schema Linkbase Document.
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Filed with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Annual Report and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VICINITY MOTOR CORP.

	By:	/s/ Danial Buckle
Name: Danial Buckle
Title: Chief Financial Officer
Date: April 2, 2024

VICINITY MOTOR CORP. Consolidated Financial Statements For the Years Ended December 31, 2023, December 31, 2022 and December 31, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Vicinity Motor Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Vicinity Motor Corp. and its subsidiaries (together, the Company) as of December 31, 2023 and 2022, and the related consolidated statements of loss, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company continues to incur losses and use cash in operating activities and is dependent on its ability to renew its existing credit facilities, to generate future cash inflows from operating activities and to obtain necessary financing to fund ongoing operations. These material uncertainties may raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ PricewaterhouseCoopers LLP
Chartered Professional Accountants

Vancouver, Canada

April 2, 2024

We have served as the Company’s auditor since 2017.

Vicinity Motor Corp. Consolidated Statements of Financial Position (In thousands of US Dollars)

	Note	December 31, 2023	December 31, 2022
		$	$
Current Assets
Cash and cash equivalents		2,026	1,622
Trade and other receivables	4	5,599	2,655
Inventory	5	23,273	10,068
Prepaids and deposits		9,748	3,801

Current Assets		40,646	18,146
Long-term Assets
Intangible assets	6	9,815	14,273
Property, plant, and equipment	7	23,734	22,613

Assets		74,195	55,032

Current Liabilities
Accounts payable and accrued liabilities		10,162	4,942
Credit facility	8	15,926	628
Current portion of deferred revenue	9	4,429	2,382
Current portion of provision for warranty cost	10	612	1,585
Current debt facilities	11	8,499	6,587
Convertible debt	12	2,658	—
Current portion of other long-term liabilities	13	1,222	449

Current Liabilities		43,508	16,573

Long-term Liabilities
Other long-term liabilities	13	9,355	1,503
Provision for warranty cost	10	135	124

Liabilities		52,998	18,200

Shareholders’ Equity
Share capital	14	76,802	75,983
Contributed surplus	14	8,257	7,088
Accumulated other comprehensive (loss) income		413	1,403
Deficit		(64,275)	(47,642)

Shareholders’ Equity		21,197	36,832

Liabilities and shareholders' equity		74,195	55,032

NATURE OF OPERATIONS AND GOING CONCERN (Note 1)

COMMITMENTS (Note 21)

Approved on behalf of the Board:

/s/ “William R. Trainer”	/s/ “Christopher Strong”
Director	Director

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp. Consolidated Statements of Loss (In thousands of US dollars, except for per share amounts)

	Note	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
		$	$	$
Revenue
Vehicle sales	19	13,651	13,165	38,197
Other	19	5,399	5,310	3,511
		19,050	18,475	41,708

Cost of sales	5,7a	(16,914)	(18,035)	(37,473)

Gross profit		2,136	440	4,235

Expenses
Sales and administration		9,730	9,526	7,812
Stock-based compensation	14	929	1,380	1,353
Amortization		862	2,572	872
Interest and finance costs	8,11,12,13	5,036	2,258	716
Change in fair value of embedded derivatives	12	(605)	—	—
Write-down of intangible asset	6	5,037	—	—
Gain on modification of debt	11	(492)	(803)	—
Foreign exchange (gain) loss		(1,728)	3,253	341

Expenses		18,769	18,186	11,094

Loss before taxes		(16,633)	(17,746)	(6,859)

Current income tax expense	16	—	202	464

Net loss		(16,633)	(17,948)	(7,323)

Loss per share
Basic & diluted	20	(0.36)	(0.45)	(0.24)

Weighted average number of common shares outstanding
Basic & diluted	20	45,605,239	39,650,426	30,827,688

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp. Consolidated Statements of Comprehensive Loss (In thousands of US dollars)

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
	$	$	$
Net loss	(16,633)	(17,948)	(7,323)

Other comprehensive loss
Items that may be reclassified subsequently to net loss
Exchange differences on translation of foreign operations	(990)	1,554	(296)
Total other comprehensive (loss) income	(990)	1,554	(296)
Total comprehensive loss	(17,623)	(16,394)	(7,619)

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp. Consolidated Statements of Changes in Equity (In thousands of US dollars, except for per share amounts)

	Note		Number of Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Shareholders’ Equity
				$	$	$	$	$
Balance, January 1, 2021			28,650,754	37,175	2,618	145	(22,371)	17,567
Issuance of shares – private placement	14.2	(e)	4,114,242	17,563	—	—	—	17,563
Issuance of shares – warrants exercised	14.2	(f)	1,924,721	6,269	(141)	—	—	6,128
Issuance of shares – options exercised	14.2	(g)	256,662	615	(199)	—	—	416
Issuance of options	14.4		—	—	1,333	—	—	1,333
Share issuance costs	14.2	(e)	—	(3,567)	—	—	—	(3,567)
Warrants	14.3		—	—	1,071	—	—	1,071
Stock-based compensation	14.4-14.6		—	—	1,353	—	—	1,353
Other comprehensive loss			—	—	—	(296)	—	(296)
Net loss			—	—	—	—	(7,323)	(7,323)
Balance, December 31, 2021			34,946,379	58,055	6,035	(151)	(29,694)	34,245

Issuance of shares – private placement	14.2	(b)	9,562,999	18,449	—	—	—	18,449
Issuance of shares – RSU vested	14.2	(c)	166,000	900	(900)	—	—	—
Issuance of shares – options exercised	14.2	(d)	66,661	98	(23)	—	—	75
Share issuance costs	14.2	(b)	—	(1,519)	152	—	—	(1,367)
Warrants	14.3		—	—	444	—	—	444
Stock-based compensation	14.4-14.6		—	—	1,380	—	—	1,380
Other comprehensive loss			—	—	—	1,554	—	1,554
Net loss			—	—	—	—	(17,948)	(17,948)
Balance, December 31, 2022			44,742,039	75,983	7,088	1,403	(47,642)	36,832

Issuance of shares – private placement	14.2	(a)	925,667	867	—	—	—	867
Share issuance costs	14.2	(a)	—	(48)	—	—	—	(48)
Warrants	14.3		—	—	240	—	—	240
Stock-based compensation	14.4-14.6		—	—	929	—	—	929
Other comprehensive loss			—	—	—	(990)	—	(990)
Net loss			—	—	—	—	(16,633)	(16,633)
Balance, December 31, 2023			45,667,706	76,802	8,257	413	(64,275)	21,197

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp. Consolidated Statements of Cash Flows (In thousands of US dollars)

		Year ended	Year ended	Year ended
	Note	December 31, 2023	December 31, 2022	December 31, 2021
		$	$	$
OPERATING ACTIVITIES
Net loss for the year		(16,633)	(17,948)	(7,323)
Items not involving cash:
(Gain) loss on disposal of property and equipment		(6)	27	542
Gain on modification of debt		(492)	(803)	—
Amortization		1,419	2,966	1,241
Unrealized foreign exchange (gain) loss		(1,281)	3,498	(2)
Interest and finance costs	9,12,13	5,036	2,258	716
Write-down of intangible asset	6	5,037	—	—
Change in fair value of embedded derivatives		(605)	—	—
Stock-based compensation	14	929	1,380	1,353
		(6,596)	(8,622)	(3,473)
Changes in non-cash items:
Trade and other receivables	5	(3,005)	(233)	471
Inventory	6	(12,751)	(1,212)	14,073
Prepaids and deposits		(5,907)	31	(2,339)
Accounts payable and accrued liabilities		4,340	(1,627)	(2,727)
Deferred consideration	7	—	4,602	(4,602)
Deferred revenue	10	1,969	(622)	1,662
Warranty provision	11	(971)	69	869
Taxes paid		(7)	(760)	—
Interest paid		(1,769)	(708)	(340)
Cash provided (used in) by operating activities		(24,697)	(9,082)	3,594

INVESTING ACTIVITIES
Purchase of intangible assets	7	(495)	(658)	(17,596)
Proceeds from government subsidy	7	431	817	—
Purchase of property and equipment	8	(1,897)	(11,109)	(6,537)
Proceeds on disposal of property and equipment	8	16	252	729
Restricted cash		—	—	284
Cash used in investing activities		(1,945)	(10,698)	(23,120)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	14	867	18,523	24,087
Share issuance costs	14	(48)	(1,367)	(2,213)
(Repayments) proceeds of credit facility	8	15,012	659	(4,628)
Financing fees	8, 13	(428)	—	—
Proceeds from convertible debt		2,939	—	—
Convertible debt financing fees		(159)	—	—
Proceeds from short-term loans	12	—	—	7,959
Repayment of short-term loans	12	—	—	(2,038)
Proceeds from long-term loans		9,000	—	—
Repayment of long-term loans	13	(169)	(447)	(222)
Cash provided by financing activities		27,014	17,368	22,945
Effect of foreign exchange rate on cash and cash equivalents		32	(368)	(25)
Increase (decrease) in cash and cash equivalents		404	(2,780)	3,394
Cash and cash equivalents, beginning		1,622	4,402	1,008
Cash and cash equivalents, ending		2,026	1,622	4,402

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and December 31, 2022 (In thousands of US dollars, except for per share amounts)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Vicinity Motor Corp. (“Vicinity”, “VMC” or the “Company”) is a Canadian company that is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and relationships with manufacturing partners to supply its flagship electric, compressed natural gas (“CNG”) and clean-diesel Vicinity buses and the VMC 1200 class 3 electric truck. VMC (formerly Grande West Transportation Group) was incorporated on December 4, 2012 under the laws of British Columbia. The Company conducts its active operations in Canada through its wholly owned operating subsidiary, Vicinity Motor (Bus) Corp. which was incorporated on September 2, 2008 under the laws of British Columbia. The Company also conducts its active operations in the U.S. through a wholly owned subsidiary, Vicinity Motor (Bus) USA Corp., incorporated on April 8, 2014 under the laws of the State of Delaware. The Company’s head office is located at 3168 262nd Street, Aldergrove, British Columbia.

In February 2023, the Company obtained $30 million in credit commitments from Royal Bank of Canada and Export Development Canada to fund production of the Company’s VMC 1200 class 3 electric trucks. The facility initially was due to expire on February 16, 2024 and the Company received a 60 day extension subsequent to December 31, 2023; the facility will expire on April 16, 2024 and may be renewed on a yearly basis at the discretion of the lenders. As at December 31, 2023, $15,926 has been drawn on this facility (Note 8). The Company also has an asset-based lending facility from Royal Bank of Canada for C$10 million that initially was due to expire on February 16, 2024 and the Company received a 60 day extension subsequent to December 31, 2023 and the facility will expire on April 16, 2024 (Note 8). These facilities were also amended on September and December of 2023 to amend the covenants under these facilities. The Company also has convertible debt of C$4 million plus interest that matures September 27, 2024 (Note 12) and unsecured debentures of C$11,948 (Note 11) at December 31, 2023 that is repayable with C$2,987 principal payments due in both April and July of 2024, with the remainder and interest payable due on October 4, 2024.

These consolidated financial statements have been prepared on the basis that the Company is a going concern, meaning the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations for at least twelve months from December 31, 2023.

The Company’s operations are dependent upon its ability to raise capital and generate positive cash flows from operating activities. As at December 31, 2023, the Company had negative working capital (current assets less current liabilities) of $2,862 compared to working capital of $1,573 as at December 31, 2022. For the year ended December 31, 2023, the Company incurred a net loss of $16,633 (December 31, 2022: $17,948) and used cash in operations of $24,697 (December 31, 2022: $9,082). Revenues for the year ended December 31, 2023, totaled $19,050 (December 31, 2022: $18,475). The continuation of the Company as a going concern is dependent on the renewal of existing credit facilities for $30 million credit commitments and C$10 million asset-based lending, future cash flows from operations consistent with Company forecasts, and obtaining necessary financing to fund ongoing operations. The Company’s ability to achieve its business objectives is subject to material uncertainty which may raise substantial doubt about the Company’s ability to continue as a going concern. Management plans to address this material uncertainty by selling vehicles in inventory and the Company’s backlog, collecting accounts receivable, utilizing the Company’s credit facilities and, from time to time, and at its discretion, selling common shares. There can be no assurance that these endeavours will be successful.

The consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

Vicinity Motor Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and December 31, 2022 (In thousands of US dollars, except for per share amounts)

2.	BASIS OF PRESENTATION

The following companies are consolidated with Vicinity Motor Corp. as at December 31, 2023:

Company Name	Registered	Holding	Functional Currency
Vicinity Motor Corp.	British Columbia	Parent Company	United States Dollar
Vicinity Motor (Bus) Corp.	British Columbia	100%	Canadian Dollar
Vicinity Motor (Bus) USA Corp.	United States	100%	United States Dollar

Intercompany balances and transactions were eliminated in preparing the consolidated financial statements.

a)    Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The consolidated financial statements were authorized for issue by the Board of Directors on April 1, 2024.

b)    Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments carried at fair value as described in Note 3.

c)      Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires the use of judgments and estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements.

Vicinity Motor Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and December 31, 2022 (In thousands of US dollars, except for per share amounts)

2.	BASIS OF PRESENTATION (continued)

Estimates that have a risk of resulting in material adjustment to the carrying amounts of assets and liabilities within the next year are summarized below:

i.	Impairment assessment of intangible assets:

The determination of the recoverable amount of intangible assets involves significant estimates and assumptions. Intangible assets are tested for possible impairment when there are events or changes in circumstances that indicate that their carrying values may not be recoverable. Impairment is determined by comparing the recoverable amount of such intangible assets with their carrying values. Any impairment loss is recognized for the amount by which the intangible asset’s carrying value exceeds its recoverable amount within earnings, as appropriate (Note 6).

ii.	Fair value of embedded derivatives:

During the year ended December 31, 2023, the Company entered into a convertible debt arrangement and accordingly the following are new estimates and judgements. The Company is required to determine the fair value of embedded derivatives. Fair value of embedded derivatives are determined using valuation techniques and require estimates as at the reporting period date as the financial instruments are not traded in an active market as disclosed in Note 12.

iii.	Inventory net realizable value:

The Company estimates net realizable value of inventory for its vehicles and spare parts. Net realizable value is the estimated selling price in the ordinary course of business, less any costs to complete and sell the product. An allowance for obsolete, slow-moving or defective inventory is made when necessary.

iv.	The determination of provision for warranty cost:

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

Vicinity Motor Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and December 31, 2022 (In thousands of US dollars, except for per share amounts)

3.	SUMMARY OF MATERIAL AND OTHER ACCOUNTING POLICIES

a)	Revenue recognition

Revenue from contracts with customers is based upon the principle that revenue is recognized when control of a good or service is transferred to a customer. The Company considers that control has passed when there is a present obligation to pay, physical possession by the customer (unless specific arrangements have been made to store the product at the Company site), and when legal title and the risks and rewards of ownership have passed to the customer.

In the case of buses, revenue is recognized when the buses have been delivered to the customer. Buses are considered delivered when it is picked up from the Company’s yard by the customer or when delivered to a customer specified location in accordance with the agreement. Truck revenue is recognized on payment, or as specified per the arrangement, for the cab and chassis. Revenues for truck bodies are recognized when installed and paid for or when delivered to the customer. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized.

In the case of revenue from the sale of aftermarket parts inventory, revenue is recognized when control of the aftermarket parts inventory transfers to the customer upon delivery.

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

Vicinity Motor Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and December 31, 2022 (In thousands of US dollars, except for per share amounts)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In circumstances where the Company modifies a contract, judgement is applied to determine if the modification should be accounted for as a new contract or part of the existing contract, depending upon the nature of the contract. Modifications that defer the delivery of buses or change the type of bus to be delivered in the future are generally accounted for prospectively and deferred revenue is continued to be deferred. A modification that adds additional distinct performance obligations at stand-alone selling prices are accounted for as a new contract.

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

Intangible assets consist of intellectual property rights and developed software and licences. Intellectual property rights acquired are initially recognized at cost and are subsequently carried at cost less accumulated amortization and accumulated impairment losses, if any. Software implementation costs have finite lives and are carried at cost less accumulated amortization and accumulated impairment losses, if any. Intellectual property costs are amortized to profit or loss using the straight-line method over 8-10 years, which is their estimated useful life. Software implementation costs are to be amortized over 5 years, which is its estimated useful life. These assets with finite lives are tested for possible impairment when there are events or changes in circumstances that indicate that their carrying amounts may not be recoverable.

Vicinity Motor Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and December 31, 2022 (In thousands of US dollars, except for per share amounts)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f)	Development costs

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

g)	Debt modification and extinguishments

Modifications to debt can occur when the borrower and lender negotiate changes to the terms of the debt such as increasing the interest rate or amending the timing of payment of interest and principal amount. Under IFRS 9, a change that is considered “substantial” (substantial is when the net present value of the cash flows under the new terms, discounted at the original effective interest rate is at least 10% different from the carrying amount of the original debt) would be accounted for as an extinguishment, which means that the original debt is derecognized, with a gain or loss, being the difference between the net present value of the revised cash flows discounted at original effective interest rate and the carrying value of original debt, is recorded in profit and loss, and a new financial liability recorded based on the new terms. If the change is not considered to be substantial, the original debt remains on the books and a gain or loss at the date of the modification is recognized. In addition, if there were any costs or fees incurred to change the terms, they would be adjusted to the carrying amount of the modified debt and amortized over the remaining term of the modified debt.

h)	Debt issue costs

Debt issue costs are recognized in connection with proposed financing transactions which are specifically identified in that the form of financing is known and its completion is probable. When the financing is completed, these costs are recognized and netted against the value of the debt for debt transactions. Debt issue costs include only those costs which are incremental and directly attributable to the proposed financing transaction. In the event that the transaction is abandoned, previously capitalized debt issue costs are expensed through the consolidated statements of loss and comprehensive loss.

i)	Share issuance costs

Professional, consulting, regulatory and other costs directly attributable to equity financing transactions are recorded as deferred financing costs until the financing transactions are completed, if the completion of the transaction is considered likely; otherwise they are expensed as incurred. Share issuance costs are charged to share capital when the related shares are issued. Deferred financing costs related to financing transactions that are not completed are expensed through the consolidated statements of loss and comprehensive loss.

j)	Property and equipment

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

Depreciation of property and equipment is recorded in operating expenses with the exception of our buses under lease which is included in cost of sales. Property and equipment are depreciated annually using the following methods and rates:

Office equipment	Declining balance, 20% - 55%
Vehicles	Declining balance, 30%
Buses under lease	Straight-line over the expected life of the bus, up to 12 years
Asset under lease	Straight-line, over lease term
Plant	Straight-line, 40 years
Manufacturing equipment	Declining balance, 20%

Vicinity Motor Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and December 31, 2022 (In thousands of US dollars, except for per share amounts)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k)	Government assistance

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

l)	Leases

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

m)	Provisions

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

Vicinity Motor Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and December 31, 2022 (In thousands of US dollars, except for per share amounts)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n)	Impairment of non-financial assets

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

If the carrying amount of an individual asset or cash-generating unit exceeds its recoverable amount, an impairment loss is recorded in the consolidated statements of loss and comprehensive loss to reflect the asset at the recoverable amount. In assessing the value-in-use, the relevant future cash flows expected to arise from the continuing use of such assets and from their disposal are discounted to their present value using a pre-tax discount rate which reflects the current market’s assessments of the time value of money and asset-specific risks for which the cash flow estimates have not been adjusted. Fair value less costs to sell is determined as the price that would be received to sell the asset or group of assets in an orderly transaction between market participants at the measurement date less incremental costs directly attributed to the disposal of the asset or group of assets.

A reversal of a previously recognized impairment loss is recorded in the consolidated statements of loss and comprehensive loss when events or circumstances dictate that the estimates used to determine the recoverable amount have changed since the prior impairment loss was recognized. The carrying amount is increased to the recoverable amount but not beyond the carrying amount net of amortization which would have arisen if the prior impairment loss had not been recognized. After such a reversal, the amortization charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

o)	Financial instruments

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

Vicinity Motor Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and December 31, 2022 (In thousands of US dollars, except for per share amounts)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts payable, accrued liabilities and debt are classified as other financial liabilities and are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are held at amortized cost using the effective interest method.

p)	Impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on its financial assets other that those financial assets carried at fair value through profit and loss. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If, at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses.

q)	Income taxes

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

r)	(Loss) earnings per share

Basic (loss) earnings per share is computed by dividing net (loss) income available to common shareholders by the weighted average number of common shares outstanding during the year. The Company applies the treasury stock method in calculating diluted (loss) earnings per share. Diluted (loss) earnings per share exclude all dilutive potential common shares if their effect is anti-dilutive.

s)	Related party transactions

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

Vicinity Motor Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and December 31, 2022 (In thousands of US dollars, except for per share amounts)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t)	Stock-based payments

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

u)	Share Capital

The Company uses the residual value approach in respect of unit offerings, whereby the amount assigned to the warrant is the excess of the unit price over the trading price of the Company’s shares at the date of issuance, if any.

v)	Reportable segments

The Company operates as a single segment, which is the production and sale of buses, trucks and spare parts in North America, consistent with the internal reporting provided to the chief executive officer.

w)	Foreign exchange

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Company’s subsidiaries at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rates in effect at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated to the functional currency at the exchange rate in effect when the fair value was determined. Foreign currency differences are generally recognized in statement of loss. Non-monetary items that are measured based on historical cost in a foreign currency are translated to the functional currency using the exchange rate in effect at the date of the transaction giving rise to the item.

Foreign operations

The assets and liabilities of foreign operations are translated into USD at the exchange rates at the reporting date. The income and expenses of foreign operations are translated into USD at the monthly average exchange rates. Foreign currency differences are recognized in other comprehensive loss.

Vicinity Motor Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and December 31, 2022 (In thousands of US dollars, except for per share amounts)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

x)	Recent accounting pronouncements

New Standards Implemented

The Company adopted the narrow-scope amendments to IAS 8 - Accounting Policies, Change in Accounting Estimates and Errors effective January 1,2023. These amendments clarify how companies distinguish changes in accounting policies from changes in accounting estimates. These amendments had no material impact on the consolidated financial statements.

The Company adopted the narrow-scope amendments to IAS 1 – Presentation of Financial Statements effective January 1,2023. These amendments improve accounting policy disclosures. These amendments had no material impact on the consolidated financial statements.

Future Standards and Amendments

In September 2022, the IASB issued amendments to IFRS 16, Leases (IFRS 16) related to sale leaseback transactions for lessees. The amendments require that subsequent remeasurement of the lease liability does not result in a gain or loss that relates to the right of use asset the lessee retains. The amendments are effective for periods beginning on or after January 1, 2024, with early adoption permitted. The Company does not expect adoption of this standard to have a material impact on the Company’s consolidated financial statements.

In October 2022, the IASB issued amendments to IAS 1 - Presentation of Financial Statements, which specifies that covenants whose compliance is assessed after the reporting date do not affect the classification. The Company does not expect adoption of this standards to have a material impact on the Company’s consolidated financial statements.

In May 2023, the IASB issued amendments to IAS 12 – Income Taxes which introduced a mandatory temporary exception from the recognition and disclosure of deferred taxes related to the implementation of Pillar Two model rules. These rules were developed by the Organization for Economic Co-operation and Development and were designed to ensure that large, multinational enterprises are subject to a minimum income tax rate of 15% in each jurisdiction they operate. The IAS 12 amendments require that the Company separately disclose the current tax expense/income related to Pillar Two income taxes. As of January 31, 2024, the Pillar Two legislation has not yet been substantively enacted in the Company’s jurisdictions and the Company has yet to apply the temporary exemption. The Company will disclose known or reasonably estimable information related to the Company’s exposure to Pillar Two income taxes when it is applicable and will disclose separately current tax related to Pillar Two income taxes when it is in effect.

Vicinity Motor Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and December 31, 2022 (In thousands of US dollars, except for per share amounts)

4.	TRADE AND OTHER RECEIVABLES

	December 31, 2023	December 31, 2022
	$	$
Trade receivable	2,627	1,076
Income tax receivable	185	160
Sales tax receivable	19	21
Duties receivable	172	162
Receivable from manufacturer	2,596	1,236
Total Trade and other receivables	5,599	2,655

5.	INVENTORY

	December 31, 2023	December 31, 2022
	$	$
Finished goods	9,985	8,098
Work in progress – vehicles	11,560	42
Parts for resale	1,728	1,928
Total Inventory	23,273	10,068

As at December 31, 2023 and December 31, 2022, work in progress – vehicles consist of the cost of buses and trucks still being manufactured. Finished goods inventory consisted of the costs of assembled buses and trucks, as well as freight and other costs incurred directly by the Company in compiling inventory. All inventory is part of the general security agreement to secure the credit facility described in Note 8.

During the year ended December 31, 2023, the Company reduced inventory of parts for resale and finished goods by $178 (December 31, 2022 - $1,227; December 31, 2021: $nil) to reflect the net realizable value for obsolete parts and aged used buses with a corresponding increase recorded to cost of goods sold.

During the year ended December 31, 2023, the Company recognized $13,057 as the cost of inventory included as an expense in cost of sales (December 31, 2022: $14,408; December 31, 2021: $31,914).

Vicinity Motor Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and December 31, 2022 (In thousands of US dollars, except for per share amounts)

6.	INTANGIBLE ASSETS

	Purchased Intellectual Property (a)	Developed Intellectual Property (b)	Software	Total
	$	$	$	$
Cost
Balance at December 31, 2021	20,285	2,156	1,249	23,690
Additions	—	203	—	203
Reduction of deferred consideration	(4,639)	—	—	(4,639)
Write-down of intangible asset	—	—	(345)	(345)
Foreign exchange	(1,593)	262	(86)	(1,417)
At December 31, 2022	14,053	2,621	818	17,492
Additions	—	571	—	571
Write-down of intangible asset	(5,115)	—	—	(5,115)
Foreign exchange	337	60	20	417
At December 31, 2023	9,275	3,252	838	13,365

Accumulated Amortization
Balance at December 31, 2021	983	—	354	1,337
Depreciation	1,954	3	94	2,051
Foreign exchange	(142)	—	(27)	(169)
At December 31, 2022	2,795	3	421	3,219
Depreciation	151	32	69	252
Foreign exchange	66	1	12	79
At December 31, 2023	3,012	36	502	3,550

Carrying Value
At December 31, 2022	11,258	2,618	397	14,273
At December 31, 2023	6,263	3,216	336	9,815

a)	By agreements dated June 10, 2015 and September 29, 2017, the Company entered into a services agreement with a customer to formalize compensation for the services provided in the development of the Vicinity bus. This intangible asset represents the acquisition of the customer’s interest in the intellectual property of the Vicinity Bus As consideration the Company agreed to delivery of up to 8 buses over 8 years without payment to the Company. As at December 31, 2023, these buses were delivered. The intangible asset is being amortized over an 8-year period representing the useful life of the intellectual property related to the Vicinity bus.

On October 5, 2021, the Company entered into the Sales and Marketing Agreement with Optimal Electric Vehicles, LLC (“Optimal EV”) to purchase the exclusive sales and marketing rights for certain VMC Optimal products for 10 years. The Company paid $15,000 in cash and was to pay $5,000 contingent on the sale of 250 units sold by the Company. The Company had initially accounted for the contingent deferred consideration at fair value and subsequently measured the contingent deferred consideration at fair value at each period with changes in fair value being recorded in the statement of loss. As a result, the Company recorded an intangible asset for the licensing fee in the amount of $19,484 and $78 in interest and finance costs for the year ended December 31, 2021.

Vicinity Motor Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and December 31, 2022 (In thousands of US dollars, except for per share amounts)

6.	INTANGIBLE ASSETS (continued)

During the year ended December 31, 2022, the Company terminated the Sales and Marketing Agreement with Optimal EV due to material breaches by Optimal EV under the agreement. During the year ended December 31, 2023, the Company initiated arbitration proceedings regarding ongoing disputes with Optimal EV. As a result of the termination, during the year ended December 31, 2023, the Company reduced the intangible asset and the deferred consideration by the remaining amount of deferred consideration, $4,640. As a result of the ongoing arbitration, management concluded that there was an impairment indicator with regards to the intangible asset. As a result, management performed an evaluation to determine whether the carrying amount of the intangible asset was in excess of its recoverable amount as at December 31, 2023. Management determined the recoverable amount by performing a scenario weighted discounted cash flow model. Based on the results of management’s impairment assessment it was determined no impairment was required. As at December 31, 2023, management concluded that there was an impairment indicator with regards to the intangible assets due to ongoing arbitration. Per the terms of the agreement, the Company is entitled to $12,000 in the event of a breach by Optimal EV and if the agreement was terminated within the first year by the Company, which it was. The Company is pursuing amounts greater than $12,000 through arbitration proceedings. Based on the results of management’s impairment assessment it determined that an impairment was required. Although management is confident of a judgement in their favor, Optimal EV’s ability to pay is currently unknown. Given this significant uncertainty, the Company used a probability weighted scenario model to assess the likely payment outcomes and associated risks and has reduced the carrying amount of the asset to $6,000 as at December 31, 2023.

b)	Developed intellectual property is development costs for Vicinity products, such as electric trucks and buses. During the year ended December 31, 2023, the Company received $431 (December 31, 2022 - $817) as a grant from Sustainable Development Technology Canada for the development of the Company’s electric vehicles. The amount was recorded as a reduction in additions to intangible assets. The Company has the right to receive an additional C$993 dollars in further grants as milestones are achieved for this project.

Vicinity Motor Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and December 31, 2022 (In thousands of US dollars, except for per share amounts)

7.	PROPERTY AND EQUIPMENT

	Buses Available for Lease (a)	Office Equipment	Right-of-Use Asset	Vehicles	Land	Plant and Equipment (b)	Total
	$	$	$	$	$	$	$
Cost
At December 31, 2021	3,889	1,464	620	782	1,760	4,434	12,949
Additions	9	1,093	2,242	390	—	9,821	13,555
Disposals	(285)	(6)	—	—	—	—	(291)
Foreign exchange	(229)	(295)	(162)	(73)	—	—	(759)
At December 31, 2022	3,384	2,256	2,700	1,099	1,760	14,255	25,454
Additions	258	149	197	813	—	731	2,148
Disposals	—	—	—	(47)	—	—	(47)
Foreign exchange	88	46	67	35	—	—	236

At December 31, 2023	3,730	2,451	2,964	1,900	1,760	14,986	27,791

Accumulated Amortization
At December 31, 2021	839	333	504	439	—	—	2,115
Disposals	(22)	(1)	—	—	—	—	(23)
Depreciation	388	88	403	36	—	—	915
Foreign exchange	(64)	(26)	(46)	(30)	—	—	(166)
At December 31, 2022	1,141	394	861	445	—	—	2,841
Disposals	—	—		(37)	—	—	(37)
Depreciation	370	114	463	39	—	182	1,168
Foreign exchange	35	11	29	10	—	—	85

At December 31, 2023	1,546	519	1,353	457	—	182	4,057

Carrying Value
December 31, 2022	2,243	1,862	1,839	654	1,760	14,255	22,613
December 31, 2023	2,184	1,932	1,611	1,443	1,760	14,804	23,734

All property and equipment are pledged as part of a general security agreement to secure the credit facility described in Note 8. All equipment at the manufacturing plant in Ferndale is pledged as security for the term loan described in Note 13a. Additionally, $119 of vehicles are pledged to secure vehicle loans described in Note 12.

Vicinity Motor Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and December 31, 2022 (In thousands of US dollars, except for per share amounts)

7.	PROPERTY AND EQUIPMENT (continued)

a)	As at December 31, 2023, $471 of buses available for lease had been returned to the Company and are no longer under a lease contract with a customer (December 31, 2022: $573).

During the year ended December 31, 2022, one bus available for lease was sold to a customer with a loss of $27 being recognized in cost of sales.

During the year ended December 31, 2023, the Company recognized a write down of $42 for buses available for lease to reflect the net recoverable value with a corresponding increase in cost of goods sold (December 31, 2022: $85).

b)	During the year ended December 31, 2023, the Company completed construction and received its certificate of occupancy for its US manufacturing campus in Ferndale, Washington. The building started being amortised during the year ended December 31, 2023, as the building was capable of operating in the manner intended by management and the expense is recorded in cost of goods sold.

8.	CREDIT FACILITY

During the year ended December 31, 2017, the Company entered into a revolving credit facility agreement with Royal Bank of Canada and Export Development Canada for a maximum amount of C$20 million based on the value of certain Company assets. The terms of the agreement were amended on October 23, 2020, renewing the asset-based lending (ABL) facility for a three-year term. The credit facility bears interest at a rate of 0.75% - 1% plus Canadian prime rate for loans denominated in Canadian dollars and 0.75% - 1% plus US prime rate for loans denominated in US dollars. The facility is secured by way of a general security agreement over all assets of the Company.

During the year ended December 31, 2023, the terms of the agreement were amended to reduce the ABL facility to C$10M for use with its bus orders. The facility was due to initially expire on February 16, 2024 and the Company received a 60 day extension subsequent to December 31, 2023 and the facility will expire on April 16, 2024 and may be renewed on a yearly basis at the discretion of the lender.

As at December 31, 2023, the Company had drawn $nil on this facility (December 31, 2022: $628). Per the terms of the ABL credit facility, the Company must maintain a consolidated 12-month rolling fixed charge coverage ratio if the Company borrows over 75% of the available facility. As at December 31, 2023, the Company has not borrowed over 75% of its availability.

Vicinity Motor Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and December 31, 2022 (In thousands of US dollars, except for per share amounts)

8.	CREDIT FACILITY (continued)

During the year ended December 31, 2023, the Company obtained $30M in credit commitments from Royal Bank of Canada and Export Development Canada to fund production of the Company’s VMC 1200 class 3 electric trucks. The credit facility can be used for 100% of eligible production costs on the trucks, excluding labor and overhead from the Company’s assembly plants. The facility was initially due to expire on February 16, 2024 and the Company received a 60 day extension subsequent to December 31, 2023; facility will expire on April 16, 2024 and may be renewed on a yearly basis at the discretion of the lender. The facility has an interest rate of prime plus 2% and will be secured by existing assets of the Company.

As at December 31, 2023, the Company had drawn $15,976 on this facility (December 31, 2022: $nil ). The Company also recorded $50 in deferred financing fees against the carrying value of the debt for a net balance at December 31, 2023 of $15,926. Per the terms of the credit facility, the Company must maintain minimum earnings before interest, taxes, depreciation, and amortization (EBITDA) target and certain production targets. The facility is repaid as payment for units are received.

Both facilities are under one agreement and this agreement was amended in September and December of 2023 to amend the covenants. As at December 31, 2023, the Company is in compliance with all amended covenants.

9.	DEFERRED REVENUE

		December 31, 2023	December 31, 2022
		$	$
Opening balance of deferred revenue	(a)	2,382	3,193
Additions – sales deposits		2,169	452
Revenue recognized during the year		(179)	(1,123)
Change in foreign exchange		57	(140)
Ending balance of deferred revenue		4,429	2,382
Less: Current portion		4,429	2,382
Long-term portion of deferred revenue		—	—

a)	During the year ended December 31, 2021, the Company recognized deferred revenue in relation to a non-cash agreement with a customer in which the Company provided the customer with 8 leased buses to be leased until the delivery of the 8 new buses which are expected to be delivered in 2024. As a result, the Company has recognized $162 as lease revenue (December 31, 2022: $127; December 31, 2021: $14) and has a deferred revenue balance of $1,812 as at December 31, 2023 (December 31, 2022 - $1,929).

Vicinity Motor Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and December 31, 2022 (In thousands of US dollars, except for per share amounts)

10.	PROVISION FOR WARRANTY COST

The Company provides bumper to bumper warranty coverage for the first two years on specified components, with the exception of normal wear and tear.

During the year ended December 31, 2023, the Company recorded warranty expense of $368. (December 31, 2022 - $499: December 31, 2021: $1,598) as part of its cost of sales in connection with sales completed during the year. During the year ended December 31, 2023, $494 of warranty costs (December 31, 2022 - $841) have been incurred against the provision. Change in estimate of the warranty provision relates to re-assessment of the warranty provision compared to the actual warranty claims applied.

	December 31, 2023	December 31, 2022
	$	$
Opening balance of warranty provision	1,709	1,669
Additions	368	499
Warranty claims applied	(494)	(841)
Change in estimate of warranty provision	(860)	421
Change in foreign exchange	24	(39)
Ending balance of warranty provision	747	1,709
Less: Current portion	612	1,585
Long-term portion of warranty provision	135	124

Vicinity Motor Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and December 31, 2022 (In thousands of US dollars, except for per share amounts)

11.	CURRENT DEBT FACILITIES

		December 31, 2023	December 31, 2022
		$	$
Unsecured debentures - 2021	(a)	8,499	6,587
		8,499	6,587

a)	On October 5, 2021, the Company issued C$10.3 million in unsecured debentures with a maturity 12 months from the date of issue. On June 15, 2022, the maturity date of the debentures was extended to October 4, 2023, with the extension being treated as a modification that did not require derecognition of the original debt. As a result, a gain of $803 on modification of debt was recorded during the year ended December 31, 2022. In connection with the extension, the Company cancelled 412,000 warrants from the previous agreement. On extension the Company issued 1,000,000 warrants to purchase common shares at an exercise price of C$2.25 per share. The value of these warrants was incorporated in the $803 gain on modification of debt. On September 25, 2023, the maturity date of the debentures was extended with C$1,648 of accrued interest being added to the principal with the new principal amount being C$11,948. The facility is repayable with 25% (C$2,987) principal payments due in April and July of 2024, with the remainder and interest payable due on October 4, 2024. As a result, a gain of $492 on modification of debt was recorded during the year ended December 31, 2023. In connection with the extension, the Company cancelled 1,000,000 warrants from the previous agreement. On extension the Company issued 1,500,000 warrants to purchase common shares at an exercise price of C$1.33 per share. The value of these warrants was incorporated in the $492 gain on modification of debt. The warrants expire on October 4, 2024.

As a result of the extension on September 25, 2023, the interest rate increased from 8% to 13% annual interest paid at maturity. Borrowing costs of $449 were recorded on June 15, 2022, and an additional $240 in borrowing costs on extension on September 25, 2023; the debt has an effective interest rate of 24%.

During the year ended December 31, 2023, the Company incurred $1,970 in interest expense (December 31, 2022 - $1,748; December 31, 2021: $411) on this loan, of which $274 is included in accounts payable and accrued liabilities at December 31, 2023 (December 31, 2022 - $765).

12.	CONVERTIBLE DEBT

On March 27, 2023, the Corporation completed a private placement of unsecured convertible debentures for gross proceeds of C$4 million. The convertible debentures bear interest at 15% per annum, and mature 18 months from the closing date. Interest payments on the convertible debentures are due on the twelve-month anniversary of the maturity date of September 27, 2024.

Vicinity Motor Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and December 31, 2022 (In thousands of US dollars, except for per share amounts)

12.	CONVERTIBLE DEBT (continued)

Each convertible debenture is convertible at the holder’s option into Units at any time prior to maturity at a conversion price of C$1.45 per Unit. Upon conversion, each Unit will consist of one Common Share and 0.2 of a Warrant. Each Warrant is exercisable into a Warrant Share at an exercise price of C$1.45 for a period of thirty-six months following the initial debenture closing date. The convertible debenture is redeemable at the Company’s option at any time after 12 months, with 30 days notice, at a redemption price of 105% of the principal, payable in cash, plus any accrued interest up to the maturity date.

The unsecured convertible debentures represent financial instruments that include host debentures accounted for at amortized cost and embedded derivatives related to the conversion feature and redemption option, which are separated from the convertible debentures and accounted for at fair value with changes in fair value recorded in the statement of loss.

	Host debentures	Embedded derivatives	Total
	$	$	$
As at January 1, 2023	—	—	—
Convertible debt principal	2,208	747	2,955
Transactions costs	(159)	—	(159)
As at March 27, 2023	2,049	747	2,796
Change in fair value	N/A	(605)	(605)
Interest accretion	394	—	394
Foreign exchange	56	17	73
As at December 31, 2023	2,499	159	2,658

The fair value of the embedded derivatives were estimated using a binomial tree method with the following assumptions as at December 31, 2023:

Assumptions

Risk-free interest rate	4.0 – 5.0%
Credit spread	28.4%
Expected life of options	1.0 – 2.5 years
Annual dividend rate	0%
Annualized volatility	41.4 – 50.2%

For the year ended December 31, 2023, the change in fair value resulted in a gain of $605 recognized in the statement of loss. The Company incurred $733 in interest expense on the convertible debentures; $339 is included in accounts payable and accrued liabilities as at December 31, 2023.

Vicinity Motor Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and December 31, 2022 (In thousands of US dollars, except for per share amounts)

13.	OTHER LONG-TERM LIABILITIES

		December 31, 2023	December 31, 2022
		$	$
Term loan	(a)	8,880	—
Lease obligation	(b)	1,655	1,883
Vehicles		42	69
Less: Current portion		(1,222)	(449)
		9,355	1,503

a)	Term loan

During the six months ended June 30, 2023, the Company secured a financing with a lender for proceeds of $9,000 to fund working capital and capital expenditures as the Company begins production of the VMC 1200 class 3 electric truck at its facility in Ferndale, Washington. The loan is secured by the assets of the Company and bears interest at a rate of prime plus 3.75% or 5% depending on the Company’s full year EBITDA as defined in the contract. For the first year of the loan only interest is payable; principal is to be repaid over the remaining six years until maturity on May 20, 2030. The Company incurred transaction costs of $132. Per the terms of the credit facility, the Company must maintain minimum EBITDA targets and certain production targets. As at December 31, 2023, the Company is in compliance with all covenants.

During the year ended December 31, 2023, the Company incurred $1,069 of interest expense on this loan. The Company also recorded $120 in deferred financing fees against the carrying value of the loan for a net balance at December 31, 2023 of $8,880.

b)	Lease Obligation

Minimum lease payments in respect of lease liabilities for the right-of-use assets included in property, plant and equipment (Note 7) and the effect of discounting are as follows:

December 31, 2023
$
Undiscounted minimum lease payments:
Less than one year	523
One to two years	533
Two to three years	523
Three to six years	198
1,777
Effect of discounting	(122)
Present value of minimum lease payments – total lease liability	1,655
Less: Current portion	(464)
Long-term lease liabilities	1,191

The Company has lease agreements for office and warehouse facilities expiring March 31, 2027 and May 31, 2027. The Company also has lease agreements for vehicles expiring on November 30, 2025, November 1, 2027 and February 15, 2029.

Vicinity Motor Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and December 31, 2022 (In thousands of US dollars, except for per share amounts)

14.	SHARE CAPITAL

14.1       Authorized: Unlimited number of common shares without par value

14.2        Issued and Outstanding Common Shares:

The details for the common share issuances during the year ended December 31, 2023 are as follows:

a.	During the year ended December 31, 2023, the Company issued 925,667 shares at prices ranging from $0.87 to $1.01 per share. The Company incurred share issuance costs of $48 for net proceeds of $819 through its At-the-Market equity program.

The details for the common share issuances during the year ended December 31, 2022 were as follows:

b.	During the year ended December 31, 2022, 4,444,445 units, each unit consisting of one common share and one warrant, were issued for a private placement at a price of $2.70 for gross proceeds of $12,000. The value allocated to the warrants based on the residual value method was $nil. The Company also incurred share issuance costs of $1,283 in relation to this private placement.

During the year ended December 31, 2022, the Company also issued 5,118,554 shares at prices ranging from $0.79 to $3.65, the Company incurred share issuance costs of $205 for net proceeds of $6,244 through its At-the-Market equity program.

c.	During the year ended December 31, 2022, 166,000 RSU’s were vested for gross cash proceeds of $nil.

d.	During the year ended December 31, 2022, 66,661 stock options were exercised by employees of the Company at an average exercise price of $1.13 for gross proceeds of $75.

The details for the common share issuances during the year ended December 31, 2021 were as follows:

e.	During the year ended December 31, 2021, 4,114,242 shares were issued on settlement of a private placement at a price of $4.27 for gross proceeds of $17,563. The Company also incurred share issuance costs of $3,567 in relation to this private placement.

f.	During the year ended December 31, 2021, 1,924,721 warrants were exercised at an average exercise price of $3.18 per share for gross proceeds of $6,128.

g.	During the year ended December 31, 2021, 256,662 stock options were exercised by employees of the Company at an average exercise price of $1.62 for gross proceeds of $416.

14.3        Share Purchase Warrants

A summary of the Company’s share purchase warrants are as follows:

Vicinity Motor Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and December 31, 2022 (In thousands of US dollars, except for per share amounts)

14.	SHARE CAPITAL (continued)

	Number of Warrants	Weighted Average Exercise Price
		C$
Outstanding, December 31, 2020	1,934,100	3.89
Issued	2,407,304	6.64
Forfeited	(9,379)	4.50
Exercised	(1,924,721)	3.89
Outstanding, December 31, 2021	2,407,304	6.64

Issued	5,577,778	3.84
Cancelled	(412,000)	4.50
Outstanding, December 31, 2022	7,573,082	4.53

Issued	2,250,000	1.45
Cancelled	(1,000,000)	2.25
Outstanding, December 31, 2023	8,823,082	4.00

During the year ended December 31, 2023, the Company issued 1,500,000 warrants as part of a debt extension agreement (Note 11) with an exercise price of C$1.33. The warrants expire on October 4, 2024. 1,000,000 warrants from the previous extension on June 15, 2022, were cancelled.

During the year ended December 31, 2023, the Company issued 750,000 warrants as part of a consulting contract with an exercise price of $1.68. The warrants expire as follows: 250,000 warrants expire on December 31, 2025, 250,000 warrants expire on March 31, 2026, and 250,000 warrants expire on June 30, 2026.

During the year ended December 31, 2022, the Company issued 4,444,445 warrants and 133,333 agent warrants, as part of a private placement agreement with exercise prices of $2.97 and $3.36, respectively. The warrants expire 3 years and 2 years, respectively, from the date of closing of the placement.

During the year ended December 31, 2022, the Company issued 1,000,000 warrants as part of a debt extension agreement (Note 11) with an exercise price of C$2.25. The warrants originally expired on October 4, 2023.

During the year ended December 31, 2021, the Company issued 1,995,304 warrants as part of a private placement agreement with an exercise price of $5.10. The warrants expire 3 years from the date of closing of the placement.

During the year ended December 31, 2021, the Company issued 412,000 warrants as part of a debt agreement (Note 11) with an exercise price of C$7.50. The warrants expire 12 months from the date of issue.

14.4 Directors, Consultants, and Employee stock options

The Company has adopted a share option plan for which options to acquire up to 10% of the issued share capital, at the award date, may be granted to eligible optionees from time to time. Generally, share options granted have a maximum term of five years, and a vesting period and exercise price determined by the directors.

Vicinity Motor Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and December 31, 2022 (In thousands of US dollars, except for per share amounts)

14.	SHARE CAPITAL (continued)

A summary of the Company’s directors, consultants, and employee stock options are as follows:

	Number of Options	Weighted Average Exercise Price
		C$
Outstanding, December 31, 2020	1,173,320	2.70
Issued	684,999	6.71
Exercised	(256,662)	2.06
Outstanding, December 31, 2021	1,601,657	4.52

Issued	387,500	1.60
Forfeited	(341,670)	5.21
Exercised	(66,661)	1.40
Outstanding, December 31, 2022	1,580,826	3.79

Issued	602,000	1.17
Forfeited	(514,999)	3.02
Outstanding, December 31, 2023	1,667,827	3.08

During the year ended December 31, 2023, the Company granted 602,000 stock options to executives and directors to purchase common shares of the Company with exercise prices ranging from C$1.02 to C$1.18 per common share and expiring in five years. These stock options vest over three years.

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

Vicinity Motor Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and December 31, 2022 (In thousands of US dollars, except for per share amounts)

14.	SHARE CAPITAL (continued)

During the year ended December 31, 2023, the Company recognized $88 (2022 - $116; 2021 - $814) on the grant and vesting of options to directors, consultants and employees. The grant date fair value per option was calculated using the Black-Scholes model with the following weighted average assumptions:

	December 31, 2023	December 31, 2022	December 31, 2021

Fair value at grant date (C$)	$0.55	$0.75	$4.20
Fair value at grant date (US$)	$0.42	$0.56	$3.27
Risk-free interest rate	4.01%	3.47%	0.42%
Expected life of options	5 years	5 years	4 years
Expected dividend rate	0%	0%	0%
Annualized volatility	80%	97%	90%
Forfeiture rate	15%	14%	3%

The following tables summarize information about the Company’s stock options outstanding at December 31, 2023:

	Options Outstanding	Options Exercisable	Exercise Price	Remaining Contractual Life (Years)	Expiry Date
			C$

January 17, 2019	166,666	166,666	2.40	0.05	January 17, 2024
November 15, 2019	233,333	233,333	1.50	0.88	November 15, 2024
November 28, 2019	16,666	16,666	1.56	0.91	November 28, 2024
May 4, 2020	24,999	24,999	1.20	1.34	May 4, 2025
November 23, 2020	66,664	66,664	6.15	1.90	November 23, 2025
January 12, 2021	333,333	333,333	6.51	2.03	January 11, 2026
February 1, 2021	41,666	41,666	9.36	2.09	January 31, 2026
April 27, 2021	60,000	50,000	7.24	2.32	April 26, 2026
March 31, 2022	40,000	20,000	2.98	3.25	March 30, 2027
November 25, 2022	82,500	27,500	1.30	3.90	November 24, 2027
May 11, 2023	50,000	8,333	1.02	4.36	May 10, 2028
November 15, 2023	552,000	—	1.30	4.88	November 14, 2028

Total	1,667,827	989,160

Vicinity Motor Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and December 31, 2022 (In thousands of US dollars, except for per share amounts)

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

A summary of the Company’s RSU’s are as follows:

Number of RSUs

Outstanding, December 31, 2020	—
Issued	166,000
Outstanding, December 31, 2021	166,000

Vested	(166,000)
Outstanding, December 31, 2022 and December 31, 2023	—

On April 27, 2021 the Company issued 166,000 RSU’s to directors and officers of the Company that vested on November 17, 2022. At December 31, 2023, there were nil RSUs outstanding (December 31, 2022 – nil;

December 31, 2021 – 166,000). During the year ended December 31, 2023, the Company recorded $nil (December 31, 2022 - $696; December 31, 2021 - $216) as stock-based compensation for the fair value of the RSUs issued.

Vicinity Motor Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and December 31, 2022 (In thousands of US dollars, except for per share amounts)

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

A summary of the Company’s DSUs are as follows:

Number of DSUs

Outstanding, December 31, 2020	95,141
Issued	75,650
Outstanding, December 31, 2021	170,791

Issued	452,910
Outstanding, December 31, 2022	623,701

Issued	666,749
Outstanding, December 31, 2023	1,290,450

During the year ended December 31, 2023, the Company issued 666,749 DSUs (December 31, 2022 – 452,910; December 31, 2021 – 75,650) to board members of the Company that vest upon the board member’s separation date from the Board of Directors.

During the year ended December 31, 2023, the Company recorded $555 (December 31, 2022 - $569;

December 31, 2021 - $323) as stock-based compensation for the fair value of the DSUs issued.

Vicinity Motor Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and December 31, 2022 (In thousands of US dollars, except for per share amounts)

15.	RELATED PARTY BALANCES AND TRANSACTIONS

Key management includes personnel having the authority and responsibility for planning, directing and controlling the activities of the Company and comprised the Company’s directors and executive officers.

Expenses incurred to key management are:

	Year ended	Year ended	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021
	$	$	$
Salaries and Benefits	867	1,187	1,572
Stock-based compensation	589	1,345	869
	1,456	2,532	2,441

During the year ended December 31, 2023 the Company paid $203 in lease payments to a company owned by a director. $211 was recognized as depreciation and interest expense on the right of use asset and lease liability respectively. During the three months ended December 31, 2023, the director sold the building to an unrelated company.

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

As at December 31, 2023, included in accounts payable are balances owing to key management or companies controlled by officers of the Company in the amount of $14 (December 31, 2022 - $1).

All related party balances are non-interest bearing, unsecured and have no fixed terms of repayment and have been classified as current.

Vicinity Motor Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and December 31, 2022 (In thousands of US dollars, except for per share amounts)

16.	INCOME TAX

The following table reconciles the amount of income tax expense on the application of the combined statutory Canadian federal and provincial income tax rates:

	December 31, 2023	December 31, 2022	December 31, 2021
	$	$	$

Loss before tax	(16,633)	(17,746)	(6,859)
Combined statutory tax rates	27%	27%	27%

Expected tax recovery	(4,491)	(4,791)	(1,852)
Non-deductible items	459	(60)	369
Share issuance costs	—	—	(1,198)
Other	(51)	(41)	94
Differences in foreign tax rates	(15)	9	(13)
Change in unrecognized deferred tax assets	4,098	5,085	3,064

Current income tax expense	—	202	464

Deferred taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The tax effects of deductible temporary differences for which no deferred tax asset has been recognized are as follows:

	December 31, 2023	December 31, 2022
	$	$
Deferred tax assets (liabilities):
Tax loss carry-forwards	16,003	11,747
Property and equipment	(691)	(54)
Intangible asset	1,453	(529)
Warranty provision	474	440
Financing costs	982	1,213
Other provisions	77	(28)

Deferred tax assets	18,298	12,789
Unrecognized deferred tax assets	(18,298)	(12,789)
Recognized net deferred tax assets	—	—

Vicinity Motor Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and December 31, 2022 (In thousands of US dollars, except for per share amounts)

16.	INCOME TAX (continued)

As at December 31, 2023, the Company had non-capital loss carry forwards available to reduce taxable income for future years. Of the $59,381 balance shown below, $57,866 relates to Canada and $1,515 relates to the USA. The non-capital losses expire as follows:

2031	414
2032	862
2033	518
2034	2,165
2035	3,040
2036	4,391
2037	1,166
2038	1,593
2039	1,533
2040	3,283
2041	7,962
2042	18,249
2043	14,205

59,381

17.	FINANCIAL INSTRUMENTS

Fair values

The Company’s financial instruments include cash and cash equivalents, trade and other receivables, accounts payable, the credit facility, short-term loans and convertible debt. The carrying amounts of cash and cash equivalents, trade and other receivables, accounts payable, the credit facility, and short-term loans approximate fair value due to their short term nature. The embedded derivatives related to the convertible debt are the only instruments measured at fair value through profit and loss in accordance with IFRS 9 – Financial Instruments. The fair value of the host debenture as at December 31, 2023 is $2,499 if it was a standalone instrument.

Vicinity Motor Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and December 31, 2022 (In thousands of US dollars, except for per share amounts)

17.	FINANCIAL INSTRUMENTS (continued)

The following table summarizes the carrying values and fair values of the Company’s financial instruments:

	December 31, 2023	December 31, 2022
	$	$
Assets:
Measured at amortized cost (i)	7,625	4,277
Liabilities:
Amortized cost (ii)	47,663	14,108
Fair value through P&L (iii)	159	—

(i)	Cash and cash equivalents, and trade and other receivables

(ii)	Accounts payable and accrued liabilities, current loans, and lease obligations.

(iii)	Embedded derivatives related to convertible debt (only financial instrument carried at fair value)

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

The Company valued the derivatives associated with the convertible debt (iii) as a level 3 instrument. The Company used the binomial tree method to determine the fair value of the embedded derivatives attributed to the convertible debt (Note 12).

The Company valued the Optimal EV intangible as a level 3 instrument. The Company used a probability weighted scenarios model to assess likely outcomes of collectability and associated risks in determining the value (Note 6).

Vicinity Motor Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and December 31, 2022 (In thousands of US dollars, except for per share amounts)

17.	FINANCIAL INSTRUMENTS (continued)

Interest Rate and Credit Risk

The Company is exposed to interest rate risk on its bank loans to the extent that its credit facilities are based on Canadian and US prime rates of interest.

Financial instruments which potentially subject the Company to credit risk and concentration of credit risk consist principally of cash and cash equivalents and trade and other receivables.

The following table summarizes the Company’s accounts receivable aging as at December 31, 2023:

	December 31, 2023	December 31, 2022
	$	$
Current, including holdbacks	1,487	911
Past due amounts but not impaired:
1-60 days	598	105
Greater than 60 days	3,514	1,639
Less: Allowance for doubtful accounts	—	—
Total accounts receivables, net	5,599	2,655

Cash and cash equivalents are held with high quality financial institutions. Substantially all of our cash and cash equivalents held with financial institutions exceeds government-insured limits. We have established credit policies that seek to minimize monitoring the credit standing of the financial institutions with whom we transact. To minimize the credit risk related to cash and cash equivalents, the Company places these instruments with a top tier Canadian bank with an AA credit rating and their subsidiary bank in the United States.

Currency Risk

The Company is exposed to foreign currency risk because the Company’s parent and US operations incur a portion of their operating expenses in Canadian dollars. Therefore, an increase in the value of the CAD relative to the USD increases the value of expenses in USD terms incurred by the Company’s parent and US operations, which reduces operating margin and the cash flow available to fund operations. Conversely, the Company’s Canadian operation has a functional currency of Canadian dollars and incurs a portion of its operating expenses in US dollars. Management monitors its foreign currency balances, but the Company does not currently engage in any hedging activities to reduce its foreign currency risk.

Vicinity Motor Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and December 31, 2022 (In thousands of US dollars, except for per share amounts)

17.	FINANCIAL INSTRUMENTS (continued)

At December 31, 2023, the Company had cash of $629, accounts receivable of $4,465 and accounts payable of $4,765, which were denominated in US dollars for its entity with CAD functional currency.

At December 31, 2023, the Company had cash of C$210, accounts receivable of C$nil, short term loans of C$11,241, convertible debt of C$3,305 and accounts payable of C$579, which were denominated in Canadian dollars for its entities with USD functional currency.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective when managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company uses cash to settle its financial obligations as they fall due. The ability to do this relies on the Company collecting its trade receivables in a timely manner and maintaining sufficient cash on hand through credit facility financing (Note 1).

As at December 31, 2023, the Company had negative working capital (current assets less current liabilities) of $2,862. For the year ended December 31, 2023, the Company used cash for operating activities of $24,697 and cash for investing activities of $1,945. As at December 31, 2023, the Company had drawn $15,976 million on its $30M truck credit facility (Note 8).

The following are the contractual maturities of financial liabilities:

	Carrying Amount	Contractual Cash Flows	Within 1 year	1 to 2 years	2 to 3 years	3 to 6 years
	$	$	$	$	$	$
At December 31, 2023
Accounts payable	10,162	(10,162)	(10,162)	—	—	—
Convertible debt	2,658	(3,024)	(3,024)
Current debt facilities	8,499	(9,034)	(9,034)	—	—	—
Credit facility	15,926	(15,926)	(15,926)
Other long-term liabilities	10,577	(14,337)	(2,238)	(2,570)	(2,561)	(6,968)

Total	47,822	(52,483)	(40,384)	(2,570)	(2,561)	(6,968)

Vicinity Motor Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and December 31, 2022 (In thousands of US dollars, except for per share amounts)

17.	FINANCIAL INSTRUMENTS (continued)

Sensitivity analysis

The Company’s borrowing under the existing credit facility are at variable rates of interest and expose the Company to interest rate risk. The Company has completed a sensitivity analysis to estimate the impact on comprehensive income which a change in interest rates at and during the year ended December 31, 2023 would have had on the Company. The result of this sensitivity analysis indicates that a 0.5% increase (decrease) in the prime interest rates would not have a material impact.

The Company has completed a sensitivity analysis to estimate the impact on comprehensive earnings which a change in foreign exchange rates as at and during the year ended December 31, 2023 would have had on the Company.

The sensitivity analysis includes the assumption that changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter.

The following tables summarizes quantitative data about our exposure to currency risk as a result of monetary assets (liabilities) in currencies different from each entity’s functional currency:

		2023
		$
Net Canadian dollar monetary asset (liability)	CAD thousands	(14,915)
Net US dollar monetary asset (liability)	USD thousands	(33)

The result of this sensitivity analysis indicates that a 10% increase (decrease) in the average value of the Canadian dollar relative to the US dollar during the period would have resulted in an increase (decrease) in net income of approximately $1,095.

Vicinity Motor Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and December 31, 2022 (In thousands of US dollars, except for per share amounts)

18.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are:

●	to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and

●	to provide an adequate return to shareholders through expansion correspondingly to the level of risk.

The Company considers its share capital, other shareholders’ equity, credit facility, and short-term loans to be its capital. As a part of its loan commitments, the Company is required to obtain authorization from the credit facility lender prior to obtaining further loans. The Company’s capital is currently not subject to any other external restrictions except those described in Note 8 and Note 13.

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

Allocation of revenue to geographic areas for the single segment is as follows:

Vicinity Motor Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and December 31, 2022 (In thousands of US dollars, except for per share amounts)

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
	$	$	$
Canada
Bus sales	5,326	7,912	10,925
Truck sales	6,973	983	—
Vehicle Sales	12,299	8,895	10,925

Spare part sales	4,369	4,517	2,504
Operating lease revenue	31	—	—
Other revenue	4,400	4,517	2,504

Total Canada Sales	16,699	13,412	13,429

United States
Bus sales	1,352	4,270	27,272
Vehicle Sales	1,352	4,270	27,272

Spare part sales	850	666	197
Operating lease revenue	149	127	810
Other revenue	999	793	1,007

Total United States Sales	2,351	5,063	28,279

Total Vehicle Sales	13,651	13,165	38,197
Total Other Revenue	5,399	5,310	3,511

Total Sales	19,050	18,475	41,708

During the year ended December 31, 2023, the Company had sales of $4,174, $2,510 and $2,099 to three end customers representing 22%, 13% and 11% of total sales, respectively. During the year ended December 31, 2022, the Company had sales of $6,261 and $4,792 to two end customers representing 34% and 26% of total sales, respectively. During the year ended December 31, 2021, the Company had sales of $26,795 and $4,423 to two end customers representing 64% and 11% of total sales, respectively.

During the year ended December 31, 2023, the Company had outstanding accounts receivable of $1,458, $1,138, $1,073 and $598 to four end customers representing 26%, 20%, 19% and 11% of total accounts receivable, respectively. During the year ended December 31, 2022, the Company had outstanding accounts receivable of $1,226 and $572 to two end customers representing 46% and 22% of total accounts receivable, respectively.

Vicinity Motor Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and December 31, 2022 (In thousands of US dollars, except for per share amounts)

20.	LOSS PER SHARE

Basic loss per share is calculated by dividing the net loss from continuing operations attributable to equity holders of the Company by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential common shares. The Company has four categories of dilutive potential common shares: convertible debt, stock options, RSUs and DSUs. The convertible debt is assumed to have been converted into common shares, and the net loss is adjusted to eliminate the interest expense less the tax effect. For the stock options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company’s shares) based on the monetary value of the subscription rights attached to outstanding stock options. The number of shares calculated reduces the number of shares that would have been issued assuming the exercise of the share options. DSUs are assumed to be converted as of the grant date. A total of 1,291,776 (2022: 1,143,120; 2021: 2,441,349) instruments before share consolidation, which include convertible debt, stock options, restricted share units and deferred share units have not been included in the calculation for diluted loss per share as they are antidilutive. These could potentially dilute basic income per share in the future.

21.	COMMITMENTS AND CONTINGENCIES

The Company entered into a production agreement with its manufacturers whereby the parties have agreed to a specified production volume. Future payments as at December 31, 2023 are $31,906 with the majority expected to be paid within the next 12 months.